Form 20-F
period 2024-12-31
Joint Stock Co Kaspi.kz
filed 2025-03-10
CIK 1985487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 190,015,729 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

iii

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
•
“B2B” are to business-to-business;
•
“BNPL” are to buy-now-pay-later;
•
“Cost of Risk” are to the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information—Distribution of Assets, Liabilities and Equity”);
•
“Delinquency rate” are to the share of loans that were not delinquent in the previous month but missed their current due date;
•
“e-Cars GMV" are to the total transaction value of goods and services sold within the e-Cars business of Marketplace;

•
“e-Commerce GMV” are to the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023 and e-cars GMV starting October 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV;
•
“e-Commerce Take Rate” are to the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV;
•
“e-Commerce Active Consumers” is the total number of consumers that completed at least one purchase within the e-Commerce business of Marketplace during the prior 12 months;
•
“e-Commerce Purchases” is the total number of goods or services purchase transactions completed by consumers within the e-Commerce business of Marketplace;
•
“e-Grocery GMV” are to the total transaction value of goods and services sold within the e-Grocery business of Marketplace;
•
“e-Grocery Active Consumers” is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months;
•
“e-Grocery Purchases” is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace;
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
•
“Hepsiburada” are to D-Market Elektronik Hizmetler ve Ticaret A.Ş.;
•
“IFRS” and “IAS” are accounting standards as issued by the International Accounting Standards Board (“IASB”)
•
“Kaspi Bank” are to Kaspi Bank JSC;
•
“Kaspi Cloud” are to Kaspi Cloud LLC;
•
“Kaspi Office” are to Kaspi Office LLC;
•
“Kaspi Pay” are to Kaspi Pay LLC;
•
“Kaspi Shop” are to Kaspi Shop LLC;
•
“Kaspi Travel” are to Kaspi Travel LLC;
•
“Kaspi Travel GMV” are to total transaction value of services sold within the Kaspi Travel business of Marketplace;
•
“Kaspi Travel Take Rate” are to the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV;

•
“Kaspi Travel Active Consumers” is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months;
•
“Kaspi Travel Purchases” is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace;
•
“Kolesa” are to Kolesa JSC;
•
“Loss rate vintages” are to expected loss rate of portfolio originated in specific quarter or month as a combination of actual NPL as of reporting date and expected recovery of NPL based on statistics;
•
“m-Commerce GMV” are to the total transaction value of goods and services sold within the m-Commerce business of Marketplace;
•
“m-Commerce Take Rate” are to the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV;
•
“m-Commerce Active Consumers” is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months;
•
“m-Commerce Purchases” is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace;
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

•
“SKUs” are to store-keeping units, including variants (color, size, etc.);
•
“SMEs” are to small and medium-sized enterprises, which we define as enterprises established in Kazakhstan with less than 250 employees and annual revenue of less than ₸9.2 billion in each of the most recent three years;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”).

The monetary unit we use as our functional currency is tenge, and we present our consolidated financial statements in tenge. Financial, operating and other data of the Company presented in U.S. dollars in this annual report were translated from tenge. The convenience translation and exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this annual report is ₸525.11 per $1 as of December 31, 2024.

Other Key Financial and Operating Metrics

Certain parts of this annual report contain our key financial and operating metrics. The definitions of such measures are set out in the Introductory Note in this annual report, and include key operating metrics, such as Active Merchants, Average Balances on Current Accounts, Average DAU, Average MAU, Average DAU to Average MAU ratio, Average Net Loan Portfolio, Average Savings, Cost of Risk, Delinquency rate, e‑commerce GMV, e-commerce Take Rate, Fintech Active Consumers (deposits), Fintech Active Consumers (loans), Fintech Yield, First payment default rate, Kaspi Travel GMV, Kaspi Travel Take Rate, Loss rate vintages, m-Commerce GMV, m‑commerce Take Rate, Marketplace Active Consumers, Marketplace Gross Merchandise Value (GMV), Marketplace Purchases, Marketplace Take Rate, Monthly Transactions per Active Consumer, Payments Active Consumers, Payments Take Rate, Second payment default rate, TFV, TFV to Average Net Loan Portfolio Conversion Rate, TPV, TPV Payments Transactions, 90+ collection vintages. These key financial and operating metrics are used by management and our Board of Directors to assess the level of penetration of our different platforms into the economic environments we operate, the usefulness of our products and services to customers and how engaged our customers are with our platforms. These metrics are also frequently used by analysts, investors and other interested parties to evaluate us and other companies in our industry. Management believes it is useful to investors and analysts to evaluate these operating metrics on the same basis as management uses to evaluate our financial results.

Rounding

Certain figures and some percentages included in this annual report have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this annual report may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this annual report from our own internal estimates and research, as well as from publicly available information, including statistics, industry and general publications and research, surveys and studies conducted by third parties, including the NBK, Qazstat, the International Monetary Fund (“IMF”), the World Bank, Euromonitor International Limited (“Euromonitor”), data.ai, or KResearch Central Asia ("KResearch”) and the Economist Intelligence Unit (“EIU”).

Some of the industry information in this annual report has been derived from independent market research carried out by Euromonitor, which includes research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions. We have not commissioned any studies or reports prepared or published, or data collected or surveyed, by the NBK, Qazstat, the IMF, the World Bank, Euromonitor, data.ai, or KResearch.

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
•
our ability to successfully scale the business model and reach sustained profitability of the e-Grocery operations;
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
•
risks related to Kazakhstan and the other countries in which we operate, including with regard to the evolving nature of the applicable legislative and regulatory frameworks;
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
•
the fact that the price of our ADSs might fluctuate significantly and that any future sales or ADSs or common shares may negatively impact the stock price; and
•
risks related to other factors discussed under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

The growth of our business depends on our ability to attract new customers and expand our existing customers’ usage of our platforms by offering additional functionality, products and services and further integrating our Super Apps. While our Super Apps have achieved wide acceptance in Kazakhstan by both consumers and merchants, we may be unable to continue to grow at historical rates. We continue to invest significant resources in our infrastructure, research and development and other areas in order to enhance our platform technology and our existing products and services, as well as to introduce new high-quality products and services aimed at increasing the number of transactions made on our platforms and through our Super Apps. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies. Our failure to innovate and adapt to these changes could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As the markets for our platforms mature, or as new or existing competitors introduce new products, services or functionality that compete with ours, we may face external pressures and be unable to retain current customers or attract sufficient new customers. Our ability to engage, retain and increase our customer base will require us to successfully create new products and implement new business segments, both independently and together with third parties, and consequently, we may face risks associated with expanding into areas in which we have limited or no experience. We may also introduce significant changes to our existing products or develop and introduce new and unproven products and services, which may require significant investments of time, money and resources. For example, in 2021, we launched our e-Grocery business in partnership with Magnum. Similarly, over the last two years, we have developed Government Services in partnership with the Kazakhstan government to digitalize usage of government services, launched digital Gift Cards on our Marketplace, added Business Deposit for merchants on our Fintech Platform and expanded Kaspi Travel to include holiday packages (Tours). Performance of these and other new business lines, however, is inherently uncertain, and if new or enhanced products or services fail to engage our consumers or merchants, we may fail to attract or retain customers or to generate sufficient return to justify our investments, which may adversely affect our business, financial condition, results of operations and cash flows.

Our efforts to attract and retain customers may also require more sophisticated and costly development, sales or engagement efforts and could be impaired for a variety of reasons, including adverse reaction to changes in general economic conditions or other factors. We may also take actions that fail to generate short-term financial results, and there can be no assurance that these actions will produce long-term benefits. In particular, efforts to expand our customer base and enhance the customer experience, especially in new markets, and investments in new products, services and business initiatives could adversely affect our short-term financial results. For example, we anticipate our recent acquisition of a controlling stake in Hepsiburada will expand our addressable market in Türkiye. However, such investments may not provide economic benefits to us in the short-term or at all. If our efforts to attract and retain customers are not successful, or if our customers reduce or discontinue their usage of our platforms and Super Apps, our business, financial condition, results of operations and cash flows may be materially adversely affected.

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

The network effects of our Super Apps also rest on our ability to attract and retain leading retailers as merchants, which can offer a wide selection of products and services for consumers at attractive prices. See “Item 3. Key Information—D. Risk Factors—Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.” In addition, any changes we may make to our current operations to enhance and improve our Super App integration and balance the needs and interests of users of our Super Apps, or to comply with any regulatory requirements, may be viewed positively from one user group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all users of our Super Apps, consumers, merchants and other participants may spend less time on our platforms and Super Apps and conduct fewer transactions or use alternative platforms, any of which could result in a material adverse effect on our, business, financial condition, results of operations and cash flows.

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

Our “first-party” e-Grocery operations are relatively new to our business, and we may fail to successfully scale our business model and reach sustained profitability of the e-Grocery operations.

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

In addition, the development of our e-Grocery business has proven more expensive than we anticipated, and we may not succeed in increasing its revenue and the number of purchases, if at all, in an amount sufficient to offset our expenses and to maintain profitability. As the online or digital grocery market in Kazakhstan is still nascent, it may be difficult to predict the size and growth rate of our target market and customer demand for our e-Grocery products or encourage customers to move away from more traditional in-store food shopping. Our current priority is to continue to invest in scaling e-Grocery in Kazakhstan’s three largest cities. Given the different profitability model of the e-Grocery business, we have seen a reduction in the profit margin of our Marketplace Platform. If the revenue attributable to our e-Grocery operations does not grow over the long term, the e-Grocery business may fail to achieve and maintain profitability, and our business, financial condition, results of operations and cash flows may be materially adversely affected.

Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.

We derive a significant and growing portion of our revenue from fees through our Marketplace, and revenue generated from our Payments and Fintech businesses relies on merchants offering and selling their products and services on our platforms and Super Apps. As of December 31, 2024, we had approximately 737,000 Active Merchants. We attempt to engage and retain our merchant partners by offering them additional functionality, products and services so they can reach more consumers. If our attempts to attract and retain merchants are not successful or if our merchants reduce their usage of our platforms, our business, financial condition, results of operations and cash flows may be materially adversely affected.

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

During periods of economic stagnation or decline, consumers tend to become more price-sensitive, which may lead to a decrease in demand for our products and services. The Kazakhstan economy has faced, and might face in the future, challenges, primarily due to the decline in prices of oil and other commodities which are principal exports and important drivers of its economy, as well as the effects of any downturns in the economies of the country’s key trading partners, including Russia or China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan—Kazakhstan is heavily dependent upon export trade and commodity prices.” These factors have also contributed to the volatility of the tenge. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan—Exchange rate fluctuations could have a material adverse effect on our,business, financial condition, results of operations and cash flows.”

Kazakhstan’s GDP, according to Qazstat, grew byapproximately 3.2% in 2022 and 5.1% in 2023, and based on data from the Kazakh Prime Minister’s Office, 4.8% in 2024. According to the NBK, annual consumer price inflation for the years ended December 31, 2022, 2023 and 2024 was 20.3%, 9.8% and 8.6%, respectively. A period of sustained inflation, coupled with high interest rates, or any other deterioration of Kazakhstan’s economy, could lead to a reduction in levels of personal income, individual purchasing power or consumer confidence, weakening consumer spending and savings and increasing insolvencies. As a result, the size of operations within our platforms may grow at a slower rate or even decrease, resulting in a slowdown or decrease in all or any sources of revenue (interest, fee and retail revenue), which could have a material adverse effect on our, business, financial condition, results of operations and cash flows.

With the introduction of the Citizens Bankruptcy Law in December 2022, which for the first time introduced the concept of bankruptcy of individuals that are not individual entrepreneurs, any reduction in levels of personal income and savings can lead to an increasing number of individuals being unable to repay the loans and being declared bankrupt. As a result, Kaspi Bank may become exposed to significant debt write-offs in the future and may not be able to attract consumer borrowings from such individuals within five years following the declaration of such individuals’ bankruptcy. See “Item 4. Information on the Company—B. Business Overview—Regulation—Bankruptcy of Individuals.”

We may fail to effectively manage the growth of our business and operations.

Our business has grown rapidly and significantly in recent years as we have evolved from a banking services provider in Kazakhstan to a unique two-sided Super App business model. Because of the significant growth in our operations, our exposure to business risks has increased. This growth will continue to require improved monitoring and control procedures with respect to our operations, as well as continued investment in our financial and information management systems, recruitment and training of employees, marketing, monitoring of the consistency of customer service and increased operational costs. In addition, overall growth in our business requires greater allocation of management resources away from day-to-day operations and may create significant operational challenges, including the ability of our information technology systems to adequately handle the rate of growth of operations, the ability to design, implement and follow appropriate risk management procedures in respect of a much larger volume of operations, an increased variety of offered products and the ability to properly monitor our financial performance. Similarly, our future growth may also depend on our ability to grow our other businesses, including those businesses we have acquired or invested in, such as our recent acquisition of a controlling stake in Hepsiburada, and new business initiatives we may explore in the future. In particular, we face risks associated with expanding into industries in which we have limited experience, including e-Grocery (see “Item 3. Key

Information—D. Risk Factors—Our ‘first-party’ e-Grocery operations are relatively new to our business, and we may fail to successfully scale our business model and reach sustained profitability of the e-Grocery operations”). Any failure to manage our growth while at the same time maintaining adequate focus on our existing operating segments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Growth opportunities may also involve expansion into international markets, such as our recent expansion into Türkiye, which carries the risk of increased expenses to manage market, legal, regulatory, taxation and operational burdens. Hepsiburada is our first meaningful step toward international expansion, and we may fail to successfully scale our business model and reach sustained profitability in that part of our business. See “Item 3. Key Information—D. Risk Factors—Acquisitions, strategic alliances and investments may be difficult to integrate and may not generate the expected return on our investment.” Such limitations in growth could materially adversely affect our business, financial condition, results of operations and cash flows.

We face credit, liquidity and market risks.

Credit risk

We are exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. Our credit risk exposure arises primarily from our consumer finance, merchant finance and micro business finance through our Fintech Platform. To manage credit risk during loan origination, we centralized all processes related to decision-making, verification and accounting through our headquarters. We have developed an automated, centralized and big data-driven proprietary loan approval process that enables us to make instant credit decisions. The risk management department is responsible for maintaining scoring models and the decision-making process. The quality of approved loans is monitored by the risk management department on a day-to-day basis with periodic validation of the models. As of December 31, 2022, 2023 and 2024, NPLs represented 6.3%, 5.5% and 5.4%, respectively, of our loan portfolio.

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

Liquidity risk

We are exposed to liquidity risk arising out of the mismatches between the maturities of our assets and liabilities, which may result in us being unable to meet our obligations in a timely manner. We are exposed to daily calls on our available cash resources from current accounts, maturing deposits and loan drawdowns. Although a significant portion of our customer accounts (83% as of December 31, 2024) are held in term deposits, our customers have a right to withdraw their term deposits prior to maturity. We do not maintain cash resources to meet all of these needs as experience shows that a minimum level of rollover of maturing funds can be predicted with a high level of certainty. We calculate and monitor liquidity ratios on a daily basis in accordance with the NBK’s requirements.

We meet a significant portion of our funding requirements using customer accounts (primarily deposits from retail customers and business deposits from merchants), which increased to ₸6,561,950 million as of December 31, 2024 from ₸5,441,456 million as of December 31, 2023 and ₸4,000,690 million as of December 31, 2022. Over the past several years, we have primarily relied on funding from our retail customers’ deposits and current accounts. As of December 31, 2024, our retail customers’ term deposits and current accounts represented 81% and 14%, respectively of our total customer accounts (79% and 15%, respectively, of our total customer accounts as of December 31, 2023). In August 2024, we also introduced a dedicated business deposit product for merchants which provides competitive interest and immediate access to funds. Any unexpected and significant withdrawal of deposits may impact our ability to meet our funding requirements. The other portion of funding is primarily provided through the placement of local bonds (debt securities issued) and subordinated debt, which amounted to 1.7% and 2.8% of total liabilities as of December 31, 2024 and December 31, 2023, respectively. Any deterioration in our credit ratings could undermine confidence in us and limit our access to capital markets, which could require us to seek alternative, more expensive sources of funding.

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

Market risk

We have exposure to interest rate risk resulting from movements in market interest rates that affect income, expense or the value of financial instruments. For example, instruments on both the asset and liability side may exhibit different sensitivities to changes in interest rates, including changes in long-term and short-term interest rates relative to one another. In 2024, 2023 and 2022, higher than normal interest rates directly contributed to declining profitability in the Fintech segment of our business. While we consistently monitor interest rate fluctuations and our asset-liability tenors in order to mitigate such interest rate risk, any significant interest rate movement on either domestic or international markets may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our assets and liabilities are denominated in several currencies, with the majority of assets (loans to customers) and liabilities (customer accounts) denominated in tenge, although a portion of deposits are denominated in foreign currencies, principally the U.S. dollar. Foreign currency risk arises when the actual or forecasted assets in a foreign currency are either greater or less than the liabilities in that currency. In order to manage foreign currency risk, our treasury function controls open foreign currency positions on a daily basis and uses derivative instruments to reduce the risk exposure. We enter into a variety of derivative financial instruments to manage our exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading, measured at fair value through profit or loss and are not designated for hedge accounting. Any significant volatility in the money market or material exchange rate fluctuations may have a material adverse effect on our, business, financial condition, results of operations and cash flows.

Our securities portfolio (which predominantly comprises Kazakhstan government debt securities and quasi-government debt securities, representing 91% and 94% of total investment securities and derivatives as of December 31, 2024 and December 31, 2023, respectively) is subject to fluctuations in the value of financial instruments caused by changes in market prices, whether caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. Interest rate and price movements on both domestic and international markets may (including as a result of any downgrade in Kazakhstan’s sovereign credit ratings) affect the value of our securities portfolio, which in turn may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our banking activities comprise a significant part of our business. For the year ended December 31, 2024 and the year ended December 31, 2023, our Fintech segment generated 31% and 34% of our net income, respectively. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

In 2023, several U.S. banks were placed into receivership or closed, including Silicon Valley Bank, Signature Bank and First Republic Bank. Similarly, on March 19, 2023, UBS agreed to purchase Credit Suisse, following the withdrawal of deposits with Credit Suisse worth $75.2 billion in the first three months of 2023. While we held no deposits or securities with SVB, Signature Bank, First Republic Bank or Credit Suisse at the time each was placed into receivership or closed (or, in the case of Credit Suisse, purchased), defaults by such institutions led to weakened market conditions and limited global liquidity. This may adversely impact merchants on our platforms who are exposed to global market conditions, and any such decline in engagement from merchants may lead to lower consumer interaction, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, concerns regarding the United States or international financial systems could result in our retail customers withdrawing their deposits they hold with us or enhanced regulatory oversight of financial institutions such as Kaspi Bank (see “Item 3. Key Information—D. Risk Factors—We face credit, liquidity and market risks”), which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our business and results of operations, as well as our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations, could be significantly impaired by factors that affect us or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. The results of events or concerns that involve one or more of these factors could include a variety of material adverse effects on our business, financial condition, results of operations and cash flows.

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

Customer complaints or negative publicity about us could also diminish consumer confidence in our services and our reputation with customers. The significant scale of our business heightens the need for prompt and attentive customer service to resolve irregularities or customer dissatisfaction. In our e-Commerce business, our merchants primarily manage customer issues and complaints directly with the customer, and if they do not do so to the satisfaction of customers, our brand and reputation may be adversely affected. From time to time, we may also be the target of incomplete, inaccurate and misleading or false statements about our company and our business that could damage our brand and deter customers from using our Super Apps. Our reputation may be affected by instances of misconduct by our employees, as well as employees’ failure to comply with our compliance procedures and any applicable legislative requirements. In addition, any significant problems with collection practices employed by external collection agencies, to which we outsource collections of our NPLs, could also adversely affect our reputation and brand. Our reputation may also be affected by events beyond our control. For example, in June 2023, a man took several of our employees hostage in one of our bank offices in Astana. While the crisis was resolved with no casualties and the hostages were successfully released by the police, any adverse press reports on this or similar events may harm our brand and customer confidence in us. If we are unable to handle customer complaints or negative publicity effectively, our reputation may suffer and we may lose customers’ confidence, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon talented employees, including our senior management, to grow, operate and improve our business. If we are unable to retain and motivate our personnel and attract new talent, or to maintain our corporate culture, we may not be able to achieve our strategic objectives.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the skills and abilities of our senior management team. Our business has significantly benefited in the past from the vision and contributions of a small number of our key senior managers. In particular, Mr. Mikheil Lomtadze, the chairman of our management board, our chief executive officer and a member of our board of directors, has been crucial to the development of our culture and strategic direction. Competition in Kazakhstan’s technology and financial industries for personnel with relevant expertise is intense due to the relatively small number of available qualified individuals. Further increases in competition may lead to difficulties in recruiting and retaining qualified and experienced employees, including increased costs of salaries and bonuses, as well as a greater length of time taken to identify and recruit such employees or increased costs of recruitment. In order to attract and recruit qualified and experienced employees and minimize the possibility of their departure to other companies, we provide packages of compensation and non-financial incentives that are consistent with the evolving standards in Kazakhstan’s labor market. The loss of or diminution in the services of members of our senior management team, or an inability to retain and attract additional senior management personnel, may impair our ability to achieve our strategic objectives.

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

Our anticipated future growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, our ability to further improve and develop our financial and management information systems, controls and procedures and our ability to anticipate and implement competitive product and service offerings to continue to attract customers to our platforms and increase the number of transactions made by our customers on our platforms and through our Super Apps. We expect to have to adapt our existing systems and introduce new systems to cater to the increasing sophistication of the consumer financial services market, evolving fraud and information security landscape, and regulatory developments relating to existing and projected business activities, train and manage our employees and improve and expand our marketing capabilities. Further, as we grow, our business becomes increasingly complex. To effectively manage and capitalize on our growth, we must continue to focus on innovative product and service developments. Our continued growth could strain our existing resources, and we could experience ongoing operating difficulties in managing our business, including difficulties in hiring, training and managing our employee base. Continued growth could also strain our ability to maintain the quality and reliability of our platforms, products and services, impact development and improvement of our operational, financial, legal and management controls and enhance our reporting systems and procedures. If we are unable to successfully implement necessary changes to our systems and operations as we continue to grow, our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

We also rely on facilities, components and services supplied by third parties, including data center facilities. For example, we depend on third parties in connection with our risk management processes, including external data from credit bureaus in Kazakhstan and the Kazakhstan State Pension Payment Center (the “Pension Center”) to perform credit assessments. As such, any risks related to the interruption of such credit bureaus’ or the Pension Center’s operations, the accuracy of the data kept thereby and the availability of such data generally, may impact our consumer finance origination process. Furthermore, as part of our debt collection process, we outsource certain debt collection functions to third-party debt collection agencies, which collect up to 58% of our NPLs, and any interruption in the operations of such agencies could negatively impact our debt collection efforts or increase the cost of debt collection services and cost of risk. If these third parties cease to provide the facilities or services, experience operational interference or disruptions, breach their agreements with us, fail to perform their obligations or meet our expectations, do not renew their licenses or otherwise cease to make their services or products available at a reasonable cost or at all, our operations could be disrupted or otherwise adversely impacted, which in turn could result in a material adverse effect on our, business, financial condition, results of operations and cash flows.

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

Some of our competitors may have longer operating histories or greater merchant bases, experience, scale and resources, which may provide them with competitive advantages, including more established relationships with customers. They may devote greater resources to the development, promotion, sale of products and services in the areas in which we operate, and they may offer lower prices or more effectively introduce and market their own innovative products and services that may in turn adversely impact our growth. Mergers and acquisitions by our competitors may lead to the emergence of even larger competitors with greater resources. Competing services tied to established brands might engender greater confidence in the quality and efficacy of their services relative to those offered by us. Any initiatives undertaken by the NBK to enhance the efficiency and decrease the costs of financial services may also increase competition. Furthermore, changes in the legal or regulatory framework in Kazakhstan relating to the industries in which we operate (such as the establishment of a “Sunqar” fast payment system) may increase the number of competitors or may more positively impact our competitors as compared to us, either of which could diminish our competitive advantage, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Despite measures we have taken and continue to take, our platforms remain susceptible to potentially illegal or improper uses. These may include use of our platforms in connection with fraudulent or counterfeited sales of goods or bank fraud, which are becoming increasingly sophisticated. There can be no assurance that measures implemented by us, which are aimed at preventing our business from being used as a vehicle for money laundering, fraud or other illegal activities, will effectively identify, monitor and manage these risks, and that no incidents of fraud or other illegal activities will occur in the future. We cannot monitor with absolute certainty the sources of customers’ or counterparties’ funds or the ways in which they use them. In addition, an increase in fraudulent transactions could harm our reputation and reduce customer confidence in the use of our platforms or lead to regulatory intervention, which could require us to take steps to reduce fraud risk leading to an increase in our costs.

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

Strategic acquisitions and subsequent integrations of newly acquired businesses require significant managerial and financial resources and could result in a diversion of resources from our existing business. Acquired businesses or assets may not generate expected financial results, integration opportunities, synergies and other benefits immediately, or at all, and may incur losses. Additionally, we may face operational and structural challenges in integrating IT systems, retaining relationships with key employees of acquired businesses, and increased regulatory and compliance requirements. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operations.

In light of our strategy to extend our geographical reach, these risks may be more likely to occur if we pursue strategic alliances and acquisitions in markets outside Kazakhstan and Azerbaijan. Further, as our business is technology driven, we will require a high level of real-time technology integration for efficient operations, customized and developed for the regions in which we may plan to operate. Our inability to obtain such technology in a timely manner and at the envisaged cost may have a material adverse effect on our business, financial condition, results of operations and cash flows. Our operations outside of Kazakhstan may also be subject to local political, economic and other risks that may impact our businesses there. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—We may be significantly affected by the health of the Kazakhstan markets in which we operate, the markets of other countries where we have operations and general macroeconomic and geopolitical conditions. We have operated in Azerbaijan since 2019 and intend to continue to explore international opportunities across Central Asia, the Caucasus region, and Central and Eastern Europe, as well as other select markets. In 2021, we acquired 100% of Portmone Group, a payments company operating in Ukraine, although it represented only 0.05% of our total assets as of December 31, 2024 and 0.04% of our net income for the year ended December 31, 2024. In 2025, we acquired a controlling stake in Hepsiburada, which operates in Türkiye. Cross-border acquisitions may also raise our exposure to exchange rate fluctuations to the extent that we pay consideration in foreign currencies. For instance, our acquisition of a majority stake in Hepsiburada was settled in U.S. dollars, rather than tenge. For more information on the Hepsiburada acquisition, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Recent Developments—Acquisition of Hepsiburada” and for more information relating to exchange rate-related risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—Exchange rate fluctuations could have an adverse impact on our business.”

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

We have experienced and may experience in the future system failures, denial-of-service attacks, and other events or conditions from time to time that interrupt the availability, reduce or adversely affect the speed or functionality of our platforms. For example, during the January 2022 events in Kazakhstan (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan—We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan”), there was a disruption in online transactions due to significant limitations on Internet access throughout Kazakhstan, although our Super Apps generally continued to operate. Any prolonged interruption in the availability or a reduction in the availability, speed or functionality of our platforms could have a material adverse effect our, business, financial condition, results of operations and cash flows. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our infrastructure is unreliable, leading them to switch to competitors or to avoid or reduce the use of our products and services, and could permanently affect our reputation and brand.

While the long-term effects of climate change on the global economy and the industries in which we operate are unclear, we recognize that there are inherent climate-related risks wherever business is conducted. Any of our locations may be vulnerable to the adverse effects of climate change. For example, Kazakhstan has historically experienced, and is projected to continue to experience, physical climate change risks, including risks from earthquakes, floods, drought, avalanches and landslides. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in Kazakhstan and elsewhere, have the potential to disrupt our business, our third-party service providers or partners, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.

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

We collect, process and store personal data (including names, addresses, ages and bank details) from our customers, business contacts and employees as part of the operation of our business, and we must comply with data protection and privacy laws and industry standards in Kazakhstan, Azerbaijan, Ukraine and Türkiye. Those laws and standards impose certain requirements on us in respect of the collection, use, processing (including accumulation, modification, distribution, depersonalization, blocking and destruction of personal data) and storage of such personal data. Failure to operate effective data controls in respect of the collection, use, processing and storage of such personal data, as prescribed by applicable law, could potentially lead to administrative fines, financial costs, reputational damage and undermine trust in our business and brand (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any harm to our brand or failure to maintain the trusted status of our platforms and Super Apps may limit future growth and adversely affect our business”), any of which could have a material adverse effect on our, business, financial condition, results of operations and cash flows.

The Law of the Republic of Kazakhstan “On Personal Data and the Protection Thereof” No. 94-V ZRK dated May 21, 2013, as amended (the “Personal Data Law”), is a special legislative act that established a framework for the protection of personal data. Prior to the adoption of this law, Kazakhstan did not have any specific laws regulating the protection of personal data. Therefore, there is currently no widely-established or consistent judicial practice in respect of personal data protection matters. Existing laws and regulations on personal data protection may be amended, the manner in which such laws and regulations are enforced or interpreted may change and new laws or regulations on personal data protection may be adopted, including in order to further regulate or restrict the use of personal data. If the existing interpretation of the laws and regulations were to change or future regulations were imposed, it could have a material adverse effect on our, business, financial condition, results of operations and cash flows.

In Türkiye, a number of laws and regulations impacting e-commerce and digital businesses in Türkiye have been enacted since 2007, including amendments to the Internet Law, the E-Commerce Law, various laws to protect personal data and laws on electronic payments, among others. Hepsiburada, in which we own a controlling stake, is required to comply with certain obligations set forth in the E-Commerce Law and the E-Commerce Regulation (which become more stringent with higher Net Transaction Volumes) and may face administrative fines in case of any violations. However, unlike in the United States, little case law exists around the Internet Law and E-Commerce Law and existing jurisprudence has not been consistent and may not reflect the latest amendments or additional legislation. Legal uncertainty arising from the limited guidance provided by current laws in force allows for different judges or courts to decide very similar claims in different ways and establish contradictory jurisprudence. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services.

An increasing number of organizations, including large merchants and businesses, technology companies and financial institutions, such as us, are subject to attacks on their information security systems, some of which involve sophisticated and highly targeted attacks on their websites and infrastructure.

The methods used to obtain unauthorized, improper or illegal access to information security systems are constantly evolving. Targeted attacks may also be difficult to detect quickly and are often not recognized until they are launched against a target. Unauthorized parties may attempt to gain access to our platforms through various means, including hacking into platforms, or attempting to fraudulently induce (often through spear phishing attacks) employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords, payment card information, or other sensitive information, which may in turn be used to access our systems. We have experienced in the past and may experience in the future cyberattacks and other security breaches (due, among other factors, to human error, malfeasance, system errors or vulnerabilities, or other irregularities) affecting the functionality of our platforms. While we have systems and processes designed to prevent cyberattacks and security breaches, which systems and processes have been effective in preventing us from incurring material financial losses in the past, and while we expect to continue to expend significant resources to bolster these protections, such measures cannot provide absolute security, and any security breach could have a material adverse effect on our, business, financial condition, results of operations and cash flows.

Actual or perceived breaches of our security could interrupt our operations, resulting in, among other things, our systems or services being unavailable, improper disclosure of data, material damage to our reputation and brand, increased regulatory scrutiny or fines, as well as legal or financial exposure. In addition, third-party credit cards could refuse to allow us to process through their networks. Accordingly, such events could cause us to incur significant remediation costs, leading to loss of customer confidence in, or decreased use of, our products and services and the diversion of management’s attention from the operation of our business. This could result in significant compensation or contractual penalties payable to consumers or merchants as a result of their claims, and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the SEC has adopted final rules enhancing disclosure requirements for publicly registered companies, requiring timely and detailed disclosures of material cybersecurity incidents, as well as periodic disclosures about cybersecurity risk management and governance, which to date have not but could result in additional compliance costs for us.

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

We use open source code in our software, technology and services. Some licenses applicable to open source software require software that incorporates, is linked to, or is derived from such open source software be made available to the public under the same or similar terms. From time to time, we may face claims from third parties of infringement of their intellectual property rights or demanding the release or license of the software that we developed using such open source software or otherwise seeking to enforce the terms of the applicable open source license. While we check the licensing policies before using open source code, we may still inadvertently use such open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. Licensors of open source code do not provide warranties, indemnities, or other contractual protections for the use of their source code (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open source software. As a result, the use of open source code could materially adversely affect our business, financial condition, results of operations and cash flows.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us and cause us serious reputational or financial harm. While we have not experienced material fraudulent misconduct by employees in the past, any such misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, financial condition, results of operations and cash flows could be materially adversely affected.

We do not have insurance coverage customary to more economically developed countries.

Kazakhstan’s insurance industry is less developed than that in some more economically developed countries, with some insurance products being unavailable to us at all or on equivalent terms to those available in such economically developed countries. We do not maintain business interruption and property insurance, and our existing insurance policies required by Kazakhstan law are incremental and do not cover the majority of our assets and liabilities. In addition, as a result of our e-Grocery business, we may be exposed to liability claims in the event that the food and other products we sell cause injury or illness, for which we also do not have insurance. As a result, we may incur an uninsured loss of assets and face claims which are not covered or are inadequately covered by our insurance policies. Any such losses or claims could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We are subject to, and may become party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of business. We could be adversely affected by complaints, claims or legal actions brought by consumers, merchants, regulatory authorities and others, in the ordinary course of business or otherwise, in relation to our services, technology or intellectual property, our branding or marketing efforts or campaigns or our policies. Further, in the ordinary course of our business, we have received and may receive communications in the form of letters and notices from various regulatory authorities, in relation to, among other things, requests for information and clarifications relating to our business, operations and past compliances. There can be no assurance that such complaints or claims or requests for information will not result in investigations, enquiries or legal actions by any regulatory authority against us, which may subject us to liabilities or penalties and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.

Growing and operating our business, including through the development of new and enhanced services, may require significant cash outlays and capital expenditures. If cash on hand, net cash inflow from operating activities and cash equivalents are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, and we may not be able to raise the necessary cash on terms acceptable to us, or at all. We may seek to raise capital by issuing equity or debt securities, or by obtaining bank financing. The financing arrangements we may pursue or assume may require us to grant certain rights, take certain actions or agree to certain restrictions that could negatively impact our business.

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

Under Kazakhstan law, legal entities registered in certain jurisdictions, including Andorra, the British Virgin Islands, Liberia, the Marshall Islands, Panama or certain U.S. territories and states, including Wyoming, Guam and the Commonwealth of Puerto Rico (the jurisdictions set out under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Acquisition of Shares of Kazakhstan Banks—Offshore Jurisdictions prohibition” of this annual report, the “Offshore Jurisdictions”), are not permitted to directly or indirectly own, use or dispose of voting shares of a Kazakhstan bank, such as Kaspi Bank. Accordingly, an entity registered in an Offshore Jurisdiction that holds ADSs or whose direct or indirect shareholders or participants are registered in an Offshore Jurisdiction will not be able to surrender such ADSs and withdraw our common shares and will not be able to hold or dispose of our common shares. Further, under Kazakhstan law, such entities will not be entitled to exercise any voting rights in respect of such ADSs through the depositary (or otherwise) at general shareholders’ meetings due to the rule that requires the voting shareholder to confirm that neither it nor any of its direct or indirect shareholders or participants is registered under the laws of an Offshore Jurisdiction. Although there have not been any cases when such entities were prohibited from holding ADSs or from exercising or benefiting from any rights (excluding voting rights) attached thereto (including rights to receive dividends and pre-emption rights), there can be no guarantee that the ARDFM, the NBK or any other relevant authority (such as a Kazakhstan court) will not take a different view as a result of an alternative interpretation of Kazakhstan law.

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

Even if an ADS holder satisfies the conditions described in the preceding paragraph to give voting instructions, the depositary may be unable to vote the relevant common shares if we determine that the exercise of those voting rights would not be in accordance with Kazakhstan law or our charter. For example, under Kazakhstan law, the determination whether a shareholder has voting power that would make it a Major Participant or a Bank Holding is based on the number of shares with respect to which identity information has been provided, not the number of outstanding shares. Therefore, it is possible, if other shareholders fail to provide identify information, that a shareholder could be treated as a Major Participant or a Bank Holding requiring regulatory approval to exercise voting rights even if it owns less than 10% or 25% of the outstanding shares (see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Acquisition of Shares of

Kazakhstan Banks—Major Participant status” and “—Regulation-Regulation of Banking Activities—Acquisition of Shares of Kazakhstan Banks—Bank Holding status”).

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

While Kazakhstan has an established legal framework specifically dedicated to consumer lending, major amendments to the consumer lending regulations or any shifts in existing court practice or the regulator’s interpretation of the laws (including with respect to the pricing of loan products, in particular, any change to the caps on interest rates charged by financial institutions on consumer loan products, which stood at 46% as of December 31, 2024) could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On July 12, 2023, the President of Kazakhstan signed the Law on Return of Illegally Acquired Assets, which regulates, among others, repatriation of assets located outside of Kazakhstan. The law targets a broad spectrum of individuals and legal entities and regulates unjust enrichment and return of illegally acquired assets by persons that hold a public office or having managerial roles in state or quasi-state entities, or persons that had influence over or connections with persons holding a public office or having managerial roles in state or quasi-state entities, and their affiliates, and that own assets exceeding 13 million Monthly Calculation Indexes (“MCI”). The MCI is set annually and is used for the calculation of benefits and other social payments, as well as the application of penalties, taxes and other payments in accordance with the Kazakhstan legislation. For 2025, the MCI is set at ₸ 3,932. As the enforcement practice under this new law has yet to develop, there can be no assurance as to what effect such law will have on Kazakhstan businesses and enterprises.

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

Existing laws and regulations, including tax and banking laws and regulations, could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Any amendment or change in the interpretation of current rules and regulations as well as any adoption of new rules and regulations could require us to alter our business operations or strategy or reduce the profitability of our current business. Recently, the Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market (the “ARDFM”) announced a consultation paper on the new banking law, which if adopted may increase costs for regulatory compliance, reduce profitability of the current business and require us to change our business operations or strategy. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Proposed Regulatory Changes in the Banking Sector.”

We believe we have strong track record of compliance with applicable laws and our close working relationships with the Kazakhstan banking regulatory authorities have been professional and productive. However, any material failures by us to comply with applicable laws or regulations could result in the suspension or withdrawal of Kaspi Bank’s banking license, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. The Kazakhstan regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities and the regulatory structure governing Kaspi Bank’s operations is evolving.

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

We have also implemented measures aimed at preventing our platforms from being used as a vehicle for money laundering, including “know-your-client” policies and the adoption of anti-money laundering and compliance procedures in all of our branches and banking outlets. Our responsibility unit seeks to prevent money laundering and terrorist financing by performing, among other things, the following functions:

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

In addition, we comply with applicable U.S., EU and UK economic and trade sanctions, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the Office of Financial Sanctions Implementation of His Majesty’s Treasury and the Foreign, Commonwealth & Development Office of the United Kingdom, the United Nations Security Council and other relevant authorities. Our operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions or engaging in conduct that may create a risk of the imposition of secondary sanctions. We do not currently have contracts or transactions with persons or entities that are targets of U.S. blocking or other applicable sanctions, such as parties included in the Specially Designated Nationals and Blocked Persons List maintained by OFAC, or similar sanctions-related lists of designated persons maintained by

EU, UK and other relevant sanctions authorities. However, any failure to timely and accurately screen our contracts and transactions may expose us to secondary sanctions, reputational harm and significant penalties, including civil and criminal fines, and even investigations of alleged violations can be expensive and disruptive. In addition, despite our adoption of sanctions screening procedures and compliance policies, there can be no assurance that through these procedures and policies we will timely and effectively detect all sanctioned business partners or contractual counterparties, including as a result of new sanctions designations, nor achieve full compliance by all of our employees or representatives for which we may be held responsible, and any such failure or violation could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The Company is a parent entity of a banking group, which primarily comprises Kaspi Bank, an entity regulated under the laws of Kazakhstan. Our operations are subject to strict regulation by governmental and state authorities, particularly the ARDFM and the NBK. A breach of any regulatory guidelines could expose our regulated subsidiaries to potential liability, including the loss of our banking license. If the ARDFM was to suspend or revoke the banking license of Kaspi Bank, this would render us unable to perform our consumer lending, deposit taking and other banking operations (including processing the payments of our customers). See “Item 4. Information on the Company—B. Business Overview-Regulation.”

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

Kaspi Bank is one of the core elements of our business. The NBK’s regulations require Kaspi Bank, which has been recognized as a systemically important financial institution with effect from January 1, 2020, to have a minimum total capital adequacy ratio (K2 ratio) of 12.0% and a Tier 1 capital adequacy ratio (K1-2) of 10.5% (both including the buffers applicable to Kaspi Bank as a systemically important financial institution), based on Kaspi Bank’s financial statements prepared under IFRS as issued by the IASB. Kaspi Bank is required to report the respective ratios to the NBK on a monthly basis. As of December 31, 2024, Kaspi Bank’s total capital adequacy ratio was 12.7% and its Tier 1 capital adequacy ratio was 12.6%, which, in each case, exceeded the minimum required by the NBK. Going forward, we plan to maintain Kaspi Bank’s Tier 1 and total capital ratios at levels above these required by NBK, including the buffers applicable to systemically important financial institutions, and to use the additional portion above this threshold for the purposes of distributing dividends to shareholders, subject to applicable law and commercial considerations (including cash requirements and future projects). These capital adequacy requirements may require us to provide capital support to Kaspi Bank or limit the amount of dividends and other distributions that Kaspi Bank may make to the Company.

In addition, the Basel Committee on Banking Supervision (the “Basel Committee”) recommends a minimum risk-based capital adequacy ratio of 8.0% and Tier 1 capital adequacy ratio of 6.5%, calculated in accordance with the Basel III International Regulatory Framework for Banks (December 2010, updated in June 2011) (“Basel III”). Kaspi Bank’s total capital adequacy ratio, calculated under Basel III, was 18.3% as of December 31, 2024, 18.1% as of December 31, 2023 and 18.0% as of December 31, 2022, in each case higher than the minimum requirement of 8.0%. Kaspi Bank’s Tier 1 capital adequacy ratio, calculated under Basel III, was 17.6% as of December 31, 2024, 17.4% as of December 31, 2023 and 17.0% as of December 31, 2022, in each case higher than the minimum requirement of 6.5%. Both ratios, the total capital adequacy ratio and the Tier 1 capital adequacy ratio, exceeded the minimum requirements recommended by Basel III. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Capital Adequacy, Liquidity Ratios.”

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

Under Kazakhstan law, we are a “bank holding” company by virtue of our indirect ownership of over 25% of the voting shares of Kaspi Bank. As such, the ARDFM may request us to recapitalize Kaspi Bank in the event of the deterioration of its financial condition, systemic non-compliance with prudential requirements by Kaspi Bank and in some other cases as stipulated by law. Under the Law of the Republic of Kazakhstan No. 2444 “On Banks and Banking Activity in the Republic of Kazakhstan” dated August 31, 1995, as amended (the “Banking Law”), if a bank holding company is unable to provide to our bank subsidiary funding, as required by the ARDFM, the ARDFM may apply certain responsive measures as described in “Item 4. Information on the Company—B. Business Overview-Regulation—Regulation of Banking Activities—Authority of the ARDFM under the Banking Law—Supervisory Response Measures.”

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

Risks Relating to Kazakhstan and the Other Countries in Which We Operate

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

The Kazakhstan economy has been adversely affected by the global financial and economic crises in the past and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, past disruptions in the global financial markets have had a severe impact on the liquidity of Kazakhstan entities, the availability of credit and the terms and cost of domestic and external funding for Kazakhstan entities. This could adversely influence customer demand for various services, including those provided by and through us. As has happened in the past, financial events such as significant depreciation of the tenge, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the military conflict between Russia and Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Kazakhstan and adversely affect the Kazakhstan economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments and adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices, could slow or disrupt the Kazakhstan economy and adversely affect our business, financial condition, results of operations and cash flows. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before investing in the ADSs.

We may be significantly affected by the health of the Kazakhstan markets in which we operate, the markets of other countries where we have operations and general macroeconomic and geopolitical conditions.

The success of our business depends, directly and indirectly, on the health of the Kazakhstan markets in which we operate and, as our business expands, the markets of other countries in which we operate, which are affected in part by general macroeconomic conditions and other factors beyond our control. A number of macroeconomic, geopolitical and other factors that could adversely affect our business include:

•
slow economic growth or recessionary conditions;
•
increased levels of unemployment or slowly growing or declining wages;
•
increased interest rates;
•
budget and/or significant credit account deficits;
•
weak credit markets;
•
inflationary conditions;
•
volatility and general declines in the stock market;
•
political uncertainty (including the recent change in presidential administration in the United States, where our ADSs are listed, instability in countries such as Azerbaijan and Türkiye, and similar issues in other jurisdictions in which we operate);
•
the imposition of tariffs;

•
international geopolitical tensions (such as the war in Ukraine and the continuing hostilities in the Middle East, which have led to disruptions in economic and business activity in those regions); and
•
war, terrorism, regional conditions, natural disasters, inclement weather, health epidemics or pandemics, acts of God and other events that disrupt markets in which we operate.

To date, changes in the operating environment caused by the geopolitical situation involving Russia and Ukraine have had an insignificant and limited impact on our operations. Portmone Group, our subsidiary in Ukraine, continues normal course operations and represented 0.05% of our total assets as of December 31, 2024 and 0.04% of our net income for the year ended December 31, 2024. Additionally, we do not have operations or assets located in Russia and we comply with applicable U.S., EU and UK economic and trade sanctions (as discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Legal and Regulatory Framework—We are exposed to the risk of inadvertently violating anti-corruption, anti-bribery, anti-money laundering, sanctions and other similar laws and regulations of Kazakhstan and other jurisdictions, and our current risk management and compliance systems may prove ineffective.”). With respect to our operations in Azerbaijan and Hepsiburada’s operations in Türkiye, given the continuing hostilities in the Middle East and the number of parties involved, it is difficult to predict the impact, if any, of the continuing tensions on the geopolitical stability in the broader region, including Azerbaijan and/or Türkiye. However, any material adverse impact on the Azerbaijani, Kazakh or Turkish economy as a result of the relevant surrounding regional conflicts could result in a reduction in the demand from or spending of customers in Azerbaijan or Kazkahstan or of Hepsiburada in Türkiye (and, resultingly in Türkiye, display advertising and marketing spending), which would have an adverse effect on our business and results of operations. Additionally, despite the small size of Portmone Group’s business, if the geopolitical situation in Ukraine does not stabilize, we may have difficulty launching products to customers in that market.

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

Kazakhstan has, from time to time, experienced periods of political unrest, which has, and may have in the future, an adverse effect on our, business, financial condition, results of operations and cash flows. For example, on January 2, 2022, protests triggered by a rise in fuel prices began in the Mangistau region of Kazakhstan and spread to other regions in the country. The protestors demanded a number of social, economic and political reforms. Although the Kazakhstan government took measures to respond to these demands, including by decreasing fuel prices, the protests escalated into significant social unrest in Almaty and southern regions of Kazakhstan. As a result, on January 5, 2022, a state of emergency was declared and restrictions were imposed on communication and transportation of people and vehicles, including railway and airline carriage, and activities of entities in certain locations. The state of emergency was lifted on January 19, 2022 as the situation in all regions of Kazakhstan stabilized, and the functioning of utilities and infrastructure were fully restored and restrictions on communication and transportation were removed. During the January 2022 events, a number of facilities were looted and damaged in Kazakhstan, including our facilities. Although our Super Apps continued to operate, there were significant limitations on Internet access throughout Kazakhstan, which led to disruption of online transactions. Financial institutions limited their operations for the period of the state of emergency. Due to these events, our losses amounted to ₸690 million, which were recognized in our technology and product development expenses for the respective period. In response to the economic implications of the January 2022 events, the Kazakhstan government launched several initiatives. A public fund “Kazakhstan Halkyna,” which was funded from private and public sources, was established to support citizens of Kazakhstan in the fields of healthcare and education and to provide other social support. We contributed ₸10 billion to the fund, which were recognized in our sales and marketing expenses for the respective period.

On February 24, 2022, due to an external geopolitical situation, the NBK set the base rate at 13.5% with a corridor of 1 percentage point. As of November, 27, 2023, the NBK’s base rate was set at 15.75% with a corridor of 1 percentage point and on December, 2, 2024 the NBK’s base rate was set at 15.25% with a corridor of 1 percentage point. In order to maintain the stability of the financial market and support the attractiveness of tenge deposits, the Kazakhstan government announced a protection program for tenge deposits, under which tenge deposits of individuals have been provided with compensation from the Kazakhstan government’s budget resources generally equal to 10% of savings as of February 23, 2022. There can be no assurance that any further support measures, if adopted, will promote the economic stability of Kazakhstan or will not negatively impact our business, including by reducing the willingness of customers to finance purchases due to higher interest rates. Similarly, the increase has led to a rise in our funding costs, which has adversely impacted profitability in our Fintech segment.

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

As Kazakhstan produces and exports large quantities of commodity products (primarily oil and gas), its economy is particularly vulnerable to fluctuations in the prices of such commodities on the international markets. While the Kazakhstan government has been promoting economic reform to diversify the economy, the Kazakhstan government’s revenue continues to depend on the prices of export commodities. Weak demand in its export markets and low commodity prices, especially within the oil and gas industry, has adversely affected in the past and may adversely affect Kazakhstan’s economy in the future, which may in turn have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, the decline in world prices for oil and other commodities in 2014 and subsequent devaluation of the tenge against the U.S. dollar in 2015 affected the public finances and resulted in a revision of the budget of the Kazakhstan government. There can be no assurance that oil price volatility in the future will not require revisions of the Kazakhstan budget, which could adversely affect the development of Kazakhstan and, in turn, our business, financial condition, results of operations and cash flows. An oversupply of oil or other commodities in world markets or a general downturn in the economies of any significant markets for oil or other commodities or a weakening of the U.S. dollar relative to other currencies would also have a material adverse effect on the Kazakhstan economy, which, in turn, could indirectly have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A failure or default of any financial institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could prevent us from raising new or additional funds in the capital markets and could also significantly reduce depositors’ confidence in the banking industry in general and in us in particular. The commercial soundness of many financial institutions may be interconnected as a result of their credit, trading, clearing or other relationships and, accordingly, such concerns or defaults could also lead to significant liquidity problems, losses or defaults by other institutions. This risk is sometimes referred to as “systemic risk” or “contagion risk” and may adversely affect financial institutions with whom we interact on a daily basis. This could, in turn, have a material adverse effect on our ability to raise new funds and have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Kazakhstan banking sector has been particularly affected by the lack of availability of international wholesale debt financing and the volatility of deposits. Kazakhstan banks have previously relied heavily on such financing and deposits as a source of funding. The high dependence on capital market funding poses a significant refinancing risk for both individual banks and the banking system as a whole, particularly as wholesale debt financing has become significantly more expensive. In addition, the banking sector in Kazakhstan has been burdened by high levels of non-performing assets and NPLs across the sector. The negative impact of the continuing problems in the banking sector may affect the willingness of foreign investors and banks to consider lending to, or investing in, Kazakhstan banks, which in turn could result in lower liquidity levels and higher borrowing costs in the economy. It is also uncertain what impact the ongoing problems in the sector may have on investors’ perceptions of Kazakhstan. Such problems could have a negative impact on the country’s sovereign credit rating or lead to other adverse developments, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and cash flows.

During periods of instability in the financial markets, the Kazakhstan government and the NBK have historically implemented measures to support the liquidity and solvency of Kazakhstan banks and to increase the availability of credit to businesses, which have been seen as critical for restoring investor confidence and for supporting the economy. However, there can be no assurance that the Kazakhstan government, the ARDFM and the NBK will continue to implement such measures or, even if taken, that such measures will succeed in materially improving the liquidity position and financial condition of the affected financial institutions in the future or that such measures will not be implemented selectively. Continued instability in the Kazakhstan financial sector and reduced investor confidence caused by any factor including the downturn of the global economy or volatility of the financial markets, could materially adversely affect our business, financial condition, results of operations and cash flows.

Inflationary pressures have increased the prices of goods and services, which could raise the costs associated with providing our services, diminish our ability to compete or reduce consumer buying power.

Our operations are primarily located in Kazakhstan and a majority of our costs are incurred in Kazakhstan. Since the majority of our expenses are denominated in tenge, inflationary pressures in Kazakhstan are a significant factor affecting our expenses. For a variety of reasons, including geopolitical factors, Kazakhstan is facing heightened inflationary pressure, impacting the cost of doing business (in both supply and labor markets). These inflationary pressures have been and could continue to be exacerbated by geopolitical turmoil and economic policy actions, and the duration of such pressures is uncertain. According to the NBK, annual consumer price inflation for the years ended December 31, 2022, 2023 and 2024 was 20.3%, 9.8% and 8.6%, respectively. A period of sustained inflation, coupled with high interest rates, could lead to market instability, new financial crises, a decrease in loan origination, an increase in borrower defaults, fewer products on our Marketplace Platform, reductions in consumer purchasing power and the erosion of consumer confidence, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may also face risks from inflationary pressures in other jurisdictions where we operate. For example, the Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s, and a rapid surge in inflation beginning in 2022 due to numerous factors. The current forecast for inflation in Turkiye in 2025 is 25.6%, according to the EIU. If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may continue to have an adverse effect on growth, revenue, profitability and financial position of our Hepsiburada investment.

Exchange rate fluctuations could have an adverse impact on our business.

Since the NBK’s adoption of a floating rate exchange policy for the tenge in 1999, the currency has fluctuated significantly, particularly during periods of volatility on the global financial and commodity markets. As of December 31, 2024, the official tenge to U.S. dollar exchange rate reported by the NBK was ₸525.11 per $1, compared to ₸454.56 per $1 and ₸462.65 per $1 as of December 31, 2023 and 2022, respectively.

Our assets, liabilities, share capital and equity are denominated in tenge, and we also declare dividends on our common shares in tenge. As a result, any significant devaluation of the tenge against the U.S. dollar will lead to a decrease in the U.S. dollar equivalents of these amounts. In addition, as of December 31, 2024, 2023 and 2022, 9%, 9% and 12% of our total financial liabilities, respectively, consisted of borrowings denominated in currencies other than the tenge. Additionally, following our acquisition of a controlling stake in Hepsiburada in 2025, our international operations account for a more significant portion of our overall operations and our exposure to fluctuations in foreign currency exchange rates has increased.

While we have a substantially similar amounts of assets in foreign currencies, any significant devaluation of the tenge against the U.S. dollar or other foreign currencies will increase our interest expense. A devaluation of the tenge against the U.S. dollar or other foreign currencies could also result in a further outflow of tenge deposits and increase our actual interest expense on our foreign currency-denominated liabilities. Any of these developments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

From time to time, we may enter into forward contracts, options, and/or foreign exchange swaps related to foreign currency exposures that arise in the normal course of our business. These and other such hedging activities may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

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

Accordingly, it is unclear how implementation of the currency regime would ultimately impact our business. However, any imposition of restrictions on our foreign currency dealings could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks of corruption and other business environment weaknesses.

As in many other emerging market jurisdictions, the incidence and perception of elevated levels of corruption remains a significant issue in Kazakhstan. Kazakhstan was ranked 88 out of 180 countries in Transparency International’s 2024 Corruption Perceptions Index. Kazakhstan’s score in the 2024 index was 40 (with 1 being the most corrupt score and 100 being the least corrupt). Kazakhstan’s business climate and competitive indicators are also negatively affected by the need for reform in investor protection arrangements, the cost of establishing a business, the tax system, resolving insolvency and contract enforcement.

Failure to address continued or perceived corruption and governance failures in the public sector and any future allegations, or perceived risk, of corruption in Kazakhstan could have a material adverse effect upon Kazakhstan’s ability to attract foreign investment, which could, in turn, have a material adverse effect on Kazakhstan’s economy.

We also face similar risks in other countries where we operate. For instance, Türkiye (where Hepsiburada is located) was ranked 107 out of 180 countries in Transparency International’s 2024 Corruption Perceptions Index, and its score in the 2024 index was 34.

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

The Kazakhstan judicial system is not immune from economic and political influences. The judicial system is often understaffed and underfunded. Judges are generally inexperienced in corporate law matters. Not all Kazakhstan legislation and court decisions are readily available to the public or organized in an accessible manner. The Kazakhstan judicial system can be slow and court orders are not always enforced or followed by law enforcement agencies. All of these shortcomings may affect our ability or the ability of holders of the ADSs to obtain effective legal redress in Kazakhstan courts. In addition, the press has reported that court claims and government prosecutions are often used to further political aims supported by the courts. We may be subject to such political claims and may not receive a fair hearing. These uncertainties make judicial decisions in Kazakhstan difficult to predict and effective redress uncertain and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If the Company were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by the Company. Based on the current and anticipated profile of our income, assets and operations, we believe that the Company was not in 2024, and we do not currently expect the Company to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, and there are uncertainties as to the application of various PFIC rules to the Company’s income and assets, there can be no assurance that the Company will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding the PFIC status of the Company in any taxable year. U.S. Holders should consult their own tax advisers about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Item 10. Additional Information—E. Taxation—Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Kazakhstan’s taxation system is subject to frequent changes.

Kazakhstan’s taxation system is continually evolving and is subject to frequent and, at times, ambiguous changes, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Additionally, the Code of the Republic of Kazakhstan “On Taxes and Other Obligatory Payments to the Budget” dated December 25, 2017, as amended (the “Tax Code”), and tax provisions of the Constitutional Law of the Republic of Kazakhstan “On Astana International Financial Center” (the “AIFC Law”) have been in force for a short period relative to the tax laws and regulations in more developed market economies and, therefore, risks of tax assessments within its jurisdiction are more probable than in nations with more developed tax systems. Our operations are principally conducted and most of our assets are located in Kazakhstan and, therefore, shortcomings of the Kazakhstan taxation system could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the a new Tax Code is currently being discussed and is proposed to be adopted in 2025 with entry into force on January 1, 2026. One of the significant proposed changes in the published draft text of the new Tax Code for our business is the proposed increase in the CIT rate for second-tier banks to 25% and elimination of the existing tax exemption for financial transactions of second-tier banks, which could adversely impact our business. The new Tax Code is being actively discussed, however, it is not yet known exactly to what extent and how such new code could affect our business.

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

A significant part of the Tax Code contains direct links to IFRS as issued by the IASB, which makes IFRS an important and considerable factor within the Kazakhstan tax system. Therefore, since IFRS is built on the “substance over form” principle, the application of certain principles and methods of IFRS is a matter of professional judgment, which may result in tax disputes between us and the tax authorities. During tax audits, the tax authorities sometimes interpret IFRS in a way that could differ from the professional judgment of financial reporting specialists or auditors. In addition, the tax authorities issue letters where they give their own interpretation of IFRS, which may fail to take into account all aspects of application of standards.

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

In addition, since January 1, 2023, under the new amendments to the Tax Code and the AIFC Law, a mere inclusion of securities on the official list of a stock exchange operating in Kazakhstan (including the KASE and the AIX) is not sufficient to benefit from exemption of dividends on such securities from taxes. The dividend tax exemption applies only if there has been certain trading in such securities (the “Active Trading Criteria”). The Active Trading Criteria include (i) the volume of executed deals with the securities in question being not less than ₸25 million a calendar month, and (ii) the number of executed deals with such securities being not less than 50 a month. According to the recent changes, in addition to the above criteria, for KASE listed securities the following additional criterion must be satisfied: the placement of securities must be carried out through an IPO (Initial Public Offering) or SPO (Secondary Public Offering), or the number of securities in free float (excluding shares held by the issuers and certain insider or affiliated individuals or entities) must be at least 10% of the total number of issued securities, excluding those repurchased by the issuer. When calculating the number of securities in free float, the total number of issued securities, net of those repurchased by the issuer, excludes securities owned by: the state; the issuer’s officials and their close relatives; legal entities in which the issuer’s officials and their close relatives are major shareholders or hold a significant stake in the assets and/or serve as officials; legal entities in which the issuer’s major shareholders and their close relatives are major shareholders or hold a significant stake in the assets and/or serve as officials; subsidiaries of the issuer and subsidiaries of the issuer’s major shareholder; persons who individually own at least 10% of the total number of issued securities of the issuer, excluding those repurchased by the issuer. The KASE and the AIX are required to publish on their websites information on securities satisfying these criteria monthly and quarterly, respectively.

However, the current legislation of Kazakhstan and the AIFC Law do not specify the period within the relevant tax year during which the Active Trading Criteria must be met, and there are yet no clarification by the tax authorities or established practice on this matter. Payers of dividends may, therefore, decide that only the last month preceding the accrual of dividends must be considered for exemption purposes. However, there can be no assurance that the tax authorities would not require that the Active Trading Criteria must be met each month within the same tax year or, for example, that average figures for all such months must be calculated and used for this purpose. Therefore, there can be no assurance that the Active Trading Criteria will be met for the ADSs on the AIX when dividends are accrued and that no withholding tax will apply to dividends that may be paid on our common shares underlying the ADSs.

See “Item 10. Additional Information—E. Taxation-Material Tax Considerations—Material Kazakhstan Tax Considerations” for more details on the tax treatment of capital gains and dividends under the Tax Code and the AIFC Law.

Risks Relating to Our Organizational Structure

We are controlled by our current principal shareholders, which will limit your ability to influence corporate matters and could otherwise impact our business and reputation.

Mr. Vyacheslav Kim, Mr. Mikheil Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited together beneficially own 68.7% of our outstanding share capital. Accordingly, these shareholders have significant influence over our strategy, management, policies and affairs and over all matters requiring shareholder approval, including the election of members of our board of directors, amendment of our charter, issuance of additional common shares and approval of certain actions requiring the approval of a majority of our shareholders, such as dividends and significant corporate transactions. While we believe that such influence has been, and will continue to be, important in the development, pursuit and implementation of our strategy, management, policies and affairs, there can be no assurance that the interests or views of Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited in relation to the development of our business will coincide with those of other shareholders and ADS holders. Since these shareholders collectively own a majority of our common shares, this will give them control, if they were to act jointly, over us and the ability of ADS holders to influence our conduct will be limited. Potential conflicts may arise if Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited choose not to approve matters which would otherwise be in the interests of the remaining shareholders. Any divergence of interests of Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited and ADS holders may adversely affect the market price of the ADSs.

Furthermore, from time to time, the press and other non-traditional media may report on or speculate about a wide variety of matters relating to us, including Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited and their respective businesses, investments or affiliated persons. In addition, Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited or their investments in our or other businesses, which are extensive and varied, may have been from time to time, and may in the future be, subject to legal claims, accusations, proceedings or investigations, which may generate adverse press coverage with respect to our business, even if we are not directly involved in such matter. As a result, any reports in the media and other public statements regarding the activities of Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited, irrespective of whether such statements have any basis in fact, could have a material adverse effect on our reputation, which could have an impact on our business, financial condition, results of operations and cash flows.

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

As a holding company, the Company’s principal source of cash flow is, and will continue to be, distributions from our key operating subsidiaries, Kaspi Bank, Kaspi Pay, Kaspi Travel, Kaspi Shop and Kaspi Office . Therefore, our ability to fund and conduct our business and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities and have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise, and their ability to distribute cash to us may also be subject to, among other things, availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions, including capital adequacy requirements applicable to Kaspi Bank. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Legal and Regulatory Framework—Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Company.” Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our key operating subsidiaries generate profits in tenge and any dividends paid to holders of the ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the tenge against the U.S. dollar and other currencies may have a material adverse effect on the dividend amounts received by holders of the ADSs. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business and pay dividends, if any, could be adversely affected.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2026, which are more detailed and extensive than the forms available to a foreign private issuer, including the need to file quarterly reports on abbreviated timelines. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

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

If we fail to establish and maintain proper internal controls, or we identify additional material weaknesses in our internal control over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations.

As a public company, we are subject to the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act requires that beginning with this annual report, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Additionally, Section 404(b) requires that once we become a large accelerated or accelerated filer (expected to be starting with the annual report for the fiscal year ending December 31, 2025), we obtain an attestation report on internal control over financial reporting from our independent registered public accounting firm.

We previously concluded we did not maintain effective internal control over financial reporting as of December 31, 2023 due to several material weaknesses. We have since remediated these material weaknesses, and determined that our internal control over financial reporting (as well as our disclosure controls and procedures) as of December 31, 2024 were effective. For more “Item 15 Controls and Procedures—Changes in Internal Control Over Financial Reporting.” However, we cannot be certain that our internal control over financial reporting will be considered effective going forward. If we identify additional material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting is effective under Section 404(a), or, once required by SEC rules, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or expresses an adverse opinion, under Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports, causing a material adverse impact on the market price of the ADSs. If any of this occurs, we may be subject to litigation or regulatory enforcement actions, and we may also be unable to remain listed on Nasdaq. Finally, future steps to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, could require us expend significant resources and divert our management’s attention, thus adversely impacting our business and financial condition.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to a broader scope of laws, regulations and standards, including the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, and therefore, potentially subject to a broader scope of fines and penalties under U.S. securities laws than when we were a private company. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition, results of operations and cash flows. It also may require us to make detailed narrative and financial statement disclosures regarding risks, initiatives and other matters confronting us relating to climate change as early as 2026. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations and cash flows. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, financial condition, results of operations and cash flows could be materially adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, financial condition, results of operations and cash flows could be materially affected.

We may elect not to pay dividends in the future.

To the extent that we declare and pay dividends on our common shares, holders of the ADSs on the relevant record date will be entitled to receive dividends payable in respect of our common shares underlying the ADSs, subject to the terms of the deposit agreement. We intend to pay dividends annually in the amount of at least 50% of net income, calculated under IFRS as issued by the IASB (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”). Any payment of dividends on common shares based on quarterly or half-year results is made pursuant to the decision of the general meeting of shareholders. Any decision on the payment of dividends on common shares based on full-year results shall be adopted by the annual general meeting of shareholders. Any future determination regarding the declaration and payment of dividends, if any, will, therefore, be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which it receives distributions from our subsidiaries.

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
•
unfavorable analyst coverage;
•
actions of investors and others involved in the public markets, including short seller reports and proxy contests;
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

If securities or industry analysts or others publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited research coverage by securities and industry analysts. If one or more of the analysts who covers us downgrades our stock, the price of the ADSs will likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline. Additionally, the market price for our ADSs has been in the past, and may be in the future, materially and adversely affected by allegations made in reports issued by short sellers regarding our business model, our management and our financial accounting.

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

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other owners and holders of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

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

For a discussion of the important events in the development of the company’s business since January 1, 2024 through the date of this annual report, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Developments.”

For information on our primary capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For the fiscal year ended December 31, 2024, our breakdown of capital expenditures in Kazakhstan and outside of Kazakhstan were 99.62% and 0.38%. For the fiscal year ended December 31, 2023, our breakdown of capital expenditures in Kazakhstan and outside of Kazakhstan were 99.64% and 0.36%. For the fiscal year ended December 31, 2022, our breakdown of capital expenditures in Kazakhstan and outside of Kazakhstan were 99.64% and 0.36%. There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares since January 1, 2024.

There have been no principal divestitures since January 1, 2022.

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

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity. As of December 31, 2024, the number of Monthly Transactions per Active Consumer was 73.

Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

For the year ended December 31, 2024, our consolidated revenue and consolidated net income was ₸2,532 billion ($4,822 million) and ₸1,057 billion ($2,013 million), respectively, which represented an increase of 32% and 25%, respectively, compared to the year ended December 31, 2023.

For a breakdown of our total revenues and non-current assets by geographic market for each of the past three years as required by Item 4.B of Form 20-F, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Assets.”

Our Super App Model

Being “Super App first” is at the core of everything we do and is a key factor behind our success. We call our mobile applications Super Apps because, unlike single-purpose apps, our apps integrate different and complex services that are used on a daily basis in one place, in a way that is simple and seamless for users.

As of December 31, 2024, the Kaspi.kz Super App had approximately 14.7 million Average MAU and Kaspi Pay Super App had approximately 737,000 Active Merchants. The Kaspi.kz Super App’s services are accessed by 68% of Average MAU on a daily basis, which is equivalent to 10.1 million Average DAU.

Our Super Apps

Note: Data as of December 31, 2024.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free, delivery, find and shop at local merchants, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our BNPL products, purchase and redeem gift certificates, pay their household bills, receive consumer and car finance, and save for the future with our deposit products, among other services. With integrated Government Services, consumers can also access digital documents, including passports, renew their driving license, transfer car ownership and complete car registration, register businesses, pay taxes, apply to register a marriage and obtain a birth certificate, amongst other government services.

With the Kaspi Pay Super App, merchants can promote their business and sell products through our Marketplace Platform, organize nationwide delivery using the Kaspi Delivery Smart Logistics Platform, run product ad campaigns with Kaspi Advertising and participate in our promotional events. Our Business Deposit product enables merchants to earn interest on their excess cash balances, and also to access merchant and Buy-inventory-now-pay-later financing (unsecured financing usually for up to one month for merchants to purchase inventory) (“BINPL”). Merchants can also issue and instantly settle invoices, accept payments, pay suppliers, track their turnover and use complimentary cash register software, among other services. Merchants have access to Government Services, including tools to issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports. Kaspi Classifieds allows merchants and consumers to advertise used and new goods, services and jobs to consumers. Kolesa.kz and Krisha.kz extend our classifieds to include Kazakhstan’s leading car and real estate online marketplaces, respectively.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services, creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they can quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate apps with different brands.

Leading and trusted brand

High-quality, innovative digital services available through our Super Apps have helped us make the “Kaspi” brand among the most recognized and popular brands in Kazakhstan. Based on the results of a survey conducted by KResearch for the period from January 2024 to December 2024, Kaspi.kz, Kolesa.kz and Krisha.kz was number one with respect to brand awareness among customers across our major product categories:

•
#1 in mobile applications, with 44% of respondents naming Kaspi.kz, compared to 8% for the #2 brand;
•
#1 in e-commerce, with 38% of respondents naming Kaspi.kz, compared to 13% for the #2 brand;

•
#1 in payments, with 79% of respondents naming Kaspi.kz compared to 4% for the #2 brand;
•
#1 in travel, with 51% of respondents naming Kaspi.kz, compared to 17% for the #2 brand;
•
#1 in consumer finance, with 49% of respondents, naming Kaspi.kz compared to 13% for the #2 brand; and
•
#1 in deposits, with 56% of respondents naming Kaspi.kz, compared to 18% for the #2 brand.
•
#1 in car classifieds, with 73% of respondents naming Kolesa.kz, compared to 7% for the #2 brand; and
•
#1 in real estate classifieds, with 71% of respondents naming Krisha.kz, compared to 16% for the #2 brand.

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

For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, pay regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor their turnover.

We consider our Payments Platform to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, we believe that our Payments Platform creates disproportionately more value to consumers and merchants.

Key Payments Platform services for consumers include P2P Payments (enabling consumers to transfer and receive money from other consumers instantly on the Kaspi.kz Super App), Kaspi QR for in-store and online purchases (enabling end-to-end payments functionality between consumers and merchants using the Kaspi.kz and Kaspi Pay Super Apps) and Household Bill Payments (enabling consumers to pay recurring bills via the Kaspi.kz Super App for various services commission free). Kaspi Gold is a digital account that can be opened in the Kaspi.kz Super App, with consumers identified using Kaspi ID biometrics technology.

Payments Platform services for merchants include acquiring services (enabling merchants to accept in store and online payments from consumers using various technologies), B2B Payments (enabling suppliers and merchants to digitally and instantly settle invoices seamless between themselves), Kaspi Shopping Register (cash register software in the Kaspi Pay Super App) and the Kaspi Pay business account (which is opened by merchants after onboarding onto the Kaspi Pay Super App). Additionally, tax reports and payments help merchants calculate their taxes and file tax reports.

For the year ended December 31, 2024, net income and TPV of our Payments segment were ₸382 billion and ₸37,229 billion, respectively, which represented an increase of 24% and 31%, respectively, compared to the year ended December 31, 2023. For the year ended December 31, 2024, our Payments segment accounted for 23% of our total segment revenue.

Marketplace Platform

Our Marketplace Platform is fully integrated into our Super Apps and connects both online and offline merchants with consumers, enabling consumers to purchase a broad selection of products and services from a wide range of merchants. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery) and part of e-Cars (which facilitates buying and selling used cars), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers. All Marketplace services are integrated with our Fintech and Payments Platforms.

e-Commerce offers product selection, purchase and delivery of general goods, travel services and groceries. e-Cars includes a range of solutions for all types of auto-related purchases, including spare parts. m-Commerce brings a digital shopping experience to a merchant’s physical location. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays.

Kaspi Delivery Smart Logistics Platform integrates third-party delivery partners with customer orders placed through our e-Commerce service. For the year ended December 31, 2024, approximately 53% of deliveries were made to our network of 8,032 Kaspi Postomats (APMs), which offers a fully integrated experience within the Kaspi.kz Super App and is our fastest growing delivery channel.

Kaspi Advertising provides advertising campaigns on our Marketplace Platform, through which merchants may display ads on the Kaspi.kz Super App to users through product searches, suggested products and banner ads.

Kaspi Classifieds includes advertising for used and new goods, services and jobs. Kolesa.kz and Krisha.kz extend our classifieds to include Kazakhstan’s leading car and real estate online marketplaces, respectively.

For the year ended December 31, 2024, revenue from our Value Added Services (VAS), which are Advertising (including Classifieds) and Delivery was equivalent to 1.7% of Marketplace 3P GMV.

For the year ended December 31, 2024, net income and GMV of our Marketplace segment were ₸348 billion and ₸5,975 billion, respectively, which represented an increase of 41%, and 44%, respectively, compared to the year ended December 31, 2023. For the year ended December 31, 2024, our Marketplace segment accounted for 28% of our total segment revenue.

Fintech Platform

Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed digitally through our Super Apps with users identified using Kaspi ID biometrics technology.

Key Fintech Platform services include Buy-now-pay-later, or “BNPL” (unsecured financing generally for up to three months or six to 24 months during various promotions, for consumer purchases on the Marketplace Platform), General Purpose Loans (loans extended to consumers for day-to-day purchases outside the Marketplace Platform), Car Finance (online secured car loans for purchases through Koleza.kz), Merchant and Micro Business Finance (working capital finance for merchants and small businesses, with borrowing amounts linked to TPV and GMV on our Payments and Marketplace Platforms), BINPL and deposit accounts for consumers and merchants.

With our proprietary technology, we originate 99.9% of our lending transactions in less than six seconds, while maintaining a consistently low Cost of Risk. We lend only in local currency and we fund our financing products mainly using deposit products, which were predominantly denominated in Tenge (91% as of December 31, 2024).

For the year ended December 31, 2024, net income and TFV of our Fintech segment were ₸327 billion, and ₸10,305 billion, respectively, which represented an increase of 12%, and 30%, respectively, compared to the year ended December 31, 2023. For the year ended December 31, 2024, our Fintech segment accounted for 49% of our total segment revenue.

Government Services

Our Government Services provide access to frequently used digital government services in accordance with our mission to make everyday life in Kazakhstan better. Government Services offered through the Kaspi.kz Super App include Digital Documents, which enable consumers to store and access ID documents in the Kaspi.kz Super App, renew driving licenses, transfer car ownership, apply to register a marriage and obtain a birth certificate. Entrepreneurs can also register new businesses, calculate and pay taxes, and file tax reports.

Although we do not generate revenue directly from Government Services, it is synergetic with our other products and contributes to higher Super App user engagement.

As of December 31, 2024, 11.8 million people in Kazakhstan had visited our Government Services platform through our Kaspi.kz Super App.

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

Kazakhstan’s leading Super Apps with powerful self-reinforcing network effects

With our popular products and services available through our Super Apps, consumers and merchants can manage their day-to-day household and business needs in one place. Our products are highly integrated, which we believe improves the user experience and increases engagement.

For consumers, the Kaspi.kz Super App is the most recognized mobile app in Kazakhstan, with 14.7 million Average MAU as of December 31, 2024. As of December 31, 2024, our Average DAU to Average MAU ratio reached 68% and the number of Monthly Transactions per Active Consumer was 73.

With our two-sided Super App business model, the Kaspi.kz and Kaspi Pay Super Apps connect and facilitate transactions between and among consumers and merchants: popular payments and shopping products on our platforms result in our customers adopting more of our services and transacting more frequently using our Super Apps.

Our product and service offerings are further supported by financing options for both consumers and merchants through our Fintech Platform, which contribute to higher engagement. These self-reinforcing network effects create additional value for users and enable us to rapidly scale new services.

Our common brand and single Super Apps technology platform lead to high levels of operational efficiency and offer a powerful mix of scale and profitability. We aim to keep growing transaction volumes, revenue and net income by increasing engagement and by expanding the range of services available through our Super Apps.

We typically target large addressable markets, such as grocery and travel, where scale translates into meaningful net income and net income growth. As a result, we believe our Super App business model creates a structurally more profitable business than a stand-alone equivalent model, as evidenced by our strong net income growth of 25% year-over-year for the year ended December 31, 2024.

Extensive proprietary technology and data capabilities

We prioritize building our own technology, leverage machine learning and artificial intelligence to handle large volumes of data, process high numbers of transactions, orders, payments, consumer finance and deposit applications, make real-time decisions, personalize the user experience, and handle customer requests and interactions.

Integrated technology infrastructure

Over the years, we have continuously invested in our underlying technology infrastructure to achieve an integrated end-to-end user experience.

Kaspi Delivery Smart Logistics Platform is our in-house developed technology platform designed to provide a best-in class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. The technology enables third-party couriers to deliver for us, selects the most efficient and fastest delivery route, provides real-time tracking of orders, estimates delivery times and provides a mobile application for couriers.

Kaspi QR technology provides end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants using the Kaspi POS Terminal or Kaspi Mobile POS.

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

We introduced an LTIP program in 2020, which now includes 247 senior executives and other key personnel that are eligible to receive stock options. Our equity-settled LTIP program differentiates our corporate culture in Kazakhstan and incentivizes our best employees over the long term.

Our Growth Strategy

Our core growth initiatives are based upon the following pillars:

Capitalizing on structural growth in digitalization

Over the next decade, we believe digitalization will remain a powerful driver of economic transformation globally, and particularly in Kazakhstan and the surrounding region.

Within our Payments Platform, growth in TPV has been driven by Kaspi Pay payments between consumers and merchants and Household Bill Payments. As we add more opportunities to pay, we expect that consumers will transact more frequently.

Kaspi B2B Payments and BINPL are examples of how we can grow our Payments Platform by identifying new, earlier-stage verticals.

Payments Platform cohort analysis reinforces the growth opportunity as TPV per consumer has increased by approximately ten times over the last five years, with all consumers, new and existing, continuing to contribute to TPV growth. With 65% of Payments Active Consumers as of December 31, 2024 coming from our 2020, 2021, 2022, 2023 and 2024 cohorts, we expect TPV growth to continue into the medium term.

Our Marketplace Platform is similarly well positioned to see an increase in the use of all its digital shopping services. As we continue to make our Marketplace Platform more attractive to merchants, we expect that our consumers will quickly adopt new opportunities to shop and transact more frequently.

Marketplace Platform cohort analysis reinforces the growth opportunity as Marketplace GMV per consumer has increased by approximately five times over the last five years, and both new and existing consumers continue to contribute to strong Marketplace GMV growth. With 54% of our Marketplace Active Consumers as of December 31, 2024 coming from our 2020, 2021, 2022, 2023 and 2024 cohorts, we expect strong GMV growth to continue into the medium term.

TPV per Payments Active Consumer

4000
3000
2000
1000
3 899K
2 957K
2 555K
2 234K
1 851K
1 761K
1 619K
1 366K
1 335K
1 233K
1 001K
920K
880K
791K
789K
542K
423K
403K
334K
315K
267K
year 0(2)
year 1
year 2
year 3
year 4
year 5

2019	2.4x	4.8x	6.7x	8.8x	11.7x
2020	3.3x	5.0x	6.9x	9.6x	
2021	2.5x	3.9x	5.6x		
2022	2.4x	3.2x			
2023	2.3x				

Consumers(3)
13.6M
1.2M (9%)
1.6M (12%)
1.5M (11%)
2.0M (14%)
2.5M (19%)
2.1M (15%)
2.7M (20%)
65%
2024
2020
2023
2019
2022
<=2018
2021

Marketplace GMV per Marketplace Active Consumer

1000
800
600
400
200
935K
918K
789K
678K
689K
602K
595K
529K
547K
462K
442K
432K
429K
439K
289K
257K
254K
209K
188K
177K
273K
year 0(2)
year 1
year 2
year 3
year 4
year 5

	year 1	year 2	year 3	year 4	year 5
2019	1.5x	2.5x	3.1x	3.9x	5.3x
2020	2.3x	2.8x	3.6x	4.8x	
2021	1.5x	2.1x	2.7x		
2022	1.8x	2.3x			
2023	1.7x				

Consumers[3]
8.1M

1.0M
(12%)
0.8M
(10%)
0.9M
(12%)
1.1M
(13%)
0.6M
(7%)
0.6M
(7%)
3.1M
(38%)
54%
2024
2020
2023
2019
2022
<=2018
2021

For our Fintech Platform, as total consumer indebtedness in Kazakhstan is relatively low and stable, especially compared with other emerging markets, we see opportunities for increased adoption of digital financial products. For example, for the year ending December 31, 2024 our car finance product reached 5% of TFV, with its rapid growth resulting from our focus on e-Cars and the popularity of the Kolesa’s auto marketplace.

In addition, our financing products for SMEs are aimed at bringing affordable digital financing to previously underserved small businesses and individual entrepreneurs, which we believe offers a significant growth opportunity in the medium term. Our BINPL product was launched in 2024 and is in early stages of user adoption.

In underpenetrated markets, increase adoption of existing digital services

We have a strong track record of increasing user adoption of less penetrated businesses by designing high quality products that are relevant to the large and engaged user base of our more mature platforms and servicers.

With 14.7 million Average MAU as of December 31, 2024, who in turn can shop at approximately 737,000 Active Merchants, there is still a significant opportunity to grow less penetrated products and services. Going forward, we expect to grow less mature services including e-Commerce, Kaspi Travel’s full range of products, e-Grocery and Kaspi Classifieds. With consumer penetration across our full range of Super App services still low, a significant opportunity remains.

Consumer Services Penetration

Note: Average MAU data as of December 31, 2024; percentage growth reflects data for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Within our Marketplace Platform, there is an opportunity to further increase e-Commerce penetration, as its consumers comprised only 43% of our Average MAU for the year ended December 31, 2024. In the last year, we have taken several strategic steps with the aim to increase adoption and engagement. In particular, we have added more e-Commerce merchants across more shopping verticals, with more SKUs, expanded free delivery, launched gift cards and increased the number of Kaspi Postomats.

Similarly, Kaspi Travel comprised only 19% of our Average MAU for the year ended December 31, 2024. We expect Kaspi Travel’s flight and rail ticketing proposition to continue seeing strong growth, with international package holidays increasingly contributing to Kaspi Travel’s GMV growth.

With only 6% of our Average MAU and ₸135.1 billion GMV for the year ended December 31, 2024, e-Grocery is our most underpenetrated major business and offers a significant market opportunity and growth potential. With the Kaspi.kz Super App, and with the use of data and modern digital products, we aim to transform the grocery shopping experience and turn e-Grocery into a major player in the overall grocery market.

Among our merchants, financing products for SMEs and individual entrepreneurs were only used by 26% of merchants for the year ended December 31, 2024. Over time as merchants grow and digitalize their businesses, embedded financing is likely to become an increasingly integral part of their operations.

Kaspi Advertising and Kaspi Delivery are earlier-stage Marketplace products only used by 7% and 11% of merchants, respectively, as of December 31, 2024. We expect their direct monetization to become more meaningful over time.

Merchant Services Penetration

Note: Active Merchants data as of December 31, 2024; percentage growth reflects data for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Develop new innovative digital services

With a wide and growing range of Super App products that customers use regularly, we aim to continue developing products that will bring significant utility to consumers and merchants, deliver strong and profitable growth, and create further value for all our stakeholders.

In the last three years, among other services, we have launched Kaspi Travel, Kaspi B2B Payments, e-Grocery, Kaspi Postomats, Classifieds, e-Cars, Merchant and Micro Business Finance, Kaspi Advertising, digital Kaspi Gift Cards, Kaspi Cash Register, Business Deposit for Merchants and Buy Inventory Now and Pay Later. All these services are currently at early stage but, in our opinion, represent sizeable medium-term growth opportunities.

In the fourth quarter of 2024, we launched digital Kaspi Gift Cards, whereby the consumer designs a personalised greeting and chooses the amount of money they want to send, and the recipient spends the proceeds on our Marketplace Platform. Kaspi Gift Cards are an innovative way of driving Super App engagement and Marketplace purchases.

Along with delivery, advertising is another important e-Commerce value-added service. Our first advertising product allowed e-Commerce merchants to promote specific items, and in 2024 we launched Brand Advertising.

Also in the fourth quarter of 2024, we launched Buy-Inventory-Now-Pay-Later (BINPL) for merchants. We pay the suppliers, and merchants pay Kaspi.kz, within 30 days of purchase.

Kaspi POS Register integrates a cash register in the Kaspi Pay Super App with our POS network. This product enhances the value of Kaspi Pay by allowing merchants to digitally register their sales and providing the necessary tax receipts, and is useful for sales forecasting. POS Register gives us insights into consumer spending in Kazakhstan. Since its launch in 2023, 35% of our merchants have adopted POS Register.

We have long been the market leader in local currency consumer deposits, but historically never had a dedicated savings account for merchants. We launched Business Deposit for merchants in mid-August 2024, and by the end of 2024 already had 77,000 accounts and ₸149 billion in deposits. Our merchants earn a competitive rate of interest, which is accrued daily, and have immediate access to their money. Merchant deposits give us an additional source of funding.

We believe that our success in profitably growing our business and achieving scale in all these areas is mainly due to our Super App strategy. In addition, we also believe that our success illustrates the talent and skills of our team in designing and integrating products that bring practical solutions to consumers and merchants. With the opportunities offered by digitalization, we believe that the pipeline of our new products remains strong.

Replicate successful track record into new geographies

Over the long term, our ambition is to extend our geographical reach and profitably serve 100 million users, up from 14.7 million we currently serve in Kazakhstan. As we expand, our strategy will be driven by our Super App business model, and we will aim to target large addressable and profitable market segments, with the opportunity to scale all our platforms and offer a deep suite of products, relevant to consumers’ and merchants’ daily lives.

In January 2025, we acquired a controlling stake in Hepsiburada. Based on publicly available information, Hepsiburada is a leading e-Commerce platform in Türkiye, serving approximately 11.9 million customers as of December 31, 2023. Founded in 2000, Hepsiburada has been one of the early pioneers of the digitalization of commerce in Türkiye and has become a household brand in that country. In our opinion, the e-Commerce market in Türkiye offers significant potential for growth over the medium-term, and we see scope to expand Hepsiburada’s range of services for consumers and merchants in much the same way as we have done in Kazakhstan. Based on publicly available information, as of December 31, 2023, Hepsiburada had over 230.4 million SKUs, including variants (color, size, etc.) across 30 different product categories offered through a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model).

In Azerbaijan our classifieds platforms Turbo.az (cars), Tap.az (new and used items) and Bina.az (real estate) have over 2.7 million MAU as of December 31, 2024, and continue to scale their users and merchants.

In Ukraine, we operate the payments platform Portmone. Although the business is small, Portmone’s payment license gives us the ability to launch other payments and related products, when the geopolitical situation stabilizes.

Following the completion of our investment in Kolesa (see “Item 7. Major Shareholders and Related Party Transactions—Kolesa”), we have access to the most recognized classifieds platforms in Kazakhstan and Autoelon.uz, an Uzbekistan car marketplace and member of the Kolesa group.

Technology and Data

We develop technology and leverage data to create new addressable markets and grow in our existing markets. The value that we create for consumers and merchants from developing technology at scale is enhanced by the inherent network effects in our Super App business model. While developing our technology and data analysis capabilities, we have a strong focus on scalability, security, performance and speed.

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

Integrated payments

We provide end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants integrated with our Household Bill Payments product or using the Kaspi POS Terminal or Kaspi Mobile POS.

This integrated payments solution reduces transaction costs by eliminating the need to rely on third parties and allows us to fully control the customer experience.

Kaspi Delivery Smart Logistics Platform

Kaspi Delivery Smart Logistics Platform is our proprietary delivery technology platform and network designed to provide a best-in-class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. As of December 31, 2024, the number of orders delivered was 99 million versus 43 million , an increase of 128% compared to the year ended December 31, 2023. We delivered 47% of orders in less than 2 days, with 84% of orders delivered free for the buyer.

Our Technology Infrastructure

Last-mile Delivery Proprietary Network (Kaspi Postomats)

We started to roll out Kaspi Postomats in late 2021 and had 8,032 APMs as of December 31, 2024. Despite being a relatively new type of delivery service for consumers in Kazakhstan, more than half of our orders were delivered in 2024 using Kaspi Postomats. The service is managed by our technology platform, which monitors each individual APM in real time for accessibility and utilization.

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

Payment Kiosks, ATMs and Kaspi Kartomats

As of December 31, 2024, we had a nationwide network of 3,778 payment kiosks, 3,284 ATMs and 141 Kaspi Kartomats. Payment kiosks and ATMs enable consumers to top up their Kaspi Gold wallets, repay financing or make deposits into their saving account. Kaspi Kartomat is self-service device powered by our propriety technology that allows consumers to receive a Kaspi Gold debit card in approximately 60 seconds.

Customer Support and AI Virtual Assistant

We provide customer support through Kaspi Message and Kaspi Guide embedded in our Kaspi.kz Super App, Kaspi Allo, our 24/7 call center and Kaspi Outlets. Our internally developed and AI-powered virtual assistant is increasingly able to handle a wide range of customer enquiries, ensuring a consistently high level of customer service. In 2024, our virtual assistant had handled 10.5 million chat conversations, equivalent to 56% of all chats and 6.7 million voice calls equivalent to 36% of all voice calls during the same period.

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

Credit Underwriting

We believe that our credit risk management and underwriting are key competitive advantages. Our models have been built on billions of data points, including data from over 169 million loans, 36.9 billion transactions and 45.9 billion user sessions in our Super Apps over the last three years.

Our approach to risk management is core to our Fintech Platform’s profitability and has been proven to lead to low levels of fraud and low credit losses. Our Cost of Risk was 2.1% for the year ended December 31, 2024 and 2.0% and 1.9% for the years ended December 31, 2023 and 2022, respectively. Our vintages demonstrate consistently high-quality loan origination.

First and Second Payment Default

%

Delinquency Rate

%

Loss Rate Vintages

%

In addition to standard financial data, we leverage shopping, payments and behavioral data to predict repayment ability. Integration with merchant partners enables us to consider the product or service being purchased. We have developed a highly automated machine learning and AI powered process for capturing data and training, calibrating and validating our models. During our underwriting process, our proprietary data is supplemented by external data, including data received from credit bureaus, allowing us to estimate and monitor total consumer borrowings, and the Pension Center, which maintains a database containing information on the pension savings and payroll of Kazakhstan consumers, allowing us to additionally verify the solvency of potential borrowers.

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

90+ Collection Vintages

%

We divide the loan collection process into two stages-before and after 90 days past due. Collection of loans less than 90 days past due is performed internally. Collection of loans more than 90 days past due is outsourced to external debt collection companies whose activities are regulated and supervised by the ARDFM and the NBK.

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

Furthermore, unlike many traditional lenders, we do not accrue any interest or penalties beyond 90 days past due and freeze the outstanding amount.

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

Security and Fraud Prevention

All our consumers and merchants are fully identified and verified individuals or companies. We leverage our biometrics technology to enable transactions, which provides extra security. Face recognition technology enables transactions in our Super Apps and at our ATMs. If a transaction is identified as a high risk, verification is enhanced by an additional authentication process where a transaction has to be confirmed by a unique code, which is delivered to a consumer’s smartphone or by an automated or actual voice call.

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

In 2024, we published our second Social Impact Report, covering our activities carried out in 2023. Any information contained on our investor relations or other websites, including the Social Impact Report, does not form part of this annual report.

Some of our most important environmental, social and governance (ESG) initiatives include:

Environmental Sustainability

As part of our environmental strategy, we work to mitigate our carbon footprint by carefully considering how we consume resources and integrating the best environmentally-focused technology into our business. Kaspi Postomats, cardless QR payments and the ability to bank fully digitally through our Kaspi.kz Super App and Kaspi Pay Super App are just some of the examples by which we can change customer habits, with positive implications for our users’ carbon emissions footprint.

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

Consumers

We help our consumers buy a broad selection of products and services at the best possible prices from a wide range of merchants. At the same time, we help consumers save for everyday purchases and fulfill their long-term financial goals. In 2024, 5.7 million Fintech Active Consumers (deposits) were able to save, earn competitive rates of interest and immediately access their money without losing interest.

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

See “Item 3. Key Information—D. Risk Factors-Risks Relating to Kazakhstan” and “—Risks Relating to Taxation” for more detail.

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

Special Regulatory Regime of the ARDFM

The special regulatory regime of the ARDFM is similar to the special regulatory regime of the NBK and is a set of special conditions for conducting activities in the financial sector or activities related to the concentration of financial resources or payment services, that may be imposed by a decree of the Management Board of the ARDFM in consultation and coordination with the NBK for a period of up to five years. The relevant decree should contain the types of activities in the financial sector or activities related to the concentration of financial resources or payment services, and the special conditions of rendering such services while the special regulatory regime is in force, and the terms of applicability of the Kazakhstan legislation to entities subject to the special regulatory regime. An entity which satisfies certain criteria established by the ARDFM may enter into a contract with the ARDFM for performance of activities as part of the special regulatory regime. A financial service provider must notify its clients on that it is subject to the special regulatory regime. The ARDFM conducts a monthly monitoring of the entity’s compliance with the obligations under the contract.

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

Systemically Important Financial Institutions

Under the NBK Law, to ensure the stability of the financial system, the NBK performs regular monitoring of macroeconomic and macrofinancial factors affecting the stability of Kazakhstan’s financial system and establishes a macroprudential policy, which includes a set of measures aimed at lowering the systemic risks of the financial system. Such systemic risks include the risks of interruption of the provision of financial services, which could possibly lead to the deterioration of the financial condition of the whole financial system or its parts, or the risk of interruption of the stable functioning of the financial system. Systemic risks also include risks relating to the operation of systemically important financial institutions, whose stable functioning determines the overall stability of the financial system.

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

Capital Adequacy, Liquidity Ratios

All Second-Tier Banks are subject to regulations regarding regulatory capital and risk management. These regulations represent a substantial step towards the implementation of the Basel II accord. The NBK sets limits and rules for calculating capital adequacy, maximum credit exposures to single borrowers, liquidity ratios, derivative financial instruments limits, open currency positions limits, borrower's debt burden ratio and borrower's debt-to-income ratio.

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

Consumers are able to meet the required borrower’s credit score if their wage ratio exceeds the Minimum Subsistence Level (“MSL”), which is ₸46,228 as of the date of the annual report. The formula set for determining the minimum borrower’s credit score is as follows:

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

Where a foreign legal entity directly holds 25% or more of the placed shares (excluding preferred shares and shares redeemed by a Kazakhstan bank) of a Kazakhstan bank, or has the ability to vote directly with 25% or more of the Kazakhstan bank’s voting shares, such foreign legal entity must be a financial organization having a minimum required rating and subject to consolidated supervision in its country of residence.

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

Minimum credit rating requirement

Non-resident legal entities may obtain the consent of the ARDFM to acquire the status of a Bank Holding or a Major Participant if such non-resident legal entities or their parent companies meet a minimum required credit rating determined by the ARDFM. This requirement does not apply to cases of acquisition by a non-resident financial organization of the Republic of Kazakhstan of 100% of the shares of a resident bank of the Republic of Kazakhstan from the national management holding.

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

Proposed Regulatory Changes in the Banking Sector

The ARDFM published the Consultative Document on Regulatory Policy to the Draft Law “On Banks and Banking Activities in the Republic of Kazakhstan” (the “Consultative Document”) and has initiated public discussions on regulatory changes in the banking sector in Kazakhstan. The proposed reforms aim to modernize the legislative framework to address the development of the financial market, including the increasing role of digital technologies, the emergence of fintech companies, and the need to strengthen financial stability. The Consultative Document, among others, proposes proportional regulation through universal and basic banking licenses, adjusting regulatory requirements based on the size and complexity of banking operations. It includes, among others, measures to facilitate bank investments into fintech companies, strengthen consumer protection and cybersecurity standards, and enhance transparency in service delivery. The document also outlines provisions for the development of Islamic finance by permitting conventional banks to offer Islamic financial products.

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

Out-of-court bankruptcy is available only if the creditor is a bank, a branch of a foreign bank, a microfinance organization or, in certain cases, a collection agency, only if the amount of debt does not exceed 1,600 MCI and subject to certain other conditions or if the term of non-fulfillment of obligations exceeds five years as of the date of the application submission. The application for an out-of-court bankruptcy must be filed through the specialized governmental web portal, and once the resolution on bankruptcy is published, obligations of the debtor are deemed terminated. In respect of debts exceeding 1,600 MCI and meeting certain other conditions, individuals are able to apply for court bankruptcy. The court procedure includes appointment of a financial receiver who, among others, lists inventory of the debtor’s assets, coordinates with the Ministry of Finance the publication on the Ministry’s website of commencement of court procedure, collection of creditors’ claims, sale of the debtor’s assets, settlement of creditors’ claims, and issues a final report which includes a statement on whether there are grounds for termination of the debtor’s obligations. If the court is satisfied, it will pass a decision and once the decision is entered into force, obligations of the debtor are deemed terminated.

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

Kolesa JSC is a joint stock company incorporated in Kazakhstan, whose primary business is real estate, cars and general classifieds.

Kaspi Bank is a joint-stock company incorporated in Kazakhstan. Kaspi Bank is regulated by the ARDFM and the NBK and conducts its business under a license for conducting banking and other operations and activity on securities market (No. 1.2.245/61 dated February 3, 2020). Kaspi Bank’s primary business consists of consumer banking activities.Hepsiburada is an e-commerce technology platform in Türkiye. We agreed to acquire a 65.41% share in Hepsiburada in October 2024, which closed in January 2025.

For a detailed discussion of our organizational structure, including proportion of ownership interest of our significant subsidiaries, please see note 1—Corporate Information—Information about the group of companies to our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included elsewhere in this annual report.

D.
PROPERTY, PLANTS AND EQUIPMENT

Our headquarters, consisting of approximately 23,722 square meters, are located at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan. We own our headquarters and lease most of the remaining real estate space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity. As of December 31, 2024, the number of Monthly Transactions per Active Consumer was 73.

Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which have resulted in growth across all our platforms and strong financial performance.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free delivery, find and shop at local merchants, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our BNPL products, purchase and redeem gift certificates, pay their household bills, receive consumer and car finance, and save for the future with our deposit products, among other services. With integrated Government Services, consumers can also access digital documents, including passports, renew their driving license, transfer car ownership, register their businesses, pay taxes, apply to register a marriage and obtain a birth certificate, amongst other government services.

With the Kaspi Pay Super App, merchants can promoter their business and sell products through our Marketplace Platform, organize nationwide delivery using Kaspi Delivery Smart Logistics Platform, run product ad campaigns with Kaspi Advertising and participate in our promotional events. Our Business Deposit product enables merchants to earn interest on their excess cash balances and they can also access merchant and Buy-inventory-now-pay-later financing. Merchants can also issue and instantly settle invoices, accept payments, pay suppliers, track their turnover and use complimentary cash register software, among other services. Merchants have access to Government Services, including tools to issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports. Kaspi Classifieds allows merchants and consumers to advertise used and new goods, services and jobs to consumers. Kolesa.kz and Krisha.kz extend our classified to include Kazakhstan’s leading car and real estate online marketplaces, respectively.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services, creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they can quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable a faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate apps with different brands.

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

Payments revenue is mainly generated from fees paid by our Payments merchants and consumers and, to a lesser extent, interest income, which we generate on interest-free cash balances of current accounts of Payments merchants and consumers. Our TPV has been, and is expected to continue to be, primarily driven by the increasing number of payments that we enable through our Payments Platform. This is a direct result of the attractiveness of our payments products and services, such as Kaspi Gold, Household Bill Payments, P2P Payments and Kaspi B2B Payments, as well as the increasing number of Payments merchants. As part of our acquiring services, we also accept other cards besides Kaspi Gold in our POS; however, such transaction volumes are significantly lower than payments through Kaspi QR and Kaspi Gold card.

Our TPV increased by 31% to ₸37,229 billion for the year ended December 31, 2024 from ₸28,406 billion for the year ended December 31, 2023, which in turn increased by 43% from ₸19,913 billion for the year ended December 31, 2022. The growth in TPV was mainly driven by an increased number of transactions per Payments Active Consumers and growth in the number of Payments Active Consumers. For the year ended December 31, 2024, P2P transactions accounted for 7% of our TPV, while Household Bill Payments, payments through Kaspi QR and card transactions, and Kaspi B2B Payments accounted for 17%, 71% and 5% of TPV, respectively. Our Kaspi B2B Payments’ TPV was ₸1,951 billion for the year ended December 31, 2024, a 81% increase from ₸1,081 billion for the year ended December 31, 2023, and the number of Kaspi B2B Payments’ transactions was 57.5 million for the year ended December 31, 2024, a 135% increase from 24.5 million transactions for the year ended December 31, 2023.

The number of Payments Active Consumers was 13.6 million for the year ended December 31, 2024, increasing by 6% from 12.9 million for the year ended December 31, 2023, which in turn increased by 14% from 11.3 million for the year ended December 31, 2022.

The number of TPV Payments Transactions was 5,890 million, 4,219 million and 3,060 million in the years ended December 31, 2024, 2023 and 2022, respectively, representing an increase of 40% (the year ended December 31, 2024 compared to the year ended December 31, 2023) and 38% (the year ended December 31, 2023 compared to the year ended December 31, 2022).

Our Payments Take Rate has remained relatively stable and amounted to 1.18% for the year ended December 31, 2024 and 1.23% and 1.20% for the years ended December 31, 2023 and 2022, respectively.

Our Average Balances on Current Accounts comprised ₸938 billion for the year ended December 31, 2024 and ₸769 billion (a 22% increase year-on-year), ₸633 billion (a 22% increase year-on-year) for the years ended December 31, 2023 and 2022 respectively. The increase in Average Balances on Current Accounts was driven by the increase in the number of Active Payments Consumers. The table below sets forth the key operating metrics for Payments as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion)
TPV	19,913	28,406	37,229	71
Growth rate	54%	43%	31%	—
Payments Active Consumers, millions(2)	11.3	12.9	13.6	—
TPV Payments Transactions, millions(3)	3,060	4,219	5,890	—
Growth rate	54%	38%	40%	—
Payments Take Rate(4)	1.20%	1.23%	1.18%	—
Average Balances on Current Accounts(5)	633	769	938	2

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

Marketplace

Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions: m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services.

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

Our Marketplace GMV increased by 44% to ₸5,975 billion for the year ended December 31, 2024 from ₸4,161 billion for the year ended December 31, 2023, which in turn increased by 45% from ₸2,872 billion for the year ended December 31, 2022. The growth in Marketplace GMV was mainly driven by growth our e-Commerce GMV and growth in the number of purchases as a result of the growth of the number of Marketplace Active Consumers and the number of purchases per Marketplace Active Consumer.

The number of Marketplace Active Consumers was 8.1 million for the year ended December 31, 2024, increasing by 13% from 7.1 million for the year ended December 31, 2023, which in turn increased by 18% from 6.1 million for the year ended December 31, 2022.

Our e-Commerce GMV increased by 85% to ₸2,755 billion for the year ended December 31, 2024 from ₸1,487 billion for the year ended December 31, 2023, which in turn increased by 53% from ₸970 billion for the year ended December 31, 2022. Our e-Commerce GMV breakdown for the year ended December 31, 2024 was 67% general goods GMV, 28% of e-Cars GMV and 5% of e-Grocery GMV. Our e-Commerce GMV accounted for 46%, 36% and 34% of our Marketplace GMV for the years ended December 31, 2024, 2023 and 2022, respectively.

We launched e-Cars in October 2023 following the acquisition of Kolesa. e-Car’s GMV grew during the year ended December 31, 2024 from ₸147 billion in the 1st quarter to ₸239 billion in the 4th quarter, totaling ₸785 billion for the year. Our e-Cars GMV breakdown for the year ended December 31, 2024 was 77% of Cars (3P) GMV, 18% of Auto-parts GMV and 5% of Cars (1P) GMV.

Following the acquisition of Magnum E-commerce Kazakhstan in February 2023, we changed the business model of our e-Grocery operations from a “third-party” business to a “first-party” business due to the more complex operational and logistical requirements of the grocery business. e-Grocery’s GMV increased by 97% to ₸135.1 billion for the year ended December 31, 2024 from ₸68.7 billion for the year ended December 31, Number of e-Grocery’s purchases increased by 84% to 9.6 million for the year ended December 31, 2024 from 5.2 million for the year ended December 31,2023 while e-Grocery’s Active consumer grew from 496 thousand to 858 thousand during the same period.

Our m-Commerce GMV increased by 19% to ₸2,749 billion for the year ended December 31, 2024 from ₸2,310 billion for the year ended December 31, 2023, which in turn increased by 38% from ₸1,672 billion for the year ended December 31, 2022. Our m-Commerce GMV accounted for 46%, 56% and 58% of our Marketplace GMV for the years ended December 31, 2024, 2023 and 2022, respectively.

Kaspi Travel’s GMV increased by 34% to ₸471 billion for the year ended December 31, 2024 from ₸353 billion for the year ended December 31, 2023, which had increased by 53% from ₸231 billion for the year ended December 31, 2022. Our Kaspi Travel GMV breakdown for the year ended December 31, 2024 was 72% of Air tickets GMV, 19% of Railway tickets GMV and 9% of International package holidays (Tours) GMV. Kaspi Travel’s GMV accounted for 7.9%, 8.5% and 8.0% of our Marketplace GMV for the years ended December 31, 2024, 2023 and 2022, respectively.

Our Marketplace Take Rate amounted to 9.7%, 9.2% and 8.2% for the years ended December 31, 2024, 2023 and 2022, respectively. Our e-Commerce Take Rate increased to 11.3% for the year ended December 31, 2024 from 11.0% and 9.4% for the years ended December 31, 2023 and 2022, respectively. Our m-Commerce Take Rate increased to 9.1% for the year ended December 31, 2024 from 8.6% and 8.2% for the years ended December 31, 2023 and 2022 respectively. The growth in the Marketplace Take Rate reflects an increased number of shopping events during 2024 (such as Kaspi Juma taking place three times as compared to two times in previous years) and growth in delivery and marketing revenue due to our ability to monetize Kaspi Delivery, Kaspi Advertising and Kaspi Classifieds. For the years ended December 31, 2024, 2023 and 2022 revenue from Advertising (including Classifieds) and Delivery was equivalent to 1.7%, 0.8% and 0.4% of Marketplace 3P GMV, respectively.

Kaspi Travel’s Take Rate increased to 4.6% for the year ended December 31, 2024 from 4.3% and 3.8% for the years ended December 31, 2023 and 2022, respectively. The increase in Kaspi Travel’s Take Rate reflects an increase in fees from railway tickets and holiday packages, which have a higher take rate than flights.

The table below sets forth the key operating metrics for Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion)
Marketplace GMV(1)	2,872	4,161	5,975	11
Growth rate	56%	45%	44%	—
Marketplace 3P GMV(1)	2,872	4,085	5,797	11
Marketplace 1P GMV(1)	—	76	178	0.3
Marketplace Active Consumers, millions(2)	6.1	7.1	8.1	—
Marketplace Purchases millions(3)	119	165	234	—
Growth rate	81%	38%	42%	—
Marketplace Take Rate(4)	8.2%	9.2%	9.7%	—

(1)
Marketplace Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” Marketplace GMV reflects e-Grocery’s GMV starting from February 2023 (prior to that, e-Grocery’s GMV was part of our “third-party” Marketplace GMV) and car e-Commerce GMV starting from October 2023.

(2)
Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.
(3)
Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.
(4)
Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV

The table below sets forth the key operating metrics for our e-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion)
e-Commerce GMV(1)	970	1,487	2,755	5
Growth rate	35%	53%	85%	—
e-Commerce 3P GMV(1)	970	1,422	2,577	5
e-Commerce 1P GMV(1)	—	65	178	0.3
e-Commerce Active Consumers, millions(2)	3.5	4.7	6.3	—
e-Commerce Purchases millions(3)	20.4	45.3	101.0	—
Growth rate	142%	122%	123%	—
e-Commerce Take Rate(4)	9.4%	11.0%	11.3%	—

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
(4)
e-Commerce Take Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.

The table below sets forth the key operating metrics for our m-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion)
m-Commerce GMV(1)	1,672	2,310	2,749	5
Growth rate	61%	38%	19%	—
m-Commerce Active Consumers, millions(2)	4.2	4.6	4.9	—
m-Commerce Purchases millions(3)	88.0	104.6	115.1	—
Growth rate	63%	19%	10%	—
m-Commerce Take Rate(4)	8.2%	8.6%	9.1%	—

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
(4)
m-Commerce Take Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

The table below sets forth the key operating metrics for the Kaspi Travel business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion)
Kaspi Travel GMV(1)	231	353	471	0.9
Growth rate	183%	53%	34%	—
Kaspi Travel Active Consumers, millions(2)	1.9	2.4	2.8	—
Kaspi Travel Purchases millions(3)	11.1	15.1	17.6	—
Growth rate	210%	35%	17%	—
Kaspi Travel Take Rate(4)	3.8%	4.3%	4.6%	—

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

During the periods presented, the majority of our total revenue was attributable to interest and fees earned on the products and services offered through Fintech, although the share of this segment in our net income decreased to 31% for the year ended December 31, 2024 from 34% and 40% for the years ended December 31, 2023 and 2022, respectively, as a result of the faster growth of net income generated by Payments and Marketplace. We anticipate that in the medium- and long-term period, the share of our net income generated through Fintech will continue to decrease.

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

Our TFV increased by 30% to ₸10,305 billion for the year ended December 31, 2024 from ₸7,930 billion for the year ended December 31, 2023, which in turn increased by 47% from ₸5,411 billion for the year ended December 31, 2022. The growth in TFV was mainly as a result of increases in the amount of loans issued as part of our Merchant and Micro Business Finance by 48% and 111%, and a 3% and 12% increase in the number of Fintech Active Consumers (loans), respectively, for the years ended December 31, 2024 and 2023. For the year ended December 31, 2024, BNPL accounted for 44% of our TFV, while general purpose loans, Merchant and Micro Business Finance and car finance accounted for 34%, 17% and 5% of our TFV, respectively.

The number of Fintech Active Consumers (loans) was 6.4 million for the year ended December 31, 2024, increasing by 3% from 6.2 million for the year ended December 31, 2023, which in turn increased by 12% from 5.6 million for the year ended December 31, 2022.

Fintech Yield was 27% for the year ended December 31, 2022 and 26% for the year ended December 31, 2023, mainly due to the change in product mix, including a growing share of BNPL and micro business and merchant financing. For the year ended December 31, 2024, Fintech Yield decreased to 24%, as a result of the change in product mix discussed above.

Our TFV to Average Net Loan Portfolio Conversion Rate decreased to 2.1 for the year ended December 31, 2024 from 2.2 for the year ended December 31, 2023, which in turn increased from 2.0 for the year ended December 31, 2022.

Our Average Savings increased by 27% to ₸5,688 billion for the year ended December 31, 2024 from ₸4,492 billion for the year ended December 31, 2023, which in turn increased by 43% from ₸3,151 billion for the year ended December 31, 2022, which was mainly due to an increase in the number of Fintech Active Consumers (deposits).

Our Cost of Risk was 2.1% for year ended December 31, 2024 and 2.0% and 1.9% for the years ended December 31, 2023 and 2022, respectively. Our low and stable levels of Cost of Risk are primarily due to ongoing improvements to our data-driven origination and collection capabilities. The table below sets forth the key operating metrics for Fintech as of and for the periods indicated:

	As of or for the year ended December 31,
	2022	2023	2024	2024
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)
TFV(1)	5,411	7,930	10,305	20
Growth rate	25%	47%	30%	—
Fintech Active Consumers (loans), millions (2)	5.6	6.2	6.4	—
Fintech Active Consumers (deposits), millions (3)	3.8	4.8	5.7	—
Average Net Loan Portfolio (4)	2,639	3,542	4,895	9
Fintech Yield (5)	27%	26%	24%	—
TFV to Average Net Loan Portfolio Conversion Rate(6)	2.0	2.2	2.1	—
Average Savings(7)	3,151	4,492	5,688	11
Cost of Risk(8)	1.9%	2.0%	2.1%	—

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

Recent Developments

Acquisition of Hepsiburada

On January 29, 2025, the Company completed the acquisition of 40,000,000 Class A and 173,246,220 Class B shares of of Hepsiburada (the “Shares”), pursuant to the Stock Purchase Agreement entered into on October 17, 2024. As a result, the Company became the controlling shareholder of Hepsiburada effective January 29, 2025 (the “Closing Date”), with the Shares representing 65.41% of the total outstanding share capital of Hepsiburada. The Company purchased the Shares for total consideration of approximately $1,127 million, of which $600 million was paid in cash to the sellers on the Closing Date, and $526.9 million of deferred cash consideration will be paid to the sellers in cash no later than six months after the Closing Date. As collateral with respect to the deferred cash consideration, the Company has pledged 65,199,658 Class B shares of Hepsiburada in favor of the sellers. At the time the financial statements attached hereto were authorized for issue, the Company had not yet completed the accounting for the acquisition of Hepsiburada.

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

We have also prioritized rapid merchant onboarding for our Payments Platform to increase the number of transactions across our platforms. Our Kaspi Pay Super App, implemented in 2020, enables merchants to access Payments, Marketplace and Fintech services that are designed for SMEs and entrepreneurs, which has significantly driven our merchant growth. With a large, growing and highly engaged merchant base, we expect to scale earlier-stage merchant services, including Kaspi Advertising, Kaspi Delivery and financing for merchants and SMEs. These products are all designed to help our merchants sell more, driving growth in the number of transactions per Active Consumer. We measure the engagement of our customers through the Average DAU to Average MAU ratio, as well as the value of products and services transacted on our platforms. As our Active Consumers have increased transaction activity, each of our TPV, Marketplace GMV and TFV, as well as the Average DAU to Average MAU ratio, have grown, and we expect that each such measure will continue to grow in the near future. In order to continue engaging our customers and grow the number of their transactions, we plan to further enhance and expand our product and service offerings and improve the overall user experience in our Super App business model.

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

Regulation

As a company providing financial services, we must comply with regulations adopted by governmental and state authorities, particularly the ARDFM and the NBK. Any regulatory change might positively or negatively impact our revenue, net income and capital and liquidity requirements. A failure to comply with applicable laws or regulations could result in the withdrawal of our banking license. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Legal and Regulatory Framework—We require certain licenses, permits and approvals in the ordinary course of business, and the failure to obtain or retain them in a timely manner may materially adversely affect our operations.”

Seasonality

Our business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, we have benefitted from higher revenue in the second half of the year, which was primarily due to the holiday season and our promotional activities. The timing of our promotional activities and how often we determine to hold such promotions will impact our quarterly revenues. For example, our promotional event “Juma” took place three times in 2024 instead of twice as in prior years, with those campaigns being held in the first quarter, second quarter and fourth quarter of 2024. As a result of seasonality fluctuations caused by these and other factors, comparisons of our results of operations across different periods may not be accurate indicators of our future performance.

Competition

We compete across our platforms with a variety of competitors, including international marketplaces, traditional retailers, traditional banks and payments providers. We expect our competition to continue to increase. Existing or future competitors may seek to increase their market share by undercutting pricing terms prevalent in a market, which could negatively impact our market share for any of our products, reduce our profitability or require us to incur higher customer acquisition costs. The success and profitability of our business depend on our ability to compete effectively, which depends on many factors, both within and beyond our control.

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

Marketplace fee revenue includes seller fees paid by merchants from our 3P marketplace business, Kaspi Travel, advertising and delivery transactions originated during both online and in-store shopping. It also includes revenue from Kolesa group, the largest car and real estate classifieds platform in Kazakhstan, Autoelon.uz, a car marketplace and member of the Kolesa group in Uzbekistan, and Digital Classifieds LLC, a mobile classified app in Azerbaijan.

Fintech fee revenue mainly includes banking service fees and commissions, which are paid by customers on a monthly basis.

Interest revenue is from interest-earning assets and includes interest originated from the financing of customers through our Kaspi.kz Super App or from financing purchases on our Marketplace, third-party merchant sites and third-party mobile apps and interest from Merchant and Micro Business Finance. It also includes interest revenue from securities, reverse repurchase agreements and deposits placed with other banks.

Retail revenue includes revenue from e-Grocery transactions for the sale of products and related delivery fees and is recognized when control of the goods is transferred to the customer, which generally occurs when we deliver the order to the customer. Since October 2023, retail revenue also includes revenue from our car e-commerce transactions.

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

Results of Operations

Years Ended December 31, 2024 and 2023

Below are our results of operations for the years ended December 31, 2024 and 2023 as derived from our audited consolidated statements of profit or loss included elsewhere in this annual report:

	As of or for the year ended December 31,
	2023	2024	2024
	(in million)		(in $ million)	% Change
Revenue:
Net fee revenue	987,967	1,275,125	2,428	29
Fee revenue	1,027,545	1,329,350	2,531	29
Rewards	(39,578)	(54,225)	(103)	37
Interest revenue	833,516	1,082,668	2,062	30
Retail revenue	68,807	163,134	311	137
Other gains	23,200	11,229	21	(52)
Total revenue	1,913,490	2,532,156	4,822	32
Costs and operating expenses:
Interest expenses	(478,010)	(616,116)	(1,172)	29
Transaction expenses	(27,470)	(29,494)	(56)	7
Cost of goods and services	(166,356)	(303,858)	(579)	83
Technology and product development	(88,657)	(109,553)	(209)	24
Sales and marketing	(21,891)	(43,990)	(84)	101
General and administrative expenses	(29,468)	(32,899)	(63)	12
Provision expenses	(79,634)	(113,957)	(217)	43
Total costs and operating expenses	(891,486)	(1,249,867)	(2,380)	40
Net income before tax	1,022,004	1,282,289	2,442	25
Income tax	(173,234)	(225,455)	(429)	30
Net income	848,770	1,056,834	2,013	25

Total

Revenue

Our total revenue increased by 32% to ₸2,532,156 million for the year ended December 31, 2024 from ₸1,913,490 million for the year ended December 31, 2023, due to growth in revenue across all our platforms and partially offset by increase in rewards.

Net fee revenue. Net fee revenue increased by 29% to ₸1,275,125 million for the year ended December 31, 2024 from ₸987,967 million for the year ended December 31, 2023, due to a 29% increase in fee revenue, as a result of growth in fee revenue of all platforms partially offset by increase in rewards by 37%, as a result of an increase of accruals of bonuses on promotional events .

Interest revenue. Interest revenue increased by 30% to ₸1,082,668 million for the year ended December 31, 2024 from ₸833,516 million for year ended December 31, 2023, as a result of a ₸239,002 million increase attributable to revenue from Loans to Customers and a ₸10,150 million increase attributable to revenue from debt securities, deposits placed with other banks and reverse repurchase agreements.

Retail revenue. Retail revenue was ₸163,134 million for year ended December 31, 2024, compared to ₸68,807 million for year ended December 31, 2023, with ₸62,202 million increase as a result of growth in e-Grocery business and ₸32,125 million as a result of increase in our e-Cars business.

Other gains. Our other gains of ₸11,229 million for year ended December 31, 2024 and ₸23,200 million for the year ended December 31, 2023 primarily represented foreign exchange transactions. Gains for the year ended December 31, 2024 were comprised of ₸11,983 million loss as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as a net gain from financial assets and liabilities, which contributed ₸21,329 million.

Costs and Operating Expenses

Costs and operating expenses increased by 40% to ₸1,249,867 million for the year ended December 31, 2024 from ₸891,486 million for the year ended December 31, 2023, primarily due to growth in interest expenses and to a lesser extent due to changes in other expenses as explained below. Costs and operating expenses as a percentage of revenue were 49% and 47% for the year ended December 31, 2024 and 2023, respectively.

Interest expenses. Interest expenses increased by 29% to ₸616,116 million for the year ended December 31, 2024 from ₸478,010 million for the year ended December 31, 2023, mainly as a result of an increase in the average balances of customer term deposits by 30% driven by a 18% increase in the number of Fintech Active Consumers (deposits).

Transaction expenses. Transaction expenses increased by 7% to ₸29,494 million for the year ended December 31, 2024 from ₸27,470 million for the year ended December 31, 2023, primarily due to a 40% increase in the number of TPV Payments Transactions, partially offset by a growing share of proprietary network transactions where we do not pay third-party providers.

Cost of goods and services. Cost of goods and services increased by 83% to ₸303,858 million for the year ended December 31, 2024 from ₸166,356 million for the year ended December 31, 2023, mainly due to an increase in cost of goods and services of Marketplace, primarily due to a 123% increase in the number of e-Commerce Purchases and therefore growth in delivery expenses, as well as growth in cost of goods sold due to the growth in expenses related to our 1P e-Cars and e-Grocery businesses.

Technology and product development. Technology and product development expenses increased by 24% to ₸109,553 million for the year ended December 31, 2024 from ₸88,657 million for the year ended December 31, 2023, mainly as a result of increased expenses of ₸9,353 million to support the growth of our technology and delivery infrastructure, such as Kaspi Postomats, which increased in number by 35% to 8,032 in 2024 from 5,943 in 2023, as well as higher compensation expenses of ₸11,543 million due to growth in the number of technology personnel and higher remuneration.

Sales and marketing. Sales and marketing expenses increased by 101% to ₸43,990 million for the year ended December 31, 2024 from ₸21,891 million for the year ended December 31, 2023, primarily due to increased internet marketing activity and growth in corresponding expenses by ₸16,441 million and ₸5,658 million increase in other marketing expenses.

General and administrative expenses. General and administrative expenses increased by 12% to ₸32,899 million for the year ended December 31, 2024 from ₸29,468 million for the year ended December 31, 2023, due to growth in miscellaneous office maintenance and administrative expenses of ₸3,293 million and general and administrative personnel expenses of ₸138 million.

Provision expenses. Provision expenses increased by 43% to ₸113,957 million for year ended December 31, 2024 from ₸79,634 million for the year ended December 31, 2023, mainly as a result of a 38% increase in our Average Net Loan Portfolio, and partially due to increase in Cost of Risk to 2.1% from 2.0%.

Net Income before Tax

For the reasons described above, our net income before tax increased by 25% to ₸1,282,289 million for the year ended December 31, 2024 from ₸1,022,004 million for the year ended December 31, 2023.

Income Tax

Our income tax expenses increased by 30% to ₸225,455 million for the year ended December 31, 2024 from ₸173,234 million for the year ended December 31, 2023, primarily due to 25% growth in Net Income before tax, partially offset by an effect of non-taxable income equal to ₸36,797 million in 2024 compared to ₸38,038 million in 2023.

Net Income

As a result of the above factors, our net income increased by 25% to ₸1,056,834 million for the year ended December 31, 2024 from ₸848,770 million for the year ended December 31, 2023.

Payments

Below are the results of operations for Payments for the year ended December 31, 2024 and 2023:

	For the year ended December 31,
	2023	2024	2024
	(in million)		(in $ million)	% Change
Segment revenue:
Payments fee revenue	368,925	458,953	874	24
Interest revenue	109,759	128,144	244	17
Total segment revenue	478,684	587,097	1,118	23
Net income (Payments)	308,901	381,607	727	24

Segment Revenue

Total segment revenue of Payments increased by 23% to ₸587,097 million for the year ended December 31, 2024 from ₸478,684 million for the year ended December 31, 2023 due to increases in Payments fee revenue and interest revenue as explained below.

Payments fee revenue. Payments fee revenue increased by 24%, or ₸90,028 million, to ₸458,953 million for the year ended December 31, 2024 from ₸368,925 million for the year ended December 31, 2023. The increase was mainly attributable to a ₸63,820 million increase in revenue from Kaspi QR and card transactions, a ₸13,160 million increase in revenue from Household Bill Payments, a ₸8,891 million increase in revenue from monetized P2P transactions and a ₸2,293 million increase in revenue from Kaspi B2B Payments. The growth in revenue across all products was driven by a 31% increase in TPV which was driven by a 40% increase in the number of TPV Payments Transactions and a 6% increase in the number of Payments Active Consumers.

Payment fee revenue increased due to an increase in Payment transaction revenue. Payments transaction revenue from merchants increased by 36%, or ₸69,248 million, to ₸260,790 million for the year ended December 31, 2024 from ₸191,542 million for the year ended December 31, 2023, due to a 27% increase in the number of Active Merchants. Payments transaction revenue from retail customers increased by 10%, or ₸14,951 million, to ₸165,680 million for the year ended December 31, 2024 from ₸150,729 million for the year ended December 31, 2023, due to a 6% increase in the number of Payments Active Consumers.

Interest revenue. Interest revenue increased by 17%, or ₸18,385 million, to ₸128,144 million for the year ended December 31, 2024 from ₸109,759 million for the year ended December 31, 2023. Of such increase, ₸23,151 million was attributable to a 22% increase of Average Balances on Current Accounts which was driven by a 6% increase in the number of Payments Active Consumers, who are holders of current accounts and ₸4,766 decrease was due to a decrease in average yield on debt securities.

Net Income

Net income of Payments increased by 24% to ₸381,607 million for the year ended December 31, 2024 from ₸308,901 million for the year ended December 31, 2023, driven by increases in Payments fee revenue and interest revenue, as well as continuing adoption of proprietary QR transactions, which eliminates interchange fees paid to third-party payment solutions providers.

Marketplace

Below are the results of operations for Marketplace for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2023	2024	2024
	(in million)		(in $ million)	% Change
Segment revenue:
Marketplace fee revenue	375,189	562,283	1,071	50
Retail revenue	68,807	163,134	311	137
Interest revenue	—	6,304	12	—
Other gains	4,227	1,222	2	(71)
Total segment revenue	448,223	732,943	1,396	64
Net income (Marketplace)	247,955	348,400	663	41

Segment Revenue

Total segment revenue of Marketplace increased by 64% to ₸732,943 million for the year ended December 31, 2024 from ₸448,223 million for the year ended December 31, 2023, primarily due to an increase in Marketplace fee revenue as explained below.

Marketplace fee revenue. Marketplace fee revenue increased by 50%, or ₸187,094 million, to ₸562,283 million for the year ended December 31, 2024 from ₸375,189 million for the year ended December 31, 2023. The increase was attributable to a ₸52,250 million increase in revenue from m-Commerce due to a 19% increase in m-Commerce GMV and growth in m-Commerce Take Rate, a ₸128,368 million increase in revenue from e-Commerce due to a 85% increase in e-Commerce GMV and growth in e-Commerce Take Rate, a ₸6,476 million increase in revenue from Kaspi Travel due to a 34% increase in Kaspi Travel’s GMV and growth in Kaspi Travel’s Take Rate. The growth in Marketplace GMV across all products was due to the growth in the number of transactions, mainly driven by a 13% increase in the number of Marketplace Active Consumers.

Retail revenue. Retail revenue was ₸163,134 million for year ended December 31, 2024, compared to ₸68,807 million in the prior year period, with ₸62,202 million increase as a result of growth in e-Grocery business, driven by a 84% increase in the number of e-Grocery purchases and ₸32,125 million as a result of continued scaling in car e-Commerce business.

Interest revenue. In August 2024, we launched business deposits for merchants. This product allows legal entities within Kaspi.kz, that are responsible for Marketplace business, to place their free cash on deposit and earn interest revenue. As this is an intergroup revenue, it is offset by interest expenses in Fintech. Total interest revenue earned by the Marketplace business since the launch of the business deposits product in August 2024 through December 31, 2024 was ₸6,304 million.

Other gains. Other gains for the year ended December 31, 2024 and 2023 amounted to ₸1,222 million and ₸4,227 million, respectively. Since our acquisition of Kolesa in October 2023, we recognize the classifieds business (including the classifieds business in Azerbaijan) in the Marketplace (namely in e-Commerce) fee revenue line instead of in Other gains, as was done previously, which accounts for the year-over-year decrease.

Net Income

Net income of Marketplace increased by 41% to ₸348,400 million for the year ended December 31, 2024 from ₸247,955 million for the year ended December 31, 2023, driven by growth in Marketplace fee revenue, offset by faster growth in the number of e-Commerce Purchases than e-Commerce GMV (123% compared to 85%), which resulted in growth of delivery expenses outperforming growth of revenue.

Fintech

Below are the results of operations for Fintech for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2023	2024	2024
	(in million)		(in $ million)	% Change
Segment revenue:
Interest revenue	723,757	955,528	1,820	32
Fintech fee revenue	283,991	316,292	602	11
Other gains	18,973	10,007	19	(47)
Total segment revenue	1,026,721	1,281,827	2,441	25
Net income (Fintech)	291,914	326,827	622	12

Segment Revenue

Total segment revenue of Fintech increased by 25% to ₸1,281,827 million for the year ended December 31, 2024 from ₸1,026,721 million for the year ended December 31, 2023, primarily due to an increase in interest revenue as explained below.

Interest revenue. Interest revenue increased by 32%, or ₸231,771 million, to ₸955,528 million for the year ended December 31, 2024 from ₸723,757 million for the year ended December 31, 2023. Of such increase, ₸239,002 million was attributable to a 38% increase in our Average Net Loan Portfolio, including an increase of ₸127,331 million in revenue from consumer lending through our BNPL, general purpose loans and car loans and an increase of ₸111,671 million in revenue from micro business and merchant financing and ₸7,231 million decrease was attributable to a lower amount of liquidity allocated to debt securities, deposits placed with other banks and reverse repurchase agreements.

Fintech fee revenue. Fintech fee revenue increased by 11% to ₸316,292 million for the year ended December 31, 2024 from ₸283,991 million for the year ended December 31, 2023. The increase was primarily due to a 3% increase in the number of Fintech Active Consumers (loans) that make monthly payments for banking service fees. Starting in the third quarter of 2024, we removed Banking service fees from new contracts with customers, while under old contracts, consumers continue to pay monthly Banking service fees. Based on this, Fintech fee, revenue is expected to decrease.

Other gains. Other gains for the year ended December 31, 2024 and 2023 amounted to ₸10,007 million and ₸18,973 million, respectively, which primarily represented foreign exchange transactions, with the decrease primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on financial assets and liabilities.

Net Income

Net income of Fintech increased by 12% to ₸326,827 million for the year ended December 31, 2024 from ₸291,914 million for the year ended December 31, 2023, driven by growth in interest revenue, offset by growth in interest expenses.

Total Revenue by Geographic Market

As required by Item 4.B of Form 20-F, the following table sets forth the breakdown of our total revenue by geographic market for the periods indicated:

	For the year ended December 31,
	2023	2024	2024
	(in ₸ million)		(in $ million)
Kazakhstan	1,905,093	2,521,508	4,801
Azerbaijan	3,742	5,079	10
Ukraine	4,655	5,569	11
Total revenue	1,913,490	2,532,156	4,822

Years Ended December 31, 2023 and 2022

For a comparison of our results of operations for the years ended December 31, 2023 and 2022, and for a breakdown of our revenues by geographic market in 2022, see “Item 4. Information on the Company—B. Business Overview—Results of Operations—Years Ended December 31, 2023 and 2022,” each in the annual report on Form 20-F filed with the SEC on April 29, 2024, which information is herein incorporated by reference.

B.
LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024 and 2023, we had cash and cash equivalents of ₸619,470 million and ₸820,466 million, respectively. Our cash and cash equivalents mainly comprise short-term deposits and current accounts with other banks, and cash on hand, which includes cash balances with our ATMs and cash in transit.

Our primary sources of liquidity are customer deposits, the repayment of customer loans and other funds generated from operating activities. We invest excess liquidity in high-quality interest-bearing financial instruments.

Our primary uses of funds are withdrawals of customer deposits on demand or at contractual maturity, repayment of borrowings at maturity and amounts due to banks under collateralized repurchase agreements, funding new and existing loans to customers, funding our current and planned capital expenditures, and working capital. Our material cash requirements from known contractual and other obligations are primarily customer deposits and current accounts, as well as the remaining cash consideration payable by us for our acquisition of Hepsiburada. See “—Liabilities—Customer Accounts” below and “—Recent Developments—Acquisition of Hepsiburada” above.

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

Cash Flows

The below table summarizes our cash flows for the periods indicated. For a discussion of our cash flows for the years ended December 31, 2023 and 2022, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows” in the annual report on Form 20-F filed with the SEC on April 29, 2024, which comparative information is herein incorporated by reference.

	For the year ended December 31,
	2023	2024	2024
	(in ₸ million)		(in $ million)
Net cash inflow from operating activities	1,106,128	581,892	1,108
Net cash outflow from investing activities	(218,360)	(108,364)	(206)
Net cash outflow from financing activities	(675,970)	(709,771)	(1,352)
Net (decrease)/increase in cash and cash equivalents	205,106	(200,996)	(383)
Cash and cash equivalents, beginning of period	615,360	820,466	1,563
Cash and cash equivalents, end of period	820,466	619,470	1,180

Net Cash Inflow from Operating Activities

During the year ended December 31, 2024, we generated ₸581,892 million of cash from our operating activities, a 47% decrease from ₸1,106,128 million generated during the year ended December 31, 2023. This decrease was primarily due to an increase in operating assets of ₸1,631,155 million compared to ₸1,151,459 million for the prior year, primarily due to a ₸1,612,989 million increase in loans to customers compared to a ₸1,132,091 million increase for prior year, driven by an only 3% increase in the number of Fintech Active Consumers (loans), a 30% increase in TFV for 2024 compared to 2023 and a ₸1,044,723 million increase in customer accounts compared to ₸1,434,259 million for the prior year, driven by an only 18% increase in the number of Fintech Active Consumers (deposits), who are term account holders, and a 6% increase in the number of Payments Active Consumers, who are current account holders. These factors were partially offset by ₸245,016 million growth in interest received from loans to customers driven by a 38% increase in average net loans to customers during the year ended December 31, 2024.

Net Cash Outflow from Investing Activities

During the year ended December 31, 2024, we used ₸108,364 million of cash from our investing activities, a 50% decrease from ₸218,360 million used during the year ended December 31, 2023. This decrease was primarily due to a decrease in net cash outflow from investments in securities pursuant to our liquidity management policy.

Net Cash Outflow from Financing Activities

During the year ended December 31, 2024, we used ₸709,771 million of cash in our financing activities, a 5% increase from ₸675,970 million used during the year ended December 31, 2023. This increase was primarily due to payment of higher dividends in the amount of ₸646,056 in the year ended December 31, 2024, compared to ₸560,132 in the year ended December 31, 2023.

Principal Assets

The following tables and narrative set forth the principal components of our total assets as derived from our audited consolidated statements of financial position as of December 31, 2024 and 2023 included elsewhere in this annual report. The following tables and narrative also set forth the principal components of our total assets as of December 31, 2022, which are not included in our audited consolidated statements of financial position. We provide data on our assets as of December 31, 2022 in this Item 5.B on a voluntary basis only. We do so to align with the disclosures included in this annual report under “—Selected Statistical Information”, which, because they show a variety of data on our loan portfolios derived from throughout our consolidated financial statements, cover three years of data.

	As of December 31,
	2022		2023		2024
	Amount in ₸ million	% of total assets	Amount in ₸ Million	% of total assets	Amount in ₸ Million	% of total assets	Amount in $ Million
Loans to customers	3,154,810	62	4,235,957	62	5,746,600	69	10,944
Investment securities and derivatives	1,076,272	21	1,377,772	20	1,506,831	18	2,870
Cash and cash equivalents	615,360	12	820,466	12	619,470	7	1,180
Property, equipment and intangible assets	131,840	3	174,346	3	269,289	3	513
Other Assets	74,780	1	135,598	2	139,696	2	266
Due from banks	25,668	1	30,683	1	37,908	—	72
Mandatory Cash Balance With the NBK	42,917	1	47,110	1	57,307	1	109
Total Assets	5,121,647	100	6,821,932	100	8,377,101	100	15,953

Our total assets increased by 23% to ₸8,377,101 million as of December 31, 2024 from ₸6,821,932 million as of December 31, 2023, which in turn increased by 33% from ₸5,121,647 million as of December 31, 2022.

The increase in our total assets as of December 31, 2024 compared to December 31, 2023 was a result of a 36% increase in loans to customers mainly driven by the growth in our TFV by 30% and a 9% increase in investment securities and derivatives, mainly driven by the growth of our debt securities portfolio as part of our liquidity management.

Our total assets increased by 33% to ₸6,821,932 million as of December 31, 2023 from ₸5,121,647 million as of December 31, 2022.

The increase in our total assets as of December 31, 2023 compared to December 31, 2022 was a result of a 34% increase in loans to customers and a 28% increase in investment securities and derivatives, mainly driven by the growth of our debt securities portfolio as part of our liquidity management.

Loans to Customers

Loans to customers comprise the largest component of our assets, accounting for 69%, 62% and 62% of our total assets as of December 31, 2024 and December 31, 2023 and 2022, respectively.

The following table sets forth our loan portfolio as of the dates indicated:

	As of December 31,
	2022	2023	2024	2024
		(in ₸ million)		(in $ million)
Gross loans to customers	3,369,512	4,478,489	6,042,443	11,507
Less as allowance for impairment losses	(214,702)	(242,532)	(295,843)	(563)
Total loans to customers	3,154,810	4,235,957	5,746,600	10,944

Our loans to customers increased by 36% to ₸5,746,600 million as of December 31, 2024 from ₸4,235,957 million as of December 31, 2023, mainly due to growth in TFV (loans) by 30%.

Our loans to customers increased by 34% to ₸4,235,957 million as of December 31, 2023 from ₸3,154,810 million as of December 31, 2022, mainly due to growth in TFV (loans) by 47% and the increase in Average Net Loan Portfolio Conversion Rate to 2.2 in 2023 from 2.0 in 2022, which means shorter maturity of loans originated. All of our loans to customers accrue interest at a fixed rate. The following table sets forth the breakdown of our loan portfolio by remaining contractual maturity dates as of December 31, 2024:

	Maturing
(in ₸ million)	As of December 31, 2024	In one year or less	After one year through five years	After five years through 15 years	After 15 years
Gross loans to customers	6,042,443	3,896,595	2,141,731	3,924	192

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

The following table sets forth the breakdown of our NPLs, total allowance for impairment and total allowance for impairment to gross NPLs as of the dates indicated:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment to gross NPLs
(in ₸ million)	₸ million		%
NPLs to customers as of December 31, 2024	327,730	295,843	90%
NPLs to customers as of December 31, 2023	244,161	242,532	99%
NPLs to customers as of December 31, 2022	211,581	214,702	101%

The following table sets forth the breakdown of NPLs as a proportion of our gross loan portfolio as of the dates indicated:

December 31, 2022		December 31, 2023		December 31, 2024
Gross NPLs, ₸ million	% of gross loans	Gross NPLs ₸ million	% of gross loans	Gross NPLs ₸ million	% of gross loans
211,581	6%	244,161	5%	327,730	5%

Our NPLs accounted for 5%, 5% and 6% of our gross loan portfolio as of December 31, 2024, 2023 and 2022, respectively. Our first payment default rate (the share of loans where borrowers failed to pay the first payment under their loan agreements) decreased to 0.9% as of December 31, 2023 from 1.0% as of December 31, 2022, and was 0.7% as of December 31, 2024. Our second payment default rate (the share of loans where borrowers failed to pay the first and the second payments under their loan agreements) remained unchanged at 0.3% as of December 31, 2024, December 31, 2023, and December 31, 2022, respectively. Our delinquency rate (the share of loans that were not delinquent in the previous month but missed their current due date) was 2.0% as of December 31, 2024, 2023 and 2022. Our loss rate vintages (expected loss rate of portfolio originated in specific quarter or month as a combination of actual NPL as of reporting date and expected recovery of NPL based on statistics) were below 2% throughout the period between December 31, 2022 and December 31, 2024. We believe that our ability to maintain a sustainable ratio of NPLs and improve other metrics, despite a rapid growth of our consumer loan portfolio, demonstrates the efficiency of our risk management system.

The following tables set forth the movements in loss allowance with regard to loans to customers as of the dates indicated:

	Year ended December 31, 2024
(in ₸ million)	Stage 1	Stage 2	Stage 3	POCI	Total(1)
Loss allowance as of December 31, 2023	59,939	16,290	166,042	261	249,644
Changes in provisions
Transfer to Stage 1(2)(3)	27,424	(3,919)	(23,505)	—	—
Transfer to Stage 2(2)(4)	(11,051)	20,608	(9,557)	—	—
Transfer to Stage 3(2)(5)	(25,149)	(7,250)	32,399	—	—

Net changes resulting from changing in credit risk parameters	(27,598)	(1,896)	65,061	1,924	41,013
New assets issued or acquired	86,095	—	—	—	86,237
Repaid assets (except for write-off)	(32,139)	(1,455)	(13,333)	—	(46,927)
Modification effect	—	—	33,634	—	33,634
Total effect on consolidated statements of profit or loss	26,358	(3,351)	85,362	1,924	113,957
Write-off, net of recoveries	—	—	(56,973)	—	(57,952)
Foreign exchange difference	—	—	(9)	—	(9)
Loss allowance as of December 31, 2024	77,521	22,378	193,759	2,185	305,640

	Year ended December 31, 2023
(in ₸ million)	Stage 1	Stage 2	Stage 3	POCI	Total(1)
Loss allowance as of December 31, 2022	67,604	11,785	135,313	—	223,282
Changes in provisions
Transfer to Stage 1(2)(3)	15,923	(1,448)	(14,475)	—	—
Transfer to Stage 2(2)(4)	(10,396)	16,184	(5,788)	—	—
Transfer to Stage 3(2)(5)	(25,126)	(5,745)	30,871	—	—

Net changes resulting from changing in credit risk parameters	(25,885)	(2,531)	61,320	261	35,883
New assets issued or acquired	75,077	—	—	—	75,105
Repaid assets (except for write-off)	(37,258)	(1,955)	(12,662)	—	(51,875)
Modification effect	—	—	20,521	—	20,521
Total effect on consolidated statements of profit or loss	11,934	(4,486)	69,179	261	79,634
Write-off, net of recoveries	—	—	(49,055)	—	(53,269)
Foreign exchange difference	—	—	(3)	—	(3)
Loss allowance as of December 31, 2023	59,939	16,290	166,042	261	249,644

	Year ended December 31, 2022
(in ₸ million)	Stage 1	Stage 2	Stage 3	Total(1)
Loss allowance as of December 31, 2021	64,043	10,582	67,791	149,092
Changes in provisions
Transfer to Stage 1(2)(3)	3,544	(1,138)	(2,406)	—
Transfer to Stage 2(2)(4)	(6,970)	7,208	(238)	—
Transfer to Stage 3(2)(5)	(13,854)	(7,014)	20,868	—

Net changes resulting from changing in credit risk parameters	(14,545)	4,429	33,307	25,204
New assets issued or acquired	65,888	—	—	65,898
Repaid assets (except for write-off)	(30,502)	(2,282)	(11,485)	(44,327)
Modification effect	—	—	8,435	8,435
Total effect on consolidated statements of profit or loss	20,841	2,147	30,257	55,210
Write-off, net of recoveries	—	—	19,029	18,949
Foreign exchange difference	—	—	12	31
Loss allowance as of December 31, 2022	67,604	11,785	135,313	223,282

(1)
Total amounts also include changes in provisions related to due from banks (Stage 1), financial assets at fair value through other comprehensive income (Stages 1, 2 and 3), cash and cash equivalents (Stage 1), other assets (Stage 3) and contingencies (Stage 1). See note 7 to our audited consolidated financial statements as of December 31, 2024 and 2023 and 2022 and for each of the three years in the period ended December 31, 2024 included elsewhere in this annual report.

(2)
For financial assets that are not purchased or originated credit impaired (“POCI”) assets, ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement. See note 3 to the consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.
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

Our loss allowance for loans to customers increased by 22% to ₸295,843 million as of December 31, 2024 from ₸242,532 million as of December 31, 2023, mainly as a result of growth in our loan portfolio. Our loss allowance for loans to customers increased by 13% to ₸242,532 million as of December 31, 2023 from ₸214,702 million as of December 31, 2022, mainly as a result of growth in our loan portfolio.

Investment Securities and Derivatives

As of December 31, 2024 and 2023, we had total investment securities and derivatives of ₸1,506,831 million and ₸1,377,772 million, respectively, which primarily consisted of debt securities. The following table sets forth information relating to securities held as of the dates indicated.

	As of December 31,
	2022	2023	2024	2024
	(in ₸ million)	(in ₸ million)	(in ₸ million)	(in $ million)
Debt securities	1,075,955	1,376,728	1,489,205	2,836
Equity investments	287	402	477	1
Total financial assets at fair value through other comprehensive income	1,076,242	1,377,130	1,489,682	2,837
Derivative financial instruments (total financial assets at fair value through profit or loss)	30	642	17,149	33
Total investment securities and derivatives	1,076,272	1,377,772	1,506,831	2,870

In line with our liquidity management policy, we primarily invest in short-term (with average maturity below two years), high-quality debt securities, which primarily include government or quasi-government issued debt such as treasury notes of the Ministry of Finance of Kazakhstan, Discount notes of the NBK or high- grade “blue-chip” corporate debt. For the year ended December 31, 2024, average yield on debt securities was 12.4%, compared to 13.9% and 11.4% for the years ended December 31, 2023 and 2022, respectively. In terms of derivative instruments, we engage primarily in currency derivatives in the process of managing our open currency position.

Our investment securities and derivatives increased by 9% to ₸ 1,506,831 million as of December 31, 2024 from ₸1,377,772 million as of December 31, 2023. Our investment securities and derivatives increased by 28% to ₸1,377,772 million as of December 31, 2023 from ₸1,076,272 million as of December 31, 2022. These changes were attributable to our liquidity management policy pursuant to which we invest excess liquidity in high quality debt securities or lend to other banks on the interbank market. During the periods presented, we had no securities with significant unrealized losses recognized in other comprehensive income.

Non-Current Assets by Geographic Market

As required by Item 4.B of Form 20-F, the following table sets forth the breakdown of our non-current assets (excluding financial instruments, deferred tax assets and other financial assets) by geographical market as of the dates indicated:

	As of December 31,
	2023	2024	2024
	(in ₸ million)	(in ₸ million)	(in $ million)
Kazakhstan	175,976	284,425	542
Azerbaijan	61	80	—
Ukraine	321	404	1
Total non-current assets	176,358	284,909	543

For a breakdown of our non-current assets by geographic market in 2022, see “Item 4. Information on the Company—B. Business Overview—Results of Operations—Years Ended December 31, 2023 and 2022,” in the annual report on Form 20-F filed with the SEC on April 29, 2024, which information is herein incorporated by reference.

Liabilities

Our liabilities primarily consist of customer accounts, which consist of term deposits and current accounts. Our other liabilities include debt securities issued, including subordinated debt, and amounts due to banks.

The following table sets forth our primary liabilities as derived from our audited consolidated statements of financial position as of December 31, 2024 and 2023 included elsewhere in this annual report. The following tables and narrative also set forth our primary liabilities as of December 31, 2022, which are not included in our audited consolidated statements of financial position. We provide data on our liabilities as of December 31, 2022 in this Item 5.B on a voluntary basis only. We do so to align with the disclosures required of us as a banking registrant pursuant to Regulation S-K 1400 of the SEC (included in this annual report under “—Selected Statistical Information”), which cover three years of data.

	As of December 31,
	2022		2023		2024
	Amount in ₸ million	% of total funding	Amount in ₸ million	% of total funding	Amount in ₸ million	% of total funding	Amount in $ million
Term deposits	3,117,508	74	4,361,058	78	5,434,135	81	10,349
Current accounts	883,182	21	1,080,398	19	1,127,815	17	2,148
Total customer accounts	4,000,690	95	5,441,456	97	6,561,950	98	12,496
Total debt securities issued	140,378	3	99,468	2	51,050	1	97
Total subordinated debt	67,608	2	62,369	1	62,416	1	119

Repurchase agreements	16,119	—	154	—	24,151	—	46
Time deposits of banks and other financial institutions	313	—	—	—	323	—	1
Total due to banks	16,432	—	154	—	24,474	—	47
Total funding	4,225,108	100	5,603,447	100	6,699,890	100	12,759

Customer Accounts

Term deposits and current accounts by customers are the largest component of our liabilities and constitute our main source of funding. See “Selected Statistical Information.” We open interest-bearing term deposits for a specified period and non-interest-bearing current accounts for retail customers and legal entities. We believe that our deposit base is highly diversified with an average term deposit per retail customer (calculated as the total amount of term retail deposits divided by the total number of retail deposit customers holding a term deposit as of the respective date) of ₸1,188,169 as of December 31, 2024 and ₸1,099,831 as of December 31, 2023. In 2022, 94% of deposits maturing in 2023 were extended.

The following table sets forth the breakdown of our customer accounts as of the dates indicated:

	As of December 31,
	2022		2023		2024
	Amount in ₸ million	% of total	Amount in ₸ million	% of total	Amount in ₸ million	% of total	Amount in $ million
Individuals
Term deposits	3,057,870	76	4,316,825	79	5,328,125	81	10,147
Current accounts	700,957	18	826,328	15	921,913	14	1,756
Total due to individuals	3,758,827	94	5,143,153	95	6,250,038	95	11,902
Corporate customers
Term deposits	59,638	1	44,233	1	106,010	2	202
Current accounts	182,225	5	254,070	5	205,902	3	392
Total due to corporate customers	241,863	6	298,303	5	311,912	5	594
Total customer accounts	4,000,690	100	5,441,456	100	6,561,950	100	12,496

Customer accounts increased by 21% to ₸6,561,950 million as of December 31, 2024, which in turn increased by 36% to ₸5,441,456 million as of December 31, 2023 from ₸4,000,690 million as of December 31, 2022. The increases during the periods presented were primarily attributable to growth of retail deposits, which mainly results from an increase in the number of Active Consumers and Active Merchants, and the further integration of current customers into our platforms.

Our average balances of customer accounts increased by 27% to ₸5,688,259 million for the year ended December 31, 2024 from ₸4,491,864 million for the year ended December 31, 2023 mainly as a result of an increase in Active Consumers (deposits) by 18%. Our average balances of customer accounts increased by 43% to ₸4,491,864 million for the year ended December 31, 2023 from ₸3,151,274 million for the year ended December 31, 2022 mainly as a result of an increase in Active Consumers (deposits) by 27%, while the average rate paid on customer term deposits changed from 10.2% for the year ended December 31, 2022 to 12.5% for the year ended December 31, 2023 and December 31, 2024 respectively. The increase in the average rate paid on customer accounts in 2024 and 2023 compared to 2022 were as a result of an increase in prevailing interest rates.

As of December 31, 2024 and December 31, 2023, our 20 largest customers held ₸76,413 million and ₸97,806 million, or 1.16% and 1.80% of customer accounts, respectively, compared to ₸108,665 million, or 2.72% of customer accounts, as of December 31, 2022.

Debt Securities Issued

We have historically issued debt securities in the domestic market to fund the ongoing growth of our business operations. To minimize currency risk, we have issued senior unsecured tenge-denominated debt securities, given that our business operations are conducted predominantly in tenge. The terms and conditions of our debt instruments include a number of general covenants such as non-change of business, non-change of legal form and compliance with applicable reporting requirements, which are customary to KASE-listed bonds. As of December 31, 2024, we believe that we comply with such covenants. There are no covenants prohibiting us from incurring additional debt, issuing equity securities or paying dividends on our common shares.

Debt securities issued decreased by 49% to ₸ 51,050 million as of December 31, 2024 from ₸99,468 million as of December 31, 2023, mainly as a result of maturity of the second issue of our third bond program in January 2024.

The average interest rate paid on senior unsecured debt securities was 10.0% for the year ended December 31, 2022. The following table sets forth our senior unsecured debt securities outstanding as of the dates indicated:

			As of December 31,
		Nominal Interest rate	2022	2023	2024
Recorded at amortized cost	Maturity date		₸ million
Third bond program-first issue	January 2025	9.90%	51,045	51,048	51,050
Third bond program-second issue	January 2024	9.80%	48,418	48,420	—
Third bond program-third issue	January 2023	9.70%	40,915	—	—
Total debt securities issued			140,378	99,468	51,050

We did not have any defaults or other breaches with respect to our senior unsecured debt securities outstanding as of December 31, 2024, 2023 and 2022.

On January 27, 2024, we fully repaid all amounts outstanding under the second issue of the third bond program.

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

As of December 31, 2024, our subordinated debt comprised ₸62,416 million, which insignificantly decreased from ₸62,369 million as of December 31, 2023, which in turn insignificantly decreased from ₸67,608 million as of December 31, 2022.

The average interest rate paid on subordinated debt insignificantly increased to 10.4% for the year ended December 31, 2024 from 10.3% for the year ended December 31, 2023 and 10.2% for the year ended December 31, 2022 as a result of maturity of lower yield debt and changes in floating rates.

The following table sets forth the breakdown of our subordinated debt securities outstanding as of the dates indicated:

			As of December 31,
	Maturity	Nominal	2022	2023	2024
Recorded at amortized cost	date	Interest rate	₸ million
Second bond program-third issue	February 2023	2% plus inflation rate(1)	5,249	—	—
Third bond program-fourth issue	June 2025	10.7%	62,269	62,274	62,278
Debt components of preference shares	N/A	N/A	90	95	138
Total subordinated debt			67,608	62,369	62,416

(1)
Subject to a minimum interest rate of 4% and the maximum interest rate of 12%.

As of the dates indicated, the debt component of preference shares related to Kaspi Bank and was held by the non-controlling interest. As of December 31, 2024, 2023 and 2022, accrued interest of ₸3,179 million, ₸3,179 million and ₸3,508 million, respectively, was included in our subordinated debt.

We did not have any defaults or other breaches with respect to our subordinated debt securities outstanding as of December 31, 2024, 2023 and 2022.

Due to Banks

Amounts due to banks include repurchase agreements collateralized by high-quality government securities and time deposits of banks and other financial institutions. Amounts due to banks increased by 15,792% to ₸ 24,474 million as of December 31, 2024 from ₸154 million as of December 31, 2023, mainly as a result of an increase in amounts owed under repurchase agreements entered into as part of our short-term liquidity management to ₸24,151 million as of December 31, 2024. Amounts due to banks decreased by 99% to ₸154 million as of December 31, 2023 from ₸16,432 million as of December 31, 2022, mainly as a result of a decrease in amounts owed under repurchase agreements entered into as part of our short-term liquidity management to ₸154 million as of December 31, 2023.

Our average balances of due to banks increased by 21% to ₸95,220 million in the year ended December 31, 2024 from ₸78,926 million in the year ended December 31, 2023, mainly due to an increase in amounts owed under repurchase agreements. Our average balances of due to banks increased by 23% to ₸78,926 million in the year ended December 31, 2023 from ₸63,916 million in the year ended December 31, 2022, mainly due to an increase in amounts owed under repurchase agreements.

The average rate paid on amounts due to banks was 14.2% for the year ended December 31, 2023, 11.5% for the year ended December 31, 2023 and 14.0% for the year ended December 31, 2022, which fluctuated in line with the prevailing interest rate environment.

The following table sets amounts due to banks as of the dates indicated:

	As of December 31,
(in ₸ million)	2022	2023	2024
Recorded at amortized cost
Repurchase agreements	16,119	154	24,151
Time deposits of banks and other financial institutions	313	—	323
Total due to banks	16,432	154	24,474

Capital Expenditures

Our capital expenditures primarily include payments for office buildings and data storage facilities, computer equipment and other hardware and fulfillment and delivery infrastructure.

Our capital expenditures were ₸86,553 million, ₸49,049 million and ₸64,702 million for the years ended December 31, 2024, 2023 and 2022, respectively. The increases in our capital expenditures during these periods were primarily due to increased acquisitions, including office buildings in Almaty, Kaspi Postomats, Kaspi POS, computers, software and data storage facilities.

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

Capital Adequacy and Capital Management

The management of Kaspi Bank monitors Kaspi Bank’s capital adequacy ratios based on the requirements of the Basel III framework. The table below sets forth the respective ratios calculated on the basis of Kaspi Bank’s consolidated financial statements under Basel III with the updated risk- weighted assets methodology as of the dates indicated:

	As of December 31,
(in ₸ billion, except percentages)	2023	2024
Risk-weighted assets	4,259	5,577
Tier 1 capital adequacy ratio	17.4%	17.6%
Total capital adequacy ratio	18.1%	18.3%
Tier 1 capital	741	983
Total capital	772	1,019

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

The table below sets forth the respective ratios calculated in accordance with NBK regulations recorded by Kaspi Bank as of the dates indicated:

	As of December 31,
(in ₸ billion, except percentages)	2023	2024
Risk-weighted assets	5,917	8,059
Tier 1 capital adequacy ratio (k1.2)	12.6%	12.6%
Total capital adequacy ratio (k.2)	13.0%	12.7%
Tier 1 capital	744	1,016
Total capital	767	1,027

Commitments and Contingencies

In the ordinary course of business, in order to meet the needs of our customers, we become a party to financial instruments with off-balance sheet risk. Guarantees issued represent financial guarantees on which payment is not probable as of the respective reporting date, and such guarantees have therefore not been recorded in our consolidated statements of financial position.

Our maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

We use the same credit policy in undertaking contingent commitments as we do for on-balance operations. As of December 31, 2024, we had provisions for losses on contingent liabilities of ₸Nil, compared to ₸ 35 million as of December 31, 2023.

The following table sets out our contingent liabilities and credit commitments in nominal amounts as of the dates indicated:

	As of December 31,
(in ₸ millions)	2023	2024
Commitments on loans and unused credit lines	174,771	293,401
Guarantees issued and similar commitments	558	—
Total contingent liabilities and credit commitments	175,329	293,401

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

In this section, averages are based on month-end averages. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. However, certain government securities of Kazakhstan and certain corporate bonds are tax-exempt.

Distribution of Assets, Liabilities and Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following tables show average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31,
	2022			2023			2024
(in million, except percentages)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)
ASSETS Interest-earning assets:
Loans to customers(2)	2,639,496	475,303	18.0%	3,541,594	624,048	17.6%	4,894,712	863,050	17.6%
Debt securities	780,158	89,235	11.4%	1,357,427	188,287	13.9%	1,387,832	172,443	12.4%
Cash and cash equivalents and due from banks(3)	246,820	9,888	4.0%	371,477	21,523	5.8%	402,315	47,175	11.7%
Total interest-earning assets	3,666,474	574,426	15.7%	5,270,498	833,858	15.8%	6,684,859	1,082,668	16.2%
Total interest- non-earning assets(4)	490,954			510,119			632,433
Total assets	4,157,428			5,780,617			7,317,292

LIABILITIES Interest-bearing liabilities:
Customer accounts(5)	2,449,614	(249,051)	10.2%	3,622,544	(452,791)	12.5%	4,714,162	(591,040)	12.5%
Debt securities issued	138,507	(13,896)	10.0%	104,698	(9,758)	9.3%	57,963	(5,201)	9.0%
Subordinated debt	66,353	(6,766)	10.2%	61,993	(6,388)	10.3%	61,186	(6,338)	10.4%
Due to banks	63,916	(8,963)	14.0%	78,926	(9,073)	11.5%	95,220	(13,537)	14.2%
Total interest-bearing liabilities	2,718,390	(278,676)	10.3%	3,868,161	(478,010)	12.4%	4,928,531	(616,116)	12.5%
Total non-interest-bearing liabilities	757,739			948,539			1,075,191
Equity	681,299			963,917			1,313,570
Equity and non-interest-bearing liabilities	1,439,038			1,912,456			2,388,761
Equity and liabilities	4,157,428			5,780,617			7,317,292

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
Includes term deposits.

Changes in Interest Income and Interest Expenses; Volume and Rate Analysis

The following tables present the variations in our financial income and expenses as a result of the variations in the average volume of interest-earning assets and interest-bearing liabilities and changes in average interest rates occurred for the year ended December 31, 2024 compared to the year ended December 31, 2023, and for the year ended December 31, 2023 compared to the year ended December 31, 2022.

	For the year ended December 31,
	2023/2022			2024/2023
	Increase/(decrease) due to changes in
(in million)	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS Interest - bearing assets:
Loans to customers	162,444	(13,699)	148,745	238,427	575	239,002
Debt securities	66,028	33,024	99,052	4,217	(20,061)	(15,844)
Cash and cash equivalents and due from banks	5,889	5,746	11,635	1,741	23,911	25,652
Total interest-earning assets	234,361	25,071	259,432	244,385	4,425	248,810
LIABILITIES
Interest-bearing liabilities:
Customer accounts(1)	119,252	84,488	203,740	136,444	1,805	138,249
Debt securities issued	(3,392)	(746)	(4,138)	(4,356)	(201)	(4,557)
Subordinated debt	(445)	67	(378)	(83)	33	(50)
Due to banks	2,105	(1,995)	110	1,873	2,591	4,464
Total interest-bearing liabilities	117,520	81,814	199,334	133,878	4,228	138,106

(1)
Includes term deposits

Interest-earning Assets-Margin

The following table presents our levels of average interest-earning assets and illustrates the comparative gross and net yields obtained for the indicated periods.

	As of or the year ended December 31,
(in ₸ million, except percentages)	2022	2023	2024
Average interest-earning assets	3,666,474	5,270,498	6,684,859
Average interest rate earned on interest- earning assets(1)	15.7%	15.8%	16.2%
Net interest income(2)	295,750	355,848	466,552
Net interest income(3)	8.1%	6.8%	7.0%

(1)
Average interest rate earned on interest-earning assets is interest income divided by average interest-earning assets.
(2)
Net interest income is the difference between interest income and interest expense.
(3)
Net interest margin is net interest income divided by average interest-earning assets.

Maturity Composition of Investment in Securities Not Carried at Fair Value through Earnings

The following table presents our weighted average yield of each category of debt securities not carried at fair value through earnings as of December 31, 2024.

	Maturing
	As of December 31, 2024	In one year or less	After one year through five years	After five years through 10 years	After 10 years	No specific maturity
Fair value through other comprehensive income (FVTOCI) (1)
Discount notes of the NBK	14.6%	14.6%	—	—	—	—
Bonds of the Ministry of Finance of Kazakhstan	10.6%	9.4%	11.0%	11.7%	4.7%	—
Corporate bonds	10.5%	10.5%	10.7%	4.2%	—	—
Sovereign bonds of foreign countries	3.0%	—	2.2%	3.3%	—	—
Total weighted average yield	10.5%	9.7%	10.9%	11.4%	4.7%	—

(1)
Yields have been calculated using the internal rate of return (IRR) as of December 31, 2024. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis. Certain government securities of Kazakhstan and certain corporate bonds are tax-exempt.

Maturity and Composition of Loan Portfolio

The following table presents our loans and advances to customers’ portfolio by the time remaining to maturity. Loans are stated before deduction of allowance for losses.

	Maturing
	As of December 31, 2024	In one year or less	After one year through five years	After five years through 15 years	After 15 years
(in ₸ million)
Loans to customers	6,042,443	3,896,595	2,141,731	3,924	192
Total loans	6,042,443	3,896,595	2,141,731	3,924	192

All loans to customers bear fixed rates.

Summary of Loan Loss Experience

Allocation of Provision for Impairment Losses

The following table presents impairment losses and sets forth the percentage distribution of the total provisions as of December 31, 2024, 2023 and 2022. For a discussion of accounting standards related to loss allowances on financial assets, see note 3 to our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.

	As of December 31,
	2022		2023		2024
(in ₸ million, except percentages)	Amount	% of total loss allowance	Amount	% of total loss allowance	Amount	% of total loss allowance
Total loan portfolio(1)	3,369,512	—	4,478,489	—	6,042,443	—
Total loss allowance	(214,702)	6.4%	(242,532)	5.4%	(295,843)	4.9%
Total loan portfolio, net of loss allowance	3,154,810		4,235,957		5,746,600

(1)
Total loan portfolio includes our total loans and advances to customers and does not include amounts due from financial institutions

The change in our ratio of allowance for credit losses to total loan portfolio in the years ended December 31, 2024 and 2023 was primarily due to improvements in asset quality and changes in credit risk estimates respectively.

Allocation of Net Charge-offs

The following table presents our net charge-offs as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2022		2023		2024
(in ₸ million, except percentages)	Average amount(1)	% of total average loans	Average amount(1)	% of total loss allowance	Average amount(1)	% of total average loans
Loans to customers	2,810,326		3,767,536		5,163,267
Total average loans outstanding(1)	2,810,326	1.9%	3,767,536	2.0%	5,163,267	2.1%
Net charge-offs:
Loans to customers	53,245	1.9%	76,888	2.0%	110,293	2.1%
Total net charge-offs	53,245	1.9%	76,888	2.0%	110,293	2.1%

(1)
Average amounts are based on the average of the month-end balances within each applicable year, unless otherwise indicated.

The ratio of net charge-offs to total average loans to customers was 2.1%, 2.0%, and 1.9% for the years ended December 31, 2024, 2023 and 2022, respectively, and preserved on levels around 2.0% as a result of high quality of loan origination and continuing improvements in loan collection process.

Deposits

Composition of Deposits per Type and Yield

The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2022		2023		2024
(in ₸ million, except percentages)	Average balance(1)	Average rate paid	Average amount(1)	Average rate paid	Average amount(1)	Average rate paid
Term deposits	2,449,614	10.2%	3,622,544	12.5%	4,714,162	12.5%
Demand deposits (current accounts):
Interest-bearing
Non-interest-bearing	701,659		869,320		974,097
Total	3,151,273		4,491,864		5,688,259

(1)
Average amounts are based on the average of the month-end balances within each applicable year, unless otherwise indicated

Our total estimated uninsured deposits were ₸1,774,738 million, ₸1,340,272 million and ₸825,684 million as of December 31, 2024, 2023 and 2022, respectively. Uninsured deposits are deposits that are in excess of local deposit insurance scheme limits in Kazakhstan, calculated based on the respective Kazakhstan regulations. Kazakhstan deposit insurance scheme protects our applicable deposits up to a maximum of ₸10 million per depositor for deposits in tenge and up to ₸5 million per depositor for deposits in foreign currency, per insured bank. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Deposit Insurance.”

Maturity of Deposits

All of our term deposits (including uninsured term deposits) are of one-year maturity; however, approximately 94% of our time deposits (including uninsured term deposits), respectively, are rolled over on a yearly basis.

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

E.
CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and therefore its critical accounting estimates are disclosed in those financial statements. For a detailed discussion of our significant accounting policies and new standards, interpretations and amendments adopted by us, please see note 3 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included elsewhere in this annual report.

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

The following table sets forth the members of our board of directors, their ages and titles as of the date of this annual report.

Name	Age	Title
Vyacheslav Kim	55	Chairman of the Board of Directors
Mikheil Lomtadze	49	Director, Chairman of the Management Board (CEO)
Zurab Nikvashvili	60	Director
Douglas Gardner	62	Director
Szymon Gutkowski	55	Director
Alina Prawdzik	56	Director

Our board of directors has determined that each of Zurab Nikvashvili, Douglas Gardner, Szymon Gutkowski and Alina Prawdzik are “independent” as defined under Nasdaq listing requirements and SEC rules and regulations.

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

Mikheil Lomtadze is the chairman of our management board, our chief executive officer and a member of our board of directors. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers” for a description of Mr.Lomtadze’s biographical information and business experience.

Zurab Nikvashvili is a founding professor of the accounting and finance program of Free University of Tbilisi, delivering lectures for BBA and MBA students. He spent the main part of his career from 2003 to 2021 at Ernest & Young Georgia. Between 2007 and 2021, he served as a partner, head of tax and law practices in Georgia and Armenia for Ernest & Young. Mr. Nikvashvili is also a member of the supervisory board for the Europe Foundation. Previously Mr. Nikvashvili qualified as a Certified Public Accountant in the United States and a Certified Public Accountant in Georgia. Mr. Nikvashvili graduated from Georgian Technical University with a bachelor’s degree in civil engineering, and he also holds a PhD in Engineering from the same university.

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

Alina Prawdzik has served as a director since 2019. From February to December 2022, she was a business director at Meta in Poland. From 2017 to 2020, Ms. Prawdzik was a managing partner at Innogy Innovation Hub, where she was responsible for operations in Central Eastern Europe and was a head of its “Smart & Connected Buildings” investment focus. From 2016 to 2017, she was an adviser to the management board on digital strategy and e-commerce at Eurocash (Poland). From 2014 to 2015, Ms. Prawdzik was a chief operating officer at Audioteka (Poland). From 2006 to 2013, she worked at eBay as a country manager (Poland), regional manager responsible for European Emerging Markets and general manager responsible for International Expansion Europe. From 1993 to 2005, she was a brand manager and assistant brand manager at Procter & Gamble (Poland and Baltics). Ms. Prawdzik graduated from the University of Gdansk (Poland) with a master’s degree in economics and organization of international trade.

Executive Officers

The following table sets forth our executive officers, their ages and titles as of the date of this annual report.

Name	Age	Title
Mikheil Lomtadze	49	Chairman of the Management Board (CEO), Director
Tengiz Mosidze	50	Deputy Chairman of the Management Board (CFO)
Yuri Didenko	51	Deputy Chairman of the Management Board (Capital Markets)
Pavel Mironov	45	Deputy Chairman of the Management Board (COO)

The following is a brief summary of the business experience of our executive officers.

Mikheil Lomtadze is our co-founder and has been with us since our inception. He currently serves as the chairman of our management board, our chief executive officer and a member of our board of directors. Prior to joining us in 2007, Mr. Lomtadze was a partner at Baring Vostok Capital Partners. From 1995 to 2000, Mr. Lomtadze founded and developed GCG Audit, a strategy consulting and auditing firm in Georgia, which later became part of the Ernst

& Young global network. From 2018 to 2022, Mr. Lomtadze was named the best CEO in Kazakhstan by members of the Kazakhstan Growth Forum. He was also named the best CEO in Kazakhstan according to the survey carried out by Forbes and PricewaterhouseCoopers from 2017 to 2022. Mr. Lomtadze received a bachelor’s degree from the European School of Management (Georgia) and holds an MBA degree from Harvard Business School (class of 2002). Mr. Lomtadze is currently a member of Harvard Business School’s Middle East & North Africa Advisory Board.

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

B.
COMPENSATION

The compensation for our executive officers and members of our board of directors consists of a base salary and share-based awards. The total amount of compensation paid to our executive officers and members of our board of directors for the year ended December 31, 2024 was ₸2,254 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers and members of our board of directors. However, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units.

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

Independence With Respect to Board Service

Our corporate governance code, which was adopted in 2018, is largely consistent with the principles of governance applicable to Kazakhstan companies whose shares are listed on the KASE. We comply with the corporate governance regime under Kazakhstan laws. We have appointed four non-executive directors that are independent under Law of the Republic of Kazakhstan No. 415-II “On Joint Stock Companies” dated May 13, 2003, as amended (the “JSC Law”), one other non-executive director and one executive director. For information regarding independence under Nasdaq rules, see “Item 16G. Corporate Governance.”

Committees of the Board of Directors

Our board of directors maintains an audit committee, a nominating committee and a compensation, strategy and social committee.

Audit Committee

The audit committee, which consists of Douglas Gardner, Szymon Gutkowski and Alina Prawdzik, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Gardner serves as chairperson of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and our board of directors has determined that Mr. Gardner is considered an “audit committee financial expert” as defined in applicable SEC rules. Under Nasdaq listing requirements and applicable SEC rules, the audit committee is required to have at least three members, all of whom must be independent, subject to exemptions available to foreign private issuers. Our board of directors has determined that Mr. Gardner, Mr. Gutkowski and Ms. Prawdzik each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules and is published on our website.

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

The following table sets forth the number of our full-time employees by job category or functions as of the dates indicated:

	As of December 31,
	2022	2023	2024
Technology and product development	1,787	2,290	2,714
Call center, outlets and customer support	2,893	3,222	3,490
Administration and other functions	3,122	3,260	3,433
Total full-time employees	7,802	8,772	9,637

The following table sets forth the number of our full-time employees by geographic location as of the dates indicated:

	As of December 31,
	2022	2023	2024
Kazakhstan	7,625	8,571	9,407
Azerbaijan	105	119	122
Ukraine	72	82	108
Total full-time employees	7,802	8,772	9,637

None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We have not experienced any work stoppages.

E.
SHARE OWNERSHIP

Beneficial Ownership of our Board of Directors and Members of our Senior Management

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Of the directors or executive officers who owned more than one percent of total common shares outstanding as of January 31, 2025, none held options.

Long-term Incentive Plan

In 2020, we adopted the LTIP, which sets forth the provision of equity incentives to our key employees and members of our board of directors. Our board of directors, upon recommendation from the compensation, strategy and social committee, is responsible for determining who may participate in the LTIP, the terms of any such individual’s participation and the administration of the LTIP. As of January 31, 2025, 247 employees and directors were subject to the LTIP.

Prior to the third quarter of 2021, awards under the LTIP were issued in the form of nominal-cost options and cash-settled rights (adjusted for the prevailing market price of the GDRs) with a five-year vesting schedule.

Since the third quarter of 2021, all awards under the LTIP are issued in the form of nominal-cost options, including replacement of the unvested cash-settled rights with nominal-cost options. Options initially granted under the LTIP vest in five equal annual installments, subject to the recipients continued employment or service on our board of directors through the applicable vesting date. In connection with each grant, each LTIP participant paid a de minimis premium in tenge or U.S. dollars. Awards are generally exercisable from the second calendar date after the release of our annual results, depending on the tranche. New LTIP participants may be added and additional grants of option awards for existing LTIP participants may be made during each year, increasing options to existing tranches or adding new option tranches and therefore extending the individual vesting schedules. In the case of a termination, all of a recipient’s options, whether vested or unvested, will be canceled effective upon such individual’s termination of employment or service as a director. The LTIP terms for participants, other than members of our board of directors, members of our management board and 17 key employees, contain a provision that allows for a reduction of up to 50% in the number of exercisable LTIP awards at the full discretion of our Chief Executive Officer if an LTIP participant underperforms in any period covered by the LTIP.

All options granted under the LTIP are exercisable into ADSs held by the Company in treasury. As of January 31, 2025, we had reserved a total of 6,834,661 ADSs held in treasury for the LTIP, of which 1,598,230 ADSs relate to outstanding unvested options and Nil ADSs relate to outstanding vested options. Each LTIP participant has been granted less than 1% of the total number of outstanding ADSs.

F.
DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our common shares (including through the ownership of ADSs) as of January 31, 2025 for:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;
•
each of our executive officers and members of our board of directors individually; and
•
our executive officers and members of our board of directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or member of our board of directors is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of January 31, 2025 through the exercise of any option, warrant or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all common shares held by that person. The major shareholders listed above do not have voting rights with respect to their common shares that are different from the voting rights of other holders of our common shares.

The percentage of shares beneficially owned is computed on the basis of 190,015,729 common shares outstanding as of January 31, 2025. Common shares that a person has the right to acquire within 60 days of January 31, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and members of our board of directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number	Percentage
Vyacheslav Kim(1)(5)	52,927,955	27.9%
Mikheil Lomtadze	42,950,623	22.6%
Fintech Partners Limited (2)	18,051,851	9.5%
Asia Equity Partners Limited(3)	16,589,243	8.7%
Baring Fintech Nexus Limited(1)(4)(5)	12,257,305	6.5%
Tengiz Mosidze	*	*
Yuri Didenko	*	*
Pavel Mironov	*	*
Douglas Gardner	*	*
Szymon Gutkowski	*	*
Alina Prawdzik	*	*
All executive officers and members of our board of directors as a group (8 persons)	101,231,319	53.1%

* Indicates less than 1% of our outstanding common shares.

(1)
Includes 44,437,316 ADSs held by Mr. Vyacheslav Kim and 12,257,305 ADSs held under the participation deed between Mr. Vyacheslav Kim and Baring Fintech Nexus Limited (“BFNL”) dated June 25, 2019 (the “BFNL Participation Deed”), whereby Mr. Vyacheslav Kim is the shareholder of record and exercises the voting rights relating to the ADSs while BFNL has all economic rights relating to the ADSs, including the right to dividend distributions and to transfer or dispose of the common ADSs (i.e., investment power).
(2)
As reported on a Schedule 13G filed on November 6, 2024, Fintech Partners Limited (“FPL”) holds the ADSs under the participation deed between FPL and Asia Equity Partners Limited (“AEPL”) (as amended from time to time, the “AEPL Participation Deed”), whereby FPL is the shareholder of record of the ADSs and has voting and investment power over the ADSs, but AEPL has all economic rights relating to the ADSs, including the right to any distributions in respect of the ADSs and to the proceeds from any transfer or disposal of the ADSs. AEPL does not have voting or investment power over such ADSs. By virtue of FPL’s voting and investment power, such ADSs may be deemed to be beneficially owned by Baring Ventures Fund V Managers Limited (“BV Fund V ML”) and Baring Fintech Manager Holding Limited (“BFMHL”) because (i) BV Fund V ML is the controlling shareholder of FPL and (ii) BFMHL is the controlling shareholder of BV Fund V ML. Voting and investment control over the ADSs held by FPL under the AEPL Participation Deed is exercised by the board of directors of FPL, which is comprised of Andrew Whitaker, Andy Carré and Sarah Rault. Each member of the board of directors of FPL disclaims beneficial ownership of the ADSs held by FPL under the AEPL Participation Deed. The principal business office of each of FPL and BFMHL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The principal business office of BV Fund V ML is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.
(3)
As reported on a Schedule 13G filed on November 14, 2024, AEPL holds the ADSs on its own behalf. Such ADSs may be deemed to be beneficially owned by Baring Fintech Nexus Limited (“BFNL”), Baring Fintech Private Equity Fund III L.P.1 (“BF Fund III L.P.1”), Baring Fintech Fund III (GP) LP (“BF Fund III (GP) LP”) and Baring Fintech Fund III Managers Limited (“BF Fund III ML”) because (i) BFNL is the controlling shareholder of AEPL, (ii) BF Fund III L.P.1 is the controlling shareholder of BFNL, (iii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iv) BF Fund III ML is the general partner of BF Fund III (GP) LP. Voting and investment control over the ADSs held by AEPL is exercised by the board of directors of AEPL, which is comprised of Holly Nielsen, Marina Ushakova and Stathia Dimofanous. Each member of the board of directors of AEPL disclaims beneficial ownership of the ADSs held by AEPL. The address for AEPL is 32 Kritis Street, Papachristoforou Building, 4th Floor, 3087 Limassol, Cyprus. The address for BF Fund III ML, BF Fund III (GP) LP, BF Fund III L.P.1 and BFNL is 1st and 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.
(4)
As reported on a Schedule 13G filed on November 14, 2024, includes the 16,589,243 ADSs held by AEPL and beneficially owned by BFNL, which has both voting and investment power over such ADSs (as described in footnote 3 above), and the 12,257,305 ADSs held under the BFNL Participation Deed and beneficially owned by BFNL, which has only investment power over such ADSs (as described in footnote 3 above). Such ADSs may also be deemed to be beneficially owned by BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML due to the relationships among them described in footnote 3. Investment control over the ADSs held by Mr. Vyacheslav Kim pursuant to the BFNL Participation Deed is exercised by the board of directors of BFNL, which is comprised of Julian Timms, Gillian Newton and Galia Meier. Each member of the board of directors of BFNL disclaims beneficial ownership of the ADSs held by Mr. Vyacheslav Kim under the BFNL Participation Deed.
(5)
By virtue of the BFNL Participation Deed and the obligations and rights thereunder, Mr. Vyacheslav Kim, along with BFNL and the entities named in footnote 4 above may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, solely in respect of the common shares underlying 12,257,305 ADSs subject to the Participation Deed. Such a “group” would be deemed to beneficially own 12,257,305 ADSs. Mr. Vyacheslav Kim does not affirm that such a “group” exists.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

Registered Holders

To our knowledge, as of January 31, 2025, there are three U.S. registered holders of our common shares. 199,291,199 of our common shares were held by The Bank of New York, a New York banking corporation, acting as our depositary bank, and are represented by our ADRs and 61,233 were held by two other nominee institutions. Because the shares are held by these registered holders as nominees (or in the case of the depositary, are deposited with their custodian and held for the benefit of the holders of ADRs) the number of beneficial owners or of the residence of such beneficial owners of our common shares is not known and is likely not representative of the number of beneficial owners in the United States or the portion of our shares beneficially owned by persons in the United States.

B.
RELATED PARTY TRANSACTIONS

Since January 1, 2024 and up to the date of this annual report, we have entered into a number of transactions with related parties in the ordinary course of business.

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

For the year ended December 31, 2024, our payments to Magnum amounted to ₸228 million. For the year ended December 31, 2024, Magnum’s payments to us, other than the finance lease payments set out below, amounted to ₸3,801 million.

Finance Leases

Two commercial properties owned by the subsidiary of Kaspi Bank are leased to Magnum under finance leases maturing in 2027. Legal title to these properties will be transferred to Magnum upon maturity of each lease schedule. For the year ended December 31, 2024, Magnum’s payments to us under such finance leases amounted to ₸202 million.

Magnum E-Commerce Property Agreements

Magnum E-commerce Kazakhstan rents multiple commercial properties from Magnum. Aggregate rent payments for such properties were ₸208 million for the year ended December 31, 2024. In addition, for the year ended 2024, Magnum E-commerce Kazakhstan acquired from Magnum a commercial property for ₸2,245 million.

Other Agreements

Due to the substantial bargaining power of Magnum with suppliers, Magnum E-commerce Kazakhstan purchases certain of its goods for sale from Magnum on terms better than Magnum E-commerce Kazakhstan could otherwise obtain directly from suppliers. For the year ended December 31, 2024, the total purchase price of goods sold by Magnum to Magnum E-commerce Kazakhstan was ₸6,336 million. For the year ended December 31, 2024, the total value of equipment and other assets purchased from Magnum was ₸970 million.

Ordinary Course Deposit Accounts

Since January 1, 2024, our executive officers and key management personnel have maintained deposit accounts with Kaspi Bank. All respective deposit account agreements were made in the ordinary course of our business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons, and did not present other unfavorable features.

In connection with such deposit accounts, for the year ended December 31, 2024, interest expense on deposits of entities controlled by our key management personnel was ₸25 million, interest expense on deposits of key management personnel was ₸582 million, and interest expense on deposits of other related parties was ₸2 million.

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

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company recognizes a provision for a loss from its legal proceedings when payment of such loss is probable and the amount can be estimated reliably. On December 20, 2024, a putative class action lawsuit was filed in the United States District Court for the Central District of California against the Company and certain of the Company's current officers by alleged shareholders of the Company, on behalf of purchasers of the Company’s ADSs between the time of the IPO in 2024 and September 2024. The complaint alleges claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, and alleges that the Company made false statements and/or omissions in its IPO prospectus and other SEC filings relating to business with Russian entities and related party transactions, and that as a result, the plaintiff suffered damages. The Company intends to defend itself vigorously against the complaint relating to the pending action and to take the necessary steps to endeavor to have the claims dismissed. Based on information currently available, we believe that the likelihood of a material loss is remote; therefore, no provision has been made in the Company's consolidated balance sheet as of December 31, 2024 for this lawsuit.

Except as set forth above, the Company is not currently a party to any legal proceedings, the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material effect on its business or financial condition.

Dividend Policy

We have historically paid dividends. We paid ₸3,400, ₸2,950 and ₸1,100 per common share in the years ended December 31, 2024, 2023 and 2022, respectively.

We currently do not intend to pay dividends, and instead intend to retain earnings for use in the operation of our business, in 2025. With the exception of 2025, our historical policy has been to pay dividends annually of at least 50% of net income calculated under IFRS as issued by the IASB. During the second half of 2025, we may decide to declare and pay this historical or a lower amount of dividends, or to not pay dividends at all. Our decision may be due to a number of factors, including the need to finance new business initiatives, pursue additional market opportunities and make capital expenditures.

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

B.
SIGNIFICANT CHANGES

For a discussion of significant changes since December 31, 2024, see “Item 4. Information on the Company.”

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

C.
MATERIAL CONTRACTS

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Developments—Acquisition of Hepsiburada”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party

Transactions—Kolesa—Other Agreements,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with our Directors and Executive Officers”.

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

Taxation of Disposals of ADSs under the AIFC Law and the Tax Code - General Matters

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

The Tax Code defines a “Country with a Favorable Tax Regime” as either a foreign country or a territory that meets one of the following criteria:

•
the profit tax rate in such a country or territory is less than 10%; or
•
such a country or territory has laws on confidentiality of financial information or laws that allow to keep confidential information about the actual owner of property or income or the actual owners, participants, founders or shareholders of a legal entity (except for a foreign country or a territory that has entered into an international treaty with Kazakhstan providing for exchange of information on tax matters between the competent authorities, save for the cases when the foreign country or territory does not ensure the exchange of information on tax matters between the competent authorities). A foreign country or territory is regarded as having failed to ensure the exchange of information with the competent Kazakhstan authority for tax purposes if one of the following conditions is met: a Kazakhstan competent authority receives an official refusal of a foreign competent authority for the provision of information, even though such exchange is set out in the relevant international treaty; or a competent foreign authority fails to provide the requested information within the period exceeding two years after the Kazakhstan competent authority’s request.

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

Since January 1, 2023, under the new amendments to the AIFC Law and the Tax Code, the dividend tax exemption described above applies only if Active Trading Criteria are met. The Active Trading Criteria include (i) the volume of executed deals with the securities in question being not less than ₸25 million a calendar month, and (ii) the number of executed deals with such securities being not less than 50 a month. In accordance with recent changes, in addition to the above criteria, for KASE listed securities the following additional criterion must be satisfied: the placement of securities must be carried out through an IPO (Initial Public Offering) or SPO (Secondary Public Offering), or the number of securities in free float must be at least 10% of the total number of issued securities, excluding those repurchased by the issuer. When calculating the number of securities in free float, the total number of issued securities, net of those repurchased by the issuer, excludes securities held by certain related parties and large shareholders. However, the current legislation of Kazakhstan and AIFC does not specify the period within the relevant tax year during which the Active Trading Criteria must be met. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Taxation—The ADSs need to be listed on the official list of the AIX or the KASE and there should be certain trading in such securities in order for the holders of ADSs to enjoy the applicable tax exemptions provided under the Tax Code and the AIFC Law.”

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

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs by U.S. Holders (as defined below) that hold such ADSs as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof and the income tax treaty between the United States of America and Kazakhstan, as amended (the “Tax Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold the ADSs as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of the Company’s stock or U.S. Holders that receive the ADSs as compensation). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

Except as discussed below under “-Passive Foreign Investment Company Considerations,” this discussion assumes that the Company is not and will not be a passive foreign investment company for U.S. federal income tax purposes.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. EACH PERSON CONSIDERING AN INVESTMENT IN AN ADS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ADS IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

Treatment of the ADSs

A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as the owner of its proportionate interest in the common shares of the Company held by the depositary (or its custodian) that are represented and evidenced by such ADS. However, such treatment could be affected by actions taken by the depositary (or its custodian) that are inconsistent with a U.S. Holder’s beneficial ownership interest in the common shares of the Company. If a U.S. Holder is treated as the owner of its proportionate interest in the common shares of the Company held by the depositary (or its custodian), any deposit or withdrawal of the common shares of the Company by such U.S. Holder in exchange for ADSs generally will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes. If the U.S. Holder is not so treated, the U.S. tax considerations relating to an investment in an ADS may be different from those described herein.

The discussion below assumes that a U.S. Holder will be treated for U.S. federal income tax purposes as the owner of its proportionate interest in the common shares of the Company held by the depositary (or its custodian) that are represented and evidenced by such ADS.

Distributions

A U.S. Holder that receives a distribution of cash or other property (other than certain distributions of the Company’s stock or rights to acquire the Company’s stock) with respect to an ADS generally will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. tax withheld from such distribution) to the extent of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADS and then as gain (which will be treated in the manner described below under “-Sale, Exchange or Other Disposition of the ADSs”). The Company has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

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

A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) from a “qualified foreign corporation” or in respect of stock of a non-U.S. corporation that is readily tradable on an established securities market in the United States generally qualifies for preferential rates of tax so long as (i) the distributing corporation is not a passive foreign investment company (as described below under “-Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. So long as the ADSs are listed on Nasdaq, if the conditions in clauses (i) and (ii) above are met, dividends paid on an ADS should qualify for the preferential rates of tax. Special rules apply with respect to dividends qualifying for the preferential rates for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each

U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of an ADS in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such ADS. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ADS for more than one year at the time of such sale, exchange or other disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States. As discussed under “Item 10. Additional Information-E. Taxation-Material Tax Considerations-Material Kazakhstan Tax Considerations-Taxable Disposals of ADSs,” gain realized on the sale, exchange or other disposition of an ADS by a U.S. Holder may be subject to Kazakhstan taxes. Each U.S. Holder should consult its own tax advisor regarding its ability to credit such Kazakhstan taxes against its U.S. federal income tax liability in its particular circumstances.

Passive Foreign Investment Company Considerations

The Company believes that it was not in 2024, and it does not currently expect to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, such as the value of its assets (including goodwill) and the amount and type of its income, and there are uncertainties as to the application of various PFIC rules to the Company’s income and assets, there can be no assurance that the Company will not be a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status in any taxable year. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

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

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their income arising from a distribution with respect to an ADS and net gain from the sale, exchange or other disposition of an ADS.

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

If the Company is treated as an FFI for purposes of FATCA, it is possible that, in order to comply with FATCA, the Company or the depository (or if an ADS is held through a financial institution, such financial institution) may be required, pursuant to an “FFI Agreement” with the United States or under applicable law (including pursuant to the terms of any applicable intergovernmental agreement relating to FATCA entered into between the United States and another jurisdiction (an “IGA”) to request certain information from the holders or beneficial owners of the ADS, which information may be provided to the IRS. In addition, it is possible that the Company or the depository or such other financial institution may be required to apply the FATCA withholding tax to any portion of any payment with respect to an ADS treated as a foreign passthru payment made on or after the date that is two years after the date on which the final U.S. Treasury regulations that define “foreign passthru payments” are published if such information is not provided or if payments are made to certain financial institutions that have not agreed to comply with an FFI Agreement with the United States (and are not otherwise required to comply with the FATCA regime under applicable law (including pursuant to the terms of any applicable IGA). Each holder and beneficial owner an ADS should consult its own tax advisor regarding the application of FATCA to an ADS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and market risk (including price risk, currency risk and interest rate risk). We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 26 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report.

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. During the year ended December 31, 2024, the depositary made payments on our behalf for the total of $1,653,818, which includes payments to various third parties for legal services, due diligence services, expenses related to shareholders’ meetings, as well as tax withholding and gross-up taxes.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

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

None.

Withdrawal or Substitution of a Material Amount of the Assets Securing any Class of Registered Securities

None.

Changes in the Trustee or Paying Agents for any Registered Securities

None.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)
Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of such date, the internal control over financial reporting was effective.

(b)
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2024, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting at such date based on the criteria established in Internal Control– Integrated Framework (2013) issued by COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c)
Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, because we are exempt from this requirement as a non-accelerated filer.

(d)
Changes in Internal Control over Financial Reporting

Remediation of Prior Material Weaknesses

(i) As previously disclosed, as of December 31, 2023, we identified a material weakness in our internal control over financial reporting related to the control over the development and review of validation of models used in determining the allowance for impairment loss.

During the fiscal year ended December 31, 2024, we implemented the following remediation measures to address the material weaknesses:

•
We enhanced our internal policies that regulate the frequency of our Expected Credit Loss (ECL) model validation and model monitoring and the roles involved and that describe details of validation process.
•
We established a new unit responsible for the analysis and documentation of the validation of models used in the allowance for impairment loss process.
•
We strengthened our risk management function through the addition of personnel with the background and skills required for model design and validation.

(ii) As previously disclosed, in the course of preparing our financial statements for the 2022 and 2023 fiscal years, we identified a material weakness in our internal control over financial reporting related to the incomplete implementation of remediation processes for identifying risks and deficiencies in internal controls, as well as analysis, evaluation, and communication of such deficiencies.

During the fiscal year ended December 31, 2024, we implemented the following remediation measures to address the material weaknesses:

•
We identified material accounts within the financial statements and prepared a scoping file for purposes of related internal control over financial reporting.
•
We engaged a third-party advisor for the assessment of our control environment and implementation of improved processes and controls.
•
We established an internal control over financial reporting policy.
•
We implemented risk and control matrices for key processes, including oversight of information technology risks and prevention of fraudulent activities in the financial reporting process.
•
We arranged for testing on the design, implementation and operating effectiveness of controls, which was performed by an independent unit.
•
We presented the scoping, the control testing status, identified deficiencies and remediation actions to our audit committee on a quarterly basis.
•
We provided additional trainings to relevant members of our business and finance teams.

Except as described above, there have been no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2023	2024
	(in ₸ million)
Audit fees (1)	2,793	1,570
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	2,793	1,570

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

Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, we will not engage our independent accountant unless the service is specifically approved in advance by the audit committee, or the engagement is entered into pursuant to our pre-approval procedures. The audit committee has pre-approved a catalogue of specific audit and non-audit services that may be performed by our independent accountants. The audit committee approved all of the fees paid to the auditors in fiscal 2024.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company’s insider trading policy is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

We prioritize the management of cybersecurity risk and the protection of information across our enterprise by embedding data protection and cybersecurity risk management in our operations. Our processes for assessing, identifying and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.

As a foundation of this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. To help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including the Personal Data Law, as further described in “Item 4. Information on the Company—B. Business Overview-Regulation”), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks. In addition, we are assessed at least once a year by certain third-party independent consultants who conduct, among other things, penetration testing and mobile application security checks.

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

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and executive commitment. Our cybersecurity team, led by our Chief Information Security Officer (“CISO”), assesses and manages our material risks from cybersecurity threats. Our CISO has served in this role for eight years and is certified under ISO 27001 (information security, cybersecurity and privacy protection) standards, as well as an “Ethical Hacker” and Security by Cisco’s Cybersecurity Academy. Our reporting framework for cybersecurity risks is centralized at our subsidiary Kaspi Bank, and because our information security systems are integrated across the Company, risks are reported via Kaspi Bank regardless of whether they impact Kaspi Bank or other divisions of the Company. Information on cybersecurity risks is reported as appropriate from the CISO of the Company to the management of Kaspi Bank, and then to the board of directors of Kaspi Bank. The audit committee of the full Company, comprised of independent members of the board of directors of the Company, is ultimately responsible for reviewing material cyber risks reported within this framework based at Kaspi Bank. The audit committee oversees the responsibilities of the board of directors of the Company relating to Company-wide operational risk affairs, including risks from cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-77 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	English translation of the Charter of the Registrant (approved on October 15, 2014, as amended).
2.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 001-41921), filed with the SEC on April 29, 2024).

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

4.8#

Form of Deed of Indemnity with executive officers and members of the board of directors (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-276293), filed with the SEC on December 28, 2023).

4.9

Stock Purchase Agreement dated as of October 17, 2024, by and among Joint Stock Company Kaspi.kz and the Sellers listed therein (incorporated herein by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41921) filed with the SEC on October 18, 2024).

8.1*	List of subsidiaries of the Registrant.

11.1*	Insider Trading Policy.
12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
15.1*	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.
97.1

Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-41921), filed with the SEC on April 29, 2024).

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

Joint Stock Company Kaspi.kz

10 March, 2025	By:	/s/ Mikheil Lomtadze
Name: Mikheil Lomtadze
Title: Chief Executive Officer

JOINT STOCK COMPANY

KASPI.KZ

Consolidated Financial Statements

For the years ended

31 December 2022, 2023 and 2024

Joint Stock Company Kaspi.kz

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Joint Stock Company Kaspi.kz

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Joint Stock Company Kaspi.kz and subsidiaries (the “Group”) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These Financial Statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Expected Credit Loss Measurement— Refer to Notes 3, 7, 12, and 26 to the Financial Statements

Critical Audit Matter Description

The Group calculates the allowance and corresponding provision for expected credit loss (“ECL”) on a collective basis for loans to customers with shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD). In addition, the ECL includes significant judgment in incorporating macroeconomic forward looking information in its impairment calculations using scenarios for a direct adjustment of default probabilities.

There is also a significant volume of data used in the ECL which is sourced from relevant Information Technology (IT) systems.

Given the significant amount of judgment used by management to determine the assumptions within the calculations of the macroeconomic factors PD, LGD, and EAD, performing audit procedures to evaluate the reasonableness of the calculations of ECL on customer loans with shared credit risk characteristics required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the measurement of ECL on customer loans with shared credit characteristics included the following, among others:

•
We involved internal credit specialists to assist us in evaluating and challenging the assumptions and methodologies used to develop the PD, LGD, EAD and the forecasted macroeconomic variables, which included testing the mathematical accuracy of the ECL;
•
We tested the completeness and accuracy of the underlying data used in the ECL; and
•
We tested operating effectiveness of certain manual and IT controls over data transfer, information capture and processing in the generation of the underlying statistical data, as well as IT general controls related to user access for the relevant IT systems.

/s/ Deloitte LLP

Almaty, Kazakhstan

24 February 2025

We have served as the Group’s auditor since 2015.

Joint Stock Company Kaspi.kz

Consolidated Statements of Profit or Loss

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	2022	2023	2024

REVENUE	4,5,23	1,270,592	1,913,490	2,532,156
Net fee revenue		679,782	987,967	1,275,125
Interest revenue		574,426	833,516	1,082,668
Retail revenue		-	68,807	163,134
Other gains/(losses)		16,384	23,200	11,229

COSTS AND OPERATING EXPENSES	6,23	(550,018)	(891,486)	(1,249,867)
Interest expenses		(278,676)	(478,010)	(616,116)
Transaction expenses		(22,188)	(27,470)	(29,494)
Cost of goods and services		(82,747)	(166,356)	(303,858)
Technology & product development		(60,807)	(88,657)	(109,553)
Sales & marketing		(25,618)	(21,891)	(43,990)
General & administrative expenses		(24,772)	(29,468)	(32,899)
Provision expenses	7	(55,210)	(79,634)	(113,957)

NET INCOME BEFORE TAX		720,574	1,022,004	1,282,289

Income tax	8	(131,730)	(173,234)	(225,455)

NET INCOME		588,844	848,770	1,056,834

Attributable to:
Shareholders of the Company		585,026	841,351	1,039,739
Non-controlling interest		3,818	7,419	17,095

NET INCOME		588,844	848,770	1,056,834
Earnings per share
Basic (KZT)	9	3,051	4,431	5,477
Diluted (KZT)	9	3,016	4,381	5,431

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Other Comprehensive Income

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	2022	2023	2024

NET INCOME	588,844	848,770	1,056,834

OTHER COMPREHENSIVE INCOME/(LOSS)
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(68)	42	95

Items that may be reclassified subsequently to profit or loss:

Movement in investment revaluation reserve for debt instruments at FVTOCI:
Gains/(losses) arising during the period, net of tax KZT Nil	(9,623)	15,274	29,780
Foreign exchange differences on translation of foreign operations	(161)	(13)	425
Expected (credit losses)/recoveries recognized in profit or loss	(2,053)	669	(230)
Reclassification of gains/(losses) included in profit or loss, net of tax KZT Nil	(18)	3,149	1,570

Other comprehensive income/(loss) for the year	(11,923)	19,121	31,640

TOTAL COMPREHENSIVE INCOME	576,921	867,891	1,088,474

Attributable to:
Shareholders of the Company	573,228	860,271	1,071,046
Non-controlling interest	3,693	7,620	17,428

TOTAL COMPREHENSIVE INCOME	576,921	867,891	1,088,474

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Financial Position

As at 31 December 2023 and 2024

(in millions of KZT)

	Notes	2023	2024
ASSETS:
Cash and cash equivalents	10	820,466	619,470
Mandatory cash balances with National Bank of the Republic of Kazakhstan		47,110	57,307
Due from banks		30,683	37,908
Investment securities and derivatives	11	1,377,772	1,506,831
Loans to customers	12,23	4,235,957	5,746,600
Property, equipment and intangible assets	13	174,346	269,289
Other assets	14,23	135,598	139,696

TOTAL ASSETS		6,821,932	8,377,101

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	15	154	24,474
Customer accounts	16,23	5,441,456	6,561,950
Debt securities issued	17	99,468	51,050
Subordinated debt	18	62,369	62,416
Other liabilities	19,23	115,272	104,350

TOTAL LIABILITIES		5,718,719	6,804,240

EQUITY:
Issued capital	20	130,144	130,144
Treasury shares	20	(152,001)	(151,521)
Additional paid-in-capital		506	506
Revaluation reserve of financial assets and other reserves		9,719	41,026
Share-based compensation reserve	21	34,810	31,774
Retained earnings		1,054,945	1,465,295

Total equity attributable to Shareholders of the Company		1,078,123	1,517,224
Non-controlling interest		25,090	55,637

TOTAL EQUITY		1,103,213	1,572,861

TOTAL LIABILITIES AND EQUITY		6,821,932	8,377,101

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation reserve/(deficit) of financial assets and other reserves	Share- based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non- controlling interest	Total equity

Balance as at 31 December 2021	130,144	(32,614)	506	2,597	21,242	377,852	499,727	4,968	504,695
Net income	-	-	-	-	-	585,026	585,026	3,818	588,844
Other comprehensive loss	-	-	-	(11,798)	-	-	(11,798)	(125)	(11,923)

Total comprehensive income	-	-	-	(11,798)	-	585,026	573,228	3,693	576,921
Dividends declared	-	-	-	-	-	(210,102)	(210,102)	-	(210,102)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(2,137)	(2,137)
Share options accrued	-	-	-	-	19,984	-	19,984	-	19,984
Share options exercised	-	2,228	-	-	(11,952)	9,724	-	-	-
Share buy-back program	-	(63,672)	-	-	—	—	(63,672)	-	(63,672)

Balance as at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	-	-	-	-	-	841,351	841,351	7,419	848,770
Other comprehensive gain	-	-	-	18,920	-	-	18,920	201	19,121

Total comprehensive income	-	-	-	18,920	-	841,351	860,271	7,620	867,891

Acquisitions of subsidiaries with non-controlling interest	-	-	-	-	-	-	-	18,183	18,183
Adjustment arising from change in non- controlling interest (Note 27)	-	-	-	-	-	(1,337)	(1,337)	1,337	—
Dividends declared						(560,132)	(560,132)	-	(560,132)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(8,574)	(8,574)
Share options accrued	-	-	-	-	20,859	-	20,859	-	20,859
Share options exercised	-	2,760	-	-	(15,323)	12,563	-	-	-
Share buy-back program	-	(60,703)	-	-	-	-	(60,703)	-	(60,703)

Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation reserve of financial assets and other reserves	Share- based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non- controlling interest	Total equity

Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-	-	-	1,039,739	1,039,739	17,095	1,056,834
Other comprehensive gain	-	-	-	31,307	-	-	31,307	333	31,640

Total comprehensive income	-	-	-	31,307	-	1,039,739	1,071,046	17,428	1,088,474

Dividends declared						(646,056)	(646,056)	-	(646,056)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(12,094)	(12,094)
Adjustment related to acquisition of subsidiary with non-controlling interest	-	-	-	-	-	-	-	25,213	25,213
Share options accrued	-	-	-	-	16,963	-	16,963	-	16,963
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buy-back program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)

Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Cash Flows

For the Years Ended 31 December 2022, 2023, and 2024

(in millions of KZT)

	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	465,989	598,005	843,021
Other interest received	46,387	71,129	162,428
Interest paid	(257,030)	(454,502)	(597,046)
Expenses paid on obligatory insurance of individual deposits	(7,251)	(10,622)	(13,751)
Net fee revenue received	673,289	1,002,604	1,287,487
Retail revenue received	-	68,807	163,134
Sales & marketing expenses paid	(24,440)	(34,753)	(43,975)
Other income received	27,017	21,584	10,714
Transaction expenses paid	(22,188)	(27,470)	(29,494)
Cost of goods and services purchased	(78,287)	(164,372)	(302,388)
Technology & product development expenses paid	(38,810)	(50,892)	(73,811)
General & administrative expenses paid	(12,749)	(16,543)	(23,746)
Cash flows from operating activities before changes in operating assets and liabilities	771,927	1,002,975	1,382,573
Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(10,183)	(4,193)	(10,197)
Due from banks	27,319	(4,771)	(12,002)
Financial assets at FVTPL	12,396	(4,997)	3,252
Loans to customers	(760,660)	(1,132,091)	(1,612,989)
Other assets	(24,788)	(5,407)	781
Increase/(decrease) in operating liabilities:
Due to banks	(60,057)	(27,590)	24,254
Customer accounts	1,186,731	1,434,259	1,044,723
Financial liabilities at FVTPL	(2,261)	1,019	(903)
Other liabilities	13,982	28,708	(19,540)

Cash inflow from operating activities before income tax	1,154,406	1,287,912	799,952

Income tax paid	(133,422)	(181,784)	(218,060)

Net cash inflow from operating activities	1,020,984	1,106,128	581,892

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(59,468)	(50,257)	(95,726)
Proceeds on sale of property and equipment	528	221	519
Proceeds on disposal of investment securities at FVTOCI	1,091,918	2,481,230	633,058
Purchase of investment securities at FVTOCI	(1,520,139)	(2,620,502)	(646,215)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	-	(29,052)	-

Net cash outflow from investing activities	(487,161)	(218,360)	(108,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(210,102)	(560,132)	(646,056)
Dividends paid by subsidiary to non-controlling interest	(2,137)	(8,574)	(12,094)
Purchase of treasury shares	(63,672)	(60,703)	(2,852)
Repayment of debt securities issued	-	(41,261)	(48,769)
Repayment of subordinated debt	-	(5,300)	-

Net cash outflow from financing activities	(275,911)	(675,970)	(709,771)

Effect of changes in foreign exchange rate on cash and cash equivalents	15,347	(6,692)	35,247

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	273,259	205,106	(200,996)

CASH AND CASH EQUIVALENTS, beginning of period	342,101	615,360	820,466

CASH AND CASH EQUIVALENTS, end of period	615,360	820,466	619,470

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements

For the Years Ended 31 December 2022, 2023 and 2024

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
•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. All Marketplace services are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery) and part of e-Cars (which facilitates buying and selling used cars), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.
•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

On 12 December 2022, the Group acquired 100% of Kaspi Office 2 LLC. This transaction was accounted as an asset acquisition, as the concentration test applied in accordance with IFRS 3 “Business Combinations” indicated that substantially all of the gross assets’ fair value acquired are concentrated in a single identifiable asset, represented by one of the Group’s office buildings in Almaty. As such, the acquired assets are determined not to be a business. Substantially all of the consideration paid has been allocated to the cost buildings acquired and liabilities assumed. In April 2023 Kaspi Office 2 LLC was merged with Kaspi Office LLP.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Company is the parent of the following directly and indirectly held subsidiaries:

Subsidiary	Type of operation	Country of operation	Ownership as at 31 December 2022	Ownership as at 31 December 2023	Ownership as at 31 December 2024
Kaspi Pay LLC	Payment processing services	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Shop LLC	Marketplace	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Travel LLC	Online travel	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kolesa Group	Classifieds	Kazakhstan	-	Indirectly (39.76%)	Indirectly (39.56%)
Magnum E-commerce Kazakhstan LLC	E-Grocery	Kazakhstan	-	Indirectly (90.01%)	Indirectly (90.01%)
Kaspi Bank JSC	Banking	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
ARK Balance LLC	Distressed asset management	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
Kaspi Office LLC	Real estate	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Group JSC	Holding Company	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Digital Classifieds LLC	Classifieds	Azerbaijan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Portmone Group	Payment processing services	Ukraine	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Kaspi Cloud LLC	Storage and processing of information	Kazakhstan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Kaspi Office 2 LLC	Real estate	Kazakhstan	Indirectly (100%)	-	-

The shareholders are as follows:

	2022	2023	2024
	%	%	%
Baring Funds*	28.80	27.53	24.69
Mikheil Lomtadze	24.55	24.67	22.60
Vyacheslav Kim	23.35	23.47	21.40
Public Investors	20.18	20.92	27.67
Management	3.12	3.41	3.64

Total	100.00	100.00	100.00

*As at 31 December 2022, 2023 and 2024, Asia Equity Partners Limited, held 22.36%, 21.06% and 8.73% of total shares, respectively, Fintech Partners Limited held 0%, 0% and 9.50% of total shares respectively, and Baring Fintech Nexus Limited, held 6.44%, 6.47% and 6.45% of total shares, respectively, on behalf of Baring Funds.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

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

Rates of exchange

The exchange rates at the period-end used by the Group in the preparation of the consolidated financial statements are as follows:

	2022	2023	2024
KZT/USD	462.65	454.56	525.11
KZT/EUR	492.86	502.24	546.74

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

3.
Material accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB .

The Company and its subsidiaries maintain their accounting records in accordance with IFRS Accounting Standards as issued by the IASB. The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. The Group presents its statements of financial position in order of liquidity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

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

For the Years Ended 31 December 2022, 2023 and 2024

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

Property, equipment

Property, equipment and intangible assets, except land and buildings, are carried at historical cost less accumulated depreciation, with the exception of land which is not depreciated and any recognized impairment loss, if any. Depreciation on assets under construction and those not placed in service commences from the date the assets are ready for their intended use.

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

Buildings and constructions held for use in the supply of services, or for administrative purposes, are stated in the Consolidated Statements of Financial Position at their revalued amounts, being the fair value at the date of revaluation determined on the

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

basis of market data by qualified independent appraisers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of the reporting period.

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves. Options are forfeited if the employee leaves the group before the options vest and no additional expense will be recognised.

The Group applies the graded vesting method on granted share options that vest in instalments over the vesting period. Each installment is separately measured and attributed to expense over the vesting period.

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

For the Years Ended 31 December 2022, 2023 and 2024

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

For the Years Ended 31 December 2022, 2023 and 2024

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

For the Years Ended 31 December 2022, 2023 and 2024

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

For the Years Ended 31 December 2022, 2023 and 2024

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

Macroeconomic overlay and macroeconomic scenarios

The Group incorporates forward looking information in its impairment calculations via macroeconomic models, which leads to a direct adjustment of default probabilities. To develop a future realization of these macroeconomic parameters, the Group uses three scenarios - a base scenario, an optimistic scenario and a pessimistic scenario. The latter two scenarios are assigned weights of 18% and 29% (31 December 2023: 25% and 18%). The base scenario is assigned a weight of 53% (31 December 2023: 57%) in the calculation. For each scenario a set of values for the relevant macroeconomic variables is used as an input for the macroeconomic model, which subsequently is applied to adjust the relevant input parameter.

The List of Macroeconomic Indicators

•
Change of nominal exchange rate USD/KZT;
•
Change of base rate KZT;
•
Unemployment.

Based on the results of annual ECL model validation results, conducted during 4th quarter 2024, the Group introduced changes based on behavior of our portfolios. The main changes were associated with estimation of LGD for loans that were restructured after default. Specifically, estimates of cash flow from restructured loans based on assumptions were substituted by actual cash flows from restructured loans that were collected since start of loan restructuring program in 2nd quarter of 2022. The effect on ECL was equivalent to a KZT 12,653 million decrease in loss allowance as at 31 December 2024.

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

To calculate lifetime PD, the Group uses different statistical approaches depending on the segment and product type, such as the extrapolation of 12-month PDs based on migration matrixes, developing lifetime PD curves based on the historical default data, and hazard rate approach.

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including all fees paid or received that form an integral part of

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument or, (where appropriate) a shorter period to the gross carrying amount.

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
-
Transaction revenue from retail customers, as our customers, is generated pursuant to debit payment card service agreements. The Company’s performance obligation is to process payments initiated by retail customers. The transaction price is determined as a percentage of the payment amount and is allocated to each performance obligation (transaction processing) on a stand alone basis. Revenue is recognized at point in time when a transaction is processed. The Company is the principal for payment processing services relating to retail customers’ (debit card holders) use of the Kaspi Payments platform. As a result,

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

revenue is recognized on a gross basis, as the Company is primarily responsible for fulfilling the payment processing on its own payments platform and has discretion in establishing the selling price of the payment processing service to the retail customer, irrespective of the costs the Company incur in instances where the Company may utilize other payment intermediaries. Transaction fees from customers using Kaspi Payments platform are earned for processing payment services such as debit card transactions and P2P payments to other banks’ cards. When using third-party payments platforms or networks (e.g., Visa/Mastercard), the Company is an agent for the payment processing services to retail customers (debit card holders) and, therefore, revenue is recognized on a net basis, as the Company is not primarily responsible for fulfilling the payment processing on third parties’ payments platforms/networks and has no discretion in establishing the selling price of the payment processing service to the retail customer on third party payment platforms/networks. Transaction fees from customers using third-party payments platform are earned for processing debit card transactions.
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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Fintech fee revenue:

•
Banking service fees are the main part of Fintech fee revenue and are recognized under banking service agreements with retail customers, our customers in this case. The Company’s performance obligations under these agreements are to provide additional cancellable banking services, that fall beyond standard services. These services include: access to a wide network of Kaspi ATMs with cash withdrawals free of charge with higher limits than general free cash withdrawal limits; 24-hour service line support for borrowers, transfers of loan amounts between Kaspi customers’ accounts and ability to use these funds for bill payments, transfers and other transactions via mobile application; SMS and mobile push notification/reminder services related to loans; issuance of loan statements/certificates free of charge via mobile application, and other services. The transaction price is determined as a fixed, monthly fee for access to these services and is allocated on a single performance obligation basis over the period of the banking service agreements. The Company is a principal under these agreements, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the prices for services. As a result, the revenue is recognized on a gross basis over the period in which the services are provided, typically monthly.
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

Retail revenue includes revenue from e-Grocery transactions for the sale of products and related delivery fees and revenue from e-cars transactions for the sale of cars. Retail revenue is generated by selling products directly to buyers via Kaspi.kz Super App and by selling cars via Kolesa App. Revenue is initially measured at the amount of consideration to which the entity expect to be entitled for goods purchased and is recognized at a point in time upon delivery when control of the goods has transferred to the customer, reduced by the estimates for return allowances, promotional discounts and rebates. The Company is the principal in a transaction with an end consumer and earns revenue on a gross basis.

Rewards are designed to change customer behavior and promote daily use of our Super App and ensure growth in customer engagement across all our platforms. Retail customers of the Group earn and accumulate bonuses (rewards) for purchases/transactions made with merchants that are also customers of the Group. Retail customers can then use bonuses earned for future purchases/transactions. Liabilities to pay bonuses are accrued on a transactional basis as a percentage from the transaction price of products sold or services provided and are accounted in Other liabilities (Note 19). They do not have an expiration and are accounted as 1 bonus = 1 KZT. Bonuses are accounted as variable consideration paid to customers and do not give rise to a future material right. In accordance with IFRS 15 “Revenue from

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

contracts with customers” these bonuses are presented as a deduction from revenue. For segment reporting purposes we continue to account for rewards as selling and marketing expenses and allocate accordingly.

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

Dividends on common shares are recognized in equity as a reduction in the period in which they are declared. Dividends that are declared after the reporting date are treated as a subsequent event under IAS 10 “Events after the Reporting Period” (“IAS 10”) and disclosed accordingly.

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

For the Years Ended 31 December 2022, 2023 and 2024

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

Assessment of significant increase of credit risk

As explained in Note 3, ECL are measured as an allowance equal to 12-month ECL for Stage 1 assets, or lifetime ECL assets for Stage 2 or Stage 3 assets. An asset moves to Stage 2 when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Group takes into account qualitative and quantitative, reasonable and supportable, forward looking information.

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

For the Years Ended 31 December 2022, 2023 and 2024

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

Adoption of new and revised Standards

New and revised IFRS Accounting Standards as issued by the IASB that are effective for the current year

The following amendments and interpretations are effective for the Group effective 1 January 2024:

IFRS S2 Climate-related Disclosures	1 January 2024
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

New and revised IFRS Accounting Standards as issued by the IASB Standards in issue but not yet effective

At the date of authorization of this financial statements, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains (losses). Rewards earned by retail customers of the Group are deducted from revenue.

	2022	2023	2024

REVENUE	1,270,592	1,913,490	2,532,156
Fee revenue	724,742	1,027,545	1,329,350
Interest revenue	574,426	833,516	1,082,668
Retail revenue	-	68,807	163,134
Rewards	(44,960)	(39,578)	(54,225)
Other gains (losses)	16,384	23,200	11,229

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Revenue by segments for the years ended 31 December 2022, 2023 and 2024 is presented below:

	2022	2023	2024

Payments	333,343	478,684	587,097
Payments fee revenue	256,750	368,925	458,953
Interest revenue	76,593	109,759	128,144
Marketplace	239,609	448,223	732,943
Marketplace fee revenue	236,884	375,189	562,283
Retail revenue	-	68,807	163,134
Interest revenue	-	-	6,304
Other gains	2,725	4,227	1,222
Fintech	745,023	1,026,721	1,281,827
Interest revenue	500,256	723,757	955,528
Fintech fee revenue	231,108	283,991	316,292
Other gains (losses)	13,659	18,973	10,007
Intergroup	(2,423)	(560)	(15,486)
Segment Revenue	1,315,552	1,953,068	2,586,381
Rewards	(44,960)	(39,578)	(54,225)
REVENUE	1,270,592	1,913,490	2,532,156

For the year ended 31 December 2022, intergroup represents Payments interest revenue that was offset by Fintech interest expenses (part of the Fintech costs and operating expenses) due to Fintech loans being partially funded from Payments’ interest free balances. For the year ended 31 December 2023, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract consumers of Fintech loans. For the year ended 31 December 2024, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

Other gains (losses) are mainly due to net gains (losses) on foreign exchange operations and net gains (losses) on financial assets and liabilities. For the years ended 31 December 2022, 2023 and 2024, the net gain (losses) on foreign exchange operations were KZT 1,377 million, KZT 10,892 million and KZT (11,983) million, respectively. For the years ended 31 December 2022, 2023 and 2024, the net gain on financial assets and liabilities were KZT 11,471 million, KZT 4,385 million and KZT 21,329 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	2022	2023	2024
Goods and services transferred at point in time	480,514	786,267	1,151,887
Payments fee revenue - Transaction Revenue	243,630	342,271	426,470
Marketplace fee revenue	236,884	375,189	562,283
Retail revenue	-	68,807	163,134
Goods and services transferred over time	244,228	310,645	348,775
Payments fee revenue - Membership Revenue	13,120	26,654	32,483
Fintech fee revenue - Membership Revenue	4,568	3,249	3,432
Fintech fee revenue - Fintech banking service fees	226,540	280,742	312,860
TOTAL FEE AND RETAIL REVENUE	724,742	1,096,912	1,500,662

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	2022	2023	2024

SEGMENT REVENUE	1,315,552	1,953,068	2,586,381
Payments	333,343	478,684	587,097
Marketplace	239,609	448,223	732,943
Fintech	745,023	1,026,721	1,281,827
Intergroup	(2,423)	(560)	(15,486)

NET INCOME	588,844	848,770	1,056,834
Payments	199,489	308,901	381,607
Marketplace	152,248	247,955	348,400
Fintech	237,107	291,914	326,827

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

Costs and operating expenses that are deducted from revenue, include interest expenses (2022: KZT 278,676 million; 2023: KZT 478,010 million; 2024: KZT 616,116 million) and provision expenses (2022: KZT 55,210 million; 2023: KZT 79,634 million; 2024: KZT 113,957 million), both attributable to Fintech Segment, share-based compensation expenses and other expenses recognized across the segments.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognized across the segments.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The following table presents the summary of share-based compensation expense by segments:

	2022	2023	2024

SHARE-BASED COMPENSATION	(19,984)	(20,859)	(16,963)
Payments	(5,946)	(7,200)	(6,436)
Marketplace	(2,009)	(2,335)	(2,432)
Fintech	(12,029)	(11,324)	(8,095)

6.
Costs and operating expenses

	2022	2023	2024

COSTS AND OPERATING EXPENSES	(550,018)	(891,486)	(1,249,867)
Interest expenses	(278,676)	(478,010)	(616,116)
Transaction expenses	(22,188)	(27,470)	(29,494)
Cost of goods and services	(82,747)	(166,356)	(303,858)
Technology & product development	(60,807)	(88,657)	(109,553)
Sales & marketing	(25,618)	(21,891)	(43,990)
General & administrative expenses	(24,772)	(29,468)	(32,899)
Provision expenses (see Note 1,7)	(55,210)	(79,634)	(113,957)

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

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers. In 2022, it also included our losses in the amount of KZT 690 million as a result of January events.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

sponsorship activities. In 2022, it included also our KZT 10,000 million contribution to the Kazakhstan Halkyna fund.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions.

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	2022			2023			2024
	Employee benefits	Depreciation & amortization	Operating lease	Employee benefits	Depreciation & amortization	Operating lease	Employee benefits	Depreciation & amortization	Operating lease
Cost of goods and services	(20,408)	(1,085)	(1,040)	(23,522)	(237)	(1,268)	(29,114)	-	(1,319)
Technology & product development	(31,585)	(12,860)	(2,558)	(43,344)	(21,727)	(3,899)	(54,887)	(24,769)	(5,714)
Sales & marketing	(1,176)	-	(51)	(2,024)	-	(144)	(2,947)	-	(163)
General & administrative expenses	(15,340)	(2,849)	(2,112)	(17,436)	(3,590)	(471)	(17,574)	(4,065)	(975)

Total	(68,509)	(16,794)	(5,761)	(86,326)	(25,554)	(5,782)	(104,522)	(28,834)	(8,171)

Expenses associated with share-based compensation are recognized across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	2022	2023	2024

SHARE-BASED COMPENSATION	(19,984)	(20,859)	(16,963)
Cost of goods and services	(1,673)	(1,747)	(1,342)
Technology & product development	(9,137)	(10,410)	(10,070)
Sales & marketing	(653)	(686)	(542)
General & administrative expenses	(8,521)	(8,016)	(5,009)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

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

As at 31 December 2022, 2023 and 2024, the allowance for impairment losses on financial assets at FVTOCI of KZT 738 million, KZT 1,408 million and KZT 1,178 million, respectively, is included in the ‘Revaluation reserve/(deficit) of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	27,424	(3,919)	(23,505)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(11,051)	20,608	(9,557)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(25,149)	(7,250)	32,399	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(27,598)	(1,896)	65,061	1,924	1	195	(18)	(549)	19	3,909	(35)	41,013
New assets issued	86,095	-	-	-	-	142	-	-	-	-	-	86,237
Repaid assets (except for write off)	(32,139)	(1,455)	(13,333)	-	-	-	-	-	-	-	-	(46,927)
Modification effect	-	-	33,634	-	-	-	-	-	-	-	-	33,634
Total effect on Consolidated Statements of Profit or Loss	26,358	(3,351)	85,362	1,924	1	337	(18)	(549)	19	3,909	(35)	113,957
Write-off, net of recoveries	-	-	(56,973)	-	-	-	-	-	-	(979)	-	(57,952)
Foreign exchange difference	-	-	(9)	-	-	-	-	-	-	-	-	(9)

As at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine and Uzbekistan, where the Company and its subsidiaries operate and which may differ from IFRS Accounting Standards as issued by the IASB.

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

Deferred income tax liabilities comprise:

	2022	2023	2024

Vacation reserve, accrued bonuses and share-based compensation	873	1,242	994
Property, equipment and intangible assets	(4,078)	(4,012)	(5,369)
Other	-	527	48

Net deferred tax liability	(3,205)	(2,243)	(4,327)

Relationships between net income before tax and income tax expenses are explained as follows:

	2022	2023	2024

Net income before tax	720,574	1,022,004	1,282,289

Tax at the statutory tax rate of 20%	(144,115)	(204,400)	(256,458)
Non-taxable income	12,892	38,038	36,797
Adjustment recognized in the period for current tax of prior periods	315	-	-
Non-deductible expense	(822)	(6,872)	(5,794)

Income tax expense	(131,730)	(173,234)	(225,455)

Current income tax expense	(131,307)	(174,196)	(223,371)
Adjustment recognized in the period for current tax of prior periods	315	-	-
Deferred income tax (expense)/benefit	(738)	962	(2,084)

Income tax expense	(131,730)	(173,234)	(225,455)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine and 15% in Uzbekistan.

	2022	2023	2024

Net deferred tax liability:
Balance as at 31 December	(2,467)	(3,205)	(2,243)
Change in deferred income tax balances recognized in profit or loss	(738)	962	(2,084)

At the end of the period	(3,205)	(2,243)	(4,327)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year ended 31 December 2024. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	2022	2023	2024

Net income attributable to the shareholders of the Company	585,026	841,351	1,039,739
Weighted average number of common shares for basic earnings per share	191,725,280	189,859,971	189,832,053
Weighted average number of common shares for diluted earnings per share	193,991,446	192,062,409	191,430,283

Earnings per share – basic (KZT)	3,051	4,431	5,477
Earnings per share – diluted (KZT)	3,016	4,381	5,431

Reconciliation of the number of shares used for basic and diluted EPS:

	2022	2023	2024
Weighted average number of common shares for basic earnings per share	191,725,280	189,859,971	189,832,053
Number of potential common shares attributable to share-based compensation	2,266,166	2,202,438	1,598,230

Weighted average number of common shares for diluted earnings per share	193,991,446	192,062,409	191,430,283

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

10.
Cash and cash equivalents

	2023	2024

Cash on hand	259,639	197,002
Current accounts with other banks	274,534	108,246
Short-term deposits with other banks	216,217	314,222
Reverse repurchase agreements	70,076	-

Total cash and cash equivalents	820,466	619,470

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2023 and 2024, current accounts and short-term deposits with NBRK are KZT 90,098 million and KZT 192,102 million, respectively.

As at 31 December 2023 and 2024, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents are KZT 70,160 million and KZT Nil, respectively.

As at 31 December 2023 and 2024, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 27,357 million and KZT 35,114 million, respectively.

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	2023	2024

Total financial assets at FVTOCI	1,377,130	1,489,682
Total financial assets at FVTPL	642	17,149

Total investment securities and derivatives	1,377,772	1,506,831

Financial assets at FVTOCI comprise:

	2023	2024

Debt securities	1,376,728	1,489,205
Equity investments	402	477

Total financial assets at FVTOCI	1,377,130	1,489,682

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Interest rate, %	2023	Interest rate, %	2024

Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	930,726	0.60-16.70	1,192,962
Corporate bonds	2.00-15.88	252,946	2.00-15.88	292,364
Sovereign bonds of foreign countries	0.63-3.50	1,687	0.63-4.13	3,475
Discount notes of the NBRK	14.44	191,369	14.62	404

Total debt securities		1,376,728		1,489,205

Debt securities are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2023	33,681	1,335,500	4,037	3,510	1,376,728
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205

Financial assets at FVTPL comprise:

	2023	2024

Derivative financial instruments	642	17,149

Total financial assets at FVTPL	642	17,149

As at 31 December 2024, financial assets at FVTPL included swap and spot instruments of KZT 4,923 million (2023: KZT 642 million) with a notional amount of KZT 139,659 million (2023: KZT 165,555 million) and forwards of KZT 12,226 (2023: KZT Nil) with a notional amount of KZT 274,327 (2023: KZT Nil).

As at 31 December 2024, financial liabilities at FVTPL included swap and spot instruments of KZT 133 million (2023: KZT 187 million) with a notional amount of KZT 139,696 million (2023: KZT 164,686 million) and forwards of KZT 129 million (2023: KZT 978 million) with a notional amount of KZT 269,387 million (2023: KZT 14,739 million) and are disclosed in Note 19.

As at 31 December 2023 and 2024, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling KZT 154 million and KZT 24,474 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

12.
Loans to customers

	2023	2024

Gross loans to customers	4,478,489	6,042,443
Less: allowance for impairment losses (Note 7)	(242,532)	(295,843)

Total loans to customers	4,235,957	5,746,600

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the years ended 31 December 2022, 2023 and 2024 are disclosed in Note 7.

As at 31 December 2023 and 2024, accrued interest of KZT 46,207 million and KZT 68,558 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment losses	Total allowance for impairment losses to Gross NPLs

As at 31 December 2023	244,161	242,532	99%
As at 31 December 2024	327,730	295,843	90%

Provision expenses on loans to customers:

	2022	2023	2024
Provision expenses on loans to customers	(53,245)	(76,888)	(110,293)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

During the years ended 31 December 2023 and 2024, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 98,925 million and KZT 137,728 million, respectively, by providing an interest free extended repayment schedule.

During the years ended 31 December 2023 and 2024, KZT 35,168 million and KZT 58,615 million of restructured loans were collected, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 57,571 million and KZT 94,556 million, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 8,821 million and KZT 18,009 million, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 1,568 million and KZT 15,364 million, respectively.

As at 31 December 2023 and 2024, the Group recognized restructured loans as POCI loans with gross carrying amount of KZT 10,504 million and KZT 23,136 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

13.
Property, equipment and intangible assets

	Land, buildings and construction	Furniture and equipment	Intangible assets	Construc- tion in progress	Total

At initial/revalued cost
31 December 2022	64,517	98,994	31,519	81	195,111
Additions	18,019	24,258	4,744	2,028	49,049
Acquisitions of subsidiaries	12	5,229	20,255	-	25,496
Disposals	(59)	(2,208)	(3,530)	(135)	(5,932)
31 December 2023	82,489	126,273	52,988	1,974	263,724

Additions	17,338	38,431	7,452	23,332	86,553
Disposals	(1,705)	(3,348)	(709)	(2,635)	(8,397)
Acquisition of subsidiary	-	-	41,853	-	41,853
Transfer	9,368	701	373	(10,442)	-

31 December 2024	107,490	162,057	101,957	12,229	383,733

Accumulated depreciation and impairment
31 December 2022	9,800	37,255	16,216	-	63,271
Charge for the year	2,658	18,103	5,338	-	26,099
Acquisitions of subsidiaries	1	512	-	-	513
Disposals	(57)	(265)	(183)	-	(505)
31 December 2023	12,402	55,605	21,371	-	89,378

Charge for the year	3,560	20,426	4,618	-	28,604
Disposals	(349)	(3,073)	(116)	-	(3,538)
Transfer	1	(1)	-	-	-

31 December 2024	15,614	72,957	25,873	-	114,444
Net book value
31 December 2024	91,876	89,100	76,084	12,229	269,289

31 December 2023	70,087	70,668	31,617	1,974	174,346

As at 31 December 2023 and 2024, property and equipment included fully depreciated property and equipment of KZT 21,380 million and KZT 34,742 million, respectively.

The Group’s revaluation policy requires the entire class of buildings, construction and land to be revalued every five years. In 2021, the Group had its buildings and construction revalued by independent appraisers, and the revalued amounts approximate their carrying value.

The initial accounting for the acquisition of Kolesa Group has only been provisionally determined as at the end of 31 December 2023. During the reporting period the necessary market valuations have been finalised. As a result, the Group has recognised the additional identifiable intangible assets, represented by trademark and software.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Based on a valuation of net assets performed, the carrying amount of goodwill decreased to KZT 17,438 million (Note 14).

The fair value of buildings and construction was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In measuring fair value of the Group’s buildings and construction, the measurements were categorized into Level 3. During the years ended 31 December 2023 and 2024, there were no movements between Level 3 and other levels.

14.
Other assets

	2023	2024
Other financial assets:
Settlement with brokers	30,687	24,853
Receivables from VISA and Master Card	4,159	2,782
Prepayments for customers online transactions	3,947	594
Other	7,502	8,824

Total other financial assets	46,295	37,053
Less: allowance for impairment losses (Note 7)	(4,761)	(7,260)

Total net other financial assets	41,534	29,793

Other non-financial assets:
Prepayments for goods and services	23,339	55,683
Goodwill (Note 13)	34,078	17,438
Investment property	16,065	14,619
Inventory	14,370	16,195
Taxes receivable	6,433	5,818
Other	658	1,460

Total other non-financial assets	94,943	111,213
Less: allowance for impairment losses	(879)	(1,310)

Total net other non-financial assets	94,064	109,903

Total other assets	135,598	139,696

Movements in allowances for impairment losses of other assets are disclosed in Note 7.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Investment property movement is presented as follows:

	2023	2024

Cost
As at 1 January	17,954	17,328
Additions	21	19
Disposals	(647)	(1,433)
As at 31 December	17,328	15,914

Accumulated depreciation
As at 1 January	(1,125)	(1,263)
Depreciation charge	(219)	(210)
Disposals	81	178
As at 31 December	(1,263)	(1,295)

Net book value	16,065	14,619

As at 31 December 2023 and 2024, the fair value of investment property was KZT 21,187 million and KZT 19,968 million, respectively. In measuring fair value of the Group’s investment property, the measurements were categorized into Level 3.

15.
Due to banks

	2023	2024
Recorded at amortized cost:
Repurchase agreements	154	24,151
Time deposits of banks and other financial institutions	-	323

Total due to banks	154	24,474

As at 31 December 2023 and 2024, accrued interest of KZT 1 million and KZT 67 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2023 and 2024, amounted to KZT 154 million and KZT 24,474 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

16.
Customer accounts

	2023	2024
Individuals
Term deposits	4,316,825	5,328,125
Current accounts	826,328	921,913
Total due to individuals	5,143,153	6,250,038

Corporate customers
Term deposits	44,233	106,010
Current accounts	254,070	205,902

Total due to corporate customers	298,303	311,912

Total customer accounts	5,441,456	6,561,950

As at 31 December 2023 and 2024, accrued interest of KZT 44,044 million and KZT 51,212 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2023 and 2024, customer accounts of KZT 60,260 million and KZT 83,654 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2023 and 2024, customer accounts of KZT 97,806 million (1.80% of total customer accounts) and KZT 76,413 million (1.16% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2023 and 2024, customer accounts were predominately denominated in KZT, comprising 91% and 91%, respectively.

17.
Debt securities issued

	Currency	Maturity date	Nominal interest rate %	2023	2024

Third bond program – first issue	KZT	January 2025	9.90	51,048	51,050
Third bond program – second issue	KZT	June 2025	10.70	48,420	-

Total debt securities issued				99,468	51,050

On 27 January 2025 the Bank fully repaid its outstanding debt under the first issue of third bond program.

As at 31 December 2023 and 2024, accrued interest of KZT 3,998 million and KZT 2,062 million, respectively, was included in debt securities issued. All debt securities issued are recorded at amortized cost. The Group did not have any defaults or other breaches with respect to its debt securities issued as at 31 December 2023 and 2024.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

18.
Subordinated debt

	Currency	Maturity date	Nominal interest rate, %	2023	2024

Third bond program – fourth issue	KZT	June 2025	10.7%	62,274	62,278
Debt component of preference shares	KZT	n/a	n/a	95	138

Total subordinated debt				62,369	62,416

The debt component of preference shares relates to subsidiary Kaspi Bank JSC, and is held by the non-controlling interest. As at 31 December 2023 and 2024, accrued interest of KZT 3,179 million and KZT 3,179 million, respectively, was included in subordinated debt.

All subordinated debt are recorded at amortized cost as at 31 December 2023 and 2024. The above liabilities are subordinated to the claims of depositors and other creditors of the issuer in the event of liquidation. The Group did not have any defaults or other breaches with respect to its subordinated debt as at 31 December 2023 and 2024.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

			Non-cash changes
	1 January 2023	Financing cash flows	Foreign exchange movement	Financing cash flows	2023

Debt securities issued	140,378	(41,261)	-	351	99,468
Subordinated debt	67,608	(5,300)	-	61	62,369

			Non-cash changes
	1 January 2024	Financing cash flows	Foreign exchange movement	Changes in amortized cost	2024

Debt securities issued	99,468	(48,769)	-	351	51,050
Subordinated debt	62,369	-	-	47	62,416

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

19.
Other liabilities

	2023	2024
Other financial liabilities:
Payables for customers’ online transactions	49,679	15,363
Payables to suppliers	13,603	22,454
Accrued expenses	2,709	2,300
Accrued dividends payable to non-controlling interest	1,241	362
Derivative financial liabilities	1,165	262
Other	324	967
Total financial liabilities	68,721	41,708

Other non-financial liabilities:
Other taxes payable	15,295	18,757
Deferred revenue	12,436	13,677
Accumulated employee benefits, vacation liabilities	6,210	8,295
Deferred tax liabilities	3,162	4,377
Current income tax payable	1,096	3,404
Other	8,352	14,132
Total non-financial liabilities	46,551	62,642

Total other liabilities	115,272	104,350

20.
Share capital

The table below provides a reconciliation of the change in the number of authorized shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorized shares	Issued and fully paid shares	Treasury shares	Shares outstanding
Common shares

31 December 2022	216,742,000	199,500,000	(9,190,030)	190,309,970
GDR options exercised (Note 21)	-	-	618,788	618,788
GDR buyback program	-	-	(1,595,293)	(1,595,293)

31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465
GDR options exercised (Note 21)	-	-	747,178	747,178
GDR buyback program	-	-	(64,914)	(64,914)

31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

During the years ended 31 December 2022 and 2023, the Board of Directors approved six separate GDR buyback programs. The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital. One GDR represents one share.

The following table summarizes the details of the GDR buyback programs:

	Start date	Maturity date	Number of GDRs acquired	Total amount paid (in millions of KZT)
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233

31 December 2024			4,036,932	127,227

The Group accounts for GDRs repurchased as treasury shares.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total

31 December 2022	130,144	(94,058)	36,086
GDR options exercised	-	2,760	2,760
GDR buyback program	-	(60,703)	(60,703)

31 December 2023	130,144	(152,001)	(21,857)
GDR options exercised	-	3,332	3,332
GDR buyback program	-	(2,852)	(2,852)

31 December 2024	130,144	(151,521)	(21,377)

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Dividends declared	Dividend per share

February 2024	161,514	KZT 850
April 2024	161,514	KZT 850
August 2024	161,514	KZT 850
November 2024	161,514	KZT 850

Total for 2024	646,056

21.
Share-based compensation

In 2021 and 2022, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

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

The inputs into the Black-Scholes model are as follows:

	2022	2023	2024
Black-Scholes model inputs:
Weighted average share price in USD	63.7	67.3	68.4
Expected volatility	43.5%	42.4%	42.1%
Risk-free rate	3.6%	4.2%	4.3%
Dividend yield	7.0%	7.0%	7.0%

Expected volatility is based on the historical share price volatility over the past 3 years.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The following table summarizes the details of the GDR options outstanding:

	2023	2024
	(GDRs)	(GDRs)

Outstanding at the beginning of the period	2,266,166	2,202,438
Granted	564,800	142,970
Forfeited	(9,740)	—
Exercised	(618,788)	(747,178)
Expired	-	-

Outstanding at the end of the period	2,202,438	1,598,230

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve

31 December 2022	29,274
GDR options accrued	20,859
GDR options exercised	(15,323)

31 December 2023	34,810
GDR options accrued	16,963
GDR options exercised	(19,999)

31 December 2024	31,774

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

As at 31 December 2023 and 2024, provision for losses on contingent liabilities were KZT 35 million and KZT Nil, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Group’s contingent liabilities and credit commitments comprised the following:

	2023	2024
	Nominal amount	Nominal amount

Commitments on loans and unused credit lines: Revocable loans	174,771	293,401
Guarantees issued and similar commitments	558	-

Total contingent liabilities and credit commitments	175,329	293,401

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

Pensions and retirement plans

Employees of the Group receive pension benefits from pension funds in accordance with the laws and regulations of the Republic of Kazakhstan. As at 31 December 2023 and 2024, the Group was not liable for any supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

23.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	2023		2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Consolidated statements of financial position

Loans to customers	2,435	4,478,489	1,103	6,042,443
- entities controlled by the key management personnel of the Group	2,435		1,103

Allowance for impairment losses on loans to customers	(2)	(242,532)	-	(295,843)
- entities controlled by the key management personnel of the Group	(2)		-

Other assets	1,196	135,598	1,955	139,696
- entities controlled by the key management personnel of the Group	1,196		1,955

Customer accounts	15,259	5,441,456	12,120	6,561,950
- entities controlled by the key management personnel of the Group	9,526		2,846
- key management personnel of the Group	5,662		9,146
- other related parties	71		128

Other liabilities	5,050	115,272	963	104,350
- entities controlled by the key management personnel of the Group	5,004		963
- key management personnel of the Group	46		-

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	2022		2023		2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	-	679,782	4,161	987,967	4,378	1,275,125
- entities controlled by the key management personnel of the Group	-		4,008		4,215
- key management personnel of the Group	-		153		162
- other related parties	-		-		1

Interest revenue	314	574,426	259	833,516	202	1,082,668
- other related parties	314		259		202

Other gains/(losses)	-	16,384	2	23,200	-	11,229
- entities controlled by the key management personnel of the Group	-		2		-

COSTS AND OPERATING EXPENSES
Interest expenses	(403)	(278,676)	(544)	(478,010)	(609)	(616,116)
- entities controlled by the key management personnel of the Group	(176)		(507)		(25)
- key management personnel of the Group	(19)		(34)		(582)
- other related parties	(208)		(3)		(2)
Transaction expenses	-	(22,188)	(137)	(27,470)	(153)	(29,494)
- entities controlled by the key management personnel of the Group	-		(137)		(153)

Cost of goods and services	-	(82,747)	(5,129)	(166,356)	(6,445)	(303,858)
- entities controlled by the key management personnel of the Group	-		(5,129)		(6,445)

During the years ended 31 December 2022, 2023 and 2024, transaction expenses attributable to loans to customers and paid to entities controlled by the key management personnel of the Group, were KZT 4,862 million, KZT 5,748 million and KZT Nil, respectively.

Up until its acquisition in October 2023, Kolesa Group was an entity controlled by the key management personnel of the Group and was a party to an agreement, under which we were paying fees to Kolesa Group for car loans generated on Kolesa’s car classifieds platform, which are presented as transaction expenses attributable to loans to customers in the table above.

For the year ended 31 December 2023 and 2024, the total value of goods purchased from entities controlled by the key management personnel was KZT 4,310 million and KZT 6,336 million, respectively, from which KZT 3,906 million and KZT 3,215 million, respectively, recognised in cost of goods and services and remaining in inventory.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

For the year ended 31 December 2023 and 2024, the total value of equipment and other assets purchased from entities controlled by the key management personnel was KZT Nil and KZT 970 million, respectively.

For the year ended 31 December 2023 and 2024, the Group acquired from entities controlled by the key management personnel a commercial property for KZT 4,779 million and KZT 2,245 million, respectively and a land plot for KZT 1,665 million and KZT Nil, respectively.

Compensation to directors and other members of key management is presented as follows:

	2022		2023		2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption

Employee benefits	(800)	(68,509)	(535)	(86,326)	(438)	(104,522)
Share-based compensation	(7,298)	(19,984)	(4,815)	(20,859)	(1,816)	(16,963)

24.
Fair value of financial instruments
a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

Financial assets/ financial liabilities	2023	2024	Fair value hierarchy	Valuation technique(s) and key input(s)
Non-derivative financial assets at FVTOCI (Note 11)	3,968	22,898	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,370,806	1,463,463	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	2,322	3,261	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI	34	60	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	642	17,149	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivative financial liabilities (Note 19)	1,165	262	Level 2

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

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2023	-	-
Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	-	-
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	2,322	2,322
Transfers out of level 3	-	-

31 December 2023	2,322	2,322
Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	939	939
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

31 December 2024	3,261	3,261

During the twelve months ended 31 December 2024, there were no transfers between Level 1, Level 2 and Level 3.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

	2023	2024

Tier 1 capital (k1.2)	17.4%	17.6%
Total capital (k.2)	18.1%	18.3%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each. The following table presents Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	2023	2024

Tier 1 capital (k1.2)	12.6%	12.6%
Total capital (k.2)	13.0%	12.7%

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

As at 31 December 2023 and 2024, the maximum exposure to credit risk after offset and collateral was equal to its carrying value of all financial assets except for loans to customers.

As at 31 December 2023 and 2024, the maximum exposure to credit risk after offset and collateral of loans to customers were KZT 3,823,734 million and KZT 5,086,464 million, respectively.

Collateral held as security and other credit enhancements

The Group holds collateral or other credit enhancements to mitigate credit risk associated with financial assets. The main types of collateral obtained are as follows:

•
For reverse repurchase transactions – securities;
•
For loans to customers that are secured – charges over real estate properties and vehicles.

Although, the Group uses collateral as credit enhancement to mitigate its exposure to credit risk, major part of its loan portfolio is represented by unsecured loans. Thus, as at 31 December 2023 and 2024, unsecured gross carrying amount of loans to customers were KZT 4,046,581 million and KZT 5,359,101 million, respectively.

As at 31 December 2023 and 2024, credit impaired loans with a net carrying value of KZT 26,932 million and KZT 29,418 million, respectively were either fully or partially collateralized, reflecting the extent to which collateral and other credit enhancements mitigate credit risk.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Credit quality of financial assets

The tables below present information about the significant changes in the gross carrying amount of loans to customers during the period that contributed to changes in the allowance for impairment losses during the years ended 31 December 2023 and 2024:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers at amortized cost

Gross carrying amount as at 1 January 2023	3,058,897	40,934	264,927	4,754	3,369,512

Changes in the gross carrying amount
- Transfer to Stage 1	32,712	(4,991)	(27,721)	-	-
- Transfer to Stage 2	(58,058)	66,931	(8,873)	-	-
- Transfer to Stage 3	(194,471)	(19,322)	213,793	-	-
New loans to customers originated or purchased	3,413,069	-	-	9,553	3,422,622
Loans to customers that have been repaid or derecognized	(2,203,671)	(27,748)	(15,305)	(3,803)	(2,250,527)
Write-offs	-	-	(82,959)	-	(82,959)
Recovery from off-balance loans to customers	-	-	19,844	-	19,844
Other changes	-	-	(3)	-	(3)

Gross carrying amount as at 31 December 2023	4,048,478	55,804	363,703	10,504	4,478,489

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers at amortized cost

Gross carrying amount as at 1 January 2024	4,048,478	55,804	363,703	10,504	4,478,489

Changes in the gross carrying amount
- Transfer to Stage 1	65,305	(13,657)	(51,648)	-	-
- Transfer to Stage 2	(76,678)	102,681	(26,003)	-	-
- Transfer to Stage 3	(266,377)	(24,694)	291,071	-	-
New loans to customers originated or purchased	4,507,341	-	-	21,310	4,528,651
Loans to customers that have been repaid or derecognized	(2,830,265)	(33,883)	(18,736)	(8,678)	(2,891,562)
Write-offs	-	-	(89,272)	-	(89,272)
Recovery from off-balance loans to customers	-	-	16,137	-	16,137

Gross carrying amount as at 31 December 2024	5,447,804	86,251	485,252	23,136	6,042,443

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Group uses an internal rating model to classify individually significant loans to customers in different risk categories:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,669	-	-	-	5,669
Grade: Impaired	-	-	6,718	-	6,718
Loans to customers that are collectively assessed for impairment	4,042,809	55,804	356,985	10,504	4,466,102

Total gross carrying amount	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,120	-	-	-	5,120
Grade: Impaired	-	-	5,260	-	5,260
Loans to customers that are collectively assessed for impairment	5,442,684	86,251	479,992	23,136	6,032,063

Total gross carrying amount	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	29,652	-	-	29,652
Investment grade (BBB+ - BBB-)	1,031	-	-	1,031
Investment grade (BB+ - B-)	6	-	-	6

Total gross carrying amount	30,689	-	-	30,689
Allowance for impairment losses	(6)	-	-	(6)
Carrying amount as at 31 December 2023	30,683	-	-	30,683

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	36,464	-	-	36,464
Investment grade (BBB+ - BBB-)	1,328	-	-	1,328
Investment grade (Not rated)	123	-	-	123

Total gross carrying amount	37,915	-	-	37,915
Allowance for impairment losses	(7)	-	-	(7)
Carrying amount as at 31 December 2024	37,908	-	-	37,908

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	33,681	-	-	33,681
Investment grade (BBB+ - BBB-)	1,335,500	-	-	1,335,500
Non-Investment grade (BB+ - B-)	4,037	-	-	4,037
Not rated	-	2,322	1,188	3,510
Сarrying amount as at 31 December 2023	1,373,218	2,322	1,188	1,376,728

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	36,415	-	-	36,415
Investment grade (BBB+ - BBB-)	1,373,391	-	-	1,373,391
Non-Investment grade (BB+ - B-)	4,957	-	-	4,957
Not rated	70,614	567	3,261	74,442
Сarrying amount as at 31 December 2024	1,485,377	567	3,261	1,489,205

Financial assets, other than loans to customers and other financial assets, are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services. The highest possible rating is AAA.

	A- and higher	BBB+ to BBB-	BB+ to B-	CCC+ and lower	Not rated	Total
Gross carrying value:
31 December 2023
Cash and cash equivalents, excluding cash on hand	341,639	205,881	8,323	-	5,007	560,850
Mandatory cash balances with NBRK	-	47,110	-	-	-	47,110
Due from banks	29,652	1,031	6	-	-	30,689
Investment securities and derivatives	33,702	1,336,627	4,048	-	4,803	1,379,180

31 December 2024
Cash and cash equivalents, excluding cash on hand	203,364	210,591	1,077	273	7,205	422,510
Mandatory cash balances with NBRK	-	57,307	-	-	-	57,307
Due from banks	36,457	1,328	-	-	123	37,908
Investment securities and derivatives	48,687	1,378,268	4,957	-	74,442	1,506,354

As at 31 December 2023 and 2024, all loan commitments and financial guarantee contracts of the Group are classified in Stage 1 (12-month ECL) and have “low to fair” risk grade.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Loans to customers (with allowance for impairment losses based on lifetime ECL) modified during the years ended 31 December 2023 and 2024:

	2023	2024
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 1 January	27,899	68,029
Gross carrying amount of modified loans to customers within period	109,386	157,179
Loans to customers transferred to non impaired category (cured loans)	(42,268)	(92,276)
Loans to customers transferred to NPL	(17,435)	(33,178)
Repaid loans to customers	(9,553)	(19,742)
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 31 December	68,029	80,012

The net carrying amount of loans to customers at time of modification that are modified during the years ended 31 December 2023 and 2024 were KZT 78,766 million and KZT 117,763 million, respectively. The gross carrying amount of modified loans to customers for which the allowance for impairment losses changed from lifetime to 12-month ECL in the years ended 31 December 2023 and 2024 were KZT 24,932 million and KZT 38,744 million, respectively.

Macro sensitivity

The Group has performed a sensitivity analysis on its loan portfolio. For the purpose of ECL estimation the Group assumes a scenario of a 1 percentage point shift of the nominal Exchange rate of USD and base rate KZT.

A shift in the baseline nominal Exchange rate of USD by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by KZT -3,143/+295 million respectively.

A shift in baseline Short-term interest rate by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by KZT -2,162/ +2,005 million respectively.

Scenario for the nominal USD/KZT exchange rate:

•
2.3% and 1.46% for years 2025 and 2026 respectively as the baseline scenario,
•
-0.32% and -1.15% for years 2025 and 2026 respectively as upside scenario
•
4.9% and 4.1% for years 2025 and 2026 respectively as downside scenario.

Scenario for the base rate KZT:

•
12.7% and 10.6% for years 2025 and 2026 respectively as the baseline scenario,
•
11.8% and 9.8% for years 2025 and 2026 respectively as upside scenario
•
13.6% and 11.5% for years 2025 and 2026 respectively as downside scenario.

Liquidity risk

The liquidity management framework of the Group mainly consists of following instruments:

-
Assessment of sufficient level of high quality liquid assets;
-
Cash flow forecasting;

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

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

A major part of the Group’s obligations consists of customer accounts of individuals, with nominal maturity under 2 years. However, 94% of deposits in 2023 were rolled over, which absent a liquidity event such as a run on the bank, allows the Group to maintain a long-term stable funding base. The average amount of individuals’ customer accounts balance is KZT 1,189 thousand as at 31 December 2024, which is another indicator of diversification and stability of the funding base.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

An analysis of the financial assets and liabilities liquidity and interest rate risks is presented in the following table on discounted basis:

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2023 Total
Cash and cash equivalents	331,907	77,388	-	-	-	409,295
Due from banks	896	1,614	25,894	2,279	-	30,683
Investment securities	371,756	54,521	108,440	629,089	212,922	1,376,728
Loans to customers	411,868	590,174	1,727,068	1,333,853	172,994	4,235,957
Total interest bearing financial assets	1,116,427	723,697	1,861,402	1,965,221	385,916	6,052,663

Cash and cash equivalents	411,171	-	-	-	-	411,171
Mandatory cash balances with National Bank of the Republic of Kazakhstan	47,110	-	-	-	-	47,110
Derivative financial assets	37	605	-	-	-	642
Investment securities	368	-	-	-	34	402
Other financial assets	41,534	-	-	-	-	41,534
Total non-interest bearing financial assets	500,220	605	-	-	34	500,859
Total financial assets	1,616,647	724,302	1,861,402	1,965,221	385,950	6,553,522

Due to banks	154	-	-	-	-	154
Customer accounts	364,505	851,492	3,081,866	64,056	5,918	4,367,837
Debt securities issued	50,481	-	-	48,987	-	99,468
Subordinated debt	3,257	-	18	59,094	-	62,369
Total interest bearing financial liabilities	418,397	851,492	3,081,884	172,137	5,918	4,529,828
Customer accounts	1,073,619	-	-	-	-	1,073,619
Derivative financial liabilities	187	532	-	446	-	1,165
Other financial liabilities	68,721	-	-	-	-	68,721
Total non-interest bearing financial liabilities	1,142,527	532	-	446	-	1,143,505
Total financial liabilities	1,560,924	852,024	3,081,884	172,583	5,918	5,673,333
Guarantees issued and similar commitments	457	100	-	4,546		5,103
Total financial liabilities and commitments	1,561,381	852,124	3,081,884	177,129	5,918	5,678,436
Liquidity surplus/ (gap)	55,266	(127,822)	(1,220,482)	1,788,092	380,032
Cumulative liquidity surplus/(gap)	55,266	(72,556)	(1,293,038)	495,054	875,086

Interest sensitivity surplus/ (gap)	698,030	(127,795)	(1,220,482)	1,793,084	379,998
Cumulative interest sensitivity surplus/ (gap)	698,030	570,235	(650,247)	1,142,837	1,522,835

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2024 Total
Cash and cash equivalents	388,707	6	-	-	-	388,713
Due from banks	2,267	2,315	33,016	310	-	37,908
Investment securities	153,419	81,250	358,229	627,589	268,718	1,489,205
Loans to customers	485,611	728,514	2,242,972	2,039,044	250,459	5,746,600
Total interest bearing financial assets	1,030,004	812,085	2,634,217	2,666,943	519,177	7,662,426

Cash and cash equivalents	230,757	-	-	-	-	230,757
Mandatory cash balances with National Bank of the Republic of Kazakhstan	57,307	-	-	-	-	57,307
Derivative financial assets	1,011	2,340	7,126	6,672	-	17,149
Investment securities	417	-	-	-	60	477
Other financial assets	29,793	-	-	-	-	29,793
Total non-interest bearing financial assets	319,285	2,340	7,126	6,672	60	335,483
Total financial assets	1,349,289	814,425	2,641,343	2,673,615	519,237	7,997,909

Due to banks	24,474	-	-	-	-	24,474
Customer accounts	672,334	970,692	3,738,339	46,994	5,776	5,434,135
Debt securities issued	51,050	-	-	—	-	51,050
Subordinated debt	3,300	-	59,116	—	-	62,416
Total interest bearing financial liabilities	751,158	970,692	3,797,455	46,994	5,776	5,572,075
Customer accounts	1,127,815	-	-	-	-	1,127,815
Derivative financial liabilities	133	129	-	-	-	262
Other financial liabilities	41,446	-	-	-	-	41,446
Total non-interest bearing financial liabilities	1,169,394	129	-	-	-	1,169,523
Total financial liabilities	1,920,552	970,821	3,797,455	46,994	5,776	6,741,598
Guarantees issued and similar commitments	250	32	423	5,251	-	5,956
Total financial liabilities and commitments	1,920,802	970,853	3,797,878	52,245	5,776	6,747,554
Liquidity surplus/(gap)	(571,513)	(156,428)	(1,156,535)	2,621,370	513,461
Cumulative liquidity surplus/(gap)	(571,513)	(727,941)	(1,884,476)	736,894	1,250,355

Interest sensitivity surplus/(gap)	278,846	(158,607)	(1,163,238)	2,619,949	513,401
Cumulative interest sensitivity surplus/(gap)	278,846	120,239	(1,042,999)	1,576,950	2,090,351

As at 31 December 2023 and 2024, guarantee deposits in favour of international payments systems included in due from banks were KZT 27,357 million and KZT 37,782 million, respectively.

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

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The sensitivity analysis includes interest rate risk, which has been determined based on “reasonably possible changes in the risk variable”. The level of these changes is determined by management and is contained within the risk reports provided to key management personnel.

As at 31 December 2024, the impact on profit before income tax due to a +/-3 p.p. change in interest rate amounted -/+ KZT Nil (2023: -+/- KZT Nil).

As at 31 December 2024, the impact on equity due to a +/-3 p.p. change in interest rate amounted KZT -74,854 million /KZT+85,862 million (2023: KZT -60,568 million / KZT+68,949 million).

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Tenge	USD 1 USD = KZT 525.11	EUR EUR 1 = KZT 546.74	Other currency	2024 Total
Non-derivative financial assets
Total non-derivative financial assets	7,552,496	388,027	25,336	14,899	7,980,758

Non-derivative financial liabilities
Total non-derivative financial liabilities	6,153,015	579,664	6,247	2,673	6,741,599

NET POSITION ON NON- DERIVATIVE FINANCIAL INSTRUMENTS	1,399,481	(191,637)	19,089	12,226

Derivative financial instruments
Accounts payable on spot and derivative contracts	(251,281)	(95,760)	(59,595)	(2,709)	(409,345)
Accounts receivable on spot and derivative contracts	69,674	316,929	43,192	1,340	431,135
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(181,607)	221,169	(16,403)	(1,369)	21,790

NET POSITION	1,217,874	29,532	2,686	10,857

Currency risk sensitivity analysis

The Group analyzed sensitivity to an increase and decrease in the USD and EUR against the KZT. 25% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign currency exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation as at 31 December 2021 and 2022 for a 25% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower.

As at 31 December 2024, the impact on profit or loss and on equity due to +/-25% change in USD rate were KZT +/-7,383 million (2023: KZT +/-3,958 million).

As at 31 December 2024, the impact on profit or loss and on equity due to +/-25% change in EUR rate were KZT +/-672 million (2023: KZT +/-355 million).

27.
Condensed financial information - parent company only

As described in Note 25, the Bank must comply with NBRK’s capital requirements. Further, the Bank cannot lend more than 10% of Bank’s total capital to the Company, which restricts the use of the Bank’s net assets.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Group performed a test on the restricted net assets of its bank subsidiary and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as at 31 December 2023 and 2024.

The following is condensed financial information for the Company.

Condensed Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2022, 2023, and 2024

	2022	2023	2024

REVENUE	432,661	602,138	776,807
Dividend income from banking subsidiaries*	200,930	283,352	285,206
Dividend income from other subsidiaries*	213,819	296,700	467,500
Interest income	16,762	22,324	22,707
Other (losses) gains	1,150	(238)	1,394

COSTS AND OPERATING EXPENSES	(21,173)	(24,544)	(20,826)
General and administrative expenses	(20,818)	(24,528)	(20,810)
Fee and commission expense	(355)	(16)	(16)

NET INCOME BEFORE TAX	411,488	577,594	755,981

Income tax	(3,357)	(3,705)	(4,058)

NET INCOME	408,131	573,889	751,923

OTHER COMPREHENSIVE INCOME	-	-	-

TOTAL COMPREHENSIVE INCOME	408,131	573,889	751,923

* Joint Stock Company Kaspi.kz directly holds 100% ownership interest in Kaspi Group JSC, the parent company of banking group and indirectly holds 98.95% ownership interest in Kaspi Bank JSC through Kaspi Group JSC. As allowed under IAS 27.10, the investment in banking subsidiaries and other subsidiaries were accounted for under the cost method. Using the equity method, the income in undistributed earnings of banking subsidiaries were KZT 7,252 million, KZT 8,607 million and KZT 11,030 million for 2022, 2023 and 2024, respectively, and the income in undistributed earnings of other subsidiaries were KZT 19,122 million, KZT 78,196 million and KZT 34,690 million for 2022, 2023 and 2024, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Condensed Statements of Financial Position as at 31 December 2023 and 2024

	2023	2024
ASSETS:
Cash and cash equivalents	200,484	324,993
Investments in banking subsidiaries*	171,107	171,107
Investments in other subsidiaries*	44,103	39,103
Other assets	894	1,352

TOTAL ASSETS	416,588	536,555

LIABILITIES:
Other liabilities	170	155

TOTAL LIABILITIES	170	155

EQUITY:
Issued capital	130,144	130,144
Treasury shares	(152,001)	(151,521)
Share-based compensation reserve	34,812	31,777
Retained earnings	403,463	526,000

TOTAL EQUITY	416,418	536,400

TOTAL LIABILITIES AND EQUITY	416,588	536,555

* Using the equity method, the investment in banking subsidiaries were KZT 208,824 million and KZT 221,293 million for 31 December 2023 and 2024, respectively, and the investment in other subsidiaries were KZT 77,624 million and KZT 204,620 million for 31 December 2023 and 2024, respectively.

In accordance with NBRK regulations, dividends paid by the Bank to the Company are subject to certain limitations.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Condensed Statements of Cash Flows For the Years ended 31 December 2022, 2023, and 2024

	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest income received	14,221	18,991	19,303
Fees and commissions paid	(355)	(16)	(16)
Other income received	-	41	-
General and administrative expenses paid	(835)	(3,669)	(3,548)

Cash flows from operating activities before changes in operating assets and liabilities	13,031	15,347	15,739

Changes in operating assets and liabilities
Other assets	(378)	426	(821)
Other liabilities	46	80	(14)

Cash inflow from operating activities before income tax	12,699	15,853	14,904

Income tax paid	(594)	(539)	(587)

Net cash inflow from operating activities	12,105	15,314	14,317

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividends received from subsidiaries	414,749	580,052	752,706
Sale of investments in subsidiaries	-	-	5,000
Purchase of investments in subsidiaries	(16,251)	-	-

Net cash inflow from investing activities	398,498	580,052	757,706

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(210,102)	(560,132)	(646,056)
Purchase of treasury shares	(63,672)	(60,703)	(2,852)

Net cash outflow from financing activities	(273,774)	(620,835)	(648,908)

Effect of changes in foreign exchange rate on cash and cash equivalents	1,150	(279)	1,394

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	137,979	(25,748)	124,509

CASH AND CASH EQUIVALENTS, beginning of period	88,253	226,232	200,484

CASH AND CASH EQUIVALENTS, end of period	226,232	200,484	324,993

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

28.
Subsequent events

On 29 January 2025, the Group has completed acquisition of 40,000,000 Class A and 173,246,220 Class B shares of of Hepsiburada, pursuant to the Stock Purchase Agreement entered into on 17 October 2024. As a result of the acquisition, the Group has become the controlling shareholder of Hepsiburada effective 29 January 2025 (the “Closing Date”), with the Shares representing 65.41% of the total outstanding share capital of Hepsiburada. The Group has purchased the Shares for total consideration of approximately USD 1,127 million, of which USD 600 million was paid in cash to the Sellers on the Closing Date, and USD 526.9 million of Deferred Cash Consideration will be paid to the Sellers in cash no later than six months after the Closing Date. As collateral with respect to the Deferred Cash Consideration, the Group has pledged 65,199,658 Class B shares of Hepsiburada in favor of the Sellers. At the time the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Hepsiburada.