Form 20-F
period 2025-12-31
Joint Stock Co Kaspi.kz
filed 2026-03-16
CIK 1985487

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Copy to:

Tengiz Mosidze

+7 727 3306710

154A Nauryzbai Batyr Street

Almaty, 050013, Kazakhstan

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one common share, no par value	KSPI	Nasdaq Global Select Market
Common shares, no par value*	KSPI	Nasdaq Global Select Market

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 190,227,932 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“Average Net Loan Portfolio” are to the average monthly balance of the Fintech loans to customers for the respective period;
•
“Average Savings” are to the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period;
•
“B2B” are to business-to-business;
•
“BNPL” are to buy-now-pay-later;
•
“Cost of Risk” are to the total provision expense for loans divided by the average monthly balance of gross loans to customers for the same period (see “Selected Statistical Information-Distribution of Assets, Liabilities and Equity”);
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
•
“Hepsiburada” are to D-Market Elektronik Hizmetler ve Ticaret A.Ş.;
•
“IFRS” are accounting standards as issued by the International Accounting Standards Board (“IASB”)
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under the IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”).

The monetary unit we use as our functional currency is tenge, and we present our consolidated financial statements in tenge. Financial, operating and other data of the Company presented in U.S. dollars in this annual report were translated from tenge. The convenience translation and exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this annual report is ₸505.53 per $1 as of December 31, 2025.

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this annual report from our own internal estimates and research, as well as from publicly available information, including statistics, industry and general publications and research, surveys and studies conducted by third parties, including the NBK, Qazstat, or KResearch Central Asia ("KResearch”) and the Economist Intelligence Unit (“EIU”).

We have not commissioned any studies or reports prepared or published, or data collected or surveyed, by the NBK, Qazstat, or KResearch.

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. Although we are not aware of any misstatements regarding the industry data that we present in this annual report, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Item 3. Key Information-D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

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

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This annual report contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should read the discussion and analysis of our financial condition and results of operations under the section entitled “Item 5. Operating and Financial Review and Prospects” in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

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

As the markets for our platforms mature, or as new or existing competitors introduce new products, services or functionality that compete with ours, we may face external pressures and be unable to retain current customers or attract sufficient new customers. Our ability to engage, retain and increase our customer base will require us to successfully create new products and implement new business segments, both independently and together with third parties, and consequently, we may face risks associated with expanding into areas in which we have limited or no experience. We may also introduce significant changes to our existing products or develop and introduce new and unproven products and services, which may require significant investments of time, money and resources. For example, in 2021, we launched our e-Grocery business in partnership with Magnum. Similarly, over the last two years, we have developed Government Services in partnership with the Kazakhstan government to digitalize usage of government services, launched digital Gift Cards on our Marketplace, added Business Deposit for merchants on our Fintech Platform and expanded Kaspi Travel to include holiday packages (like domestic tours and online gift cards). Performance of these and other new business lines, however, is inherently uncertain, and if new or enhanced products or services fail to engage our consumers or merchants, we may fail to attract or retain customers or to generate sufficient return to justify our investments, which may adversely affect our business, financial condition, results of operations and cash flows.

Our efforts to attract and retain customers may also require more sophisticated and costly development, sales or engagement efforts and could be impaired for a variety of reasons, including adverse reaction to changes in general economic conditions or other factors. We may also take actions that fail to generate short-term financial results, and there can be no assurance that these actions will produce long-term benefits. In particular, efforts to expand our customer base and enhance our customer’s experience, especially in new markets, and investments in new products, services and business initiatives could adversely affect our short-term financial results. For example, our acquisition of a controlling stake in Hepsiburada expanded our addressable market in Türkiye. However, other such investments may not provide economic benefits to us in the short-term or at all. If our efforts to attract and retain customers are not successful, or if our customers reduce or discontinue their usage of our platforms and Super Apps, our business, financial condition, results of operations and cash flows may be materially adversely affected.

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

The network effects of our Super Apps also rest on our ability to attract and retain leading retailers as merchants, which can offer a wide selection of products and services for consumers at attractive prices. See “Item 3. Key Information—D. Risk Factors—Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.” In addition, any changes we may make to our current operations to enhance and improve our Super App integration and balance the needs and interests of users of our Super Apps, or to comply with any regulatory requirements, may be viewed positively from one user group’s perspective, such as consumers, but may have negative effects from another group’s perspective, such as merchants. If we fail to balance the interests of all users of our Super Apps, consumers, merchants and other participants may spend less time on our platforms and Super Apps and conduct fewer transactions or use alternative platforms, any of which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Furthermore, security features and enhancements are frequently emerging to combat the rise of cybersecurity incidents and attacks. We have faced in the past and expect to continue to face attempted cyberattacks, such as phishing attacks, reverse engineering of our applications, Distributed Denial of Service (DDoS) attacks and ransomware attacks. Likewise, our subsidiary Hepsiburada experienced a cybersecurity incident in February 2024 in which several hundred merchant accounts were breached. While we have experienced cybersecurity incidents, to date, we do not believe that we experienced a material cybersecurity incident. The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the preventative actions we take to reduce the risk of cybersecurity incidents and attacks, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new and emerging technologies that could result in greater operational efficiencies may further expose our computer systems to the risk of cybersecurity incidents. There are significant costs in both time and labor to ensure that we are maintaining adequate and up to date cybersecurity controls, including patching vulnerabilities in software and detecting security incidents. Any failure to timely upgrade our technology infrastructure or discover vulnerabilities may interrupt our ability to operate and conduct our business.

Our business relies on merchants selling their products on our platforms, and we may be unable to partner with sufficient new merchants or maintain relationships with our existing merchant partners.

We derive a significant and growing portion of our revenue from fees through our Marketplace, and revenue generated from our Payments and Fintech businesses relies on merchants offering and selling their products and services on our platforms and Super Apps. As of December 31, 2025, we had approximately 764,000 Active Merchants. We attempt to engage and retain our merchant partners by offering them additional functionality, products and services so they can reach more consumers. If our attempts to attract and retain merchants are not successful or if our merchants reduce their usage of our platforms, our business, financial condition, results of operations and cash flows may be materially adversely affected.

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

During periods of economic stagnation or decline, consumers tend to become more price-sensitive, which may lead to a decrease in demand for our products and services. The Kazakhstan economy has faced, and might face in the future, challenges, primarily due to the decline in prices of oil and other commodities which are principal exports and important drivers of its economy, as well as the effects of any downturns in the economies of the country’s key trading partners, including Russia or China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—Kazakhstan is heavily dependent upon export trade and commodity prices.” These factors have also contributed to the volatility of the tenge. See “Item 3. Key Information—D. Risk Factors-Risks Relating to Kazakhstan and the Other Countries in Which We Operate—Exchange rate fluctuations could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

According to the NBK, annual consumer price inflation for the years ended December 31, 2023, 2024, and 2025 was 9.8%, 8.6%, and 12.3% respectively. A period of sustained inflation, coupled with high interest rates, or any other deterioration of Kazakhstan’s economy, could lead to a reduction in levels of personal income, individual purchasing power or consumer confidence, weakening consumer spending and savings and increasing insolvencies. As a result, the size of operations within our platforms may grow at a slower rate or even decrease, resulting in a slowdown or decrease in all or any sources of revenue (interest, fee and retail revenue), which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

With the introduction of the Citizens Bankruptcy Law in 2022, which for the first time introduced the concept of bankruptcy of individuals that are not individual entrepreneurs, any reduction in levels of personal income and savings can lead to an increasing number of individuals being unable to repay the loans and being declared bankrupt. As a result, Kaspi Bank may become exposed to significant debt write-offs in the future and may not be able to attract consumer borrowings from such individuals within five years following the declaration of such individuals’ bankruptcy. See “Item 4. Information on the Company—B. Business Overview—Regulation—Bankruptcy of Individuals.”

We may fail to effectively manage the growth of our business and operations.

Our business has grown rapidly and significantly in recent years as we have evolved from a banking services provider in Kazakhstan to a unique two-sided Super App business model. Because of the significant growth in our operations, our exposure to business risks has increased. This growth will continue to require improved monitoring and control procedures with respect to our operations, as well as continued investment in our financial and information management systems, recruitment and training of employees, marketing, monitoring of the consistency of customer service and increased operational costs. In addition, overall growth in our business requires greater allocation of management resources away from day-to-day operations and may create significant operational challenges, including the ability of our information technology systems to adequately handle the rate of growth of operations, the ability to design, implement and follow appropriate risk management procedures in respect of a much larger volume of operations, an increased variety of offered products and the ability to properly monitor our financial performance. Similarly, our future growth may also depend on our ability to grow our other businesses, including those businesses we have acquired or invested in, such as our acquisition of a controlling stake in Hepsiburada, and new business initiatives we may explore in the future. In particular, we face risks associated with expanding into industries and jurisdictions in which we have limited experience Any failure to manage our growth while at the same time maintaining adequate focus on our existing operating segments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Growth opportunities may also involve expansion into international markets, such as our expansion into Türkiye, which carries the risk of increased expenses to manage market, legal, regulatory, taxation and operational burdens. The acquisition of Hepsiburada was our first meaningful step toward international expansion, and we may fail to successfully scale our business model and reach sustained profitability in this or other parts of our business. See “Item 3. Key Information—D. Risk Factors—Acquisitions, strategic alliances and investments may be difficult to integrate and may not generate the expected return on our investment.” Such limitations in growth could materially adversely affect our business, financial condition, results of operations and cash flows.

We face credit, liquidity and market risks.

Credit risk

We are exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. Our credit risk exposure arises primarily from our consumer finance, merchant finance and micro business finance through our Fintech Platform. To manage credit risk during loan origination, we centralized all processes related to decision-making, verification and accounting through our headquarters. We have developed an automated, centralized and big data-driven proprietary loan approval process that enables us to make instant credit decisions. The risk management department is responsible for maintaining scoring models and the decision-making process. The quality of approved loans is monitored by the risk management department on a day-to-day basis with periodic validation of the models. As of December 31, 2023, 2024 and 2025 NPLs represented 5.5%, 5.4%, and 6.1% respectively, of our loan portfolio excluding Türkiye.

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

Liquidity risk

We are exposed to liquidity risk arising out of the mismatches between the maturities of our assets and liabilities, which may result in us being unable to meet our obligations in a timely manner. We are exposed to daily calls on our available cash resources from current accounts, maturing deposits and loan drawdowns. Although a significant portion of our customer accounts (85% as of December 31, 2025) are held in term deposits, our customers have a right to withdraw their term deposits prior to maturity. We do not maintain cash resources to meet all of these needs as experience shows that a minimum level of rollover of maturing funds can be predicted with a high level of certainty. We calculate and monitor liquidity ratios on a daily basis in accordance with the NBK’s requirements.

We meet a significant portion of our funding requirements using customer accounts (primarily deposits from retail customers and business deposits from merchants), which increased to ₸7,531,286 million as of December 31, 2025 from ₸6,561,950 million as of December 31, 2024 and ₸5,441,456 million as of December 31, 2023. Over the past several years, we have primarily relied on funding from our retail customers’ deposits and current accounts. As of December 31, 2025, our retail customers’ term deposits and current accounts represented 83% and 12%, respectively of our total customer accounts (81% and 14%, respectively, of our total customer accounts as of December 31, 2024). In August 2024, we also introduced a dedicated business deposit product for merchants which provides competitive interest and immediate access to funds. Any unexpected and significant withdrawal of deposits may impact our ability to meet our funding requirements. The other portion of funding is primarily provided through the placement of local bonds and Eurobonds (debt securities issued) and subordinated debt, which amounted to 3.9% and 1.7% of total liabilities as of December 31, 2025 and December 31, 2024, respectively. Any deterioration in our credit ratings could undermine confidence in us and limit our access to capital markets, which could require us to seek alternative, more expensive sources of funding.

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

Market risk

We have exposure to interest rate risk resulting from movements in market interest rates that affect income, expense or the value of financial instruments. For example, instruments on both the asset and liability side may exhibit different sensitivities to changes in interest rates, including changes in long-term and short-term interest rates relative to one another. In 2025, 2024 and 2023, higher than normal interest rates directly contributed to declining profitability in the Fintech segment of our business. While we consistently monitor interest rate fluctuations and our asset-liability tenors in order to mitigate such interest rate risk, any significant interest rate movement on either domestic or international markets may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our assets and liabilities are denominated in several currencies, with the majority of assets (loans to customers) and liabilities (customer accounts) denominated in tenge, although a portion of deposits are denominated in foreign currencies, principally the U.S. dollar. Foreign currency risk arises when the actual or forecasted assets in a foreign currency are either greater or less than the liabilities in that currency. In order to manage foreign currency risk, our treasury function controls open foreign currency positions on a daily basis and uses derivative instruments to reduce the risk exposure. We enter into a variety of derivative financial instruments to manage our exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading, measured at fair value through profit or loss and are not designated for hedge accounting. Any significant volatility in the money market or material exchange rate fluctuations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our securities portfolio (which predominantly comprises Kazakhstan government debt securities and quasi-government debt securities, representing 73% and 91% of total investment securities and derivatives as of December 31, 2025 and December 31, 2024, respectively) is subject to fluctuations in the value of financial instruments caused by changes in market prices, whether caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. Interest rate and price movements on both domestic and international markets may (including as a result of any downgrade in Kazakhstan’s sovereign credit ratings) affect the value of our securities portfolio, which in turn may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our banking activities comprise a significant part of our business. For the year ended December 31, 2025 and the year ended December 31, 2024, our Fintech segment generated 33% and 31% of our net income, respectively. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

For example, bank defaults or acquisitions have led to weakened market conditions and limited global liquidity. This may adversely impact merchants on our platforms who are exposed to global market conditions, and any such decline in engagement from merchants may lead to lower consumer interaction, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, concerns regarding the United States or international financial systems could result in our retail customers withdrawing their deposits they hold with us or enhanced regulatory oversight of financial institutions such as Kaspi Bank (see “Item

3. Key Information—D. Risk Factors—We face credit, liquidity and market risks”), which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Customer complaints or negative publicity about us could also diminish consumer confidence in our services and our reputation with customers. The significant scale of our business heightens the need for prompt and attentive customer service to resolve irregularities or customer dissatisfaction. In our e-Commerce business, our merchants primarily manage customer issues and complaints directly with the customer, and if they do not do so to the satisfaction of customers, our brand and reputation may be adversely affected. From time to time, we may also be the target of incomplete, inaccurate and misleading or false statements about our company and our business that could damage our brand and deter customers from using our Super Apps. Our reputation may be affected by instances of misconduct by our employees, as well as employees’ failure to comply with our compliance procedures and any applicable legislative requirements. In addition, any significant problems with collection practices employed by external collection agencies, to which we outsource collections of our NPLs, could also adversely affect our reputation and brand. Our reputation may also be affected by events beyond our control and any adverse press reports on these events may harm our brand and customer confidence in us. If we are unable to handle customer complaints or negative publicity effectively, our reputation may suffer and we may lose customers’ confidence, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon talented employees, including our senior management, to grow, operate and improve our business. If we are unable to retain and motivate our personnel and attract new talent, or to maintain our corporate culture, we may not be able to achieve our strategic objectives.

Our ability to maintain our competitive position and to implement our business strategy is dependent on the skills and abilities of our senior management team. Our business has significantly benefited in the past from the vision and contributions of a small number of our key senior managers. In particular, Mr. Mikheil Lomtadze, the chairman of our management board, our chief executive officer and a member of our board of directors, has been crucial to the development of our culture and strategic direction. Competition in Kazakhstan’s technology and financial industries for personnel with relevant expertise is intense due to the relatively small number of available qualified individuals. Further increases in competition may lead to difficulties in recruiting and retaining qualified and experienced employees, including increased costs of salaries and bonuses, as well as a greater length of time taken to identify and recruit such employees or increased costs of recruitment. In order to attract and recruit qualified and experienced employees and minimize the possibility of their departure to other companies, we provide packages of compensation and non-financial incentives that are consistent with the evolving standards in Kazakhstan’s labor market. The loss of, or diminution in, the services of members of our senior management team, or an inability to retain and attract additional senior management personnel, may impair our ability to achieve our strategic objectives.

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

In particular, we face risks related to the development and implementation of our AI and machine learning capabilities, which are foundational to our AI virtual assistance, risk management models and user experience personalization across our products and services. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed, datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end-users of our systems could impair the acceptance of AI solutions. If the recommendations or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Furthermore, local and international laws and regulations regarding the use of AI may adversely impact our ability to use, develop, or implement our AI solutions. Compliance with these regulations may increase costs, and violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation.

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

We also rely on facilities, components and services supplied by third parties, including data center facilities. For example, we depend on third parties in connection with our risk management processes, including external data from credit bureaus in Kazakhstan and the Kazakhstan State Pension Payment Center (the “Pension Center”) to perform credit assessments. As such, any risks related to the interruption of such credit bureaus’ or the Pension Center’s operations, the accuracy of the data kept thereby and the availability of such data generally, may impact our consumer finance origination process. Furthermore, as part of our debt collection process, we outsource certain debt collection functions to third-party debt collection agencies, which collect up to 59% of our NPLs, and any interruption in the operations of such agencies could negatively impact our debt collection efforts or increase the cost of debt collection services and cost of risk. If these third parties cease to provide the facilities or services, experience operational interference or disruptions, breach their agreements with us, fail to perform their obligations or meet our expectations, do not renew their licenses or otherwise cease to make their services or products available at a reasonable cost or at all, our operations could be disrupted or otherwise adversely impacted, which in turn could result in a material adverse effect on our, business, financial condition, results of operations and cash flows.

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

Despite measures we have taken, and continue to take, our platforms remain susceptible to potentially illegal or improper uses. These may include use of our platforms in connection with fraudulent or counterfeited sales of goods or bank fraud, which are becoming increasingly sophisticated. There can be no assurance that measures implemented by us, which are aimed at preventing our business from being used as a vehicle for money laundering, fraud or other illegal activities, will effectively identify, monitor and manage these risks, and that no incidents of fraud or other illegal activities will occur in the future. We cannot monitor with absolute certainty the sources of customers’ or counterparties’ funds or the ways in which they use them. In addition, an increase in fraudulent transactions could harm our reputation and reduce customer confidence in the use of our platforms or lead to regulatory intervention, which could require us to take steps to reduce fraud risks leading to an increase in our costs.

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

Strategic acquisitions and subsequent integrations of newly acquired businesses require significant managerial and financial resources and could result in a diversion of resources from our existing business. Acquired businesses or assets may not generate expected financial results, integration opportunities, synergies and other benefits immediately, or at all, and may incur losses. Additionally, we may face operational and structural challenges in integrating information technology systems, retaining relationships with key employees of acquired businesses, and increased regulatory and compliance requirements. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations, which could negatively affect our results of operations.

In light of our strategy to extend our geographical reach, these risks may be more likely to occur if we pursue strategic alliances and acquisitions in markets outside Kazakhstan and Azerbaijan. Further, as our business is technology driven, we will require a high level of real-time technology integration for efficient operations, customized and developed for the regions in which we may plan to operate. Our inability to obtain such technology in a timely manner and at the envisaged cost may have a material adverse effect on our business, financial condition, results of operations and cash flows. Our operations outside of Kazakhstan may also be subject to local political, economic and other risks that may impact our businesses there. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—We may be significantly affected by the health of the Kazakhstan markets in which we operate, the markets of other countries where we have operations and general macroeconomic and geopolitical conditions. We have operated in Azerbaijan since 2019 and intend to continue to explore international opportunities across Central Asia, the Caucasus region, and Central and Eastern Europe, as well as other select markets. From 2021 until the third quarter of 2025, when we signed an agreement for its sale, we owned Portmone Group, a payments company operating in Ukraine. In 2025, we acquired a controlling stake in Hepsiburada, which operates in Türkiye. Cross-border acquisitions may also raise our exposure to exchange rate fluctuations to the extent that we pay consideration in foreign currencies. For instance, our acquisition of a majority stake in Hepsiburada was settled in U.S. dollars, rather than tenge. For more information on the Hepsiburada acquisition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan

and the Other Countries in Which We Operate—Exchange rate fluctuations could have an adverse impact on our business.”

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

Our operations rely on the uninterrupted operation of our technology platforms and services. Although we seek to minimize such interruption risk with back-ups and redundancies, our systems and those of our service providers and partners may experience service interruptions or degradation or other performance problems because of hardware and software defects or malfunctions, an unexpected high volume of transactions, DDoS and other cyberattacks, human error, natural disasters, power losses, disruptions in telecommunications services, infrastructure changes, unauthorized access fraud, military or political conflicts, terrorist attacks, legal or regulatory takedowns, phishing, computer viruses, ransomware, malware or other malware, or other events. Our systems may also be subject to break-ins, sabotage, theft, intentional acts of vandalism or our employees engaging in unauthorized shadow IT activities. As a provider of payments solutions, we are subject to heightened scrutiny by regulators that may require specific business continuity, resilience and disaster recovery plans, and more rigorous testing of such plans which may be costly, time-consuming and may divert resources from other business priorities.

We have experienced and may experience in the future system failures, denial-of-service attacks, and other events or conditions from time to time that interrupt the availability, reduce or adversely affect the speed or functionality of our platforms. For example, during the January 2022 events in Kazakhstan (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—We are largely dependent on the economic, social and political conditions prevailing in Kazakhstan”), there was a disruption in online transactions due to significant limitations on Internet access throughout Kazakhstan, although our Super Apps generally continued to operate. Any prolonged interruption in the availability or a reduction in the availability, speed or functionality of our platforms could have a material adverse effect on our business, financial condition, results of operations and cash flows. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our infrastructure is unreliable, leading them to switch to competitors or to avoid or reduce the use of our products and services, and could permanently affect our reputation and brand.

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

We collect, process and store personal data (including names, addresses, ages and bank details) from our customers, business contacts and employees as part of the operation of our business, and we must comply with data protection and privacy laws and industry standards in Kazakhstan, Azerbaijan, Ukraine and Türkiye. Those laws and standards impose certain requirements on us in respect of the collection, use, processing (including accumulation, modification, distribution, depersonalization, blocking and destruction of personal data) and storage of such personal data. We are also required to comply with other data protection and privacy laws, such as the European Union General Data Protection Regulation. Failure to operate effective data controls in respect of the collection, use, processing and storage of such personal data, as prescribed by applicable law, could potentially lead to administrative fines, financial costs, reputational damage and undermine trust in our business and brand (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any harm to our brand or failure to maintain the trusted status of our platforms and Super Apps may limit future growth and adversely affect our business”), any of which could have a material adverse effect on our, business, financial condition, results of operations and cash flows.

The Law of the Republic of Kazakhstan “On Personal Data and the Protection Thereof” No. 94-V ZRK dated May 21, 2013, as amended (the “Personal Data Law”), is a special legislative act that established a framework for the protection of personal data. Prior to the adoption of this law, Kazakhstan did not have any specific laws regulating the protection of personal data. Due to the recent history of legislation in Kazakhstan around cybersecurity, there is currently no widely-established or consistent judicial practice in respect of personal data protection matters. Existing laws and regulations on personal data protection may be amended, the manner in which such laws and regulations are enforced or interpreted may change and new laws or regulations on personal data protection may be adopted, including in order to further regulate or restrict the use of personal data. If the existing interpretation of the laws and regulations were to change or future regulations were imposed, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In Türkiye, Hepsiburada is subject to a number of laws and regulations impacting e-commerce and digital businesses and may face administrative fines in case of any violations. Significantly, unlike in the United States, little case law exists. This allows for legal uncertainty and could set adverse precedents, which individually or in the aggregate could have a material adverse effect on our business, results of operations and financial condition. In addition, legal uncertainty may negatively affect our customers’ perception and use of our services. Moreover, Hepsiburada does not require vendors to carry cybersecurity insurance to compensate for any losses that may result from any breach of security and Hepsiburada’s cybersecurity insurance does not cover any breach of security occurring at its vendors. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Türkiye”.

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

Actual or perceived breaches of our security could interrupt our operations, resulting in, among other things, our systems or services being unavailable, improper disclosure of data, material damage to our reputation and brand, increased regulatory scrutiny or fines, as well as legal or financial exposure. In addition, third-party credit cards could refuse to allow us to process through their networks. Accordingly, such events could cause us to incur significant remediation costs, leading to loss of customer confidence in, or decreased use of, our products and services and the diversion of management’s attention from the operation of our business. This could result in significant compensation or contractual penalties payable to consumers or merchants as a result of their claims and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The adoption of new IFRS Accounting Standards as issued by the IASB standards may impact our financial position and results of operations.

We prepare our consolidated financial statement on an annual basis under IFRS Accounting Standards as issued by the IASB and interim condensed financial statements on a quarterly basis under IAS 34. The IASB is an independent body which is responsible for setting new standards and constantly improves the IFRS framework by amending existing standards and issuing new standards.

During the periods under review, we applied a number of amendments and interpretations to the existing IFRS and international accounting standards. These amendments and interpretations were reviewed by our management but did not have a significant effect on our consolidated financial statements. However, the issue of any new standards that we will be required to adopt or the adoption by us of the already issued standards that are not yet effective could lead to changes in our consolidated financial statements and may impact our reported financial position and results of operations.

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

Adverse judgments or settlements in legal disputes or government investigations or proceedings against us could result in materially adverse monetary damages or injunctive relief and damage our reputation.

We are subject to, and may become party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of business. We could be adversely affected by complaints, claims or legal actions brought by consumers, merchants, regulatory authorities, investors and others, in the ordinary course of business or otherwise, in relation to our services, technology or intellectual property, our branding or marketing efforts or campaigns or our policies or other aspects of our business. For example, we are subject to a putative class action lawsuit, as further discussed in “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.” Hepsiburada has also been subject to investigations by Turkish regulatory authorities for alleged non-compliance with Turkish competition laws. Further, in the ordinary course of our business, we have received and may receive communications in the form of letters and notices from various regulatory authorities, in relation to, among other things, requests for information and clarifications relating to our business, operations and past compliances. There can be no assurance that such complaints or claims or requests for information will not result in investigations, enquiries or legal actions by any regulatory authority against us or result in adverse judgments against us, which may subject us to liabilities or penalties and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Even if an ADS holder satisfies the conditions described in the preceding paragraph to give voting instructions, the depositary may be unable to vote the relevant common shares if we determine that the exercise of those voting rights would not be in accordance with Kazakhstan law or our charter. For example, under Kazakhstan law, the determination whether a shareholder has voting power that would make it a Major Participant or a Bank Holding is based on the number of shares with respect to which identity information has been provided, not the number of outstanding shares. Therefore, it is possible, if other shareholders fail to provide identify information, that a shareholder could be treated as a Major Participant or a Bank Holding requiring regulatory approval to exercise voting rights even if it owns less than 10% or 25% of the outstanding shares (see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities-Acquisition of Shares of Kazakhstan Banks—Major Participant status” and —Regulation—Regulation of Banking Activities-Acquisition of Shares of Kazakhstan Banks-Bank Holding status”).

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

While Kazakhstan has an established legal framework specifically dedicated to consumer lending, major amendments to the consumer lending regulations or any shifts in existing court practice or the regulator’s interpretation of the laws (including with respect to the pricing of loan products, in particular, any change to the caps on interest rates charged by financial institutions on consumer loan products, which stood at 46% as of December 31, 2025) could have a material adverse effect on our business, financial condition, results of operations and cash flows.

On July 12, 2023, the President of Kazakhstan signed the Law on Return of Illegally Acquired Assets, which regulates, among others, repatriation of assets located outside of Kazakhstan. The law targets a broad spectrum of individuals and legal entities and regulates unjust enrichment and return of illegally acquired assets by persons that hold a public office or having managerial roles in state or quasi-state entities, or persons that had influence over or connections with persons holding a public office or having managerial roles in state or quasi-state entities, and their affiliates, and that own assets exceeding 13 million Monthly Calculation Indexes (“MCI”). The MCI is set annually and is used for the calculation of benefits and other social payments, as well as the application of penalties, taxes and other payments in accordance with the Kazakhstan legislation. For 2026, the MCI is set at ₸4,325. As the enforcement practice under this new law has yet to develop, there can be no assurance as to what effect such law will have on Kazakhstan businesses and enterprises.

Regulation in Kazakhstan, some of which may be unpredictable, may also adversely impact consumers’ purchasing habits. For instance, starting in 2025, mobile devices in Kazakhstan have had to undergo International Mobile Equipment Identity verification, creating a shortage of newly available smartphones in the country. There have also been reports of blocked service on certain allegedly unverified “gray market” smartphones. This led to a lower prevalence of consumer purchases of smartphones, which has to an extent negatively impacted our Marketplace GMV, revenue and net income in 2025.

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

Existing laws and regulations, including tax and banking laws and regulations, could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Any amendment or change in the interpretation of current rules and regulations as well as any adoption of new rules and regulations could require us to alter our business operations or strategy or reduce the profitability of our current business. In addition, on January 16, 2026, a new banking law was adopted in Kazakhstan, which is scheduled to enter into force on March 19, 2026. Once effective, the new banking law could increase regulatory compliance costs, reduce the profitability of our current business and require changes to our business operations or strategy.

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

We have also implemented measures aimed at preventing our platforms from being used as a vehicle for money laundering, including “know-your-client” policies and the adoption of anti-money laundering and compliance procedures in all of our branches and banking outlets. Our responsibility unit seeks to prevent money laundering, financing of terrorist and proliferation of weapons of mass destruction by performing, among other things, the following functions:

•
identifying both transactions subject to financial monitoring and suspicious transactions and reporting such transactions to the authorized state body;
•
developing and improving policies, rules and other internal documents aimed at preventing the laundering of proceeds of crime and the financing of illicit activity (including terrorism and proliferation of weapons of mass destruction);
•
developing risk assessment criteria to assess our customers from a money laundering perspective;
•
implementing anti-money laundering training sessions for our employees and discussing our anti-money laundering procedures with employees;
•
participating in the preparation of a database of information aimed at preventing us from engaging in transactions related to the financing of terrorism and proliferation of weapons of mass destruction, in accordance with a list of terrorists and terrorist organizations, and organizations and individuals associated with the financing of the proliferation of weapons of mass destruction, provided to us by the relevant authorities; and
•
maintaining an electronic database containing a list of our suspicious customers.

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

In addition, we comply with applicable U.S., European Union (“EU”) and United Kingdom (“UK”) economic and trade sanctions, including those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce, the Office of Financial Sanctions Implementation of His Majesty’s Treasury and the Foreign, Commonwealth & Development Office of the United Kingdom, the United Nations Security Council and other relevant authorities, and Hepsiburada complies with applicable Turkish economic and trade sanctions. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Türkiye”. Our operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions or engaging in conduct that may create a risk of the imposition of secondary sanctions. We do not currently have contracts or transactions with persons or entities that are targets of U.S. blocking or other applicable sanctions, such as parties included in the Specially Designated Nationals and Blocked Persons List maintained by OFAC, or similar sanctions-related lists of designated persons maintained by EU, UK and other relevant sanctions authorities. However, any failure to timely and accurately screen our contracts and transactions may expose us to secondary sanctions, reputational harm and significant penalties, including civil and criminal fines, and even investigations of alleged violations can be expensive and disruptive. In addition, despite our adoption of sanctions screening procedures and compliance policies, there can be no assurance that through these procedures and policies we will timely and effectively detect all sanctioned business partners or contractual counterparties, including as a result of new sanctions designations, nor achieve full compliance by all of our employees or representatives for which we may be held responsible, and any such failure or violation could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the regulation of the Internet, mobile carriers and their partners could negatively affect our business.

Our business is dependent on the continued growth and maintenance of the Internet’s infrastructure, as well as our ability to market products through channels such as email and voice and text messaging. There can be no assurance that the Internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet’s infrastructure is unable to support the demands placed on it, our business may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. The reduction in the growth of or a decline in broadband and Internet access poses a risk to us.

In addition, Kazakhstan and international government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our products and services or require us to modify our products and services in order to comply with these changes. Laws, rules and regulations governing advertising and e-commerce through Internet communications and mobile carriers and their partners are dynamic, and the extent of future regulation is uncertain. Kazakhstan regulations govern various aspects of our online business, including intellectual property ownership, infringement and misappropriation, including with respect to trade secrets, the distribution of electronic communications, marketing and advertising, data privacy and security, search engines and Internet tracking technologies. Existing or future regulation could hinder growth in or negatively impact the use of the Internet generally, including the viability of Internet e-commerce, which could reduce our revenue, increase our cost of goods and services and expose us to significant liabilities. For more information, see Item 4. Information on the Company—B. Business Overview—Regulation.”

We require certain licenses, permits and approvals in the ordinary course of business, and the failure to obtain or retain them in a timely manner may materially adversely affect our operations.

We are required to obtain and maintain a number of statutory and regulatory licenses, permits and approvals in Kazakhstan and other countries where we have operations, generally for carrying out our business, some of which may expire in the ordinary course and for which we would be required to apply to obtain the approval or their renewal. For details of material consents, licenses, permissions, registrations and approvals from various governmental agencies and other statutory or regulatory authorities, see “Item 4. Information on the Company—B. Business Overview-Regulation.”

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

Further, the licenses, permits and approvals required and obtained by us are subject to several conditions, and we cannot assure you that we will be able to continue to meet such conditions, which may lead to cancellation, revocation or suspension of the relevant licenses, permits and approvals. If there is any failure by us to comply with the applicable regulations or if the regulations governing our business are amended, we may incur increased compliance costs, be subject to penalties, have our licenses, approvals and permits revoked or suffer a disruption in our operations, any of which may materially adversely affect our business and results of operations. If we do not receive any permission in a timely manner or at all, we may incur increased compliance costs, be subject to penalties and inspections, and suffer disruptions in our operations. Additionally, unfavorable changes in or interpretations of existing laws, or the promulgation of new laws governing our business and operations in Kazakhstan or other jurisdictions, such as Türkiye, could require us to obtain additional licenses and approvals. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Company.

Kaspi Bank is one of the core elements of our business. The NBK’s regulations require Kaspi Bank, which has been recognized as a systemically important financial institution with effect from January 1, 2020, to have a minimum total capital adequacy ratio (K2 ratio) of 12.0% and a Tier 1 capital adequacy ratio (K1-2) of 10.5% (both including the buffers applicable to Kaspi Bank as a systemically important financial institution), based on Kaspi Bank’s financial statements prepared under IFRS Accounting Standards as issued by the IASB. Additionally, in 2025, NBK revised the minimum reserve requirement framework, resulting in a material increase in reserve ratios and a more differentiated approach to the calculation of reserve requirements based on the currency and composition of bank liabilities. Due to the increase in minimum reserve requirements we were not able to earn interest on the additional capital amounts required to be utilized to maintain the required reserves and reserve ratios, negatively impacting our revenue and net income. Starting April 1, 2026 the NBK will introduce sectoral countercyclical buffer in amount of 2% for risk weighted assets of loans to individuals except individual entrepreneurs which comprise 83% of Kaspi Bank’s total risk weighted assets. Kaspi Bank is required to report the respective ratios to the NBK on a monthly basis. As of December 31, 2025, Kaspi Bank’s total capital adequacy ratio was 12.7% and its Tier 1 capital adequacy ratio was 12.7%, which, in each case, exceeded the minimum required by the NBK. Going forward, we plan to maintain Kaspi Bank’s Tier 1 and total capital ratios at levels above these required by NBK, including the buffers applicable to systemically important financial institutions, and to use the additional portion above this threshold for the purposes of distributing dividends to shareholders, subject to applicable law and commercial considerations (including cash requirements and future projects). These capital adequacy requirements may require us to provide capital support to Kaspi Bank or limit the amount of dividends and other distributions that Kaspi Bank may make to the Company.

In addition, the Basel Committee on Banking Supervision (the “Basel Committee”) recommends a minimum risk-based capital adequacy ratio of 8.0% and Tier 1 capital adequacy ratio of 6.5%, calculated in accordance with the Basel III International Regulatory Framework for Banks (December 2010, updated in June 2011) (“Basel III”). Kaspi Bank’s total capital adequacy ratio, calculated under Basel III, was 19.6% as of December 31, 2025, 18.3% as of December 31, 2024, and 18.1% as of December 31, 2023, in each case higher than the minimum requirement of 8.0%. Kaspi Bank’s Tier 1 capital adequacy ratio, calculated under Basel III, was 19.6% as of December 31, 2025, 17.6% as of December 31, 2024, and 17.4% as of December 31, 2023, in each case higher than the minimum requirement of 6.5%. Both ratios, the total capital adequacy ratio and the Tier 1 capital adequacy ratio, exceeded the minimum requirements recommended by Basel III. See “Item 4. Information on the Company-B. Business Overview—Regulation—Regulation of Banking Activities—Capital Adequacy, Liquidity Ratios.”

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

Under Kazakhstan law, we are a “bank holding” company by virtue of our indirect ownership of over 25% of the voting shares of Kaspi Bank. As such, the ARDFM may request us to recapitalize Kaspi Bank in the event of the deterioration of its financial condition, systemic non-compliance with prudential requirements by Kaspi Bank and in some other cases as stipulated by law. Under the Law of the Republic of Kazakhstan No. 2444 “On Banks and Banking Activity in the Republic of Kazakhstan” dated August 31, 1995, as amended (the “Banking Law”), if a bank holding company is unable to provide to our bank subsidiary funding, as required by the ARDFM, the ARDFM may apply certain responsive measures as described in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities-Authority of the ARDFM under the Banking Law-Supervisory Response Measures.”

In 2016, the NBK increased the required risk-weight for unsecured consumer lending from 100% to 150%. In 2019, the NBK changed the calculation of the risk-weight for unsecured consumer loans originating from January 1, 2020 onwards to account for consumers’ aggregate indebtedness (taking into account loans obtained from all banks in Kazakhstan) and their formal payroll. We estimate that with respect to unsecured consumer loans originated from January 1, 2020 onwards, the majority of new loans will be subject to a risk-weight of around 150%. If the NBK amends the calculation method of risk-weighted assets in the future in a way which is costly to us, we may have to reduce the rate of growth of our loan portfolio or seek to raise additional capital in order to maintain sufficient capital.

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

The Kazakhstan economy has been adversely affected by the global financial and economic crises in the past and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, past disruptions in the global financial markets have had a severe impact on the liquidity of Kazakhstan entities, the availability of credit and the terms and cost of domestic and external funding for Kazakhstan entities. This could adversely influence customer demand for various services, including those provided by and through us. As has happened in the past, financial events such as significant depreciation of the tenge, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the military conflict between Russia and Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Kazakhstan and adversely affect the Kazakhstan economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments and adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices, could slow or disrupt the Kazakhstan economy and adversely affect our business, financial condition, results of operations and cash flows. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before investing in our securities.

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

•
political uncertainty (including instability in countries such as Azerbaijan and Türkiye, and similar issues in other jurisdictions in which we operate);
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

To date, changes in the operating environment caused by the geopolitical situation involving Russia and Ukraine have had an insignificant and limited impact on our operations. Similarly, while Hepsiburada’s operations have not been affected by the conflict, changing Turkish policies towards Russia could have a material effect on Hepsiburada’s operations. Additionally, we do not have operations or assets located in Russia and we comply with applicable U.S., EU and UK economic and trade sanctions (as discussed in “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Legal and Regulatory Framework-We are exposed to the risk of inadvertently violating anti-corruption, anti-bribery, anti-money laundering, sanctions and other similar laws and regulations of Kazakhstan and other jurisdictions, and our current risk management and compliance systems may prove ineffective.”).

With respect to our operations in Azerbaijan and Hepsiburada’s operations in Türkiye, given the continuing hostilities in the Middle East and the number of parties involved, it is difficult to predict the impact, if any, of the continuing tensions on the geopolitical stability in the broader region, including Azerbaijan and/or Türkiye. Similarly, Hepsiburada’s operations in Türkiye subject it to both natural disasters (like earthquakes) and political unrest. For example, an earthquake in 2023 had a materially adverse effect on Hepsiburada’s operations. Moreover, Istanbul was the center of major anti-government protests in 2025, which resulted in the police setting up a blockade of the city that coincided with bandwidth throttling that briefly limited internet speeds. Broadly, given that Türkiye is an emerging market, Hepsiburada’s financial performance derives significantly from Turkish economic activity and political stability.

Any material adverse impact on the Azerbaijani, Kazakh or Turkish economy as a result of the relevant surrounding regional or domestic conflicts could result in a reduction in the demand from or spending of customers in Azerbaijan or Kazakhstan or of Hepsiburada in Türkiye (and, resultingly in Türkiye, display advertising and marketing spending), which would have an adverse effect on our business and results of operations.

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

On February 24, 2022, due to an external geopolitical situation, the NBK set the base rate at 13.5% with a corridor of 1 percentage point. As of November, 27, 2023, the NBK’s base rate was set at 15.75% with a corridor of 1 percentage point, on December, 2, 2024 the NBK’s base rate was set at 15.25% with a corridor of 1 percentage point, and December 1, 2025, the NBK’s base rate was set at 18.00% with a corridor of 1 percentage point. The increase in base rates has adversely impacted our customers’ ability and/or willingness to finance purchases with us, which could continue to worsen should base rates remain high or increase. Similarly, the increase has led to a rise in our funding costs, which has adversely impacted profitability in our Fintech segment. In order to maintain the stability of the financial market and support the attractiveness of tenge deposits, the Kazakhstan government announced a protection program for tenge deposits, under which tenge deposits of individuals have been provided with compensation from the Kazakhstan government’s budget resources generally equal to 10% of savings as of February 23, 2022. There can be no assurance that any further support measures, if adopted, will promote the economic stability of Kazakhstan or will not negatively impact our business, including by reducing the willingness of customers to finance purchases due to higher interest rates.

In addition, on June 5, 2022, a referendum on the amendments to the Constitution of Kazakhstan providing for, among others, limitations on the powers of the president-elect, reforming the Constitutional Council and strengthening the role of the local representative authorities was held and the proposed amendments were adopted.

Furthermore, a referendum on a new Constitution of Kazakhstan is scheduled for March 15, 2026. While the outcome of the referendum cannot be predicted, if adopted, the new Constitution is expected to enter into force on July 1, 2026. Adoption of the new Constitution may trigger extensive amendments to existing legislation, regulatory frameworks and institutional arrangements and may create a period of legal and regulatory uncertainty. For example, the impact of the removal of the constitutional priority of ratified international treaties over Kazakhstan laws on the application and enforceability of existing international treaties ratified by Kazakhstan remains uncertain. Any resulting legislative, regulatory or institutional changes could materially affect the political, legal and regulatory environment in which the Issuer operates, and their ultimate consequences cannot currently be predicted.

Kazakhstan is heavily dependent upon export trade and commodity prices.

As Kazakhstan produces and exports large quantities of commodity products (primarily oil and gas), its economy is particularly vulnerable to fluctuations in the prices of such commodities on the international markets. While the Kazakhstan government has been promoting economic reform to diversify the economy, the Kazakhstan government’s revenue continues to depend on the prices of export commodities. Weak demand in its export markets and low commodity prices, especially within the oil and gas industry, has adversely affected in the past and may adversely affect Kazakhstan’s economy in the future, which may in turn have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, in August 2025, the United States imposed a 25% reciprocal tariff on Kazakhstan. There can be no assurance that these or other tariffs will not require revisions of the Kazakhstan budget, which could adversely affect the development of Kazakhstan and, in turn, our business, financial condition, results of operations and cash flows.

Any force majeure events, including the occurrence of natural disasters or outbreaks of contagious diseases could affect the volume of international business activity and trade, resulting in a decreased demand for oil and other commodities, which may impact the macroeconomic environment globally, including in Kazakhstan. There can be no guarantee that the measures taken by the Kazakhstan government or the governments of other countries in response to any such outbreaks, will not seriously interrupt our operations or those of our merchants and consumers, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend on the performance, reliability and security of the telecommunications and Internet infrastructure in Kazakhstan and Türkiye.

Our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in Kazakhstan, where our computer hardware is currently located, and for Hepsiburada, in Türkiye. Any disruptions in, or failures of, the telecommunications and internet infrastructure in Kazakhstan may adversely affect the quality or availability of our platforms and Super Apps. The failure of telecommunications network operators to provide us with the requisite bandwidth could affect the speed and availability of our platforms and Super Apps. Hepsiburada is similarly reliant on Türkiye’s internet infrastructure to operate its business. If there were any system outages due to any internet delays, disruptions, natural disasters, restrictive actions from local authorities or any other issues with the infrastructure in Türkiye more generally, this would have a material adverse impact on Hepsiburada’s business and results of operations depending on the length and severity of the issue.

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

Our operations are primarily located in Kazakhstan and a majority of our costs are incurred in Kazakhstan. Since the majority of our expenses are denominated in tenge, inflationary pressures in Kazakhstan are a significant factor affecting our expenses. For a variety of reasons, including geopolitical factors, Kazakhstan is facing heightened inflationary pressure, impacting the cost of doing business (in both supply and labor markets). These inflationary pressures have been and could continue to be exacerbated by geopolitical turmoil and economic policy actions, and the duration of such pressures is uncertain. According to the NBK, annual consumer price inflation for the years ended December 31, 2023, 2024, and 2025 was 9.8%, 8.6%, and 12.3% respectively. A period of sustained inflation, coupled with high interest rates, could lead to market instability, new financial crises, a decrease in loan origination, an increase in borrower defaults, fewer products on our Marketplace Platform, reductions in consumer purchasing power and the erosion of consumer confidence, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may also face risks from inflationary pressures in other jurisdictions where we operate. For example, the Turkish economy has experienced significant inflationary pressures with year-over-year consumer price inflation rates rising as high as 69.7% in the late 1990s and early 2000s, and a rapid surge in inflation beginning in 2022 due to numerous factors. The current forecast for inflation in Türkiye in 2026 is 23.2%, according to the EIU. If the high inflation environment worsens or if new economic developments arise that have a similar effect, the resulting impact on consumer behavior and on our expenses may continue to have an adverse effect on growth, revenue, profitability and financial position of our Hepsiburada investment.

Exchange rate fluctuations could have an adverse impact on our business.

Since the NBK’s adoption of a floating rate exchange policy for the tenge in 1999, the currency has fluctuated significantly, particularly during periods of volatility on the global financial and commodity markets. As of December 31, 2025, the official tenge to U.S. dollar exchange rate reported by the NBK was ₸505.53 per $1, compared to ₸525.11per $1 and ₸454.56 per $1 as of December 31, 2024 and 2023, respectively.

Our assets, liabilities, share capital and equity are denominated in tenge, and we also declare dividends on our common shares in tenge. As a result, any significant devaluation of the tenge against the U.S. dollar will lead to a decrease in the U.S. dollar equivalents of these amounts. In addition, as of December 31, 2025, 2024, and 2023, 15%, 9%, and 9% of our total financial liabilities, respectively, consisted of borrowings denominated in currencies other than the tenge. Additionally, following our acquisition of a controlling stake in Hepsiburada in 2025, our international operations account for a more significant portion of our overall operations and our exposure to fluctuations in foreign currency exchange rates has increased.

While we have a substantially similar amounts of assets in foreign currencies, any significant devaluation of the tenge against the U.S. dollar or other foreign currencies will increase our interest expense and fees. A devaluation of the tenge against the U.S. dollar or other foreign currencies could also result in a further outflow of tenge deposits and increase our actual interest expense and fees on our foreign currency-denominated liabilities. Any of these developments may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Moreover, as relevant to Hepsiburada, the Constitutional Court of Türkiye’s annulled Article 1 of the Law on the Protection of the Value of Turkish Currency in October 2025, which constituted the statutory basis for regulations governing foreign exchange and capital movements. The Constitutional Court postponed the effective date of the annulment until July 15, 2026. Until new legislative arrangements are enacted, this may result in regulatory uncertainty and inconsistent interpretation or application of the rules relating to capital movements and foreign exchange transactions in Türkiye.

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

We face risks of corruption and other business-environment weaknesses.

As in many other emerging market jurisdictions, the incidence and perception of elevated levels of corruption remains a significant issue in Kazakhstan. With respect to available data, Kazakhstan was ranked 96 out of 182 countries in Transparency International’s 2025 Corruption Perceptions Index, with a score of 38 (with 1 being the most corrupt score and 100 being the least corrupt). Kazakhstan’s business climate and competitive indicators are also negatively affected by the need for reform in investor protection arrangements, the cost of establishing a business, the tax system, resolving insolvency and contract enforcement.

Failure to address continued or perceived corruption and governance failures in the public sector and any future allegations, or perceived risk, of corruption in Kazakhstan could have a material adverse effect upon Kazakhstan’s ability to attract foreign investment, which could, in turn, have a material adverse effect on Kazakhstan’s economy.

We also face similar risks in other countries where we operate. For instance, Türkiye (where Hepsiburada is located) was ranked 124 out of 182 countries in Transparency International’s 2025 Corruption Perceptions Index, with a score of 31.

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

We cannot ensure the accuracy of official statistics and other data in this annual report published by government authorities.

Official statistics and other data published by government authorities may not be as complete or reliable as those of more developed countries. Official statistics and other data may also be produced on different bases from those used in more developed countries. We have not independently verified such official statistics and other data and any discussion of matters relating to Kazakhstan or Türkiye in this annual report is, therefore, subject to uncertainty due to questions regarding the completeness or reliability of such information. Specifically, investors should be aware that certain statistical information and other data contained in this annual report have been extracted from official Kazakhstan government sources and were not prepared in connection with the preparation of this annual report.

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

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If the Company were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-Material Tax Considerations-U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by the Company. Based on the current and anticipated profile of our income, assets and operations, we do not believe that the Company was a PFIC in the most recently ended taxable year (i.e., 2025) or currently expect the Company to become a PFIC in the current taxable year (i.e. 2026) or in the foreseeable future for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, and there are uncertainties as to the application of various PFIC rules to the Company’s income and assets, there can be no assurance that the Company will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding the PFIC status of the Company in any taxable year. U.S. Holders should consult their own tax advisers about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Item 10. Additional Information—E. Taxation—Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Kazakhstan’s taxation system and the taxation systems of other countries where we operate are subject to frequent changes.

Kazakhstan’s taxation system is continually evolving and is subject to frequent and, at times, ambiguous changes, which could have an adverse effect on our business, financial condition, results of operations and cash flows. For example, the Kazakhstani government recently imposed a 10% tax on revenue from government securities, which has resulted in higher tax expenses for the Company. On July 18, 2025, the Tax Code of the Republic of Kazakhstan No. 214-VIII dated July 18, 2025, as amended (the “Tax Code”) was adopted and entered into force on January 1, 2026. The Tax Code replaced the Code of the Republic of Kazakhstan “On Taxes and Other Obligatory Payments to the Budget” dated December 25, 2017. The Tax Code introduced, among other changes relevant to our business, an increase in the corporate income tax rate applicable to second-tier banks from 20% to 25% (preferential 20% rate will remain on income generated from lending to business entities) and the 50% reduction of the existing tax exemption for certain financial transactions of second-tier banks. These changes have resulted in a higher tax burden and could adversely affect our financial condition, results of operations, and business activities. While the new Tax Code has been adopted, the practical application and interpretation of certain provisions may continue to evolve, and the full extent of their impact on our business cannot yet be determined. Additionally, the Tax Code, and tax provisions of the Constitutional Law of the Republic of Kazakhstan “On Astana International Financial Center” (the “AIFC Law”) have been in force for a short period relative to the tax laws and regulations in more developed market economies and, therefore, risks of tax assessments within its jurisdiction are more probable than in nations with more developed tax systems. Our operations are principally conducted and most of our assets are located in Kazakhstan and, therefore, shortcomings of the Kazakhstan taxation system could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As relevant to our operations in Türkiye, Hepsiburada is subject to a variety of taxes including, but not limited to, corporate income tax, withholding tax, value added tax, payroll taxes and social security taxes, among others. A change in applicable corporate tax rates or in general of any tax rule or interpretation made by tax authorities may impact Hepsiburada’s net results of operations. From time to time, there are changes to tax rates by governmental authorities. Additionally, from time to time, Hepsiburada has been and may continue to be subject to tax audits by the Turkish tax authority, which can be time consuming, divert efforts and resources of management and may result in large charges or fines that could have an adverse impact on our financial condition. Finally, we may be harmed by new or amended Turkish tax laws applicable to Hepsiburada’s industry. For example, in March 2020, a digital service tax took effect in Türkiye imposing a tax on revenue generated from a broad range of digital services, including digital advertising, digital content sales and digital platform services. As a result, Hepsiburada is obliged to deduct withholding tax on behalf of merchants selling through its platforms as an offset to the income taxes payable by such merchants, due to its role as an intermediary service provider, as defined in applicable law. Although the new rules have not introduced a new tax liability for Hepsiburada, it is exposed to increased compliance risks in connection with the performance of its new obligations. Moreover, merchants may choose not to sell through Hepsiburada’s marketplaces and instead sell directly to customers or offline to avoid the application of the withholding tax. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Türkiye”.

As a consequence of the complexities around legal interpretations and the taxation mechanisms, the shortcomings of legal techniques, as well as gaps and contradictions that exist in the tax legislation, there are frequently different interpretations of the tax legislation by taxpayers and the tax authorities. During settlements of tax disputes, the tax authorities and courts often issue decisions in favor of the state. Therefore, taxation in Kazakhstan and other countries where we operate is often unclear or inconsistent and may result in unexpected tax assessments and liabilities that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

References to IFRS Accounting Standards as issued by the IASB in the Tax Code could result in adverse tax assessments for our business.

A significant part of the Tax Code contains direct links to IFRS Accounting Standards as issued by the IASB, which makes IFRS an important and considerable factor within the Kazakhstan tax system. Therefore, since IFRS Accounting Standards as issued by the IASB is built on the “substance over form” principle, the application of certain principles and methods of IFRS is a matter of professional judgment, which may result in tax disputes between us and the tax authorities. During tax audits, the tax authorities sometimes interpret IFRS Accounting Standards as issued by the IASB in a way that could differ from the professional judgment of financial reporting specialists or auditors. In addition, the tax authorities issue letters where they give their own interpretation of IFRS Accounting Standards as issued by the IASB, which may fail to take into account all aspects of application of standards.

The complicated nature of the application of IFRS Accounting Standards as issued by the IASB in the Kazakhstan taxation system entails a risk of ambiguous interpretation and practical application of IFRS provisions by taxpayers and the tax authorities, and may, therefore, lead to additional and, potentially, material, tax assessments on us that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The Tax Code provides relief from withholding tax in respect of capital gains derived by the ADS Holders from the disposal of the ADSs on a stock exchange operating in Kazakhstan under the open trade method if the ADSs are included into the official list of such stock exchange on the date of their disposal. The Tax Code provides relief from withholding tax in respect of dividends paid to the ADS Holders (both individuals and legal entities) if the ADSs are included into the official list of a stock exchange operating in Kazakhstan on the date when the dividends are accrued.

In addition, since January 1, 2023, under the new amendments to the then in force Tax Code and the AIFC Law, a mere inclusion of securities on the official list of a stock exchange operating in Kazakhstan (including the KASE and the AIX) is not sufficient to benefit from exemption of dividends on such securities from taxes. The dividend tax exemption applies only if there has been certain trading in such securities (the “Active Trading Criteria”). The Active Trading Criteria include (i) the volume of executed deals with the securities in question being not less than ₸25 million a calendar month, and (ii) the number of executed deals with such securities being not less than 50 a calendar month. According to the recent changes, in addition to the above criteria, for KASE listed securities the following additional criterion must be satisfied: the placement of securities must be carried out through an IPO (Initial Public Offering) or SPO (Secondary Public Offering), or the number of securities in free float (excluding shares held by the issuers and certain insider or affiliated individuals or entities) must be at least 10% of the total number of issued securities, excluding those repurchased by the issuer. When calculating the number of securities in free float, the total number of issued securities, net of those repurchased by the issuer, excludes securities owned by: the state; the issuer’s officials and their close relatives; legal entities in which the issuer’s officials and their close relatives are major shareholders or hold a significant stake in the assets and/or serve as officials; legal entities in which the issuer’s major shareholders and their close relatives are major shareholders or hold a significant stake in the assets and/or serve as officials; subsidiaries of the issuer and subsidiaries of the issuer’s major shareholder; persons who individually own at least 10% of the total number of issued securities of the issuer, excluding those repurchased by the issuer. The KASE and the AIX are required to publish on their websites information on securities satisfying these criteria monthly and quarterly, respectively.

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

Mr. Vyacheslav Kim, Mr. Mikheil Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited together beneficially own 66.5% of our outstanding share capital. Accordingly, these shareholders have significant influence over our strategy, management, policies and affairs and over all matters requiring shareholder approval, including the election of members of our board of directors, amendment of our charter, issuance of additional common shares and approval of certain actions requiring the approval of a majority of our shareholders, such as dividends and significant corporate transactions. While we believe that such influence has been, and will continue to be, important in the development, pursuit and implementation of our strategy, management, policies and affairs, there can be no assurance that the interests or views of Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited in relation to the development of our business will coincide with those of other shareholders and ADS holders. Since these shareholders collectively own a majority of our common shares, this will give them control, if they were to act jointly, over us and the ability of ADS holders to influence our conduct will be limited. Potential conflicts may arise if Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited choose not to approve matters which would otherwise be in the interests of the remaining shareholders. Any divergence of interests of Mr. Kim, Mr. Lomtadze, Fintech Partners Limited and Asia Equity Partners Limited and ADS holders may adversely affect the market price of the ADSs.

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

As a holding company, the Company’s principal source of cash flow is, and will continue to be, distributions from our key operating subsidiaries, Kaspi Bank, Kaspi Pay, Kaspi Travel, Kaspi Shop and Kaspi Office. Therefore, our ability to fund and conduct our business and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities and have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise, and their ability to distribute cash to us may also be subject to, among other things, availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions, including capital adequacy requirements applicable to Kaspi Bank. See “Item 3. Key Information—D. Risk Factors—-Risks Relating to Our Legal and Regulatory Framework—Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Company.” Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our key operating subsidiaries generate profits in tenge and any dividends paid to holders of the ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the tenge against the U.S. dollar and other currencies may have a material adverse effect on the dividend amounts received by holders of the ADSs. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business and pay dividends, if any, could be adversely affected.

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
•
the sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time;
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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on January 1, 2027, which are more detailed and extensive than the forms available to a foreign private issuer, including the need to file quarterly reports on abbreviated timelines. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S.-listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

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

We previously concluded we did not maintain effective internal control over financial reporting as of December 31, 2023 due to several material weaknesses. We have since remediated these material weaknesses, and determined that our internal control over financial reporting (as well as our disclosure controls and procedures) as of December 31, 2025 were effective. For more “Item 15 Controls and Procedures-Changes in Internal Control Over Financial Reporting.” However, we cannot be certain that our internal control over financial reporting will be considered effective going forward especially as we incorporate Hepsiburada’s business. If we identify additional material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting is effective under Section 404(a), or, once required by SEC rules, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or expresses an adverse opinion, under Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports, causing a material adverse impact on the market price of the ADSs. If any of this occurs, we may be subject to litigation or regulatory enforcement actions, and we may also be unable to remain listed on Nasdaq. Finally, future steps to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, could require us expend significant resources and divert our management’s attention, thus adversely impacting our business and financial condition.

The obligations associated with being a public company require significant resources and management attention.

As a public company in the United States, we have incurred and will continue to incur legal, accounting and other expenses that we did not previously incur. We are subject to a broader scope of laws, regulations and standards, including the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, and therefore, potentially subject to a broader scope of fines and penalties under U.S. securities laws than when we were a private company. Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition, results of operations and cash flows. It also may require us to make detailed narrative and financial statement disclosures regarding risks, initiatives and other matters confronting us. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective disclosure controls and procedures and internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition, results of operations and cash flows. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, financial condition, results of operations and cash flows could be materially adversely affected.

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

To the extent that we declare and pay dividends on our common shares, holders of the ADSs on the relevant record date will be entitled to receive dividends payable in respect of our common shares underlying the ADSs, subject to the terms of the deposit agreement. We intend to pay dividends annually in the amount of at least 50% of net income, calculated under IFRS Accounting Standards as issued by the IASB (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy”). Any payment of dividends on common shares based on quarterly or half-year results is made pursuant to the decision of the general meeting of shareholders. Any decision on the payment of dividends on common shares based on full-year results shall be adopted by the annual general meeting of shareholders. Any future determination regarding the declaration and payment of dividends, if any, will, therefore, be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which it receives distributions from our subsidiaries.

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
•
changes in interest rates;
•
implementation of new or existing tariffs on products from Kazakhstan;
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

Accordingly, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies in periods of volatility in the overall market and in the market price of a company’s securities. For example, we are subject to a putative class action lawsuit, as further discussed in “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings.”

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason. In addition, ADS holders may not be able to cancel their ADSs and withdraw common shares when they owe money for fees, taxes and similar charges or if the depositary has temporarily closed its books for cancellation of ADSs, which it is permitted to do in certain circumstances as provided in the deposit agreement.

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

Under the terms of the deposit agreement, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. However, it may be unlawful or impractical to make a distribution other than cash available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs. This means that, as a holder of ADSs, you may not receive the distributions we make on our common shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

For a discussion of the important events in the development of the Company’s business since January 1, 2025 through the date of this annual report.

For information on our primary capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.” For the fiscal year ended December 31, 2025, our breakdown of capital expenditures in Kazakhstan and outside of Kazakhstan were 79% and 21%, respectively. For the fiscal year ended December 31, 2024, our breakdown of capital expenditures in Kazakhstan and outside of Kazakhstan were 99.62% and 0.38%, respectively, and for the fiscal year ended December 31, 2023 were 99.64% and 0.36%, respectively. There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares since January 1, 2025.

There have been no principal divestitures since January 1, 2024.

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

B.
BUSINESS OVERVIEW

OUR BUSINESS

Our Mission

Our mission is to improve people’s daily lives by developing innovative, highly relevant, world-class mobile services. Our ambition is to build business serving 100 million users. Today we serve around 27.5 million users including 15.7 million users in Kazakhstan and 11.8 million users in Türkiye.

During 2025 we acquired a controlling stake in Hepsiburada, a leading e-commerce platform in Türkiye. As there was no meaningful prior period comparison due to Hepsiburada acquisition in 2025, all numbers in this section are provided excluding Türkiye, unless explicitly said otherwise.

In Kazakhstan we operate a two-sided Super App business model which we believe is unique: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include marketplace, payments and fintech solutions for both consumers and merchants. We believe our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which result in strong consumer and merchant engagement.

As of December 31, 2025, the number of Monthly Transactions per Active Consumer was 77. We believe that more consumer frequency attracts merchants; more merchants improve selection and price; better selection increases conversion; payments and fintech deepen engagement and lower risk and acquisition costs.

For the year ended December 31, 2025, our consolidated revenue and consolidated net income was ₸4,046 billion ($8,004 million) and ₸1,068 billion ($2,112 million), respectively, which represented an increase of 60% and 1%, respectively, compared to the year ended December 31, 2024.

For a breakdown of our total revenues and non-current assets by geographic market for each of the past three years as required by Item 4.B of Form 20-F, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Principal Assets.”

Our Super App Model

Being “Super App first” is at the core of everything we do and is a key factor behind our success in Kazakhstan. We call our mobile applications Super Apps because, unlike single-purpose apps, our apps integrate different and complex services that are used on a daily basis in one place, in a way that is simple and seamless for users.

As of December 31, 2025, the Kaspi.kz Super App in Kazakhstan had approximately 15.7 million Average MAU and Kaspi Pay Super App had approximately 764,000 Active Merchants. The Kaspi.kz Super App’s services are accessed by 68% of Average MAU on a daily basis, which is equivalent to 10.7 million Average DAU. We believe Kaspi.kz Super App has one of the highest engagement metrics among mobile applications globally.

Our Super Apps

Note: Data as of December 31, 2025.

With the Kaspi.kz Super App, consumers can shop online with fast, and in most cases free delivery, find and shop at local merchants, purchase groceries with our e-Grocery service, book travel and holidays with Kaspi Travel, pay with Kaspi QR throughout Kazakhstan, shop with our BNPL products, purchase and redeem gift certificates, pay their household bills, receive consumer and car finance, and save for the future with our deposit products, among other services. With integrated Government Services, consumers can also access digital documents, including their passport, renew their driving license, transfer car ownership and complete car registration, register businesses, pay taxes, apply to register a marriage and obtain a birth certificate, amongst other government services.

In 2025 we launched Kaspi Alaqan, pay-by-palm. With this innovative service, consumers can pay without their card, phone and when mobile internet is not available.

With the Kaspi Pay Super App, merchants can promote their business and sell products through our Marketplace Platform, organize nationwide delivery using the Kaspi Delivery Smart Logistics Platform and participate in our promotional events. In recent years we have built a range of advertising services for merchants and brands. With Kaspi Advertising we place advertising not only on the Kaspi.kz Super App but across third party platforms, including Instagram, Facebook, Tik Tok and Google. Our Business Deposit product enables merchants to earn interest on their excess cash balances. Merchants can also access working capital and Buy-inventory-now-pay-later financing (unsecured financing usually for up to one month for merchants to purchase inventory) (“BINPL”). Merchants can also issue and instantly settle invoices, accept payments, pay suppliers, track their turnover and use complimentary cash register software, among other services. Merchants have access to Government Services, including tools to issue fiscal receipts for all types of payments, calculate and pay their taxes, and file tax reports.

Kaspi Classifieds and Kaspi Jobs allows merchants and consumers to advertise used and new goods, services and jobs to consumers. Kolesa.kz and Krisha.kz extend our classifieds to include Kazakhstan’s leading car and real estate online marketplaces, respectively.

Kaspi Ai for partners enables our Marketplace merchants to quickly and easily build out high quality product listings, including artificial intelligence powered photos, product descriptions and features.

We believe that the combination of integrated merchant and consumer Super Apps, with multiple services and highly relevant AI tools creates a more powerful business model than single-purpose payments or shopping apps. Users of our Super Apps value our existing products and, as a result, they can quickly adopt new products as they are introduced. We believe that our integrated merchant and consumer Super Apps enable faster user adoption of new features and products with lower marketing and operating costs than if the same service was provided through separate apps with different brands.

Leading and trusted brand

High-quality, innovative digital services available through our Super Apps have helped us make the “Kaspi” brand among the most recognized and popular brands in Kazakhstan. Based on the results of a survey of approximately 6,000 respondents conducted by KResearch (Kantar Group Ltd.’s representative in Kazakhstan) for the period from January 2025 to December 2025, Kaspi.kz, Kolesa.kz and Krisha.kz was number one with respect to brand awareness among customers across our major product categories:

•
#1 in mobile applications, with 47% of respondents naming Kaspi.kz, compared to 8% for the #2 brand;
•
#1 in e-commerce, with 44% of respondents naming Kaspi.kz, compared to 14% for the #2 brand;
•
#1 in payments, with 79% of respondents naming Kaspi.kz compared to 6% for the #2 brand;
•
#1 in travel, with 54% of respondents naming Kaspi.kz, compared to 13% for the #2 brand;
•
#1 in consumer finance, with 53% of respondents, naming Kaspi.kz compared to 12% for the #2 brand;
•
#1 in deposits, with 59% of respondents naming Kaspi.kz, compared to 17% for the #2 brand;
•
#1 in Kazakhstani internet sites/apps, with 34% of respondents naming Kaspi.kz, compared to 10% for the #2 brand;
•
#1 in e-Shops with low prices, with 29% of respondents naming Kaspi.kz, compared to 12% for the #2 brand;
•
#1 in car classifieds, with 74% of respondents naming Kolesa.kz, compared to 8% for the #2 brand; and
•
#1 in real estate classifieds, with 74% of respondents naming Krisha.kz, compared to 16% for the #2 brand.

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

Key Payments Platform services for consumers include P2P Payments (enabling consumers to transfer and receive money from other consumers instantly on the Kaspi.kz Super App), Kaspi QR for in-store and online purchases (enabling end-to-end payments functionality between consumers and merchants using the Kaspi.kz and Kaspi Pay Super Apps). In Kazakhstan Kaspi QR is directly integrated with other local banks and internationally with AliPay+ and its global partner network. Household Bill Payments (enables consumers to pay recurring bills via the Kaspi.kz Super App for various services commission free). Kaspi Gold is a digital account that can be opened in the Kaspi.kz Super App, with consumers identified using Kaspi ID biometrics technology.

In December 2025 we launched Kaspi Alaqan, a pay-by-palm service. Nationwide rollout of this service is planned for later this year.

Payments Platform services for merchants include acquiring services (enabling merchants to accept in store and online payments from consumers using various technologies), B2B Payments (enabling suppliers and merchants to digitally and instantly settle invoices seamless between themselves), Kaspi Shopping Register (cash register software in the Kaspi Pay Super App), Kaspi Restaurants (vertical specific payments and business management tools) and the Kaspi Pay business account (which is opened by merchants after onboarding onto the Kaspi Pay Super App). Additionally, tax reports and payments help merchants calculate their taxes and file tax reports.

For the year ended December 31, 2025, net income and TPV of our Payments segment were ₸433 billion and ₸44,219 billion, respectively, which represented an increase of 13% and 19%, respectively, compared to the year ended December 31, 2024. For the year ended December 31, 2025, TPV of our Payments segment including Türkiye was ₸46,350 billion, which is an increase of 24% compared to the year ended December 31, 2024.

Marketplace Platform

Our Marketplace Platform is fully integrated into our Super Apps and connects both online and offline merchants with consumers, enabling consumers to purchase a broad selection of products and services from a wide range of merchants. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery) and part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers. In the fourth quarter of 2025, we decided to discontinue the “1P” part of our e-Cars business because it is a capital-intensive business with limited possibility to replicate in other markets. All Marketplace services except for Türkiye are integrated with our Fintech and Payments Platforms.

e-Commerce offers product selection, purchase and delivery of general goods, travel services and groceries. e-Cars includes a range of solutions for all types of auto-related purchases, including spare parts. m-Commerce brings a digital shopping experience to a merchant’s physical location. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets, holidays within Kazakhstan and internationally.

Kaspi AI for partners is used across all our platforms. In Marketplace in-house tools help merchants to quickly and easily build out high quality product listings, including AI powered photos, product descriptions and features, in order to drive higher click-through and conversion rates.

Kaspi Delivery Smart Logistics Platform integrates third-party delivery partners with customer orders placed through our e-Commerce service. For the year ended December 31, 2025, approximately 58% of deliveries were made to our network of 10,441 Kaspi Postomats (APMs), which offers a fully integrated experience within the Kaspi.kz Super App. Kaspi Postomats improve delivery speed and reduce last-mile costs, supporting conversion and unit economics.

Kaspi Advertising provides advertising campaigns on our Marketplace Platform, through which merchants may display ads on the Kaspi.kz Super App to users through product searches, suggested products and banner ads. With our third party advertising network, we place advertising on third party platforms including, Facebook, TikTok and Google. For us what matters is that our merchants sell more and Kaspi Advertising places advertising across our network, in order to give our advertisers the best possible return. We grow advertising while protecting consumer trust through relevance and measurement, not by degrading organic results.

Kaspi Classifieds and Kaspi Jobs include advertising for used and new goods, services and jobs. Kolesa.kz and Krisha.kz extend our classifieds to include Kazakhstan’s leading car and real estate online marketplaces, respectively.

For the year ended December 31, 2025, revenue from our Value-Added Services (VAS), which are Advertising (including Classifieds) and Delivery was equivalent to 2.3% of Marketplace 3P GMV.

For the year ended December 31, 2025, net income and GMV of our Marketplace segment were ₸369 billion and ₸6,657 billion, respectively, which represented an increase of 6%, and 11%, respectively, compared to the year ended December 31, 2024.

In 2025 all our business in Türkiye was part of our Marketplace segment. For the year ended December 31, 2025, net income of our Marketplace segment including Türkiye was ₸280 billion, which is a decrease of 20% compared to the year ended December 31, 2024. For the year ended December 31, 2025, GMV of our Marketplace segment including Türkiye was ₸9,053 billion, which is an increase of 52% compared to the year ended December 31, 2024.

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

We originate 99.9% of our lending transactions in less than six seconds. Speed of underwriting is enabled by automated underwriting using proprietary data and external bureau checks, while maintaining low Cost of Risk.

We lend only in local currency. To minimize foreign exchange rate mismatch risk, we fund our financing products mainly using deposit products, which were predominantly denominated in Tenge (93% as of December 31, 2025).

For the year ended December 31, 2025, net income and TFV of our Fintech segment were ₸355 billion, and ₸11,652 billion, respectively, which represented an increase of 9%, and 13%, respectively, compared to the year ended December 31, 2024. For the year ended December 31, 2025, TFV of our Fintech segment was ₸11,717 billion including Türkiye, which is an increase of 14% compared to the year ended December 31, 2024.

Government Services

As of December 31, 2025, 12.2 million people in Kazakhstan had visited our Government Services platform through our Kaspi.kz Super App.

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

Kazakhstan’s leading Super Apps with powerful self-reinforcing network effects

For consumers, the Kaspi.kz Super App is the most recognized mobile app in Kazakhstan, with 15.7 million Average MAU as of December 31, 2025. As of December 31, 2025, our Average DAU to Average MAU ratio reached 68% and the number of Monthly Transactions per Active Consumer was 77. With our popular products and services available through our Super Apps, consumers and merchants can manage their day-to-day household and business needs in one place. Our products are highly integrated, which we believe improves the user experience and increases engagement.

With our two-sided Super App business model, the Kaspi.kz and Kaspi Pay Super Apps connect and facilitate transactions between and among consumers and merchants: popular payments and shopping products on our platforms result in our customers adopting more of our services and transacting more frequently using our Super Apps.

Our product and service offerings are further supported by financing options for both consumers and merchants through our Fintech Platform, which contributes to higher engagement. These self-reinforcing network effects create additional value for users and enable us to rapidly scale new services.

Our common brand and single Super Apps technology platform leads to high levels of operational efficiency and offer a powerful mix of scale and profitability. We aim to keep growing transaction volumes, revenue and net income by increasing engagement and by expanding the range of services available through our Super Apps.

We typically target large addressable markets, such as grocery, travel and digital advertising, where scale translates into meaningful net income and net income growth. As a result, we believe our Super App business model creates a structurally more profitable business than a stand-alone equivalent model, as evidenced by our robust net income growth of 10% year-over-year for the year ended December 31, 2025.

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

Kaspi Delivery Smart Logistics Platform is our in-house developed technology platform designed to provide a best-in class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. The technology enables third-party couriers to deliver orders for us, selects the most efficient and fastest delivery route, provides real-time tracking of orders, estimates delivery times and provides a mobile application for couriers.

We believe our AI tools improve our business processes, make delivery more efficient and contribute to low levels of credit risk and fraud in our business amongst other areas. Kaspi AI assistant for partners is designed to help Marketplace merchants generate professional titles and photos, detailed product descriptions and can analyze similar items sold to recommend the most appropriate price. Consumers benefit from more personalized search results, which all together leads to higher click-through and conversion rates.

Kaspi QR and Kaspi Alaqan pay-by-palm technology provides end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants using the Kaspi POS Terminal or Kaspi Mobile POS.

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

We introduced a Long Term Incentive Plan (LTIP) program in 2020, which now includes approximately 300 senior executives and other key personnel that are eligible to receive stock options. Our equity-settled LTIP program differentiates our corporate culture in Kazakhstan and incentivizes our best employees over the long term.

Our Growth Strategy

Our core growth initiatives are based upon the following pillars:

Capitalizing on structural growth in digitalization

Over the next decade, we believe digitalization will remain a powerful driver of economic transformation globally, and particularly in Kazakhstan, Türkiye and the surrounding region.

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

For our Fintech Platform, we see opportunities for increased adoption of innovative consumer digital financial products.

In addition, our financing products for SMEs are aimed at bringing affordable digital financing to previously underserved small businesses and individual entrepreneurs, which we believe offers a significant growth opportunity in the medium term.

In underpenetrated segments, increase adoption of existing digital services

We have a strong track record of increasing user adoption of less penetrated businesses by designing high quality products that are relevant to the large and engaged user base of our more mature platforms and servicers.

With 15.7 million Average MAU as of December 31, 2025, who in turn can shop at approximately 764,000 Active Merchants, there is still a significant opportunity to grow less penetrated products and services. Going forward, we expect to grow less mature services including e-Commerce, Kaspi Travel’s full range of products, e-Grocery and Kaspi Classifieds. With consumer penetration across our full range of Super App services still low, a significant opportunity remains.

Consumer Services Penetration

Note: % of 15.7M Average MAU data as of December 31, 2025;

Within our Marketplace Platform, there is an opportunity to further increase e-Commerce penetration, as its consumers comprised only 47% of our Average MAU for the year ended December 31, 2025. We have taken several strategic steps with the aim to increase adoption and engagement. In particular, we have added more e-Commerce merchants across more shopping verticals, with more SKUs, expanded free delivery, launched gift cards and increased the number of Kaspi Postomats.

Similarly, Kaspi Travel comprised only 19% of our Average MAU for the year ended December 31, 2025. We expect Kaspi Travel’s international package holidays to continue to see strong growth. More recently launched holidays within Kazakhstan should also make a growing contribution to Kaspi Travel’s GMV growth.

With only 9% of our Average MAU and ₸206.3 billion GMV for the year ended December 31, 2025, e-Grocery is our most underpenetrated major business and offers a significant market opportunity and growth potential. With the Kaspi.kz Super App, and with the use of data and modern digital products, we continue to aim to transform the grocery shopping experience and turn e-Grocery into a major player in the overall grocery market.

Among our merchants, financing products for SMEs and individual entrepreneurs were only used by 24% of merchants for the year ended December 31, 2025. Over time as merchants grow and digitalize their businesses, embedded financing is likely to become an increasingly integral part of their operations.

Kaspi Advertising and Kaspi Delivery are earlier-stage Marketplace products only used by 7% and 12% of merchants, respectively, as of December 31, 2025. We expect their direct monetization to become more meaningful over time.

Merchant Services Penetration

Note: % of 764K Active Merchants data as of December 31, 2025;

Develop new innovative digital services

With a wide and growing range of Super App products that customers use regularly, we aim to continue developing products that will bring significant utility to consumers and merchants, deliver strong and profitable growth, and create further value for all our stakeholders.

In the last five years, among other services, we have launched Kaspi AI Assistant, Kaspi AI for merchants, Kaspi Alaqan, e-Grocery, Kaspi Restaurants, Kaspi Travel, Kaspi B2B Payments, Kaspi Postomats, Classifieds, Merchant and Micro Business Finance, Kaspi Advertising, Merchant Cashback, digital Kaspi Gift Cards, Kaspi Cash Register, Business Deposit for Merchants and Buy Inventory Now and Pay Later. All these services, in our opinion, represent sizeable medium-term growth opportunities.

In the fourth quarter of 2025, we launched Kaspi Alaqan, pay-by-palm. The service is the latest example of how we continue to lead through innovation. Consumers can pay without their card, phone and when mobile internet not available. We started to roll out Alaqan in Almaty in December, with rollout across the rest of Kazakhstan planned for 2026. We believe the early results have been impressive, in February 2026, after less than three months, more than 500,000 customers registered, more than 5000 merchants accepting payments and penetration of pay-by-palm is more than 9% of all Kaspi.kz transactions at stores where Kaspi Alaqan is available.

We can also grow Payments Platform’s addressable market, by developing vertical specific services. We believe Kaspi Restaurants helps restaurants offer a better service, generate more sales and reduce costs. As part of our focus on restaurants, we have integrated Glovo into our Super App. Glovo is owned by Delivery Hero and is one of Kazakhstan’s leading restaurant delivery apps. Consumers benefit from another high-quality product and the convenience of being able to transact seamlessly with Kaspi Pay.

In Payments we have integrated Kaspi Pay QR with 7 local banks, 1 bank from Kyrgyzstan and more are likely to be added in the future. We have also integrated with AliPay+ and its global partner network. This gives our merchants and consumers more options to transact with Kaspi.kz in Kazakhstan and when holidaying or doing business internationally. It also makes it easier for overseas visitors to spend when they’re visiting Kazakhstan.

Kaspi POS Register integrates a cash register in the Kaspi Pay Super App with our POS network. This product enhances the value of Kaspi Pay by allowing merchants to digitally register their sales and providing the necessary tax receipts and is useful for sales forecasting. POS Register gives us insights into consumer spending in Kazakhstan. Since its launch in 2023, 40% of our merchants have adopted POS Register.

In recent years we have built a range of advertising products, to help Marketplace merchants sell more. Merchant Cashback is a recent addition. Merchants choose the products they wish to offer cashback on, the amount of the cashback and select the segment of customers they wish to reach. Cashbacks are funded by the merchant and help to reinforce the price competitiveness of Marketplace.

We have long been the market leader in local currency consumer deposits, but historically never had a dedicated savings account for merchants. We launched Business Deposit for merchants in mid-August 2024, and by the end of 2025 already had 138,000 accounts and ₸229 billion in deposits. Our merchants earn a competitive rate of interest, which is accrued daily, and have immediate access to their money. Merchant deposits give us an additional source of funding. In 2025 we broadened the range of consumer term deposits we offer with 3 months term deposits. Consumers receive a high interest rate and can make top-ups at any time.

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

Replicate successful track record into new geographies

On January 29, 2025, we acquired a controlling stake in Hepsiburada. Hepsiburada is a leading e-Commerce platform in Türkiye. Founded in 2000, Hepsiburada has been one of the early pioneers of the digitalization of commerce in Türkiye and has become a household brand in that country. In our opinion, the e-Commerce market in Türkiye offers significant potential for growth over the medium-term, and we see scope to expand Hepsiburada’s range of services for consumers and merchants in much the same way as we have done in Kazakhstan. Hepsiburada operates a hybrid model combining a first-party Direct Sales model (1P model) and a third-party Marketplace model (3P model).

In March 2025 Kaspi.kz entered into a purchase agreement with Rabobank Group, relating to the acquisition of Rabobank’s Turkish subsidiary Rabobank A.Ş. Rabobank A.Ş. is a fully licensed bank in Türkiye. With a banking license, Kaspi.kz will be able to launch deposit products and other financial services in Türkiye. The closing of the transaction is pending the receipt of required regulatory approvals and satisfaction of all customary closing conditions and is currently targeted for mid-2026.

In Azerbaijan our classifieds platforms Turbo.az (cars), Tap.az (new and used items) and Bina.az (real estate) have over 2.5 million MAU as of December 31, 2025, and continue to scale their users and merchants.

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

We prioritize building our own technology and using our proprietary data as part of the product development process. We believe that our proprietary technology and extensive data capabilities provide us with significant competitive advantages.

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

Kaspi Data Factory

Kaspi Data Factory is our dedicated data-science and AI unit that is focused on developing technology that transforms the data we collect into a strategic asset that can be leveraged across all areas of our business to create further competitive advantages. This includes using data to automate decision-making systems, create new innovative products and services, improve the customer experience and improve our business processes.

Proprietary Technology Networks

Our Super Apps are the main gateway to all of our products and services and continue to have a profound and transformative impact on how we interact with consumers and merchants. We also invest in the underlying proprietary technology networks to achieve an integrated end-to-end user experience across all our platforms.

Integrated payments

We provide end-to-end payments functionality between consumers using the Kaspi.kz Super App and merchants integrated with our Household Bill Payments product or using the Kaspi POS Terminal or Kaspi Mobile POS.

These integrated payments solution reduces transaction costs by eliminating the need to rely on third parties and allows us to fully control the customer experience. As with Kaspi QR, Kaspi Alaqan leverages our integrated and proprietary payments technology.

Kaspi Delivery Smart Logistics Platform

Kaspi Delivery Smart Logistics Platform is our proprietary delivery technology platform and network designed to provide a best-in-class experience across the entire delivery value chain from order pick up at the merchant to delivery to the consumer’s door or Kaspi Postomat. As of December 31, 2025, the number of orders delivered was 182 million versus 99 million, an increase of 84% compared to the year ended December 31, 2024. We delivered 49% of orders in less than 2 days, with 84% of orders delivered free for the buyer.

Our Technology Infrastructure

Last-mile Delivery Proprietary Network (Kaspi Postomats)

We started to roll out Kaspi Postomats in late 2021 and had 10,441 APMs as of December 31, 2025. Despite being a relatively new type of delivery service for consumers in Kazakhstan, more than half of our orders were delivered in 2025 using Kaspi Postomats. The service is managed by our technology platform, which monitors each individual APM in real time for accessibility and utilization.

Dark Stores for e-Grocery and Offline Convenience Stores

Our e-Grocery businesses utilize their own network of 10 purpose built or purpose adapted dark stores in Kazakhstan’s largest cities. We continually optimize the layout of our dark stores to maximize their efficiency and use our proprietary AI tools to predict demand, improve inventory turnover, minimize shrinkage, manage all aspects of the delivery process and increase customer satisfaction.

In 2025 we started to trial an offline convenience store format. Operated by third party franchisees, these small, modern stores are located in high density footfall areas and sell around 3,500 frequently purchased SKUs. Fulfilment is from our e-Grocery dark stores. With this capital light model, our aim is to leverage e-Grocery’s capabilities across Kazakhstan and increase dark store’s sales per sq meter by selling directly to consumers and also supply goods to convenience stores.

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

Payment Kiosks, ATMs and Kaspi Kartomats

As of December 31, 2025, we had a nationwide network of 3,708 payment kiosks, 3,261 ATMs and 140 Kaspi Kartomats. Payment kiosks and ATMs enable consumers to top up their Kaspi Gold digital accounts, repay financing or make deposits into their saving account. Kaspi Kartomat is self-service device powered by our propriety technology that allows consumers to receive a Kaspi Gold debit card in approximately 60 seconds.

AI Virtual Assistant

We provide customer support through Kaspi Message and Kaspi Guide embedded in our Kaspi.kz Super App, Kaspi Allo, our 24/7 call center and Kaspi Outlets. Our internally developed and AI-powered virtual assistant is increasingly able to handle a wide range of customer enquiries, ensuring a consistently high level of customer service. In 2025, our virtual assistant handled 14.2 million chat conversations, equivalent to 64% of all chats and 6.2 million voice calls equivalent to 38% of all voice calls during the same period.

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

Credit Underwriting

We believe that our credit risk management and underwriting are key competitive advantages. Our models have been built on billions of data points, including data from over 231 million loans, 44.5 billion transactions and 54.7 billion user sessions in our Super Apps over the last three years.

Our approach to risk management is core to our Fintech Platform’s profitability and has been proven to lead to low levels of fraud and low credit losses. Our Cost of Risk was 2.2% for the year ended December 31, 2025 and 2.1% and 2.0% for the years ended December 31, 2024 and 2023, respectively. Our vintages demonstrate consistently high-quality loan origination.

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

90+ Days Past Due Collection Vintages

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

Write-offs

We write off loans to customers based on internal solvency characteristics, but not later than when they become overdue for more than 1,080 days (subsequently revised to 1,530 days following the validation of the ECL model in December 2025) against the allowance for loan impairment losses, which is in line with our collection procedures and statistics.

When loans are written-off, we continue to pursue collection. Subsequent recoveries of amounts previously written off are reflected as an offset to the charge for impairment of financial assets in our consolidated statements of profit or loss for the period when the loan recovery occurred.

Security and Fraud Prevention

All our consumers and merchants are fully identified and verified individuals or companies. We leverage our biometrics technology to enable transactions, which provides extra security. Face recognition technology enables transactions in our Super Apps and at our ATMs. Palm recognition technology enables transactions at our Kaspi Alaqan enabled payment terminals. If a transaction is identified as a high risk, verification is enhanced by an additional authentication process where a transaction has to be confirmed by a unique code, which is delivered to a consumer’s smartphone or by an automated or actual voice call.

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

Our Sustainability Strategy

Our mission includes working to advance the needs of a broad group of stakeholders, namely our employees and the community in which we live and operate, while striving to reduce the environmental impact of our growing operations.

In 2026, we published our third Social Impact Report, covering activities carried out in 2025 and 2024. Any information contained on our investor relations or other websites, including the Social Impact Report, does not form part of this annual report.

Some of our most important sustainability initiatives include:

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

Consumers

We help our consumers buy a broad selection of products and services at the best possible prices from a wide range of merchants. At the same time, we help consumers save for everyday purchases and fulfill their long-term financial goals. In 2025, 6.2 million Fintech Active Consumers (deposits) were able to save, earn competitive rates of interest and immediately access their money without losing interest.

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

Kazakhstan

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

See “Item 3. Key Information—D. Risk Factors-Risks Relating to Kazakhstan and the Other Countries in Which We Operate” and “—Risks Relating to Taxation” for more detail.

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

Kaspi Bank was included in the Register of Significant Payment Services Providers as of May 1, 2018 and remains included therein as of the date of this annual report. The payment services provider is considered significant if it, among others, carries out payments or money transfers in a systemically important or significant payment system in the amount of at least 25% of the total volume of payments or money transfers made in such payment system per year, or processes transactions using payment cards in the amount of at least 25% of the total volume of payments or money transfers made using payment cards per year, or processes e-money transactions in the amount of at least 25% of the total volume of these e-money transactions per year. Under the Payment Systems Law, a significant payment service provider, among other things, must determine a risk management system with respect to the risks attributable to the activities of a significant payment service provider and the procedure for resolving conflicts of interest between a significant payment service provider and interested parties. The risk management system must establish procedures for identifying, measuring, monitoring and managing risks, procedures for ensuring continuity of payment service activities and a plan for the restoration of its activities. Under the Payment Systems Law, a significant payment service provider must submit to the NBK information on the payment services it provides, assess the quality of the provided payment services and present the results of such assessment to the NBK in accordance with the procedure established by the NBK.

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

Under a law, effective from January 1, 2020, the NBK was reorganized, and a new state agency, the ARDFM, was spun off from the NBK. The ARDFM controls and supervises the compliance of banks with the payments and payment system regulation. The NBK ceased to perform its main functions as the state authority responsible for regulation, control and supervision of the financial market and financial organizations; however, it continues to perform certain key regulatory functions, such as conducting macroprudential policies and imposing a special regulatory regime. The macroprudential policy of the NBK involves, among other things, the monitoring of systemic risks in the financial system and, at its own discretion or jointly with the Kazakhstan government, imposing limitations on the performance of certain types of banking and other operations of financial organizations in case of occurrence, or a threat, of a systemic financial turmoil. Both the NBK and the ARDFM may introduce a special regulatory regime within their scope of regulation. The special regulatory regime is introduced for the purposes of increasing competition in the payment services market, the financial services market and investment attractiveness of the financial market, introduction of new services and development of the financial market to increase the degree of satisfaction and compliance with the interests of consumers, business entities and the state, and development of optimal regulation, control and supervision of the payment services market, the financial market and financial organizations, ensuring financial stability and protection of the interests of consumers.

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

Financial Stability Council

The Financial Stability Council is an advisory and consultative body under the President of Kazakhstan and performs interagency coordination to ensure financial stability. The Financial Stability Council consists of the Chairman of the NBK (Chairman of Financial Stability Council); Chairman of the ARDFM; Minister of Finance of Kazakhstan; Minister of the National Economy of Kazakhstan; Deputy of Presidential Chief of Staff of Kazakhstan; and AFIC Governor.

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

The Anti-Money Laundering Law

The Law of the Republic of Kazakhstan No. 191-IV ZRK “On Countering the Legalization (Laundering) of Criminally Obtained Income, the Financing of Terrorism and the Proliferation of Weapons of Mass Destruction” dated August 28, 2009, as amended (the “Anti-Money Laundering Law”), covers a broad scope of persons (including certain types of companies and notaries) which can be designated as financial monitoring subjects and imposes a number of requirements that these persons have to comply with, including, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and the reporting of suspicious operations. In particular, payment organizations, insurance companies and banks are to be recognized as financial monitoring subjects.

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
•
sale and purchase of movable property, as a result of which ownership of such property is transferred; and
•
certain other transactions with property subject to mandatory registration,

in each case, exceeding ₸1 million or such higher amounts depending on the type of the transaction.

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

Systemically Important Financial Institutions

Under the NBK Law, to ensure the stability of the financial system, the NBK performs regular monitoring of macroeconomic and macro-financial factors affecting the stability of Kazakhstan’s financial system and establishes a macroprudential policy, which includes a set of measures aimed at lowering the systemic risks of the financial system. Such systemic risks include the risks of interruption of the provision of financial services, which could possibly lead to the deterioration of the financial condition of the whole financial system or its parts, or the risk of interruption of the stable functioning of the financial system. Systemic risks also include risks relating to the operation of systemically important financial institutions, whose stable functioning determines the overall stability of the financial system.

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

Capital Adequacy, Liquidity Ratios

All Second-Tier Banks are subject to regulations regarding regulatory capital and risk management. These regulations are broadly aligned with the principles of the Basel III framework. The ARFDM sets limits and rules for calculating capital adequacy, maximum credit exposures to single borrowers, liquidity ratios, open currency positions limits, the minimum amount of liabilities under instruments ensuring total loss-absorbing (loss-coverage) capacity, the leverage ratio, while the NBK sets limits and rules for calculating countercyclical capital buffer, sectoral countercyclical capital buffer, borrower's debt burden ratio and borrower's debt-to-income ratio.

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

Minimum Reserve Requirements

Kazakhstan banks are subject to mandatory minimum reserve requirements established by the NBK, which require banks to maintain a portion of their liabilities in the form of reserve assets held with the NBK, which do not earn interest, and limited cash holdings.

In 2025, the NBK revised the minimum reserve requirement framework, resulting in a material increase in reserve ratios and a more differentiated approach to the calculation of reserve requirements based on the currency and composition of bank liabilities. As a result of these changes, reserve requirements applicable to liabilities denominated in tenge were increased to 3.5% (from the previous range of 0%–2%, depending on maturity), while reserve requirements applicable to foreign currency liabilities were increased to 10% (from the previous 1%–3%). From April 2026, reserve requirements on certain categories of liabilities are expected to increase to up to 5.0% for liabilities denominated in tenge and up to 12%–15% for liabilities denominated in foreign currency, depending on the applicable classification of banks. From September 2026, a uniform reserve requirement of up to 15% is expected to apply to certain categories of foreign currency liabilities.

The revised framework also introduced updated classifications of bank liabilities for reserve calculation purposes, including differentiated treatment of certain long-term debt instruments and repurchase transactions, as well as additional reserve requirements applicable to banks that have received state financial support.

Regulation of Retail Lending

Kazakhstan banks are required to maintain calculations of a debtor’s debt burden ratio in two forms: calculation of a borrower’s credit score (debt servicing capacity) and calculation of a borrower’s debt burden ratio. Calculation of the borrower’s debt ratio is required to determine whether the bank can grant unsecured consumer loans.

Consumers are able to meet the required borrower’s credit score if their wage ratio exceeds the Minimum Subsistence Level (“MSL”), which is ₸50,581 as of the date of the annual report. The formula set for determining the minimum borrower’s credit score is as follows:

Monthly wage ≥ MSL + 0.5*MSL*(number of minor family members).

If a borrower’s monthly wage is lower than the amount calculated per the above and the debtor’s debt ratio exceeds 0.5, and the term of the unsecured consumer loan exceeds five years, banks cannot provide loans or credit lines to such a borrower and cannot refinance such borrower’s existing loans if such refinancing would increase the borrower’s debt ratio.

The calculation of the monthly wage is made taking into account, among other things, the following:

•
official wage for six months preceding the borrower’s application for the loan, which could be confirmed by documental means, among others, in the form of an extract from the Unified Accumulative Pension Fund, the database of State Corporation “Government for Citizens,” or an extract from the borrower’s bank account(s) to which salary and other income from the employer are credited;
•
the borrower’s average expenses with the use of a debit card for six months prior to the application for loan;
•
the ratio of the average monthly balances on the borrower’s deposit and/or current account for six months prior to the application for loan, expressed in months; and
•
the average monthly income for six months preceding the borrower's application date, calculated on the basis of an income certificate issued by the employer and/or a certificate from an education institution confirming the amount of the scholarship received.

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

Deposit Insurance

In December 1999, a self-funded domestic deposit insurance scheme (Kazakhstan Deposit Insurance Fund JSC) was established. As of the date of this annual report, 21 banks, including Kaspi Bank, are covered by this scheme. At present, the insurance coverage is limited to personal deposits in any currency and current accounts up to a maximum amount per customer of ₸20 million for a saving deposit in tenge, ₸10 million for other deposits in tenge and ₸5 million for deposits in a foreign currency at any given bank. Only banks participating in the deposit insurance scheme are authorized to open accounts and take deposits from private individuals and participation in the deposit insurance scheme is mandatory for Second-Tier Banks. If a customer holds several deposits of different kinds and in different currencies with a bank, such customer is entitled to receive aggregate guaranteed compensation in respect of such deposits in an amount not exceeding ₸20 million.

Deposit Interest Rate Caps

On January 1, 2024, a regulation in relation to deposit interest rates came into force. Under this regulation, fixed interest rate caps for tenge-denominated deposits with fixed interest rates applied only to the so-called “less than well capitalized banks.” From March 1, 2025, interest rate caps on tenge-denominated deposits were abolished for all banks, including those classified as “less than well capitalized banks.” Deposit interest rates are determined under market conditions, with market-based deposit rates published by Kazakhstan Deposit Insurance Fund JSC, a wholly owned subsidiary of the NBK. Where “less than well capitalized banks” materially increase deposit interest rates above the market level (i.e., above the market rate plus an applicable spread), in addition to the systemic risk contribution, such banks are required to pay an increased contribution to Kazakhstan Deposit Insurance Fund JSC, commensurate with the degree of excess and the volume of deposits attracted. Interest rate caps for deposits in foreign currency remain in place and continue to apply to all banks at a fixed level of 1.0%. The criteria for classifying as a less than well capitalized bank are established by the internal rules of Kazakhstan Deposit Insurance Fund JSC. Kaspi Bank currently does not fall within the criteria for being classified as “less than well capitalized bank.”

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

Where a foreign legal entity directly holds 25% or more of the placed shares (excluding preferred shares and shares redeemed by a Kazakhstan bank) of a Kazakhstan bank, or has the ability to vote directly with 25% or more of the Kazakhstan bank’s voting shares, such foreign legal entity must be a financial organization that (i) holds a valid license (authorization) to carry out financial activities under the legislation of its country of residence, where such license (authorization) is required, (ii) has obtained the consent (authorization) to own shares of a Kazakhstan bank from the competent financial supervisory authority of its country of residence, where such consent is required, (iii) has at least the minimum required credit rating and (iv) is subject to consolidated supervision in its country of residence.

The Banking Law sets forth a list of activities permitted for a Bank Holding. Such permitted activities include, among others:

•
establishment or acquiring shares by a Bank Holding of certain legal entities, including, (i) financial organizations, (ii) organizations engaged in development, implementation and support of software used by financial organizations, (iii) legal entities-non-residents of the Republic of Kazakhstan having the status of banks, insurance organizations, pension funds, professional participants in the securities market, (iv) organizations providing services to enable transactions between financial institutions or issuers and consumers of financial services using information system via the Internet, (v) organizations engaged in activities related to the offering and sale of goods, works, and services on an electronic marketplace and/or an information and advertising trading platform, and/or an internet platform, as well as in providing platforms owned by them for use by third parties for the above purposes, (vi) organizations engaged in the development, implementation, and maintenance of software, equipment, and devices in the field of information and communication technologies, and/or systems for biometric identification;
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

Regulatory Changes in the Banking Sector

A new law “On Banks and Banking Activities in the Republic of Kazakhstan” was adopted in January 2026 and is scheduled to enter into force on March 19, 2026. As of the date of this annual report, the new law has not yet entered into force. Upon becoming effective, it will replace the existing Banking Law and is expected to introduce a number of changes to the regulatory framework applicable to banks in Kazakhstan.

In particular, the new law introduces a more proportionate regulatory regime, including through the introduction of different categories of banking licenses (including basic and universal licenses), with regulatory requirements calibrated to the size, risk profile and complexity of banking operations. It also strengthens consumer protection and cybersecurity standards and enhances transparency in the provision of financial services. In addition, the new framework establishes a unified financial ombudsman mechanism.

The new law further introduces a revised bank resolution and crisis management framework based on a structured sequence of regulatory intervention stages, applied depending on the severity of a bank’s financial deterioration. These stages include enhanced supervision, financial recovery and resolution. Depending on the applicable regime, regulatory measures may include restrictions on certain banking operations, limitations on capital distributions and changes to governance and ownership structure.

For systemically important banks, the new legislation introduces requirements to maintain a minimum level of instruments to ensure total loss-absorbing capacity (TLAC), intended to strengthen banks’ resilience and reduce reliance on public sector support. The new framework limits the use of state support to exceptional circumstances and provides that losses are expected to be absorbed by shareholders and eligible loss-absorbing instruments prior to any public intervention. Where state participation is required in relation to systemically important banks, such participation is intended to be temporary and subject to subsequent exit.

Management of Distressed Assets

The Banking Law allows a bank, upon receipt of the consent of the ARDFM, to establish or acquire a subsidiary organization acquiring distressed assets of the parent bank. One of our subsidiaries, ARK Balance LLP, was established on December 20, 2013 for the purpose of managing Kaspi Bank’s distressed assets.

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

Advertising Regulation

Advertising regulations in Kazakhstan aim to ensure fair and transparent practices, protect consumers, and maintain ethical standards in advertising. Law of the Republic of Kazakhstan No. 508-II “On Advertising” dated December 19, 2003 defines advertising as information distributed or placed in any form by any means, intended for the general public and designed to form or maintain interest in an individual or legal entity, goods, trademarks or services and facilitate the sale thereof.

Advertising regulations set out general rules and requirements for advertising, such as that:

•
advertising must be reliable and recognizable;
•
advertising must be distributed in Kazakhstan in the Kazakh language, and at the discretion of the advertiser also in Russian or other languages;

•
advertising of goods and services prohibited for production and sale is not allowed;
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
•
advertising must not be used to promote or advocate changes in the constitutional order, violation of the integrity of the Republic of Kazakhstan, undermining the security of the state, war, social, racial, national, religious, class and tribal superiority, the cult of cruelty and violence, pornography, as well as dissemination of information constituting state secrets of Kazakhstan and other secrets protected by law;
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

Out-of-court bankruptcy is available only for the purpose of terminating obligations under bank loan agreements and microcredit agreements of individuals if the creditor is a bank, a branch of a foreign bank, a microfinance organization or, in certain cases, a collection agency, only if the amount of debt does not exceed 1,600 MCI and subject to certain other conditions or if the term of non-fulfilment of obligations exceeds five years as of the date of the application submission. The application for an out-of-court bankruptcy must be filed through the specialized governmental web portal and/or the specialized mobile application, and once the resolution on bankruptcy is published, obligations of the debtor are deemed terminated. In respect of debts exceeding 1,600 MCI and meeting certain other conditions, individuals are able to apply for court bankruptcy. The court procedure includes appointment of a financial receiver who, among others, lists inventory of the debtor’s assets, coordinates with the Ministry of Finance the publication on the Ministry’s website of commencement of court procedure, collection of creditors’ claims, sale of the debtor’s assets, settlement of creditors’ claims, and issues a final report which includes a statement on whether there are grounds for termination of the debtor’s obligations. If the court is satisfied, it will pass a decision and once the decision is entered into force, obligations of the debtor are deemed terminated.

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

Türkiye

Various aspects of our Hepsiburada business in Türkiye are subject to Turkish laws and regulations. The following is a summary of certain regulations applicable to our subsidiary, Hepsiburada and the Turkish business:

(i)
The Law on Protection of Personal Data (Law No. 6698) published in the Official Gazette dated April 7, 2016, and numbered 29677 (the “Law on Protection of Personal Data”) is applicable to all of Hepsiburada’s online services that involve the retrieval of personal data from its users. Hepsiburada is required to retrieve, process, store, and destroy personal data in accordance with the relevant provisions of the Law on Protection of Personal Data. For additional information on the impact on our business in Türkiye of the Law on Protection of Personal Data, and of similar laws in other jurisdictions, see Item 3.D. “Key Information—Risk Factors—Risks Relating to our Business and Industry—Our business generates and processes a large amount of data. A breach or failure of our systems or website security, the theft, unauthorized access, acquisition, use, disclosure, modification or misappropriation of personal information, the occurrence of fraudulent activity, or other data security-related incidents may materially adversely affect our business, financial condition, results of operations and cash flows..” An amendment adopted on March 12, 2024, changed the provisions regarding data transfers abroad (abolishing the option to rely solely on explicit consent, subject to some exceptions) and processing of sensitive personal data. All data controllers had to comply with the changes as of June 1, 2024, except with respect to the amendment regarding transfers of personal data abroad, which came into effect on September 1, 2024. Regarding the transfer of personal data abroad, the Personal Data Protection Board (the “PDP Board”) was granted the authority to issue adequacy decisions for sectors or international organizations. Additionally, data transfers were made possible through binding corporate rules or standard contracts depending on the situation. The notification period for standard contracts to the Authority was set at five business days, with administrative fines introduced for non-compliance. The same amendment also includes changes regarding sensitive personal data. The new amendments provide several legal grounds for processing sensitive personal data in addition to obtaining explicit consent.
(ii)
The Law on Protection of Consumers (Law No. 6502) published in the Official Gazette dated November 28, 2013, and numbered 28835 (the “Law on Protection of Consumers”) is applicable to all of Hepsiburada’s online services to the extent their users qualify as consumers under Turkish law. Hepsiburada is required to protect our users’ rights in accordance with the relevant provisions of the Law on Protection of Consumers, which regulates consumer rights (which were expanded with the amendments to the Law on Protection of Consumers that were published in the Official Gazette dated April 1, 2022), from delivery of products or services, to the establishment of contractual agreements. Pursuant to the Law on Protection of Consumers, consumer disputes can be raised at a consumer arbitral tribunal, at a provincial consumer arbitral tribunal or at a consumer court, depending on the amount at issue in the dispute.
(iii)
The Regulation of Broadcasts via Internet and Combating Crimes Committed by Means of Such Publications (Law No. 5651) published in the Official Gazette dated May 4, 2007, and numbered 26530 (the “Law on Internet Crimes”) is applicable to all of Hepsiburada’s online services. As a “hosting services provider” as well as “content provider” for its direct sales under the Law on Internet Crimes, Hepsiburada is required to comply with the relevant provisions in relation to illegal content that might be posted on its online platform and notification requirements envisaged under the Law on Internet Crimes and its secondary legislation. The Information and Communication Technologies Authority of Türkiye (“ICTA”) oversees implementation of the Law on Internet Crimes.
(iv)
The Law on Regulation of E-Commerce (Law No. 6563) published in the Official Gazette dated November 5, 2014, and numbered 29166 (the “E-Commerce Law”) is applicable to all of Hepsiburada’s online services to the extent they provide commercial services to users through its online platform. Hepsiburada is classified as an “electronic commerce intermediary service provider” and “electronic commerce service provider” according to the E-Commerce Law, subjecting them to various obligations, including in relation to notifications, commercial communications, and other e-communications envisaged under the E-Commerce Law.

On July 1, 2022, the Turkish Parliament approved an amendment to the E-Commerce Law with the aim of preventing unfair competition, a harmful competitive environment, and monopolistic commercial practices in the Turkish e-commerce market. The amendments were announced in the Official Gazette on July 7, 2022. The E-Commerce Law was further amended on October 30, 2024. The Regulation on Electronic Commerce Intermediary Service Providers and Electronic Commerce Service Providers (“E-Commerce Regulation”) was announced in the Official Gazette numbered 32058 on December 29, 2022. The E-Commerce Regulation has replaced the Regulation on Service Providers and Intermediary Service Providers in E-Commerce published in the Official Gazette dated August 26, 2015, and numbered 29457. The E-Commerce Regulation was further amended on March 8, 2025. Hepsiburada is required to comply with various provisions under the E-Commerce Law and E-Commerce Regulation and may face administrative fines which varies based on the nature of the non-compliance.

The provisions of the amendments of both the E-Commerce Law and the E-Commerce Regulation, which may apply to us acting as an electronic commerce intermediary service provider, include but are not limited to the following:

•
In the E-Commerce Law, electronic commerce intermediary service providers are classified according to their net transaction volumes referring to the sum of the values of final invoices or invoice substitute documents (excluding cancellations and returns) that must be issued for the contracts made and orders placed in a certain period through the electronic commerce marketplaces where electronic commerce intermediary service provider provides intermediary services, or, for electronic commerce service providers, its own electronic commerce environments that do not qualify as electronic commerce marketplaces. Hepsiburada’s Net Transaction Volume in 2025 was below the TRY 237,542.9 million threshold.
•
For all electronic commerce intermediary service providers:
•
a requirement to provide certain information regarding electronic commerce service providers and transaction methods on the marketplace’s homepage, to verify this information and to ensure that this information is up to date, with certain exceptions;
•
a prohibition against unfair commercial practices in electronic commerce. In addition, Article 11(6) of the E-Commerce Regulation lists additional practices which would only constitute unfair commercial practices for large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation);
•
a ban on the sale of goods which bear the trademark of itself (electronic commerce intermediary service provider) or the persons with whom it has economic integrity;
•
an administrative fine and a ban on marketing and promotion activities in online search engines by using the registered trademarks constituting the main element of the domain name of an electronic commerce service provider, without its consent; and
•
a requirement to include mandatory elements of intermediation contracts concluded between electronic commerce intermediary service providers and electronic commerce service providers. The E-Commerce Regulation, which was most recently amended effective March 8, 2025, provides for additional mandatory elements for the intermediation contracts of medium, large and very large-scale electronic commerce intermediary service providers (as defined in the E-Commerce Regulation). In the future, in case of further amendments to these provisions or the emergence of certain common practices in the market as a result of application of these provisions or due to the decisions of judicial or regulatory authorities regarding these regulations or their interpretation, Hepsiburada may need to adjust its operations.
•
Furthermore, a new obligation was introduced for electronic commerce intermediary service providers operating in Türkiye whose Net Transaction Volume is over TRY 79,181.0 million in a calendar year and the number of transactions (excluding cancellations and returns) is over one hundred thousand, to obtain and annually renew an e-commerce license upon payment of a license fee.

The effective license fee will be calculated based on a graduated rate of a company’s Net Transaction Volume derived from within Türkiye for the prior calendar year such that the effective license fee applied would be the sum of progressively higher proportions of the electronic commerce intermediary service provider’s Net Transaction Volume exceeding the thresholds specified in the E-Commerce Law. For example, where the Net Transaction Volume is between TRY 79,181.0 million and TRY 158,361.9 million, the license fee is calculated as the three per ten thousand of the amount exceeding TRY 79,181.0 million. In case Net Transaction Volume is between TRY 158,361.9 million and TRY 237,542.9 million, the license fee is the sum of the above amount, plus five per thousand of the part exceeding TRY 158,361.9 million.

Article 9 of the Law On Amendments To The Law On Consumer Protection And Certain Other Laws published on October 30, 2024 stipulates that certain specified sales and expenditures may be deducted from the Net Transaction Volume used as the basis for calculating license fees, up to multiples of such amounts decreasing annually from four times in 2024 to three times in 2025 and to two times from 2026 onwards.

To benefit from this provision, the Net Transaction Volume of the electronic commerce intermediary service providers must not exceed 20% of the electronic commerce volume calculated by the Turkish Ministry of Trade using data from the Electronic Commerce Information System (ETBIS).

This provision went into effect on January 1, 2025.

•
For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 79,181.0 million: (in addition to the restrictions above) a prohibition on providing accessibility between their own electronic commerce environments and promoting each other in these environments, restrictions on data usage and sharing, an obligation to notify share transfers and an obligation to submit an independent audit report and a regulatory compliance report to the Turkish Ministry of Trade.
•
For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 237,542.9 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) limits on the total amount of advertising and marketing expenditures and customer discounts.
•
For electronic commerce intermediary service providers whose Net Transaction Volume in a calendar year is above TRY 475,085.8 million and the number of transactions excluding cancellations and returns is above one hundred thousand: (in addition to the restrictions above) restrictions from engaging in certain business operations, such as payments and financial services. The restrictions also limit specified listing (announcement) activities within its platform and the provision of last-mile delivery (postal and transport) services to third parties.
•
Hepsiburada is not subject to all of the above-listed obligations, as the E-Commerce Law and the E-Commerce Regulation provide for different obligations depending on the annual Net Transaction Volume and number of transactions pertaining to electronic commerce intermediary service providers and electronic commerce service providers. The monetary thresholds in Additional Article 2, Additional Article 3 and Additional Article 4 of the E-Commerce Law (including the monetary thresholds for annual Net Transaction Volumes) were increased by half with the Presidential Decree No. 6829 dated February 22, 2023 and again by the Turkish Ministry of Trade on February 28, 2024, and most recently by the Turkish Ministry of Trade on February 27, 2025. Depending on Hepsiburada’s annual Net Transaction Volume and number of transactions, the scope of Hepsiburada’s obligations under the
E-Commerce Law and the E-Commerce Regulation may be subject to change. Current thresholds are listed as below:

Article	Subject	2025 Threshold
Additional Article 2(2)

Data usage and sharing, Accessibility between
e-commerce environments, Share transfer notifications, Independent audit report, Regulatory compliance report (electronic commerce intermediary service providers)

TRY 79,181.0 million
Additional Article 2(3)

Advertisement Budget, Discount Budget, Prohibition of restriction on the commercial relations, advertisement through alternative channels for the electronic commerce service provider (electronic commerce intermediary service providers)

TRY 237,542.9 million
Additional Article 2(4)	Payment Services, Postal and Transport Services, Listing and Announcement Services (electronic commerce intermediary service providers)	TRY 475,085.8 million
Additional Article 4(1)	Minimum net transaction volume for e-commerce license obligation	TRY 79,181.0 million
Additional Article 4(3)(a)	Net transaction volume to which a marginal rate of 0.03% will be applied for the calculation of e-commerce license fee	TRY 79,181.0 million – TRY 158,361.9 million
Additional Article 4(3)(b)	In addition to the above amount, net transaction volume to which a marginal rate of 0.5% will be applied for the amount exceeding the above threshold for the calculation of e-commerce license fee	TRY 158,361.9 million – TRY 237,542.9 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 1% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 237,542.9 million – TRY 316,723.9 million
Additional Article 4(3)(c)	In addition to the above amounts, net transaction volume to which a marginal rate of 5% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 316,723.9 million – TRY 395,904.9 million
Additional Article 4(3)(d)	In addition to the above amounts, net transaction volume to which a marginal rate of 10% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 395,904.9 million – TRY 435,085.8 million
Additional Article 4(3)(e)	In addition to the above amounts, net transaction volume to which a marginal rate of 15% will be applied for the amount exceeding the above	TRY 435,085.8 million – TRY 475,085.8 million

Article	Subject	2025 Threshold
thresholds for the calculation of e-commerce license fee
Additional Article 4(3)(f)	In addition to the above amounts, net transaction volume to which a marginal rate of 20% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 475,085.8 million – TRY 514,676.3 million
Additional Article 4(3)(g)	In addition to the above amounts, net transaction volume over which a marginal rate of 25% will be applied for the amount exceeding the above thresholds for the calculation of e-commerce license fee	TRY 514,676.3 million

Acting as an electronic commerce service provider through direct sales on the Hepsiburada online platform, they are also required to comply with the obligations provided for electronic commerce service providers under the E-Commerce Law and the E-Commerce Regulation. Service provider refers to natural or legal persons engaged in electronic commerce activities; whereas intermediary service provider refers to natural and legal persons that provide an electronic commerce environment for the economic and commercial activities of others. Accordingly, merchants on the Hepsiburada online platform qualify as service providers. They are also liable as a “content provider” for the content made available through Hepsiburada direct sales under the Law on Internet Crimes. Content provider refers to natural or legal persons who produce, modify and provide all kinds of information or data offered to users over the internet.

According to the Law on Internet Crimes and the E-Commerce Law, Hepsiburada, as a hosting service provider and as intermediary service provider, respectively, have no liability in relation to the content listed by third parties or any illegality related to goods listed or services provided by such third parties on its platform, unless it receives a notification of the unlawful or illegal content and do not take any action (including removing unlawful content). If they receive a complaint from a third-party intellectual property right owner related to an illegal activity and/or content (including intellectual property infringement or sale of counterfeit product), on condition that the third-party intellectual property right owner submits all the mandatory information and documents as detailed in Article 12 of the E-Commerce Regulation, they remove the product/products subject to the complaint within 48 hours, and then they inform the third-party intellectual property right owner and seller of the product with explanations about the seller’s right to object. If the seller objects by submitting the documents and information specified in the E-Commerce Law in full, and it is clearly understood from the information and documents that the seller is right in his/her objection, Hepsiburada re-publishes the product for sale within 24 hours and informs the third-party intellectual property right owner and the seller. Hepsiburada may also unilaterally suspend a merchant’s account or terminate a merchant’s agreement if they receive a claim and detect that such merchant has engaged in unlawful or illegal activity or posted unlawful or illegal content (including by infringing third-party intellectual property rights or selling counterfeit products).

(v)
The Regulation Amending the Regulation on Measures to Prevent Laundering of Proceeds of Crime and Financing of Terrorism (Decree No: 9305), the Regulation Amending the Regulation on the Compliance Program Regarding Obligations to Prevent Laundering of Proceeds of Crime and Financing of Terrorism, and the Communiqué Amending the General Communiqué of the Financial Crimes Investigation Board (Serial No: 5) (Serial No: 26), published by MASAK in the Official Gazette dated December 25, 2024, include provisions regarding electronic commerce intermediary service providers.

Following these amendments, medium, large, or very large-scale electronic commerce intermediary service providers carrying out transactions with electronic commerce service providers have become subject to Law No. 5549 on Prevention of Laundering Proceeds of Crime and its secondary regulations, without any transaction limit. As a result, electronic commerce intermediary service providers are required to verify the identity of electronic commerce service providers in accordance with the provisions set forth in this legislation. Furthermore, Hepsiburada is required to appoint a compliance officer. Failure to comply with these regulations may result in an administrative fines of TRY 226,671 for each unverified electronic commerce service provider and approximately TRY 3.8 million in case of non-appointment of a compliance officer.

(vi)
The Regulation on Commercial Communication and Commercial Electronic Communications published in the Official Gazette dated July 15, 2015, and numbered 29417 (the “Regulation on Commercial Communication”) is applicable to all Hepsiburada’s online services. Hepsiburada is subject to various obligations in relation to notifications, commercial communications, complaints, and
e-mails under the Regulation on Commercial Communication.
(vii)
The Regulation on Distance Contracts published in the Official Gazette dated November 27, 2014, and numbered 29188 (the “Regulation on Distance Contracts”) is applicable to Hepsiburada’s operations to the extent they execute distance contracts with their users (that are defined as consumers under Turkish law) while they are providing services. They are required to comply with various obligations under the Regulation on Distance Contracts. With the Regulation on the Amendment of the Distance Sales Contracts’ Regulation published in the Official Gazette on August 23, 2022 that entered into force on October 1, 2022, obligations of intermediary service providers have been extended, in particular with respect to provision of information to consumers and authorities. In addition, inter alia, the following amendments were made to be effective as of January 1, 2026 (originally stated as of January 1, 2024, with an initial extension to January 1, 2025).
•
In case the consumer exercises the right of withdrawal, return costs can be charged to the consumer provided that it is included in the distance sales contract, except in cases where consumers return defective products as defined in the Regulation on Distance Contracts.
•
The exceptions to exercise the right of withdrawal are expanded and it is stated that the consumer cannot exercise his/her withdrawal right for the following products purchased and/or contracts executed:
•
Movables and drones that are required to be registered with the Traffic Registry,
•
Mobile phones, smart watches, tablets and computers,
•
Contracts concluded by public auction in the form of a live auction, and
•
Products of which the installation and configuration are fulfilled by the seller or authorized technical service in accordance with the user manuals.

Notwithstanding the foregoing, pursuant to the Regulation on the Amendment of the Regulation on Distance Contracts published in the Official Gazette dated May 24, 2025, it was resolved that, effective as of January 1, 2026, the provisions allowing (i) return costs to be charged to the consumer and (ii) mobile phones, smart watches, tablets and computers to be included within the scope of exceptions to the right of withdrawal were repealed before entering into force. As a result, the remaining amendments set out above entered into force as of January 1, 2026.

The Turkish Ministry of Trade is the competent authority for imposing fines on service providers and intermediary service providers under the E-Commerce Law, Regulation on Commercial Communication, E-Commerce Regulation and the Regulation on Distance Contracts.

(viii)
With the amendment made to the Income Tax Law No. 193 in accordance with the “Law on Amendments to Tax Laws and Certain Laws and the Decree Law No. 375” published on August 2, 2024, as of January 1, 2025, Hepsiburada is obliged to deduct withholding tax on behalf of merchants selling through its platforms, as an offset to the income taxes payable by such merchants, due to Hepsiburada’s role as an intermediary service provider, as defined in the E-Commerce Law. In this regard, on December 22, 2024, a Presidential Decision numbered 9284 was published in the Official Gazette which set the rate of withholding tax payable by such merchants at 1%, commencing on January 1, 2025.

In addition,

(a)
Hepsijet carries out its activities under the licenses issued by the Turkish Information Technologies Authority and the Ministry of Transportation, and is under the regulatory oversight of such governmental authorities;
(b)
Hepsipay carries out its activities under the license issued by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of Central Bank, which published the Payment Services Regulation and the Payment Services Communiqué in December 2021. The Payment Services Regulation and the Payment Services Communiqué required Hepsipay to comply with certain minimum levels of collateral, equity and diligence by September 30, 2023 (following a number of extensions to the original deadline). Moreover, on October 7, 2023, the Central Bank introduced certain amendments to the Payment Services Regulation within key areas, including, among others, digital wallets, payment service providers, e-money issuers, card-based payment instruments, the scope of Central Bank permissions for share transfers, and the protection of payment funds. Notably, the amendments impose new requirements on payment service providers such as Hepsipay to obtain certain licenses and authorizations for their activities, including an operating license for providers offering digital wallet services and an authorization for digital wallet service providers involved in transferring funds to issue electronic money. These new statutory permits were initially due to be obtained from the Central Bank by October 7, 2024 and the Central Bank has extended the deadline until December 31, 2025. Hepsipay obtained the necessary licence permits for its digital wallet services pursuant to the Central Bank Decision No.11765/21364 dated December 27, 2024, which was published in the Official Gazette on January 10, 2025.

Further, on January 27, 2024, the Official Gazette published the Communiqué on the Redetermination of Minimum Equity Amounts for Payment and Electronic Money Institutions, revising the minimum equity amounts for payment and electronic money institutions set forth in the Payment Services Regulation. Payment and electronic money institutions were mandated to adhere to the updated minimum equity requirements by June 30, 2024, when the communiqué came into effect. Following this date, Hepsipay inadvertently had a 54-day period in which its capital level was below the minimum regulatory thresholds of TRY 55 million. Hepsipay raised its capital to above the minimum regulatory threshold as soon as information regarding this breach was discovered, but in line with regulatory requirements, the infringement was reported to the Central Bank. Although Hepsipay has never intentionally had insufficient capital and its shareholder increased such capital to comply with regulations at the first instance such requirement was apparent, this may still result in a fine. The aforementioned minimum equity amounts for payment and electronic money institutions were further revised pursuant to the Communiqué on the Redetermination of Minimum Equity Amounts for Payments and Electronic Money Institutions, dated January 31, 2026. Accordingly, the minimum regulatory equity requirement applicable to Hepsipay was set at TRY 105 million.

Within the scope of the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, regular independent audit is required to be performed every two years. As a result of the independent audit conducted during April 2024, the Central Bank notified Hepsiburada that it had identified seven instances of non-compliance by Hepsiburada with the Communiqué on the Management and Supervision of IT Systems of Payment Institutions and Electronic Money Institutions, relating to asset management, outsource management and software change management processes. The Central Bank requested that Hepsiburada provide a written response, including an action plan to remedy the identified instances of non-compliance within one month. The Central Bank imposed an administrative fine in the amount of TRY 1,060,128 on Hepsiburada for these breaches. The administrative fine was paid in the total amount of TRY 795,096 by benefiting from the 25% early payment discount applied;

(c)
Prior to its discontinuance in March 2024, Hepsiburada Seyahat carried out its activities under the license issued by the Turkish Ministry of Culture and Tourism, and was under the regulatory oversight of such governmental authority. Hepsiburada Seyahat’s license has since been suspended following the discontinuance of operations;

(d)
HepsiGlobal is subject to consumer protection regulations as well as relevant customs regulations:
•
for inbound and outbound operations in Türkiye, Turkish customs regulations are applied, including August 2024 amendments that reduced the value limit, from €150 to €30, for simplified processing of imported consumer goods sent to individuals by mail or express courier and raised the applicable Single and Fixed Duty for such goods, from 20% to 30% for goods imported from the EU and from 30% to 60% for goods imported from non-EU countries. The €30 limit has since been repealed, and
•
for operations in other markets applicable customs and VAT regulations of the relevant country will be applicable;
(e)
Hepsifinans carries out its activities under the permission by the Turkish Banking Regulation and Supervision Agency, and is under the regulatory oversight of such governmental authorities.

Accordingly, Hepsipay, Hepsifinans, Hepsijet, HepsiGlobal and Hepsiburada Seyahat are under an obligation to comply with the regulations issued by the abovementioned authorities as well as the Law on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions No: 6493 (Hepsipay), Highway Transportation Law No. 4925 and Law on Postal Services No: 6475 (Hepsijet), and Law on Travel Agencies and the Association of Travel Agencies No: 1618 (Hepsiburada Seyahat) and Law On Financial Leasing, Factoring, Financing and Saving Financing Companies No: 6361- (Hepsifinans). Hepsiburada, HepsiPay, Hepsifinans, and Hepsijet are also subject to the Turkish Financial Crimes Investigation Board (MASAK) rules and regulations.

Failure to comply with regulations may result in the limitation, suspension or termination of services and/or the imposition of civil and criminal penalties, including fines. In addition, as Hepsiburada conducts its business operations through a hosting provider certificate (yer sağlayıcılığı faaliyet belgesi) issued by the ICTA which grants it the right to provide content and services in its online platform, failure to comply with the applicable provisions may result in the suspension of its internet access services upon a decision of ICTA.

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

Kaspi Shop LLC is a company incorporated in Kazakhstan that facilitates the operation of our Marketplace Platform.

JSC Kaspi Group is a company incorporated in Kazakhstan and is our intermediary holding subsidiary. JSC Kaspi Group has the status of the bank holding company of Kaspi Bank under Kazakhstan laws. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

Kaspi Travel LLC (previously, LLP Traveleasy) is a company incorporated in Kazakhstan and acquired by us in July 2020, whose primary business is selling online airline and railway tickets.

Kaspi Pay LLC is a company incorporated in Kazakhstan that operates our mobile payments platform for merchants enabled by QR technology and our Kaspi Pay Super App.

Kaspi Cloud LLC is a company incorporated in Kazakhstan that provides data center services to our other group companies supporting the storage, maintenance and processing of information using server software and equipment.

Kaspi Office LLC is a company incorporated in Kazakhstan that provides real estate management services for our group companies and owns our two main head office buildings in Almaty.

Magnum E-commerce Kazakhstan LLC is a company incorporated in Kazakhstan, through which we operate our e-Grocery business. We acquired a 90.01% share in Magnum E-commerce Kazakhstan in February 2023 with an investment of ₸ 70 billion in its share capital. Prior to our acquisition, Magnum E-commerce Kazakhstan was a wholly-owned subsidiary of Magnum, the largest retail food chain in Kazakhstan, who retained a 9.99% share in the company.

JSC Kolesa is a joint stock company incorporated in Kazakhstan, whose primary business is real estate, cars and general classifieds.

Kaspi Bank JSC is a joint-stock company incorporated in Kazakhstan. Kaspi Bank is regulated by the ARDFM and the NBK and conducts its business under a license for conducting banking and other operations and activity on securities market (No. 1.2.245/61 dated February 3, 2020). Kaspi Bank’s primary business consists of consumer banking activities.

ARK Balance LLC is a company incorporated in Kazakhstan, whose primary business is distressed asset management.

Digital classifieds is a company incorporated in Azerbaijan, whose primary business is real estate, cars and general classifieds in Azerbaijan.

On January 29, 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an acquisition of an additional 10.55% of the shares in Hepsiburada to 75.96% in December 2025. D-MARKET Electronic Services & Trading operates the Hepsiburada e-Commerce platform. On January 5, 2026, the Group entered into a stock purchase agreement that resulted in the Group acquiring 85.17% of Hepsiburada.

For a detailed discussion of our organizational structure, including proportion of ownership interest of our significant subsidiaries, please see note 1—Corporate Information—Information about the group of companies to our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 included elsewhere in this annual report.

D.
PROPERTY, PLANTS AND EQUIPMENT

Our headquarters, consisting of approximately 23,722 square meters, are located at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan. We own our headquarters and lease most of the remaining real estate space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.
OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information-D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary” for more information.

Overview

In Kazakhstan we operate a two-sided Super App business model which we believe is unique: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. All discussion of our results described in this Item 5. Operating and Financial Review and Prospects—A. Operating Results before the section “Components of Our Results of Operations” is without Hepsiburada/Türkiye except where otherwise stated.

Increased use of our existing products by merchants and consumers, along with a growing range of new products, facilitates a greater number of transactions across more areas of household spending and merchants’ business activity. As of December 31, 2025, the number of Monthly Transactions per Active Consumer was 77.

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

Our TPV increased by 19% to ₸44,219 billion for the year ended December 31, 2025, from ₸37,229 billion for the year ended December 31, 2024 which in turn increased by 31% from ₸28,406 billion for the year ended December 31, 2023. The growth in TPV was mainly driven by an increased number of transactions per Payments Active Consumers and growth in the number of Payments Active Consumers. For the year ended December 31, 2025, P2P transactions accounted for 8% of our TPV, while Household Bill Payments, payments through Kaspi QR and card transactions, and Kaspi B2B Payments accounted for 16%, 69% and 7% of TPV, respectively. Our Kaspi B2B Payments’ TPV was ₸2,833 billion for the year ended December 31, 2025, a 45% increase from ₸1,951 billion for the year ended December 31, 2024, and the number of Kaspi B2B Payments’ transactions was 79.7 million for the year ended December 31, 2025, a 39% increase from 57.5 million transactions for the year ended December 31, 2024.

The number of Payments Active Consumers was 14.6 million for the year ended December 31, 2025, increasing by 7% from 13.6 million for the year ended December 31, 2024, which in turn increased by 6% from 12.9 million for the year ended December 31, 2023.

The number of TPV Payments Transactions was 6,724 million, 5,890 million, and 4,219 million in the years ended December 31, 2025, 2024 and 2023, respectively, representing an increase of 14% (the year ended December 31, 2025 compared to the year ended December 31, 2024) and 40% (the year ended December 31, 2024 compared to the year ended December 31, 2023).

Our Payments Take Rate has remained relatively stable and amounted to 1.10% for the year ended December 31, 2025, 1.18% for the year ended December 31, 2024 and 1.23% for the year ended December 31, 2023.

Our Average Balances on Current Accounts comprised ₸981 billion for the year ended December 31, 2025, ₸938 billion (a 5% increase year-on-year) and ₸769 billion (a 22% increase year-on-year), for the years ended December 31, 2024 and 2023 respectively. The increase in Average Balances on Current Accounts was driven by the increase in the number of Active Payments Consumers. The table below sets forth the key operating metrics for Payments as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion)
TPV(1)	28,406	37,229	44,219	87
Growth rate	43%	31%	19%
Payments Active Consumers, millions(2)	12.9	13.6	14.6
TPV Payments Transactions, millions(3)	4,219	5,890	6,724
Growth rate	38%	40%	14%
Payments Take Rate(4)	1.23%	1.18%	1.10%
Average Balances on Current Accounts(5)	769	938	981	2
TPV including Hepsiburada(1)	28,406	37,229	46,350	92
TPV Payments Transactions including Hepsiburada, millions(3)	4,219	5,890	6,813

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

Marketplace

Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through an omnichannel strategy and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions: m-Commerce, e-Commerce and Kaspi Travel. m-Commerce is our mobile solution for shopping in person, while consumers can use

e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. We help merchants increase their sales by connecting them to our Payments and Fintech products, Kaspi Advertising and our delivery services. Since 2025 we operate the Hepsiburada marketplace in Türkiye. Hepsiburada is included in our Marketplace segment. As there was no meaningful prior period comparison due to Hepsiburada acquisition in 2025, all numbers in this section are provided excluding Türkiye, unless explicitly said otherwise.

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

Our Marketplace GMV increased by 11% to ₸6,657 billion for the year ended December 31, 2025, from ₸5,975 billion for the year ended December 31, 2024, which in turn increased by 44% from ₸4,161 billion for the year ended December 31, 2023. The growth in Marketplace GMV was mainly driven by growth of our e-Commerce GMV and growth in the number of purchases as a result of the growth of the number of Marketplace Active Consumers and the number of purchases per Marketplace Active Consumer.

Regulatory developments in Kazakhstan in 2025 have included requirements for the registration of smartphones, which, combined with a shortage of new iPhones resulting from such requirements, adversely affected sales of smartphones through our Marketplace Platform and therefore Marketplace GMV.

The number of Marketplace Active Consumers was 8.8 million for the year ended December 31, 2025, increase by 9% from 8.1 million for the year ended December 31, 2024, which in turn increased by 13% from 7.1 million for the year ended December 31, 2023.

Our e-Commerce GMV increased by 16% to ₸3,183 billion for the year ended December 31, 2025 from ₸2,755 billion for the year ended December 31, 2024, which in turn increased by 85% from ₸1,487 billion for the year ended December 31, 2023. Our e-Commerce GMV breakdown for the year ended December 31, 2025 was 66% general goods GMV, 27% of e-Cars GMV and 7% of e-Grocery GMV. Our e-Commerce GMV accounted for 48%, 46%, and 36% of our Marketplace GMV for the years ended December 31, 2025, 2024, and 2023, respectively.

We launched e-Cars in October 2023 following the acquisition of Kolesa. e-Car’s GMV grew during the year ended December 31, 2025 from ₸186 billion in the first quarter to ₸236 billion in the fourth quarter, totaling ₸872 billion for the year. Our e-Cars GMV breakdown for the year ended December 31, 2025 was 79% of Cars (3P) GMV, 18% of Auto-parts GMV and 3% of Cars (1P) GMV. In the fourth quarter of 2025, we decided to discontinue the “1P” part of our e-Cars business because it is a capital-intensive business with limited possibility to replicate in other markets.

Following the acquisition of Magnum E-commerce Kazakhstan in February 2023, we changed the business model of our e-Grocery operations from a “third-party” business to a “first-party” business due to the more complex operational and logistical requirements of the grocery business. e-Grocery’s GMV increased by 53% to ₸206.3 billion for the year ended December 31, 2025 from ₸135.1 billion for the year ended December 31, 2024. Number of e-Grocery’s purchases increased by 56% to 15.0 million for the year ended December 31, 2025 from 9.6 million for the year ended December 31,2024 while e-Grocery’s Active consumer grew from 858 thousand to 1.4 million during the same period.

Our m-Commerce GMV increased by 7% to ₸2,936 billion for the year ended December 31, 2025, from ₸2,749 billion for the year ended December 31, 2024, which in turn increased by 19% from ₸2,310 billion for the year ended December 31, 2023. Our m-Commerce GMV accounted for 44%, 46%, and 56% of our Marketplace GMV for the years ended December 31, 2025, 2024, and 2023, respectively.

Kaspi Travel’s GMV increased by 14% to ₸538 billion for the year ended December 31, 2025, from ₸471 billion for the year ended December 31, 2024, which had increased by 34% from ₸353 billion for the year ended December 31, 2023. Our Kaspi Travel GMV breakdown for the year ended December 31, 2025 was 70% of Air tickets GMV, 20% of Railway tickets GMV and 10% of International and domestic package holidays (Tours) GMV. Kaspi Travel’s GMV accounted for 8.1%, 7.9% and 8.5% of our Marketplace GMV for the years ended December 31, 2025, 2024 and 2023, respectively.

Our Marketplace Take Rate amounted to 10.5%, 9.7% and 9.2% for the years ended December 31, 2025, 2024 and 2023, respectively. Our e-Commerce Take Rate increased to 12.7% for the year ended December 31, 2025 from 11.3% and 11.0% for the years ended December 31, 2024 and 2023, respectively. Our m-Commerce Take Rate increased to 9.2% for the year ended December 31, 2025 from 9.1% and 8.6% for the years ended December 31, 2024 and 2023 respectively. The growth in the Marketplace Take Rate is mainly due to growth in e-commerce take rate, which in turn is reflection of growth in delivery and marketing revenue due to our ability to monetize Kaspi Delivery, Kaspi Advertising and Kaspi Classifieds. For the years ended December 31, 2025, 2024 and 2023 revenue from Advertising (including Classifieds) and Delivery was equivalent to 2.3%, 1.7%, and 0.8% of Marketplace 3P GMV, respectively.

Kaspi Travel’s Take Rate increased to 5.1% for the year ended December 31, 2025 from 4.6% and 4.3% for the years ended December 31, 2024 and 2023, respectively. The increase in Kaspi Travel’s Take Rate reflects an increase in fees from railway tickets and holiday packages, which have a higher take rate than flights.

The table below sets forth the key operating metrics for Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion)
Marketplace GMV(1)	4,161	5,975	6,657	13
Growth rate	45%	44%	11%
Marketplace 3P GMV(1)	4,085	5,797	6,423	13
Marketplace 1P GMV(1)	76	178	234	0.5
Marketplace Active Consumers, millions(2)	7.1	8.1	8.8
Marketplace Purchases millions(3)	165	234	316
Growth rate	38%	42%	35%
Marketplace Take Rate(4)	9.2%	9.7%	10.5%
Marketplace GMV(1) including Hepsiburada	4,161	5,975	9,053	18
Marketplace Purchases including Hepsiburada millions(3)	165	234	391

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
(4)
Marketplace Take Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV

The table below sets forth the key operating metrics for our e-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion)
e-Commerce GMV(1)	1,487	2,755	3,183	6
Growth rate	53%	85%	16%
e-Commerce 3P GMV(1)	1,422	2,577	2,949	6
e-Commerce 1P GMV(1)	65	178	234	—
e-Commerce Active Consumers, millions(2)	4.7	6.3	7.4
e-Commerce Purchases millions(3)	45.3	101.0	184.7
Growth rate	122%	123%	83%
e-Commerce Take Rate(4)	11.0%	11.3%	12.7%
e-Commerce GMV including Hepsiburada (1)	1,487	2,755	5,579	11
e-Commerce Purchases including Hepsiburada millions(3)	45.3	101.0	259.6

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
(4)
e-Commerce Take Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.

The table below sets forth the key operating metrics for our m-Commerce business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion)
m-Commerce GMV(1)	2,310	2,749	2,936	6
Growth rate	38%	19%	7%
m-Commerce Active Consumers, millions(2)	4.6	4.9	4.7
m-Commerce Purchases millions(3)	104.6	115.1	114.1
Growth rate	19%	10%	-1%
m-Commerce Take Rate(4)	8.6%	9.1%	9.2%

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
(4)
m-Commerce Take Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

The table below sets forth the key operating metrics for the Kaspi Travel business of Marketplace as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion)
Kaspi Travel GMV(1)	353	471	538	1
Growth rate	53%	34%	14%
Kaspi Travel Active Consumers, millions(2)	2.4	2.8	3.0
Kaspi Travel Purchases millions(3)	15.1	17.6	17.6
Growth rate	35%	17%	0%
Kaspi Travel Take Rate(4)	4.3%	4.6%	5.1%

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

With our proprietary technology, we originate 99.9% of our lending transactions in less than six seconds, while maintaining a consistently low Cost of Risk. We incentivize consumers and merchants to prepay any finance products prior to contractual maturity without penalty, which helps to drive frequency of transactions. We lend only in local currency and we fund our financing products mainly using customer accounts, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, consumers typically keep more of their deposits with us.

During the periods presented, the majority of our total revenue was attributable to interest and fees earned on the products and services offered through Fintech, although the share of this segment in our net income slightly increased to 33% for the year ended December 31, 2025 from 31% in prior year, due to losses for 2025 for the acquired Hepsiburada which is reflected in the Marketplace segment.

Our TFV has been, and is expected to continue to be, primarily driven by the increasing number of loans and installment finance products originated with customers within Fintech as a result of the convenience of online access through our Kaspi.kz Super App, our quick data-driven loan approval process, our excellent customer service and our high level of consumer loyalty.

Recently, higher than normal interest rates have increased the cost of funding our deposit base and directly contributed to declining profitability in the Fintech segment of our business. We expect the profitability of our Fintech segment to increase when interest rates decrease from current levels.

Our TFV increased by 13% to ₸11,652 billion for the year ended December 31, 2025 from ₸10,305 billion for the year ended December 31, 2024, which in turn increased by 30% from ₸7,930 billion for the year ended December 31, 2023. The growth in TFV was mainly a result of increases in the amount of loans issued as part of our Merchant and Micro Business Finance by 22%, general purpose loans by 18% albeit a 3% decrease in the number of Fintech Active Consumers (loans) for the years ended December 31, 2025. The growth in TFV for year ended December 31, 2024 was mainly a result of increases in the amount of loans issued as part of our Merchant and Micro Business Finance by 48%, general purpose loans by 22% due to a 3% increase in the number of Fintech Active Consumers (loans) for the respective year. For the year ended December 31, 2025, BNPL accounted for 41% of our TFV, while general purpose loans, Merchant and Micro Business Finance and car finance accounted for 36%, 18% and 5% of our TFV, respectively.

The number of Fintech Active Consumers (loans) was 6.3 million for the year ended December 31, 2025, decreasing by 3% from 6.4 million for the year ended December 31, 2024, which in turn increased by 3% from 6.2 million for the year ended December 31, 2023.

Fintech Yield was 26% for the year ended December 31, 2023 and 24% for the year ended December 31, 2024, mainly due to the change in product mix, including a growing share of BNPL and micro business and merchant financing. For the year ended December 31, 2025, Fintech Yield remained stable at 24%.

Our TFV to Average Net Loan Portfolio Conversion Rate decreased to 1.8 for the year ended December 31, 2025 from 2.1 for the year ended December 31, 2024, which in turn decreased from 2.2 for the year ended December 31, 2023.

Our Average Savings increased by 18% to ₸6,697 billion for the year ended December 31, 2025 from ₸5,688 billion for the year ended December 31, 2024, which in turn increased by 27% from ₸4,492 billion for the year ended December 31, 2023, which was mainly due to an increase in the number of Fintech Active Consumers (deposits).

Our Cost of Risk was 2.2% for year ended December 31, 2025 and 2.1% and 2.0% for the years ended December 31, 2024 and 2023, respectively. Our low and stable levels of Cost of Risk are primarily due to ongoing improvements to our data-driven origination and collection capabilities. The table below sets forth the key operating metrics for Fintech as of and for the periods indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ billion, except as indicated)			(in $ billion, except as indicated)
TFV(1)	7,930	10,305	11,652	23
Growth rate	47%	30%	13%
Fintech Active Consumers (loans), millions (2)	6.2	6.4	6.3
Fintech Active Consumers (deposits), millions (3)	4.8	5.7	6.2
Average Net Loan Portfolio (4)	3,542	4,895	6,415	13
Fintech Yield (5)	26%	24%	24%
TFV to Average Net Loan Portfolio Conversion Rate(6)	2.2	2.1	1.8
Average Savings(7)	4,492	5,688	6,697	13
Cost of Risk(8)	2.0%	2.1%	2.2%
TFV including Hepsiburada(1)	7,930	10,305	11,717	23

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
(4)
Average Net Loan Portfolio is the average monthly balance of the Fintech loans to customers for the respective period.
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
(8)
Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period (see “Selected Statistical Information-Distribution of Assets, Liabilities and Equity”).

Key Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are driven by the following key factors, which our management believes will continue to affect our results of operations in the future.

Ability to grow the number of transactions from customers

Our ability to increase customer engagement on our platforms is critical to the growth of our business. As our Kaspi.kz Super App enables our consumers to conveniently shop and pay across all areas of day-to-day household spending and access financing, we have focused on the introduction of various complimentary services and additional payment methods to improve user engagement and increase the number of transactions made on our platforms. For example, in 2025 we introduced Kaspi Alaqan, pay-by-palm. We believe that high daily usage of transaction- based services creates a self-reinforcing network effect within our Kaspi.kz Super App, leading to cost synergies and operational leverage.

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

Balanced and profitable product and service mix

We have a diverse product and service mix across our platforms, which allows us to deliver fast and profitable growth in new areas, leading to more diverse net income sources. In the periods under review, the net income generated by our Payments and Marketplace segments has grown at a faster rate than the net income of our Fintech segment, and our Payments and Marketplace segments have higher profit margins. We expect that the share of net income generated from our Payments and Marketplace segments will continue to increase, with the share of net income generated from our Fintech segment declining further. The relative usage of our products and platforms with high or low profitability and the business model of our platforms could have an impact on our performance in the future. For example, as our e-Grocery business continues to grow and given the operating and profitability model of the business, we expect a reduction in the profit margin of our Marketplace segment in the near term. In addition, the product mix within each of our three segments affects performance of the respective segment. For example, in 2025, the regulatory requirements for the registration of smartphones in Kazakhstan, combined with a shortage of new iPhones resulting from such requirements, adversely affected sales of smartphones through our Marketplace Platform during fiscal year 2025, negatively impacting our revenue and net income for our Marketplace segment.

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

Macroeconomic conditions

Our business is affected by the overall economic environment and macroeconomic conditions in the jurisdictions in which we operate, particularly in Kazakhstan, where our customers are primarily located, and in Türkiye. Macroeconomic conditions affecting disposable consumer income include, among other factors, employment levels, inflation, business conditions, availability of consumer credit, interest rates, tax rates and fuel and energy costs. Positive economic conditions generally promote greater consumer spending, including spending on our Marketplace Platform and use of the services of our Payments Platform, while uncertain economic conditions generally result in a reduction in consumer spending and a decrease in purchases on our platforms and associated payments.

Since the majority of our expenses are denominated in tenge, inflationary pressures in Kazakhstan are a significant factor affecting our expenses. Kazakhstan has over the last several years experienced a series of base rate increases. Most recently, the National Bank of Kazakhstan raised its base rate from 15.25% — the rate in effect as of December 4, 2024 — to 18.00%, effective December 1, 2025. Higher than normal interest rates have directly contributed to declining profitability in the Fintech segment of our business, as the cost of our KZT-denominated deposit funding has increased. While we expect the profitability of our Fintech segment to recover when interest rates normalize, further periods of high and sustained inflation could lead to interest rates remaining elevated for longer, which could continue to adversely affect the profitability of our Fintech segment and, consequently, have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate—Local inflationary pressures have increased the prices of goods and services, which could raise the costs associated with providing our services, diminish our ability to compete or reduce consumer buying power.”

In addition, the tenge’s exchange rate has fluctuated significantly over the years, particularly during periods of volatility on the global financial and commodity markets. Any significant devaluation of the tenge against the U.S. dollar or other foreign currencies will increase our interest expense and fees. Any such devaluation of the tenge against the U.S. dollar or other foreign currencies could negatively affect us in a number of ways, including, among others, by causing a further outflow of tenge deposits and increasing our actual interest expense and fees on our foreign currency denominated liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate —Exchange rate fluctuation could have an adverse impact on our business.”

Regulation

As a company providing financial services, we must comply with regulations adopted by governmental and state authorities, particularly the ARDFM and the NBK. Any regulatory change might positively or negatively impact our revenue, net income and capital and liquidity requirements. For example, changes in 2025 to minimum reserve requirements imposed by the NBK — which require us to hold reserve assets with the NBK that do not earn interest — have reduced the effective yield on a portion of our asset base. See ““Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities—Minimum Reserve Requirements.” In addition, a new 10% tax on revenue from government securities resulted in higher tax expenses negatively impacting our net income in 2025. A failure to comply with applicable laws or regulations could result in the withdrawal of our banking license. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Legal and Regulatory Framework—-We require certain licenses, permits and approvals in the ordinary course of business, and the failure to obtain or retain them in a timely manner may materially adversely affect our operations.”

Seasonality

Our business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, we have benefitted from higher revenue in the second half of the year, which was primarily due to the holiday season and our promotional activities. The timing of our promotional activities and how often we determine to hold such promotions, will impact our quarterly revenues. For example, our promotional event “Juma” took place three times in 2025, with those campaigns being held in the first quarter, second quarter and fourth quarter of 2025. As a result of seasonality fluctuations caused by these and other factors, comparisons of our results of operations across different periods may not be accurate indicators of our future performance.

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

Marketplace fee revenue includes seller fees paid by merchants from our 3P marketplace business in Kazakhstan and Türkiye, Kaspi Travel, advertising and delivery transactions originated during both online and in-store shopping. It also includes revenue from Kolesa group, the largest car and real estate classifieds platform in Kazakhstan, Autoelon.uz, a car marketplace and member of the Kolesa group in Uzbekistan, and Digital Classifieds LLC, a mobile classified app in Azerbaijan.

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

Retail revenue includes revenue from e-Grocery transactions for the sale of products and related delivery fees and is recognized when control of the goods is transferred to the customer, which generally occurs when we deliver the order to the customer. Since 2023, retail revenue also includes revenue from our car e-commerce transactions and since 2025 it also includes revenue from 1P business of Hepsiburada in Türkiye.

Other gains/(losses) mainly include net gains or losses on foreign exchange operations and financial assets and liabilities at fair value through profit or loss as well as since 2025 certain other financial income and expenses and monetary gains/losses of Hepsiburada.

Costs and Operating Expenses

Costs and operating expenses include interest expenses and fees, transaction expenses, cost of goods and services, technology and product development expenses, sales and marketing expenses, general and administrative expenses and provision expenses.

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for early collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services. Cost of goods include the purchase price of consumer products, the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

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

Income Tax

Income tax includes current income and deferred tax expense with respect to our net income before tax under the tax regulations of Kazakhstan, Azerbaijan, Uzbekistan, Ukraine and Türkiye. We are subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income. The statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine, 15% in Uzbekistan and 25% in Türkiye. Income taxes are substantially paid in Kazakhstan, which are paid in tenge.

Results of Operations

Years Ended December 31, 2025 and 2024

Below are our results of operations for the years ended December 31, 2025 and 2024 as derived from our audited consolidated statements of profit or loss included elsewhere in this annual report:

As of or for the year ended December 31,
2024	2025	2025
(in ₸ million)		(in $ million)	% Change

Revenue:
Net fee revenue	1,275,125	1,598,351	3,162	25
Fee revenue	1,329,350	1,654,238	3,273	24
Rewards	(54,225)	(55,887)	(111)	3
Interest revenue	1,082,668	1,579,346	3,124	46
Retail revenue	163,134	850,127	1,682	421
Other gains	11,229	18,250	36	63
Total revenue	2,532,156	4,046,074	8,004	60
Costs and operating expenses:
Interest expenses and fees	(616,116)	(908,698)	(1,797)	47
Transaction expenses	(29,494)	(31,603)	(63)	7
Cost of goods and services	(303,858)	(1,179,141)	(2,332)	288
Technology and product development	(109,553)	(208,580)	(413)	90
Sales and marketing	(43,990)	(146,231)	(289)	232
General and administrative expenses	(32,899)	(78,252)	(155)	138
Provision expenses	(113,957)	(161,651)	(320)	42
Total costs and operating expenses	(1,249,867)	(2,714,156)	(5,369)	117
Net income before tax	1,282,289	1,331,918	2,635	4
Income tax	(225,455)	(264,211)	(523)	17
Net income	1,056,834	1,067,707	2,112	1

Revenue

Our total revenue increased by 60% to ₸4,046,074 million for the year ended December 31, 2025 from ₸2,532,156 million for the year ended December 31, 2024, due to growth in revenue across all our platforms, revenue attributable to Hepsiburada acquired in 2025 and partially offset by increase in rewards. Total revenue attributable to Türkiye is ₸1,018,830 million for the year ended December 31, 2025.

Net fee revenue. Net fee revenue increased by 25% to ₸1,598,351 million from ₸1,275,125 million for the year ended December 31, 2024, due to a 24% increase in fee revenue, as a result of growth in fee revenue of Payments and Marketplace platforms, ₸290,159 million attributable to Hepsiburada, partially offset by increase in rewards by 3%, and decrease in Fintech fee revenue.

Interest revenue. Interest revenue increased by 46% to ₸1,579,346 million from ₸1,082,668 million for the year ended December 31, 2024, as a result of a ₸475,489 million increase attributable to revenue from Loans to Customers, ₸54,269 million attributable to Hepsiburada and partially offset by ₸33,080 million decrease attributable to revenue from debt securities, deposits placed with other banks and reverse repurchase agreements.

Retail revenue. Retail revenue was ₸850,127 million for the year ended December 31, 2025, compared to ₸163,134 million for year ended December 31, 2024, with ₸63,646 million increase as a result of growth in e-Grocery business, ₸638,164 million attributable to Hepsiburada and partially offset by ₸14,817 million decrease in revenue of our e-Cars 1P business, which we decided to discontinue in the 4th quarter of 2025.

Other gains and losses. Our other gains of ₸18,250 million for the year ended December 31, 2025 and ₸11,229 million for year ended December 31, 2024 primarily represented foreign exchange operations and financial assets and liabilities, gains related to net monetary position. From other gains for the year ended December 31, 2025 total amount of ₸36,238 million was attributable to Hepsiburada, of which ₸33,313 million net gain was on monetary position. Other gains for the year ended December 31, 2025 also included ₸2,746 million gain as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, and a net loss from financial assets and liabilities of ₸27,785 million.

Costs and Operating Expenses

Costs and operating expenses increased by 117% to ₸2,714,156 million for the year ended December 31, 2025 from ₸1,249,867 million for the year ended December 31, 2024, primarily due to acquisition of Hepsiburada, growth in interest expenses and fees and to a lesser extent due to changes in other expenses as explained below. Costs and Operating Expenses attributable to Türkiye is ₸1,108,903 million for the year ended December 31, 2025. Costs and operating expenses as a percentage of revenue were 67% and 49% for the years ended December 31, 2025 and 2024, respectively.

Interest expenses and fees. Interest expenses and fees increased by 47% to ₸908,698 million for the year ended December 31, 2025 from ₸616,116 million for the year ended December 31, 2024, mainly as a result of an increase in the average balances of customer term deposits by 21% driven by a 9% increase in the number of Fintech Active Consumers (deposits), increase in the average interest rate paid on customer accounts to 13.0% for the year ended December 31, 2025 from 12.5% for the year ended December 31, 2024 and ₸144,734 million attributable to Türkiye including interest expenses on Eurobonds issued in March 2025.

Transaction expenses. Transaction expenses increased by 7% to ₸31,603 million for the year ended December 31, 2025 from ₸29,494 million for the year ended December 31, 2024, primarily due to a 14% increase in the number of TPV Payments Transactions, partially offset by a growing share of proprietary network transactions where we do not pay third-party providers. Transaction Expenses attributable to Türkiye is ₸865 million for the year ended December 31, 2025.

Cost of goods and services. Cost of goods and services increased by 288% to ₸1,179,141 million for the year ended December 31, 2025 from ₸303,858 million for the year ended December 31, 2024, mainly due to an increase in cost of goods and services of Marketplace, of which ₸767,466 million is attributable to Türkiye, a 83% increase in the number of e-Commerce Purchases and therefore growth in delivery expenses, as well as growth in cost of goods sold due to the growth related to e-Grocery business.

Technology and product development. Technology and product development expenses increased by 90% to ₸208,580 million for the year ended December 31, 2025 from ₸109,553 million for the year ended December 31, 2024, of which ₸62,323 million attributable to Türkiye in 2025, increased expenses of ₸23,261 million to support the growth of our technology and delivery infrastructure, such as Kaspi Postomats, which increased in number by 30% to 10,441 in 2025 from 8,032 in 2024, as well as higher compensation expenses of ₸13,443 million due to growth in the number of technology personnel and higher remuneration.

Sales and marketing. Sales and marketing expenses increased by 232% to ₸146,231 million for the year ended December 31, 2025 from ₸43,990 million for the year ended December 31, 2024, of which ₸84,240 million is primarily attributable to Türkiye and increased internet marketing activity and growth in corresponding expenses by ₸12,187 million and ₸5,814 million increase in other marketing expenses.

General and administrative expenses. General and administrative expenses increased by 138% to ₸78,252 million for the year ended December 31, 2025 from ₸32,899 million for the year ended December 31, 2024, of which ₸38,551 million primarily attributable to Türkiye, growth in miscellaneous office maintenance and administrative expenses of ₸5,477 million and general and administrative personnel expenses of ₸1,325 million.

Provision expenses. Provision expenses increased by 42% to ₸161,651 million for year ended December 31, 2025 from ₸113,957 million for the year ended December 31, 2024, mainly as a result of a 31% increase in our Average Net Loan Portfolio, ₸10,722 million provision expenses attributable to Türkiye, and partially due to increase in Cost of Risk to 2.2% from 2.1% in Kazakhstan.

Net Income before Tax

For the reasons described above, our net income before tax increased by 4% to ₸1,331,918 million for the year ended December 31, 2025 from ₸1,282,289 million for the year ended December 31, 2024.

Income Tax

Our income tax expenses increased by 17% to ₸264,211 million for the year ended December 31, 2025 from ₸225,455 million for the year ended December 31, 2024, primarily due to 4% growth in Net Income before tax, ₸13,996 million additional tax from changes in tax legislation relating to taxation of revenue from government securities, and an effect of non-taxable income equal to ₸34,038 million in 2025 compared to ₸36,797 million in 2024.

Net Income

As a result of the above factors, our net income increased by 1% to ₸1,067,707 million for the year ended December 31, 2025 from ₸1,056,834 million for the year ended December 31, 2024. Net loss attributable to Türkiye is ₸89,564 million for the year ended December 31, 2025.

Payments

Below are the results of operations for Payments for the year ended December 31, 2025 and 2024:

	For the year ended December 31,
	2024	2025	2025
	(in ₸ million)		(in $ million)	% Change
Segment revenue:
Payments fee revenue	458,953	510,763	1,010	11
Interest revenue	128,144	147,963	293	15

Total segment revenue	587,097	658,726	1,303	12
Net income (Payments)	381,607	433,001	857	13

Segment Revenue

Total segment revenue of Payments increased by 12% to ₸658,726 million for the year ended December 31, 2025 from ₸587,097 million for the year ended December 31, 2024 due to increases in Payments fee revenue and interest revenue as explained below.

Payments fee revenue. Payments fee revenue increased by 11%, or ₸51,810 million, to ₸510,763 million for the year ended December 31, 2025 from ₸458,953 million for the year ended December 31, 2024. The increase was mainly attributable to a ₸35,038 million increase in revenue from Kaspi QR and card transactions, a ₸2,649 million increase in revenue from Household Bill Payments, a ₸8,193 million increase in revenue from monetized P2P transactions and a ₸2,999 million increase in revenue from Kaspi B2B Payments. The growth in revenue across all products was driven by a 19% increase in TPV which was driven by a 14% increase in the number of TPV Payments Transactions and a 7% increase in the number of Payments Active Consumers.

Payment fee revenue increased due to an increase in Payment transaction revenue. Payments transaction revenue from merchants increased by 17%, or ₸43,423 million, to ₸304,213 million for the year ended December 31, 2025 from ₸260,790 million for the year ended December 31, 2024, due to a 4% increase in the number of Active Merchants. Payments transaction revenue from retail customers increased by 3%, or ₸4,882 million, to ₸170,562 million for the year ended December 31, 2025 from ₸165,680 million for the year ended December 31, 2024, due to a 7% increase in the number of Payments Active Consumers.

Interest revenue. Interest revenue increased by 15%, or ₸19,819 million, to ₸147,963 million for the year ended December 31, 2025 from ₸128,144 million for the year ended December 31, 2024. Of such increase, ₸5,686 million was attributable to a 5% increase of Average Balances on Current Accounts which was driven by a 7% increase in the number of Payments Active Consumers, who are holders of current accounts and ₸8,272 million increase was due to an increase in average yield on debt securities, ₸5,861 million was due to intergroup interest income related to merchant deposits.

Net Income

Net income of Payments increased by 13% to ₸433,001 million for the year ended December 31, 2025 from ₸381,607 million for the year ended December 31, 2024, driven by increases in Payments fee revenue and interest revenue, as well as continuing adoption of proprietary QR transactions, which eliminates interchange fees paid to third-party payment solutions providers.

Marketplace

Below are the results of operations for Marketplace for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2024	2025	2025
	(in ₸ million)		(in $ million)	% Change
Segment revenue:
Marketplace fee revenue	562,283	974,269	1,927	73
Retail revenue	163,134	850,127	1,682	421
Interest revenue	6,304	69,886	138	1,009
Other gains	1,222	37,190	74	2,943
Total segment revenue	732,943	1,931,472	3,821	164
Net income (Marketplace)	348,400	279,773	553	(20)

Segment Revenue

Total segment revenue of Marketplace increased by 164% to ₸1,931,472 million for the year ended December 31, 2025 from ₸732,943 million for the year ended December 31, 2024, primarily due to an increase in Marketplace fee revenue and Retail revenue and acquisition of Hepsiburada as explained below.

Marketplace fee revenue. Marketplace fee revenue increased by 73%, or ₸411,986 million, to ₸974,269 million for the year ended December 31, 2025 from ₸562,283 million for the year ended December 31, 2024. The ₸302,921 million increase was attributable to Hepsiburada, ₸19,504 million increase in revenue from m-Commerce due to a 7% increase in m-Commerce GMV and growth in m-Commerce Take Rate, a ₸83,858 million increase in revenue from e-Commerce due to a 16% increase in e-Commerce GMV and growth in e-Commerce Take Rate, a ₸5,703 million increase in revenue from Kaspi Travel due to a 14% increase in Kaspi Travel’s GMV and growth in Kaspi Travel’s Take Rate. The growth in Marketplace GMV across all products was due to the growth in the number of transactions, mainly driven by a 9% increase in the number of Marketplace Active Consumers.

Retail revenue. Retail revenue was ₸850,127 million for year ended December 31, 2025, compared to ₸163,134 million in the prior year period, with ₸638,164 million increase attributable to Hepsiburada, ₸63,646 million growth in e-Grocery business, driven by a 56% increase in the number of e-Grocery purchases, partially offset by ₸14,817 million decrease in car e-Commerce business which we decided to discontinue in the 4th quarter of 2025.

Interest revenue. Interest revenue was ₸69,886 million for year ended December 31, 2025, compared to ₸6,304 million in the prior period ended December 31, 2024 with ₸54,269 million increase attributable to Hepsiburada and ₸9,313 million increase in interest revenue of business deposits of merchants.

Other gains and losses. Other gains for the year ended December 31, 2025 amounted to ₸37,190 million compared to ₸1,222 million other gains for the year ended December 31, 2024 with ₸36,238 million increase in gains attributable to Hepsiburada. Other gains for the year ended December 31, 2025 of Türkiye consisted primarily of ₸33,313 million net gain on monetary position.

Net Income

Net income of Marketplace decreased by 20% to ₸279,773 million for the year ended December 31, 2025 from ₸348,400 million for the year ended December 31, 2024, driven primarily by ₸93,018 million net losses of Hepsiburada, partially offset by growth in Marketplace fee revenue, offset by faster growth in the number of e-Commerce Purchases than e-Commerce GMV (83% compared to 16%), which resulted in growth of delivery expenses outperforming growth of revenue.

Fintech

Below are the results of operations for Fintech for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2024	2025	2025
	(in ₸ million)		(in $ million)	% Change
Segment revenue:
Interest revenue	955,528	1,383,465	2,736	45
Fintech fee revenue	316,292	178,409	353	(44)
Other gains/(losses)	10,007	(18,940)	(37)	(289)
Total segment revenue	1,281,827	1,542,934	3,052	20
Net income (Fintech)	326,827	354,933	702	9

Segment Revenue

Total segment revenue of Fintech increased by 20% to ₸1,542,934 million for the year ended December 31, 2025 from ₸1,281,827 million for the year ended December 31, 2024, primarily due to an increase in interest revenue as explained below.

Interest revenue. Interest revenue increased by 45%, or ₸427,937 million, to ₸1,383,465 million for the year ended December 31, 2025 from ₸955,528 million for the year ended December 31, 2024. Of such increase, ₸474,844 million was attributable to a 31% increase in our Average Net Loan Portfolio, including an increase of ₸303,659 million in revenue from consumer lending through our BNPL, general purpose loans and car loans and an increase of ₸171,185 million in revenue from micro business and merchant financing and ₸46,907 million decrease was attributable to a lower amount of liquidity allocated to debt securities, deposits placed with other banks and reverse repurchase agreements.

Fintech fee revenue. Fintech fee revenue decreased by 44% to ₸178,409 million for the year ended December 31, 2025 from ₸316,292 million for the year ended December 31, 2024. The decrease was primarily due to the fact that we removed Banking service fees from most of new contracts with customers, while under old contracts, consumers continue to pay monthly Banking service fees starting in the third quarter of 2024. Based on this, Fintech fee, revenue is expected to continue to decrease.

Other gains and losses. Other losses for the year ended December 31, 2025 amounted to ₸18,940 million and other gains for the year ended December 31, 2024 amounted to ₸10,007 million, with the decrease primarily as a result of changes in the currency exchange rate of the tenge to the U.S. dollar, as well as changes in gains/(losses) on financial assets and liabilities.

Net Income

Net income of Fintech increased by 9% to ₸354,933 million for the year ended December 31, 2025 from ₸326,827 million for the year ended December 31, 2024, driven by growth in interest revenue, partially offset by growth in interest expenses and fees.

Total Revenue by Geographic Market

As required by Item 4.B of Form 20-F, the following table sets forth the breakdown of our total Segment revenue by geographic market for the periods indicated:

	For the year ended December 31,
	2024	2025	2025
	(in ₸ million)		(in $ million)
Kazakhstan and other	2,586,381	3,070,369	6,073
Türkiye	—	1,031,592	2,041
Total revenue	2,586,381	4,101,961	8,114

Years Ended December 31, 2024 and 2023

For a comparison of our results of operations for the years ended December 31, 2024 and 2023, and for a breakdown of our revenues by geographic market in 2023, see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Results of Operations-Years Ended December 31, 2024 and 2023,” each in the annual report on Form 20-F filed with the SEC on March 10, 2025, which information is herein incorporated by reference.

Non-IFRS Measures of Financial Performance

To supplement our consolidated financial statements presented in accordance with IFRS Accounting Standards as issued by the IASB, we present earnings before interest revenue from other operations, interest expense and fees from other operations, share-based compensation expense, other gains (losses), income tax expense, depreciation and amortization expenses (“Adjusted EBITDA”).

This non-IFRS financial measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards as issued by the IASB and may be different from non-IFRS measures used by other companies. In addition, this non-IFRS financial measure is not based on any comprehensive set of accounting rules or principles. Non-IFRS financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS Accounting Standards as issued by the IASB. This non-IFRS financial measure should only be used to evaluate our results of operations in conjunction with the most comparable financial measure under IFRS Accounting Standards as issued by the IASB.

We believe that reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure provides investors an overall understanding of our current financial performance and its prospects for the future.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that represents our net income, adjusted to eliminate the effect of interest revenue from other operations, interest expense and fees from other operations, share-based compensation expense, other gains/(losses), income tax expense, depreciation and amortization expenses. Interest revenue from other operations and interest expense and fees from other operations are operations other than those associated with loans to customers. We have included this non-IFRS financial measure because it is used by our management to evaluate our operating performance and trends, make strategic decisions and calculate leverage ratios. Accordingly, we believe this measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management. In addition, it provides a useful measure for period-to-period comparisons of our business by excluding potential differences caused by non-operational and unusual or non-recurring items.

The following table presents a reconciliation of net income to adjusted EBITDA for the years indicated:

	As of or for the year ended December 31,
	2023	2024	2025	2025
	(in ₸ million, except as indicated)			(in $ billion)
Net Income	848,770	1,056,834	1,067,707	2.1
Adjustments
Interest revenue from other operations(1)	(209,810)	(220,263)	(219,957)
Interest expense and fees from other operations(1)	185,361	203,450	368,933
Share-based compensation expense(2)	20,859	16,963	15,476
Other gains (3)	(23,200)	(11,229)	(18,250)
Income tax expense	173,234	225,455	264,211
Depreciation and amortization expenses	25,554	28,834	78,252
Adjusted EBITDA	1,020,768	1,300,044	1,556,372	3.1

(1)
Interest revenue earned on operations other than loans to customers. Interest expenses and fees other than those attributable to financing of loans to customers.
(2)
We believe that the exclusion of share-based compensation expense provides a clearer view of the operating performance of our business and is appropriate, given that grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time.
(3)
Other gains represent recurring operations results of foreign exchange and financial assets and liabilities operations and revaluation and net monetary position, and other not core or normal course of business operations.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2025 and 2024, we had cash and cash equivalents of ₸903,143 million and ₸619,470 million, respectively. Our cash and cash equivalents mainly comprise short-term deposits and current accounts with other banks, and cash on hand, which includes cash balances with our ATMs and cash in transit.

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

Cash Flows

The below table summarizes our cash flows for the periods indicated. For a discussion of our cash flows for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows” in the annual report on Form 20-F filed with the SEC on March 10, 2025, which comparative information is herein incorporated by reference.

	For the year ended December 31,
	2024	2025	2025
	(in ₸ million)		(in $ million)
Net cash inflow from operating activities	581,892	673,611	1,332
Net cash outflow from investing activities	(108,364)	(507,803)	(1,004)
Net cash (outflow)/inflow from financing activities	(709,771)	150,251	297
Net (decrease)/increase in cash and cash equivalents	(200,996)	283,673	561
Cash and cash equivalents, beginning of period	820,466	619,470	1,225
Cash and cash equivalents, end of period	619,470	903,143	1,787

Net Cash Inflow from Operating Activities

During the year ended December 31, 2025, we generated ₸673,611 million of cash from our operating activities, a 16% increase from ₸581,892 million generated during the year ended December 31, 2024. This increase was primarily due to ₸588,345 million increase in interest received from loans to customers driven by a 31% increase in average net loan portfolio, ₸336,231 million increase in net fee revenue driven by Hepsiburada as well as 9% increase in Marketplace Active consumers, ₸686,993 million increase in retail revenue mainly due to Hepsiburada. These factors were partially offset by ₸885,628 million increase in cost of goods and services purchased, primarily due to Hepsiburada, ₸277,188 million increase in interest paid primarily due to an 21% increase average volume of customer term deposits and growth in average interest paid on customer deposits to 13.0% for year ended December 31, 2025 vs 12.5% in prior year, ₸237,622 million increase in mandatory cash balances with NBRK due to change in the MRR regulation during 2025.

Net Cash Outflow from Investing Activities

During the year ended December 31, 2025, we used ₸507,803 million of cash from our investing activities, a 369% increase from ₸108,364 million used during the year ended December 31, 2024. This increase was primarily due to a ₸552,834 million acquisition and investment into subsidiaries, net of cash acquired.

Net Cash Outflow from Financing Activities

During the year ended December 31, 2025, we received ₸150,251 million of cash from our financing activities, an increase from ₸709,771 million used during the year ended December 31, 2024. This net positive inflow was primarily due to ₸326,047 million proceeds from issue of debt securities due to issuance of Eurobonds in the year ended December 31, 2025 and no payment of dividends in 2025.

Principal Assets

The following tables and narrative set forth the principal components of our total assets as derived from our audited consolidated statements of financial position as of December 31, 2025 and 2024 included elsewhere in this annual report. The following tables and narrative also set forth the principal components of our total assets as of December 31, 2023, which are not included in our audited consolidated statements of financial position. We provide data on our assets as of December 31, 2023 in this Item 5.B on a voluntary basis only. We do so to align with the disclosures included in this annual report under “—Selected Statistical Information”, which, because they show a variety of data on our loan portfolios derived from throughout our consolidated financial statements, cover three years of data.

	As of December 31,
	2023		2024		2025
	Amount in ₸ million	% of total assets	Amount in ₸ Million	% of total assets	Amount in ₸ Million	% of total assets	Amount in $ Million
Loans to customers	4,235,957	62	5,746,600	69	7,172,162	65	14,187
Investment securities and derivatives	1,377,772	20	1,506,831	18	1,179,819	11	2,334
Cash and cash equivalents	820,466	12	619,470	7	903,143	8	1,787
Property, equipment and intangible assets	174,346	3	269,289	3	714,361	6	1,413
Goodwill			17,438	—	447,128	4	884
Mandatory Cash Balance With the NBK	47,110	1	57,307	1	305,126	3	604
Other Assets	135,598	2	106,094	2	183,536	2	363
Inventory	—		16,164	—	124,522	1	246
Due from banks	30,683	1	37,908	—	51,951	—	103
Total Assets	6,821,932	100	8,377,101	100	11,081,748	100	21,921

Our total assets increased by 32% to ₸11,081,748 million as of December 31, 2025 from ₸8,377,101 million as of December 31, 2024, which in turn increased by 23% from ₸6,821,932 million as of December 31, 2023.

During the reporting period NBRK increased the requirements of mandatory cash balances for Bank’s liabilities denominated in national and foreign currencies from 0-2% to 3.5% and from 1-3% to 10%, respectively.

The increase in our total assets as of December 31, 2025 compared to December 31, 2024 was a result of a 25% increase in loans to customers mainly driven by the growth in our TFV by 13%, 46% increase in cash and cash equivalents, as part of our liquidity management, increase in Mandatory Cash Balances with NBK by ₸247,819 million due to change in the MRR regulations, increase in the goodwill by ₸429,690 million and growth in inventory by ₸108,358 million due to acquisition of Hepsiburada.

Our total assets increased by 23% to ₸8,377,101 million as of December 31, 2024 from ₸6,821,932 million as of December 31, 2023.

The increase in our total assets as of December 31, 2024 compared to December 31, 2023 was a result of a 36% increase in loans to customers mainly driven by the growth in our TFV by 30% and a 9% increase in investment securities and derivatives, mainly driven by the growth of our debt securities portfolio as part of our liquidity management.

Loans to Customers

Loans to customers comprise the largest component of our assets, accounting for 65%, 69% and 62% of our total assets as of December 31, 2025 and December 31, 2024 and 2023, respectively.

The following table sets forth our loan portfolio as of the dates indicated:

	As of December 31,
	2023	2024	2025	2025
		(in ₸ million)		(in $ million)
Gross loans to customers	4,478,489	6,042,443	7,543,926	14,923
Less as allowance for impairment losses	(242,532)	(295,843)	(371,764)	(735)
Total loans to customers	4,235,957	5,746,600	7,172,162	14,187

Our loans to customers increased by 25% to ₸7,172,162 million as of December 31, 2025 from ₸5,746,600 million as of December 31, 2024, mainly due to growth in TFV (loans) by 13%.

Our loans to customers increased by 36% to ₸5,746,600 million as of December 31, 2024 from ₸4,235,957 million as of December 31, 2023, mainly due to growth in TFV (loans) by 30%. The following table sets forth the breakdown of our loan portfolio by remaining contractual maturity dates as of December 31, 2025:

	Maturing
(in ₸ million)	As of December 31, 2025	In one year or less	After one year through five years	After five years through 15 years	After 15 years
Gross loans to customers	7,543,926	4,795,082	2,744,993	3,669	182

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

The following table sets forth the breakdown of our NPLs, total allowance for impairment and total allowance for impairment to gross NPLs as of the dates indicated:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment to gross NPLs
	in ₸ million		%
NPLs to customers as of December 31, 2025	466,845	371,764	80%
NPLs to customers as of December 31, 2024	327,730	295,843	90%
NPLs to customers as of December 31, 2023	244,161	242,532	99%

The following table sets forth the breakdown of NPLs as a proportion of our gross loan portfolio as of the dates indicated:

December 31, 2023		December 31, 2024		December 31, 2025
Gross NPLs, ₸ million	% of gross loans	Gross NPLs ₸ million	% of gross loans	Gross NPLs ₸ million	% of gross loans
244,161	5%	327,730	5%	466,845	6%

Our NPLs accounted for 6%, 5% and 5% of our gross loan portfolio as of December 31, 2025, 2024 and 2023, respectively. Our first payment default rate (the share of loans where borrowers failed to pay the first payment under their loan agreements) increased to 0.8% as of December 31, 2025 from 0.7% as of December 31, 2024, and was 0.9% as of December 31, 2023. Our second payment default rate (the share of loans where borrowers failed to pay the first and the second payments under their loan agreements) remained unchanged at 0.3% as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively. Our delinquency rate (the share of loans that were not delinquent in the previous month but missed their current due date) was 2.0% as of December 31, 2025, 2024 and 2023. Our loss rate vintages (expected loss rate of portfolio originated in specific quarter or month as a combination of actual NPL as of reporting date and expected recovery of NPL based on statistics) were below 2% throughout the period between December 31, 2025 and December 31, 2024. We believe that our ability to maintain a sustainable ratio of NPLs and improve other metrics, despite a rapid growth of our consumer loan portfolio, demonstrates the efficiency of our risk management system.

The following tables set forth the movements in loss allowance with regard to loans to customers as of the dates indicated:

	Year ended December 31, 2025
(in ₸ million)	Stage 1	Stage 2	Stage 3	POCI	Total(1)
Loss allowance as of December 31, 2024	77,521	22,378	193,759	2,185	305,640
Changes in provisions
Transfer to Stage 1(2)(3)	31,006	(3,095)	(27,911)	—	—
Transfer to Stage 2(2)(4)	(11,830)	18,565	(6,735)	—	—
Transfer to Stage 3(2)(5)	(26,981)	(13,731)	40,712	—	—

Net changes resulting from changing in credit risk parameters	(39,150)	3,189	118,230	(702)	84,883
New assets issued or acquired	78,682	—	—	—	78,704
Repaid assets (except for write-off)	(35,531)	(1,966)	(12,576)	—	(50,168)
Modification effect	—	—	48,232	—	48,232
Total effect on consolidated statements of profit or loss	4,001	1,223	153,886	(702)	161,651
Write-off, net of recoveries	—	—	(85,959)	—	(85,959)
On acquisition of subsidiary	539	856	2,783	—	4,016
Other changes	(94)	(135)	(582)	—	(361)
Foreign exchange difference	—	—	105	—	105
Loss allowance as of December 31, 2025	74,162	26,061	270,058	1,483	385,092

	Year ended December 31, 2024
(in ₸ million)	Stage 1	Stage 2	Stage 3	POCI	Total(1)
Loss allowance as of December 31, 2023	59,939	16,290	166,042	261	249,644
Changes in provisions
Transfer to Stage 1(2)(3)	27,424	(3,919)	(23,505)	—	—
Transfer to Stage 2(2)(4)	(11,051)	20,608	(9,557)	—	—
Transfer to Stage 3(2)(5)	(25,149)	(7,250)	32,399	—	—

Net changes resulting from changing in credit risk parameters	(27,598)	(1,896)	65,061	1,924	41,013
New assets issued or acquired	86,095	—	—	—	86,237
Repaid assets (except for write-off)	(32,139)	(1,455)	(13,333)	—	(46,927)
Modification effect	—	—	33,634	—	33,634
Total effect on consolidated statements of profit or loss	26,358	(3,351)	85,362	1,924	113,957
Write-off, net of recoveries	—	—	(56,973)	—	(57,952)
Foreign exchange difference	—	—	(9)	—	(9)
Loss allowance as of December 31, 2024	77,521	22,378	193,759	2,185	305,640

	Year ended December 31, 2023
(in ₸ million)	Stage 1	Stage 2	Stage 3	POCI	Total(1)
Loss allowance as of December 31, 2022	67,604	11,785	135,313	—	223,282
Changes in provisions
Transfer to Stage 1(2)(3)	15,923	(1,448)	(14,475)	—	—
Transfer to Stage 2(2)(4)	(10,396)	16,184	(5,788)	—	—
Transfer to Stage 3(2)(5)	(25,126)	(5,745)	30,871	—	—
Net changes resulting from changing in credit risk parameters	(25,885)	(2,531)	61,320	261	35,883
New assets issued or acquired	75,077	—	—	—	75,105
Repaid assets (except for write off)	(37,258)	(1,955)	(12,662)	—	(51,875)
Modification effect	—	—	20,521	—	20,521
Total effect on consolidated statements of profit or loss	11,934	(4,486)	69,179	261	79,634
Write-off, net of recoveries	—	—	(49,055)	—	(53,269)
Foreign exchange difference	—	—	(3)	—	(3)
Loss allowance as of December 31, 2023	59,939	16,290	166,042	261	249,644

(1)
Total amounts also include changes in provisions related to due from banks (Stage 1), financial assets at fair value through other comprehensive income (Stages 1, 2 and 3), cash and cash equivalents (Stage 1), other assets (Stage 3) and contingencies (Stage 1). See note 7 to our audited consolidated financial statements as of December 31, 2025 and 2024 and 2023 and for each of the three years in the period ended December 31, 2025 included elsewhere in this annual report.
(2)
For financial assets that are not purchased or originated credit impaired (“POCI”) assets, ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement. See note 3 to the consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.
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

Our loss allowance for loans to customers increased by 26% to ₸371,764 million as of December 31, 2025 from ₸295,843 million as of December 31, 2024, mainly as a result of growth in our loan portfolio. Our loss allowance for loans to customers increased by 22% to ₸295,843 million as of December 31, 2024 from ₸242,532 million as of December 31, 2023, mainly as a result of growth in our loan portfolio.

Investment Securities and Derivatives

As of December 31, 2025 and 2024, we had total investment securities and derivatives of ₸1,179,819 million and ₸1,506,831 million, respectively, which primarily consisted of debt securities. The following table sets forth information relating to securities held as of the dates indicated:

	As of December 31,
	2023	2024	2025	2025
	(in ₸ million)	(in ₸ million)	(in ₸ million)	(in $ million)
Debt securities	1,376,728	1,489,205	1,154,800	2,284
Equity investments	402	477	482	1
Total financial assets at fair value through other comprehensive income	1,377,130	1,489,682	1,155,282	2,285
Investment funds	—	—	21,717	43
Derivative financial instruments	642	17,149	747	1
Total financial assets at fair value through profit or loss	642	17,149	22,464	44
Total financial assets at amortized cost	—	—	2,073	5
Total investment securities and derivatives	1,377,772	1,506,831	1,179,819	2,334

In line with our liquidity management policy, we primarily invest in short-term (with average maturity below two years), high-quality debt securities, which primarily include government or quasi-government issued debt such as treasury notes of the Ministry of Finance of Kazakhstan, Discount notes of the NBK, U.S. Treasury notes and high- grade “blue-chip” corporate debt. For the year ended December 31, 2025, average yield on debt securities was 11.9%, compared to 12.4% and 13.9% for the years ended December 31, 2024 and 2023, respectively. In terms of derivative instruments, we engage primarily in currency derivatives in the process of managing our open currency position.

Our investment securities and derivatives decreased by 22% to ₸ 1,179,819 million as of December 31, 2025 from ₸1,506,831 million as of December 31, 2024. Our investment securities and derivatives increased by 9% to ₸1,506,831 million as of December 31, 2024 from ₸1,377,772 million as of December 31, 2023. These changes were attributable to our liquidity management policy pursuant to which we invest excess liquidity in high quality debt securities or lend to other banks on the interbank market. As of December 31, 2025 and 2024, we had unrealized losses and gains of ₸40,545 million and ₸41,026 million, respectively.

Non-Current Assets by Geographic Market

As required by Item 4.B of Form 20-F, the following table sets forth the breakdown of our non-current assets (excluding financial instruments, deferred tax assets and other financial assets) by geographical market as of the dates indicated:

	As of December 31,
	2024	2025	2025
	(in ₸ million)	(in ₸ million)	(in $ million)
Kazakhstan and other	284,909	371,170	734
Türkiye	—	347,867	688
Total non-current assets	284,909	719,037	1,422

For a breakdown of our non-current assets by geographic market in 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results-Results of Operations—Years Ended December 31, 2024 and 2023” in the annual report on Form 20-F filed with the SEC on March 10, 2025, which information is herein incorporated by reference.

Liabilities

Our liabilities primarily consist of customer accounts, which consist of term deposits and current accounts. Our other liabilities include debt securities issued, including subordinated debt, and amounts due to banks.

The following table sets forth our primary liabilities as derived from our audited consolidated statements of financial position as of December 31, 2025 and 2024 included elsewhere in this annual report. The following tables and narrative also set forth our primary liabilities as of December 31, 2023, which are not included in our audited consolidated statements of financial position. We provide data on our liabilities as of December 31, 2023 in this Item 5.B on a voluntary basis only. We do so to align with the disclosures required of us as a banking registrant pursuant to Regulation S-K 1400 of the SEC (included in this annual report under “—Selected Statistical Information”), which cover three years of data.

	As of December 31,
	2023		2024		2025
	Amount in ₸ million	% of total funding	Amount in ₸ million	% of total funding	Amount in ₸ million	% of total funding	Amount in $ million
Term deposits	4,361,058	78	5,434,135	81	6,392,628	81	12,645
Current accounts	1,080,398	19	1,127,815	17	1,138,658	14	2,253
Total customer accounts	5,441,456	97	6,561,950	98	7,531,286	96	14,898
Total debt securities issued	99,468	2	51,050	1	331,992	4	657
Total subordinated debt	62,369	1	62,416	1	161	—	—
						—	—
Repurchase agreements	154	—	24,151	—	—	—	—
Time deposits of banks and other financial institutions	—	—	323	—	16,183	—	32
Total due to banks	154	—	24,474	—	16,183	—	32
Total funding	5,603,447	100	6,699,890	100	7,879,622	100	15,587

Customer Accounts

Term deposits and current accounts by customers are the largest component of our liabilities and constitute our main source of funding. See “Selected Statistical Information.” We open interest-bearing term deposits for a specified period and non-interest-bearing current accounts for retail customers and legal entities. We believe that our deposit base is highly diversified with an average term deposit per retail customer (calculated as the total amount of term retail deposits divided by the total number of retail deposit customers holding a term deposit as of the respective date) of ₸1,296,278 as of December 31, 2025, ₸1,188,169 as of December 31, 2024 and ₸1,099,831 as of December 31, 2023. In 2025, 92% of deposits maturing in 2025 were extended.

The following table sets forth the breakdown of our customer accounts as of the dates indicated:

	As of December 31,
	2023		2024		2025
	Amount in ₸ million	% of total	Amount in ₸ million	% of total	Amount in ₸ million	% of total	Amount in $ million
Individuals
Term deposits	4,316,825	79	5,328,125	81	6,244,418	83	12,352
Current accounts	826,328	15	921,913	14	934,286	12	1,849
Total due to individuals	5,143,153	95	6,250,038	95	7,178,704	95	14,201
Corporate customers
Term deposits	44,233	1	106,010	2	148,210	2	293
Current accounts	254,070	5	205,902	3	204,372	3	404
Total due to corporate customers	298,303	5	311,912	5	352,582	5	697
Total customer accounts	5,441,456	100	6,561,950	100	7,531,286	100	14,898

Customer accounts increased by 15% to ₸7,531,286 million as of December 31, 2025, which in turn increased by 21% to ₸6,561,950 million as of December 31, 2024 from ₸5,441,456 million as of December 31, 2023. The increases during the periods presented were primarily attributable to growth of retail deposits, which mainly results from an increase in the number of Active Consumers and Active Merchants, and the further integration of current customers into our platforms.

Our average balances of customer accounts increased by 18% to ₸6,697,301 million for the year ended December 31, 2025 from ₸5,688,259 million for the year ended December 31, 2024 mainly as a result of an increase in Active Consumers (deposits) by 9%. Our average balances of customer accounts increased by 27% to ₸5,688,259 million for the year ended December 31, 2024 from ₸4,491,864 million for the year ended December 31, 2023 mainly as a result of an increase in Active Consumers (deposits) by 18%, while the average rate paid on customer term deposits remained unchanged at 12.5% for the year ended December 31, 2023 and December 31, 2024, respectively and increased to 13.0% for the year ended December 31, 2025. The increase in the average rate paid on customer accounts in 2025 compared to 2024 and 2023 was a result of an increase in prevailing interest rates.

As of December 31, 2025 and December 31, 2024, our 20 largest customers held ₸78,145 million and ₸76,413 million, or 1.04% and 1.16% of customer accounts, respectively, compared to ₸97,806 million, or 1.80% of customer accounts, as of December 31, 2023.

Debt Securities Issued

We have historically issued debt securities in the domestic market to fund the ongoing growth of our business operations. To minimize currency risk, we have issued senior unsecured tenge-denominated debt securities, given that our business operations are conducted predominantly in tenge. The terms and conditions of our debt instruments included a number of general covenants such as non-change of business, non-change of legal form and compliance with applicable reporting requirements, which are customary to KASE-listed bonds. As of December 31, 2025, we only have Eurobonds, having repaid all other currency-denominated debt instruments.

Debt securities issued increased by 550% to ₸ 331,992 million as of December 31, 2025 from ₸51,050 million as of December 31, 2024, mainly as a result of placement of Eurobonds which mature in 2030 and partially offset by maturity of the first issue of the third bond program in January 2025.

The average interest rate paid on debt securities issued was 6.6% for the year ended December 31, 2025. The following table sets forth our senior unsecured debt securities outstanding as of the dates indicated:

			As of December 31,
		Nominal Interest rate	2023	2024	2025
Recorded at amortized cost	Maturity date		₸ million
Debt securities issued	March 2030	6.25%	—	—	331,992
Third bond program-first issue	January 2025	9.90%	51,048	51,050	—
Third bond program-second issue	January 2024	9.80%	48,420	—	—
Total debt securities issued			99,468	51,050	331,992

We did not have any defaults or other breaches with respect to our senior unsecured debt securities outstanding as of December 31, 2025, 2024 and 2023.

On March 18, 2025, we issued debt securities totaling $650 million.

On January 27, 2025, we fully repaid all amounts outstanding under the first issue of the third bond program.

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

As of December 31, 2025, our subordinated debt comprised ₸161 million, which decreased from ₸62,416 million as of December 31, 2024, which in turn insignificantly increased from ₸62,369 million as of December 31, 2023.

The average interest rate paid on subordinated debt decreased to 9.6% for the year ended December 31, 2025 from 10.4% for the year ended December 31, 2024 and 10.3% for the year ended December 31, 2023 as a result of maturity of lower yield debt and changes in floating rates.

The following table sets forth the breakdown of our subordinated debt securities outstanding as of the dates indicated:

			As of December 31,
	Maturity	Nominal	2023	2024	2025
Recorded at amortized cost	date	Interest rate	₸ million
Third bond program-fourth issue	June 2025	10.7%	62,274	62,278	—
Debt components of preference shares	N/A	N/A	95	138	161
Total subordinated debt			62,369	62,416	161

On July 10, 2025, we fully repaid outstanding subordinated debt under the fourth issue of the third bond program.

As of the dates indicated, the debt component of preference shares related to Kaspi Bank and was held by the non-controlling interest. As of December 31, 2025, 2024 and 2023, accrued interest of ₸Nil, ₸3,179 million and ₸3,179 million, respectively, was included in our subordinated debt.

We did not have any defaults or other breaches with respect to our subordinated debt securities outstanding as of December 31, 2025, 2024 and 2023.

Due to Banks

Amounts due to banks include repurchase agreements collateralized by high-quality government securities and time deposits of banks and other financial institutions. Amounts due to banks decreased by 34% to ₸ 16,183 million as of December 31, 2025 from ₸24,474 million as of December 31, 2024, mainly as a result of a decrease in amounts owed under repurchase agreements entered into as part of our short-term liquidity management to ₸Nil as of December 31, 2025. Amounts due to banks increased by 15,792% to ₸24,474 million as of December 31, 2024 from ₸154 million as of December 31, 2023, mainly as a result of a increase in amounts owed under repurchase agreements entered into as part of our short-term liquidity management.

Our average balances of due to banks increased by 66% to ₸157,828 million in the year ended December 31, 2025 from ₸95,220 million in the year ended December 31, 2024, mainly due to an increase in amounts owed under time deposits of banks and other financial institutions. Our average balances of due to banks increased by 21% to ₸95,220 million in the year ended December 31, 2024 from ₸78,926 million in the year ended December 31, 2023, mainly due to an increase in amounts owed under repurchase agreements.

The average rate paid on amounts due to banks was 11.8% for the year ended December 31, 2025, 14.2% for the year ended December 31, 2024 and 11.5% for the year ended December 31, 2023.

The following table sets amounts due to banks as of the dates indicated:

	As of December 31,
(in ₸ million)	2023	2024	2025
Recorded at amortized cost
Repurchase agreements	154	24,151	—
Time deposits of banks and other financial institutions	—	323	16,183
Total due to banks	154	24,474	16,183

Capital Expenditures

Our capital expenditures primarily include payments for office buildings and data storage facilities, computer equipment and other hardware and fulfillment and delivery infrastructure.

Our capital expenditures were ₸193,456 million, ₸86,553 million and ₸49,049 million for the years ended December 31, 2025, 2024 and 2023, respectively. The increases in our capital expenditures during these periods were primarily due to increased acquisitions, including office buildings in Almaty, Kaspi Postomats, Kaspi POS, computers, software and data storage facilities.

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

Capital Adequacy and Capital Management

The management of Kaspi Bank monitors Kaspi Bank’s capital adequacy ratios based on the requirements of the Basel III framework. The table below sets forth the respective ratios calculated on the basis of Kaspi Bank’s consolidated financial statements under Basel III with the updated risk- weighted assets methodology as of the dates indicated:

	As of December 31,
(in ₸ billion, except percentages)	2024	2025
Risk-weighted assets	5,577	6,796
Tier 1 capital adequacy ratio	17.6%	19.6%
Total capital adequacy ratio	18.3%	19.6%
Tier 1 capital	983	1,329
Total capital	1,019	1,329

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

The table below sets forth the respective ratios calculated in accordance with NBK regulations recorded by Kaspi Bank as of the dates indicated:

	As of December 31,
(in ₸ billion, except percentages)	2024	2025
Risk-weighted assets	8,059	9,979
Tier 1 capital adequacy ratio (k1.2)	12.6%	12.7%
Total capital adequacy ratio (k.2)	12.7%	12.7%
Tier 1 capital	1,016	1,271
Total capital	1,027	1,271

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

We use the same credit policy in undertaking contingent commitments as we do for on-balance operations. As of December 31, 2025 and 2024, we had provisions for losses on contingent liabilities of ₸Nil and ₸Nil, respectively. The following table sets out our contingent liabilities and credit commitments in nominal amounts as of the dates indicated:

	As of December 31,
(in ₸ millions)	2024	2025
Commitments on loans and unused credit lines	293,401	370,278
Guarantees issued and similar commitments	—	326
Total contingent liabilities and credit commitments	293,401	370,604

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

In this section, averages are based on month-end averages. The presentation of historical averages in this section on a daily basis would involve unreasonable effort and expense. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. However, certain government securities of Kazakhstan and certain corporate bonds are tax-exempt with certain exceptions in 2025, where the Kazakhstani government imposed a one time 10% tax on revenue from government securities.

Distribution of Assets, Liabilities and Equity

The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance. The following tables show average balances, interest amounts and yields for our interest-earning assets, non-interest-earning assets, interest-bearing liabilities, non-interest-bearing liabilities and equity for the years ended December 31, 2025, 2024 and 2023.

	2023			2024			2025
(in ₸ million, except percentages)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)	Average balance(1)	Interest income (expense)	Average yield (assets) / rate paid (liabilities)
ASSETS
Interest-earning assets:
Loans to customers(2)	3,541,594	624,048	17.6%	4,894,712	863,050	17.6%	6,415,186	1,359,389	21.2%
Debt securities	1,357,427	188,287	13.9%	1,387,832	172,443	12.4%	1,249,339	148,170	11.9%
Cash and cash equivalents and due from banks(3)	371,477	21,523	5.8%	402,315	47,175	11.7%	514,535	71,787	14.0%
Total interest-earning assets	5,270,498	833,858	15.8%	6,684,859	1,082,668	16.2%	8,179,060	1,579,346	19.3%
Total interest- non-earning assets(4)	510,119			632,433			1,623,788
Total assets	5,780,617			7,317,292			9,802,848

LIABILITIES
Interest-bearing liabilities:
Customer accounts(5)	3,622,544	(452,791)	12.5%	4,714,162	(591,040)	12.5%	5,697,293	(741,864)	13.0%
Debt securities issued	104,698	(9,758)	9.3%	57,963	(5,201)	9.0%	273,274	(18,117)	6.6%
Subordinated debt	61,993	(6,388)	10.3%	61,186	(6,338)	10.4%	33,037	(3,157)	9.6%
Due to banks	78,926	(9,073)	11.5%	95,220	(13,537)	14.2%	157,828	(18,571)	11.8%
Other interest bearing liabilities	—	—	—	—	—	—	257,359	(44,139)	17.2%
Total interest-bearing liabilities	3,868,161	(478,010)	12.4%	4,928,531	(616,116)	12.5%	6,418,791	(825,848)	12.9%
Total non-interest-bearing liabilities	948,539			1,075,191			1,324,842
Equity	963,917			1,313,570			2,059,215
Equity and non-interest-bearing liabilities	1,912,456			2,388,761			3,384,057
Equity and liabilities	5,780,617			7,317,292			9,802,848

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

	For the year ended December 31,
	2024/2023			2025/2024
	Increase/(decrease) due to changes in
(in ₸ million)	Volume	Rate	Net change	Volume	Rate	Net change
ASSETS
Interest - bearing assets:
Loans to customers	238,427	575	239,002	268,094	228,245	496,339
Debt securities	4,217	(20,061)	(15,844)	(17,208)	(7,065)	(24,273)
Cash and cash equivalents and due from banks	1,741	23,911	25,652	13,159	11,453	24,612
Total interest-earning assets	244,385	4,425	248,810	264,045	232,633	496,678
LIABILITIES
Interest-bearing liabilities:
Customer accounts(1)	136,444	1,805	138,249	123,260	27,564	150,824
Debt securities issued	(4,356)	(201)	(4,557)	19,320	(6,404)	12,916
Subordinated debt	(83)	33	(50)	(2,916)	(265)	(3,181)
Due to banks	1,873	2,591	4,464	8,901	(3,867)	5,034
Other interest bearing liabilities	—	—	—	—	44,139	44,139
Total interest-bearing liabilities	133,878	4,228	138,106	148,565	61,167	209,732

(1)
Includes term deposits

Interest-earning Assets-Margin

The following table presents our levels of average interest-earning assets and illustrates the comparative gross and net yields obtained for the indicated periods.

	As of or the year ended December 31,
(in ₸ million, except percentages)	2023	2024	2025
Average interest-earning assets	5,270,498	6,684,859	8,179,060
Average interest rate earned on interest- earning assets(1)	15.8%	16.2%	19.3%
Net interest income(2)	355,848	466,552	753,498
Net interest margin(3)	6.8%	7.0%	9.2%

(1)
Average interest rate earned on interest-earning assets is interest income divided by average interest-earning assets.
(2)
Net interest income is the difference between interest income and interest expense.
(3)
Net interest margin is net interest income divided by average interest-earning assets.

Maturity Composition of Investment in Securities Not Carried at Fair Value through Earnings

The following table presents our weighted average yield of each category of debt securities not carried at fair value through earnings as of December 31, 2025.

	Maturing
	As of December 31, 2025	In one year or less	After one year through five years	After five years through 10 years	After 10 years	No specific maturity
Fair value through other
comprehensive
income (FVTOCI) (1)

Bonds of the Ministry of
Finance of Kazakhstan	11.0%	11.2%	10.7%	11.5%	—	—
Corporate bonds	11.2%	10.3%	12.2%	3.9%	—	—
Sovereign bonds of foreign countries	4.2%	4.3%	2.9%	4.3%	—	—
Total weighted average yield	9.7%	7.8%	10.9%	11.3%	—	—

(1)
Yields have been calculated using the internal rate of return (IRR) as of December 31, 2025. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis. Certain government securities of Kazakhstan and certain corporate bonds are tax-exempt.

Maturity and Composition of Loan Portfolio

The following table presents our loans and advances to customers’ portfolio by the time remaining to maturity. Loans are stated before deduction of allowance for losses.

	Maturing
	As of December 31, 2025	In one year or less	After one year through five years	After five years through 15 years	After 15 years
(in ₸ million)
Loans to customers	7,543,926	4,795,082	2,744,993	3,669	182
Total loans	7,543,926	4,795,082	2,744,993	3,669	182

All loans to customers bear fixed rates.

Summary of Loan Loss Experience

Allocation of Provision for Impairment Losses

The following table presents impairment losses and sets forth the effective provision rate of the total provisions as of December 31, 2025, 2024 and 2023. For a discussion of accounting standards related to loss allowances on financial assets, see note 3 to our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

	As of December 31,
	2023		2024		2025
		% of total		% of total		% of total
		loss		loss		loss
(in ₸ million, except percentages)	Amount	allowance	Amount	allowance	Amount	allowance
Total loan portfolio(1)	4,478,489	—	6,042,443	—	7,543,926	—
Total loss allowance	(242,532)	5.4%	(295,843)	4.9%	(371,764)	4.9%
Total loan portfolio, net of loss allowance	4,235,957		5,746,600		7,172,162

(1)
Total loan portfolio includes our total loans and advances to customers and does not include amounts due from financial institutions

There was no change in our ratio of allowance for credit losses to total loan portfolio in the years ended December 31, 2025 compared to December 31, 2024. The change in our ratio of allowance for credit losses to total loan portfolio in the years ended December 31, 2024 compared to December 31, 2023 was primarily due to improvements in asset quality and changes in credit risk estimates respectively.

Allocation of Net Charge-offs

The following table presents our net charge-offs as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2023		2024		2025
		% of total		% of total		% of total
	Average	average	Average	average	Average	average
(in ₸ million, except percentages)	amount(1)	loans	amount(1)	loans	amount(1)	loans
Loans to customers	3,767,536		5,163,267		6,747,904
Total average loans outstanding	3,767,536	2.0%	5,163,267	2.1%	6,747,904	2.3%
Net charge-offs:
Loans to customers	76,888	2.0%	110,293	2.1%	158,408	2.3%
Total net charge-offs	76,888	2.0%	110,293	2.1%	158,408	2.3%

(1)
Average amounts are based on the average of the month-end balances within each applicable year, unless otherwise indicated.

The ratio of net charge-offs to total average loans to customers was 2.3%, 2.1%, and 2.0% for the years ended December 31, 2025, 2024 and 2023, respectively. In 2025 growth of ratio to 2.3% was attributable to Hepsiburada, while Kazakhstan only ratio was around 2.2%, as a result of high quality of loan origination and continuing improvements in loan collection process.

Deposits

Composition of Deposits per Type and Yield

The following table presents, with average balances, the breakdown of deposits by category as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2023		2024		2025
(in ₸ million, except percentages)	Average balance(1)	Average rate paid	Average amount(1)	Average rate paid	Average amount(1)	Average rate paid
Term deposits	3,622,544	12.5%	4,714,162	12.5%	5,697,293	13.0%
Demand deposits (current accounts):
Interest-bearing	—		—		—
Non-interest-bearing	869,320		974,097		1,000,008
Total	4,491,864		5,688,259		6,697,301

(1)
Average amounts are based on the average of the month-end balances within each applicable year, unless otherwise indicated

Our total estimated uninsured deposits were ₸2,189,056 million, ₸1,774,738 million and ₸1,340,272 million as of December 31, 2025, 2024 and 2023, respectively. Uninsured deposits are deposits that are in excess of local deposit insurance scheme limits in Kazakhstan, calculated based on the respective Kazakhstan regulations. Kazakhstan deposit insurance scheme protects our applicable deposits up to a maximum of ₸20 million per depositor for savings deposits in tenge and up to ₸5 million per depositor for deposits in foreign currency, per insured bank. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation of Banking Activities-Deposit Insurance.”

Maturity of Deposits

In 2025 we have introduced new term deposits with maturities of 3 and 6 months and restricted withdrawal before maturity. Total balance of such deposits as of December 31, 2025 was ₸1,460,224 million. All of our other term deposits (including uninsured term deposits) are of one-year maturity; however, approximately 92% of our time deposits (including uninsured term deposits), respectively, are rolled over on a yearly basis.

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

D.
TREND INFORMATION

For a detailed discussion of material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year, as well as of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results” and “—B. Liquidity and Capital Resources.”

E.
CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and therefore its critical accounting estimates are disclosed in those financial statements. For a detailed discussion of our significant accounting policies and new standards, interpretations and amendments adopted by us, please see note 3 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Our board of directors is comprised of six members. Members of our board of directors are elected by our general meeting of shareholders in accordance with our charter to serve until their successors are duly elected and qualified. See “Description of Share Capital and Charter—Board of Directors” in Exhibit 2.1.

The following table sets forth the members of our board of directors, their ages and titles as of the date of this annual report.

Name	Age	Title
Vyacheslav Kim	56	Chairman of the Board of Directors
Mikheil Lomtadze	50	Director, Chairman of the Management Board (CEO)
Zurab Nikvashvili	61	Director
Douglas Gardner	63	Director
Szymon Gutkowski	56	Director
Alina Prawdzik	57	Director

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

Mikheil Lomtadze is the chairman of our management board, our chief executive officer and a member of our board of directors. See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Executive Officers” for a description of Mr.Lomtadze’s biographical information and business experience.

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

Executive Officers

The following table sets forth our executive officers, their ages and titles as of the date of this annual report.

Name	Age	Title
Mikheil Lomtadze	50	Chairman of the Management Board (CEO), Director
Tengiz Mosidze	51	Deputy Chairman of the Management Board (CFO)
Yuri Didenko	52	Deputy Chairman of the Management Board (Capital Markets)
Pavel Mironov	46	Deputy Chairman of the Management Board (COO)

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

B.COMPENSATION

The compensation for our executive officers and members of our board of directors consists of a base salary and share-based awards. The total amount of compensation paid to our executive officers and members of our board of directors for the year ended December 31, 2025 was ₸654 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers and members of our board of directors. However, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units.

C.BOARD PRACTICES

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

D.EMPLOYEES

We believe that our team is one of our most important assets. Our culture reflects our teamwork and innovation-driven focus, instilling in our professionals a passion for our clients.

The following table sets forth the number of our full-time employees by job category or functions as of the dates indicated:

	As of December 31,
	2023	2024	2025
Technology and product development	2,290	2,714	4,455
Call center, outlets and customer support	3,222	3,490	5,381
Administration and other functions	3,260	3,433	4,172
Total full-time employees	8,772	9,637	14,008

The following table sets forth the number of our full-time employees by geographic location as of the dates indicated:

	As of December 31,
	2023	2024	2025
Kazakhstan and Other	8,772	9,637	10,397
Türkiye	—	—	3,611
Total full-time employees	8,772	9,637	14,008

None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We have not experienced any work stoppages.

E. SHARE OWNERSHIP

Beneficial Ownership of our Board of Directors and Members of our Senior Management

See “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders.”

Of the directors or executive officers who owned more than one percent of total common shares outstanding as of January 31, 2026, none held options.

Long-term Incentive Plan

In 2020, we adopted the LTIP, which sets forth the provision of equity incentives to our key employees and members of our board of directors. Our board of directors, upon recommendation from the compensation, strategy and social committee, is responsible for determining who may participate in the LTIP, the terms of any such individual’s participation and the administration of the LTIP. As of January 31, 2026, 303 employees and directors were subject to the LTIP.

Prior to the third quarter of 2021, awards under the LTIP were issued in the form of nominal-cost options and cash-settled rights (adjusted for the prevailing market price of the GDRs) with a five-year vesting schedule.

Since the third quarter of 2021, all awards under the LTIP are issued in the form of nominal-cost options, including replacement of the unvested cash-settled rights with nominal-cost options. Options initially granted under the LTIP vest in five equal annual installments, subject to the recipients continued employment or service on our board of directors through the applicable vesting date. In connection with each grant, each LTIP participant paid a de minimis premium in tenge or U.S. dollars. Awards are generally exercisable from the second calendar date after the release of our annual results, depending on the tranche. New LTIP participants may be added and additional grants of option awards for existing LTIP participants may be made during each year, increasing options to existing tranches or adding new option tranches and therefore extending the individual vesting schedules. In the case of a termination, all of a recipient’s options, whether vested or unvested, will be canceled effective upon such individual’s termination of employment or service as a director. The LTIP terms for participants, other than members of our board of directors, members of our management board and some senior employees, contain a provision that allows for a reduction of up to 50% in the number of exercisable LTIP awards at the full discretion of our Chief Executive Officer if an LTIP participant underperforms in any period covered by the LTIP.

All options granted under the LTIP are exercisable into ADSs held by the Company in treasury. As of January 31, 2026, we had reserved a total of 6,062,905 ADSs held in treasury for the LTIP, of which 1,319,074 ADSs relate to outstanding unvested options and Nil ADSs relate to outstanding vested options.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our common shares (including through the ownership of ADSs) as of January 31, 2026 for:

•
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding common shares;
•
each of our executive officers and members of our board of directors individually; and
•
our executive officers and members of our board of directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or member of our board of directors is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of January 31, 2026 through the exercise of any option, warrant or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all common shares held by that person. The major shareholders listed above do not have voting rights with respect to their common shares that are different from the voting rights of other holders of our common shares.

The percentage of shares beneficially owned is computed on the basis of 189,875,085 common shares outstanding as of January 31, 2026. Common shares that a person has the right to acquire within 60 days of January 31, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and members of our board of directors as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan.

We are not aware of any arrangement whereby we are directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, nor are we aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

	Number	Percentage
Vyacheslav Kim(1)	39,457,752	20.78%
Mikheil Lomtadze	42,950,623	22.62%
Fintech Partners Limited(2)	18,051,851	9.51%
Asia Equity Partners Limited(3)	13,403,022	7.06%
European Investors Limited(4)	12,257,305	6.46%
Tengiz Mosidze	*	*
Yuri Didenko	*	*
Pavel Mironov	*	*
Douglas Gardner	*	*
Szymon Gutkowski	*	*
Zurab Nikvashvili	*	*
Alina Prawdzik	*	*
All executive officers and members of our board of directors as a group (9 persons)	87,695,475	46.18%

* Indicates less than 1% of our outstanding common shares.

(1)
Includes 39,457,752 ADSs held by Mr. Vyacheslav Kim.
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
(3)
Includes 13,403,022 ADSs held by AEPL. AEPL holds the ADSs on its own behalf. Such ADSs may be deemed to be beneficially owned by Baring Fintech Nexus Limited (“BFNL”), Baring Fintech Private Equity Fund III L.P.1 (“BF Fund III L.P.1”), Baring Fintech Fund III (GP) LP (“BF Fund III (GP) LP”) and Baring Fintech Fund III Managers Limited (“BF Fund III ML”) because (i) BFNL is the controlling shareholder of AEPL, (ii) BF Fund III L.P.1 is the controlling shareholder of BFNL, (iii) BF Fund III (GP) LP is the general partner of BF Fund III L.P.1 and (iv) BF Fund III ML is the general partner of BF Fund III (GP) LP. Voting and investment control over the ADSs held by AEPL is exercised by the board of directors of AEPL, which is comprised of Holly Nielsen, Marina Ushakova and Stathia Dimofanous. Each member of the board of directors of AEPL disclaims beneficial ownership of the ADSs held by AEPL. The address for BFNL is Unit 1, Houmet House, Rue Des Houmets, Castel, Guernsey GY5 7XZ, Channel Islands. The address for each of BF Fund III L.P.1, BF Fund III (GP) LP and BF Fund III ML is Ground Floor, Plaza House, Admiral Park, St Peter Port, Guernsey GY1 2HU, Channel Islands.
(4)
As reported on a Schedule 13G filed on April 24, 2025, includes 12,257,305 ADSs held by European Investors Limited (“EIL”) under the participation deed between EIL and BFNL (as amended from time to time, the "BFNL Participation Deed"), whereby EIL is the shareholder of record of the ADSs, but BFNL retains all economic rights relating to the ADSs, including the right to any distributions in respect of the ADSs and to the proceeds from any transfer or disposal of the ADSs. Such ADSs may be deemed to be beneficially owned by David Pascal Brehaut as the controlling shareholder of EIL. Voting and investment control over the ADSs held by EIL under the BFNL Participation Deed is exercised by the board of directors of EIL, which is comprised of Mr. Brehaut, Lisa Evans and Sarah MacKnight. Mr. Brehaut, each member of the board of directors of EIL and each of the affiliated entities of the Reporting Persons and the officers, partners, members and managers thereof disclaims beneficial ownership of the ADSs held by EIL under the BFNL Participation Deed.

Significant Changes in Ownership

To our knowledge, other than as provided in the table above, our other filings with the SEC and this annual report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

Registered Holders

To our knowledge, as of January 31, 2026, there are three U.S. registered holders of our common shares. 199,161,965 of our common shares were held by The Bank of New York, a New York banking corporation, acting as our depositary bank, and are represented by our ADRs and 49,521 were held by two other nominee institutions. Because the shares are held by these registered holders as nominees (or in the case of the depositary, are deposited with their custodian and held for the benefit of the holders of ADRs) the number of beneficial owners or of the residence of such beneficial owners of our common shares is not known and is likely not representative of the number of beneficial owners in the United States or the portion of our shares beneficially owned by persons in the United States.

B.
RELATED PARTY TRANSACTIONS

Since January 1, 2025 and up to the date of this annual report, we have entered into a number of transactions with related parties in the ordinary course of business.

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

Other Agreements

Under a trust management agreement, dated October 11, 2023, between us and Mr. Lomtadze, we hold approximately 51% of the voting rights in Kolesa, allowing us to vote with these share in a manner consistent with our interests. The trust management agreement gives us control over the board of directors of Kolesa. We consolidate Kolesa’s results of operations in our consolidated financial statements on the basis of control under IFRS 10.

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

For the year ended December 31, 2025, our payments to Magnum amounted to ₸107 million. For the year ended December 31, 2025, Magnum’s payments to us, other than the finance lease payments set out below, amounted to ₸3,708 million.

Finance Leases

Two commercial properties owned by the subsidiary of Kaspi Bank are leased to Magnum under finance leases maturing in 2027. Legal title to these properties will be transferred to Magnum upon maturity of each lease schedule. For the year ended December 31, 2025, Magnum’s payments to us under such finance leases amounted to ₸146 million.

Magnum E-Commerce Property Agreements

Magnum E-commerce Kazakhstan rents multiple commercial properties from Magnum. Aggregate rent payments for such properties were ₸56 million for the year ended December 31, 2025.

Other Agreements

Due to the substantial bargaining power of Magnum with suppliers, Magnum E-commerce Kazakhstan purchases certain of its goods for sale from Magnum on terms better than Magnum E-commerce Kazakhstan could otherwise obtain directly from suppliers. For the year ended December 31, 2025, the total purchase price of goods sold by Magnum to Magnum E-commerce Kazakhstan was ₸6,828 million. For the year ended December 31, 2025, the total value of property, equipment and intangible assets purchased from Magnum was ₸2,967 million.

Ordinary Course Deposit Accounts

Since January 1, 2025, our executive officers and key management personnel have maintained deposit accounts with Kaspi Bank. All respective deposit account agreements were made in the ordinary course of our business, were made on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other persons, and did not present other unfavorable features.

In connection with such deposit accounts, for the year ended December 31, 2025, interest expense and fees on deposits of entities controlled by our key management personnel was ₸53 million, interest expense on deposits of key management personnel was ₸901 million, and interest expense and fees on deposits of other related parties was ₸3 million.

Agreements with our Directors and Executive Officers

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Indemnification Agreements,” “Item 6. Directors, Senior Management and Employees—C. Board Practices-Service Contracts” and “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Long-Term Incentive Plan.”

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

C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. Financial Information

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18-Financial Statements” of this Annual Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company recognizes a provision for a loss from its legal proceedings when payment of such loss is probable and the amount can be estimated reliably. On April 16, 2025, a putative class action lawsuit was filed in the Supreme Court of the State of New York, County of New York, against the Company and certain of the Company’s officers and directors by a shareholder of the Company, purportedly on behalf of purchasers of the Company’s ADSs pursuant or traceable to the IPO in 2024. The complaint asserts claims under Sections 11 and 15 of the Securities Act of 1933, based on allegations that the Company made false or misleading statements in its offering documents relating to its exposure to Russia and Russian businesses. On August 4, 2025, Kaspi moved to dismiss the case and is awaiting a ruling from the court. Based on information currently available, we believe that the likelihood of a material loss is remote; therefore, no provision has been made in the Company's consolidated balance sheet as of December 31, 2025 for this lawsuit.

Except as set forth above, the Company is not currently a party to any legal proceedings, the outcome of which, if determined adversely to the Company, would individually or in the aggregate have a material effect on its business or financial condition.

Dividend Policy

We have historically paid dividends. We paid ₸Nil, ₸3,400 and ₸2,950 per common share in the years ended December 31, 2025, 2024 and 2023, respectively.

This has been based on our historical policy (with the exception of 2025) to pay dividends annually of at least 50% of net income calculated under IFRS Accounting Standards as issued by the IASB. Subject to shareholder approval, we intend to pay a quarterly dividend of KZT 850 per ADS. Our decision may be due to a number of factors, including the need to finance new business initiatives, pursue additional market opportunities and make capital expenditures.

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

Our ability to pay dividends depends significantly on the extent to which we receive distributions from our subsidiaries, including Kaspi Bank. Kaspi Bank’s capital adequacy level may decrease organically with the growth of the business, or as a result of deterioration of the loan portfolio and profitability or the payment of dividends. Under Kazakhstan law, if a bank has an insufficient capital conservation buffer, it will be partially or fully prohibited from declaring or paying dividends. While historically Kaspi Bank has maintained its capital conservation buffer at a level that enables it to pay dividends, any deterioration in Kaspi Bank’s capital position could in turn affect our capacity to make distributions to its shareholders. See “Item 3. Key Information-—. Risk Factors-Risks relating to Our Legal and Regulatory Framework—Kaspi Bank’s capital position may require us to provide capital support, which may have an impact on our profitability or limit the amount of dividends that may be made to the Company” and “Item 3. Key Information—D. Risk Factors—Risks relating to Ownership of the ADSs—We may elect not to pay dividends in the future.”

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

For a description of the taxation of dividends paid by us, if any, in respect of the ADSs, see “Item 10. Additional Information—E. Taxation—Material Tax Considerations-Material Kazakhstan Tax Considerations—Taxation of Dividends under the AIFC Law and the Tax Code” and “Item 10. Additional Information—E. Taxation-Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Distributions with respect to the ADSs.”

B.SIGNIFICANT CHANGES

For a discussion of significant changes since December 31, 2025, see “Item 4. Information on the Company.”

ITEM 9. THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

The ADSs are listed on the Nasdaq Global Select Market under the symbol “KSPI.”

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. Additional Information

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our charter, as amended, is included in Exhibits 1.1 of this annual report. For the information called for by this Item, see Exhibit 2.1 to this annual report.

C.MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party

Transactions—Kolesa-Other Agreements,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with our Directors and Executive Officers”.

D.EXCHANGE CONTROLS

For a discussion of any governmental laws, decrees, regulations or other legislation of Kazakhstan which may affect (i) the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or (ii) the remittance of dividends, interest or other payments to nonresident holders of the Company’s securities, see “Item 3. Key Information-D. Risk Factors—Risks Relating to Kazakhstan and the Other Countries in Which We Operate —Currency control laws may affect our foreign currency dealings.”

E.TAXATION

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

After the expiration of the above term and in any other cases when AIFC Law may become ineffective or not applicable, the provisions of the Tax Code would apply. See “Item 10. Additional Information-E. Taxation-Material Kazakhstan Tax Considerations-Exempt Disposals of ADSs-Tax Code.”

Tax Code

The Tax Code provides a relief from withholding tax in respect of capital gains derived by the ADS Holders that are individuals from the disposal of the ADSs on a stock exchange operating in Kazakhstan under the open trade method if the ADSs are included on the official lists of such stock exchanges on the date of their disposal. Such relief does not apply to ADS Holders that are legal entities, as the corresponding exemption for legal entities was removed under the current Tax Code.

Treaty Protection

If the above exemptions set out by the AIFC Law or the Tax Code are not available, the ADS Holders who are residents in jurisdictions with which Kazakhstan has double tax treaties may be entitled to withholding tax exemption if certain conditions are met.

However, treaty protection could be achieved through withholding tax refund only, i.e., after withholding tax is paid to the Kazakhstan state budget. Thus, the ADS Holders who are eligible for withholding tax exemption should file a withholding tax refund claim along with documents set out in the Kazakhstan tax legislation to the respective tax authority within the required timeframe.

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

As a general rule, capital gain derived from a disposal of the ADSs is subject to Kazakhstan withholding tax at the rate of 15%. However, such capital gain is exempt from withholding tax if the ADS holder has held the ADSs for more than three years on the date of disposal. Notwithstanding the above, if the transferor is registered in a Country with a Favorable Tax Regime (as defined below), capital gain derived from a disposal of the ADSs is subject to withholding tax at the rate of 20%.

The Tax Code defines a “Country with a Favorable Tax Regime” as either a foreign country or a territory that meets one of the following criteria:

•the profit tax rate in such a country or territory is less than 10%; or

•such a country or territory has laws on confidentiality of financial information or laws that allow to keep confidential information about the actual owner of property or income or the actual owners, participants, founders or shareholders of a legal entity (except for a foreign country or a territory that has entered into an international treaty with Kazakhstan providing for exchange of information on tax matters between the competent authorities, save for the cases when the foreign country or territory does not ensure the exchange of information on tax matters between the competent authorities). A foreign country or territory is regarded as having failed to ensure the exchange of information with the competent Kazakhstan authority for tax purposes if one of the following conditions is met: a Kazakhstan competent authority receives an official refusal of a foreign competent authority for the provision of information, even though such exchange is set out in the relevant international treaty; or a competent foreign authority fails to provide the requested information within the period exceeding two years after the Kazakhstan competent authority’s request.

The following jurisdictions are currently included on the list of the Countries with a Favorable Tax Regime: Principality of Andorra, Antigua and Barbuda, Commonwealth of The Bahamas, Barbados, Kingdom of Bahrain, Belize, Brunei Darussalam, Republic of Vanuatu, Republic of Guyana, Republic of Guatemala, Grenada, Republic of Djibouti, Dominican Republic, Commonwealth of Dominica, Kingdom of Spain (in respect of the territories of the Canary Islands only), People’s Republic of China (in respect of the territories of the special administrative regions of Macau and Hong Kong only), Republic of Colombia, Union of the Comoros, Republic of Costa Rica, Malaysia (in respect of the territory of Labuan enclave only), Republic of Liberia, Republic of Lebanon, Republic of Mauritius, Islamic Republic of Mauritania, Republic of Portugal (in respect of the territory of the islands of Madeira only), Republic of Maldives, Republic of the Marshall Islands, Principality of Monaco, Republic of Malta, The Northern Mariana Islands, Kingdom of Morocco (in respect of the territory of the city of Tangier only), Republic of the Union of Myanmar, Republic of Nauru, Kingdom of the Netherlands (in respect of the territories of the island of Aruba and dependent territories of the Antilles islands only), Federal Republic of Nigeria, New Zealand (in respect of the territories of the Cook Islands and Niue only), Republic of Palau, Republic of Panama, Independent State of Samoa, Republic of San Marino, Republic of Seychelles, Saint Vincent and the Grenadines, Federation of Saint Kitts and Nevis, Saint Lucia, United Kingdom (in respect of the following territories only: Anguilla, Bermuda, the British Virgin Islands, Gibraltar, the Cayman Islands, Montserrat, the Turks and Caicos Islands, Isle of Man; the Channel Islands (Guernsey, Jersey, Sark and Alderney), South Georgia and the South Sandwich Islands, and the Chagos

Archipelago), United States (in respect of the following territories only: the Virgin Islands of the United States, Territory of Guam, Commonwealth of Puerto Rico and State of Wyoming), Republic of Suriname, United Republic of Tanzania, Kingdom of Tonga, Republic of Trinidad and Tobago, Republic of Fiji, Republic of the Philippines, Republic of France (in respect of the following territories only: Kerguelen Islands, French Polynesia and French Guiana), Montenegro, Democratic Socialist Republic of Sri Lanka and Jamaica.

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

Since January 1, 2023, under the new amendments to the AIFC Law and the then in force Tax Code, the dividend tax exemption described above applies only if Active Trading Criteria are met. The Active Trading Criteria include (i) the volume of executed deals with the securities in question being not less than ₸25 million a calendar month, and (ii) the number of executed deals with such securities being not less than 50 a calendar month. In accordance with recent changes, in addition to the above criteria, for KASE listed securities the following additional criterion must be satisfied: the placement of securities must be carried out through an IPO (Initial Public Offering) or SPO (Secondary Public Offering), or the number of securities in free float must be at least 10% of the total number of issued securities, excluding those repurchased by the issuer. When calculating the number of securities in free float, the total number of issued securities, net of those repurchased by the issuer, excludes securities held by certain related parties and large shareholders. However, the current legislation of Kazakhstan and AIFC does not specify the period within the relevant tax year during which the Active Trading Criteria must be met. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Taxation-The ADSs need to be listed on the official list of the AIX or the KASE and there should be certain trading in such securities in order for the holders of ADSs to enjoy the applicable tax exemptions provided under the Tax Code and the AIFC Law.”

If dividends on the ADSs are not exempt as set out above, such dividends are subject to withholding tax at the rate of 15%. However, a reduced rate of 5% may apply to dividends paid to an ADS holder who directly or indirectly owns at least 25% of the charter capital of the Company, provided that such income does not exceed 230,000 times the MCI. For the portion of dividend income exceeding this threshold, a 15% rate is applied to the excess. Notwithstanding the above, dividends on the ADSs held by a resident of a Country with a Favorable Tax Regime are subject to withholding tax at the rate of 20%. The withholding tax is applied to the gross amount of dividends without allowance for any deductions. The ADS Holders should not be subject to any other tax reporting, payment, registration or compliance requirements with respect to dividends on the ADSs. The ADS Holders who are resident in countries with which Kazakhstan has double tax treaties may be entitled to a reduced rate of withholding tax if certain conditions are met.

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

A distribution on an ADS that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Such dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any non-refundable non-U.S. tax withheld from distributions received in respect of an ADS. A U.S. Holder that does not elect to claim a U.S. foreign tax credit for non-U.S. income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. If Kazakhstan tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Tax Treaty, the U.S. Holder may not be entitled to a foreign tax credit for the excess amount. See “Item 10. Additional Information-E. Taxation-Material Kazakhstan Tax Considerations-Taxation of Dividends under the AIFC Law and the Tax Code.” The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Considerations

Based on the current and anticipated profile of the Company’s income, assets and operations, the Company does not believe that it was a PFIC in the most recently ended taxable year (i.e., 2025) or currently expect the Company to become a PFIC in the current taxable year (i.e. 2026) or in the foreseeable future for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control, such as the value of its assets (including goodwill) and the amount and type of its income, and there are uncertainties as to the application of various PFIC rules to the Company’s income and assets, there can be no assurance that the Company will not be a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status in any taxable year. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

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

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

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

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, credit risk, liquidity risk and market risk (including price risk, currency risk and interest rate risk). We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 30 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

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

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(b)
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with the IFRS Accounting Standards as issued by the IASB, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with the authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

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

As of December 31, 2025, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of internal control over financial reporting at such date based on the criteria established in Internal Control– Integrated Framework (2013) issued by COSO. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 excludes the acquisition of Hepsiburada which was acquired on January 29, 2025, and whose financial statements constitute approximately 4% of total assets and 25% of total revenue of the consolidated financial statement amounts of the Company as of and for the year ended December 31, 2025.

Hepsiburada’s material weaknesses

Prior to the acquisition by us, Hepsiburada had identified certain material weaknesses in its internal control over financial reporting, as a result of which management of Hepsiburada concluded that its internal control over financial reporting was not effective as of December 31, 2024. As part of its assessment of internal control over financial reporting for the fiscal year ended December 31, 2024, Hepsiburada identified material weaknesses related to (i) the design and operating effectiveness of information technology general controls (“ITGCs”) for information systems with respect to certain IT applications and IT databases that are relevant to the preparation of its consolidated financial statements, and (ii) deficiencies in the control environment, information and communication, monitoring and control activities components of the COSO Framework, which constitute material weaknesses, either individually or in the aggregate.

(c)
Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, our independent registered public accounting firm based in Kazakhstan, as stated in their report which is included herein on page F-3 - F-4.

(d)
Changes in Internal Control over Financial Reporting

The were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	2024	2025
	(in ₸ million)
Audit fees (1)	1,570	4,028
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	1,570	4,028

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

Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, we will not engage our independent accountant unless the service is specifically approved in advance by the audit committee, or the engagement is entered into pursuant to our pre-approval procedures. The audit committee has pre-approved a catalogue of specific audit and non-audit services that may be performed by our independent accountants. The audit committee approved all of the fees paid to the auditors in fiscal year 2025.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2025, we announced a share repurchase program that grants the Company authority to repurchase up to ₸52,414 million ($100 million) of the Company’s ADSs. Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The repurchase program expired on February 27 2026. By its terms it could be suspended for periods or discontinued at any time and did not obligate us to purchase any ADSs. The timing and total amount of stock repurchases depended upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. As shown in the table below required by the rules of the SEC, during the year ended December 31, 2025, we repurchased an aggregate 559,553 ADSs for ₸21,907 million ($43 million). As of December 31, 2025, approximately ₸29,004 million ($57 million) remained available under the share repurchase program.

Period	Total number of shares (or units) purchased	Average price paid per share (or units) (in ₸)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs (in ₸ million)
November 1, 2025 – November 30, 2025	156,708	37,792	156,708	45,411
December 1, 2025 – December 31, 2025	402,845	39,679	402,845	29,004
Total	559,553	39,150	559,553	29,004

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

As a foundation of this approach, we have implemented a layered governance structure to help assess, identify and manage cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. To help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including the Personal Data Law, as further described in “Item 4. Information on the Company-B. Business Overview-Regulation”), as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks. In addition, we are assessed at least once a year by certain third-party independent consultants who conduct, among other things, penetration testing and mobile application security checks.

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

For a description of risks from cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information-D. Risk Factors-Failure to improve or maintain technology infrastructure could affect our business.” While we have experienced cybersecurity incidents, to date, we do not believe that we experienced a material cybersecurity incident.

Governance

As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and executive commitment. Our cybersecurity team, led by our Chief Information Security Officer (“CISO”), assesses and manages our material risks from cybersecurity threats. Our CISO has served in this role for 9 years and is certified under ISO 27001 (information security, cybersecurity and privacy protection) standards, as well as an “Ethical Hacker” and Security by Cisco’s Cybersecurity Academy. Our reporting framework for cybersecurity risks is centralized at our subsidiary Kaspi Bank, and because our information security systems are integrated across the Company, risks are reported via Kaspi Bank regardless of whether they impact Kaspi Bank or other divisions of the Company. Information on cybersecurity risks is reported as appropriate from the CISO of the Company to the management of Kaspi Bank, and then to the board of directors of Kaspi Bank. The audit committee of the full Company, comprised of independent members of the board of directors of the Company, is ultimately responsible for reviewing material cyber risks reported within this framework based at Kaspi Bank. The audit committee oversees the responsibilities of the board of directors of the Company relating to Company-wide operational risk affairs, including risks from cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Please refer to pages F-1 through F-79 of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1

English translation of the Charter of the Registrant approved on November 19, 2024, as amended (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-41921), filed with the SEC on March 10, 2025).

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

Joint Stock Company Kaspi.kz

March 16, 2026	By:	/s/ Mikheil Lomtadze
Name: Mikheil Lomtadze
Title: Chief Executive Officer

JOINT STOCK COMPANY

KASPI.KZ

Consolidated Financial Statements
For the years ended

31 December 2023, 2024, and 2025

Joint Stock Company Kaspi.kz

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Joint Stock Company Kaspi.kz

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Joint Stock Company Kaspi.kz and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Expected Credit Loss Measurement — Refer to Notes 3, 7, 12, and 30 to the Financial Statements

Critical Audit Matter Description

The Company calculates the allowance and corresponding provision for expected credit loss (“ECL”) on a collective basis for loans to customers with shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD). In addition, the ECL includes significant judgment in incorporating macroeconomic forward looking information in its impairment calculations using scenarios for a direct adjustment of default probabilities.

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

/s/ Deloitte LLP

Almaty, Kazakhstan

12 March 2026

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Joint Stock Company Kaspi.kz

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Joint Stock Company Kaspi.kz and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 12, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at D-MARKET Electronic Services & Trading, which was acquired on January 29, 2025, and whose financial statements constitute 4% of total assets and 24% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at D-MARKET Electronic Services & Trading.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Almaty, Kazakhstan
12 March 2026

Joint Stock Company Kaspi.kz

Consolidated Statements of Profit or Loss

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	2023	2024	2025

REVENUE	4,5,27	1,913,490	2,532,156	4,046,074
Net fee revenue		987,967	1,275,125	1,598,351
Interest revenue		833,516	1,082,668	1,579,346
Retail revenue		68,807	163,134	850,127
Other gains		23,200	11,229	18,250

COSTS AND OPERATING EXPENSES	6,27	(891,486)	(1,249,867)	(2,714,156)
Interest expenses and fees		(478,010)	(616,116)	(908,698)
Transaction expenses		(27,470)	(29,494)	(31,603)
Cost of goods and services		(166,356)	(303,858)	(1,179,141)
Technology & product development		(88,657)	(109,553)	(208,580)
Sales & marketing		(21,891)	(43,990)	(146,231)
General & administrative expenses		(29,468)	(32,899)	(78,252)
Provision expenses	7	(79,634)	(113,957)	(161,651)

NET INCOME BEFORE TAX		1,022,004	1,282,289	1,331,918

Income tax	8	(173,234)	(225,455)	(264,211)

NET INCOME		848,770	1,056,834	1,067,707

Attributable to:
Shareholders of the Company		841,351	1,039,739	1,073,177
Non-controlling interest	25	7,419	17,095	(5,470)

NET INCOME		848,770	1,056,834	1,067,707
Earnings per share
Basic (KZT)	9	4,431	5,477	5,631
Diluted (KZT)	9	4,381	5,431	5,592

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Other Comprehensive Income

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023	2024	2025

NET INCOME	848,770	1,056,834	1,067,707

OTHER COMPREHENSIVE INCOME/LOSS
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	42	95	(6)

Items that may be reclassified subsequently to profit or loss:

(Losses)/gains arising during the period, net of tax KZT Nil, for debt instruments at FVTOCI	15,274	29,780	(76,378)
Foreign exchange differences on translation of foreign operations	(13)	425	2,507
Expected (credit losses)/recoveries recognized in profit or loss, for debt instruments at FVTOCI	669	(230)	(362)
Reclassification of gains included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	3,149	1,570	1,732

Other comprehensive (loss)/income for the year	19,121	31,640	(72,507)

TOTAL COMPREHENSIVE INCOME	867,891	1,088,474	995,200

Attributable to:
Shareholders of the Company	860,271	1,071,046	991,606
Non-controlling interest	7,620	17,428	3,594

TOTAL COMPREHENSIVE INCOME	867,891	1,088,474	995,200

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Financial Position

As at 31 December 2024 and 2025

(in millions of KZT)

	Notes	2024	2025
ASSETS:
Cash and cash equivalents	10	619,470	903,143
Mandatory cash balances with National Bank of the Republic of Kazakhstan		57,307	305,126
Due from banks		37,908	51,951
Investment securities and derivatives	11	1,506,831	1,179,819
Loans to customers	12,27	5,746,600	7,172,162
Property, equipment and intangible assets	13	269,289	714,361
Goodwill	14	17,438	447,128
Inventory	15	16,164	124,522
Other assets	16,27	106,094	183,536

TOTAL ASSETS		8,377,101	11,081,748

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	17,27	24,474	16,183
Customer accounts	18,27	6,561,950	7,531,286
Debt securities issued	19	51,050	331,992
Subordinated debt	20	62,416	161
Trade liabilities	21	22,454	346,401
Other liabilities	22,27	81,896	254,148

TOTAL LIABILITIES		6,804,240	8,480,171

EQUITY:
Issued capital	23	130,144	130,144
Treasury shares	23	(151,521)	(169,985)
Additional paid-in-capital		506	506
Revaluation reserve/(deficit) of financial assets and other reserves		41,026	(40,545)
Share-based compensation reserve	24	31,774	27,938
Retained earnings		1,465,295	2,543,785

Total equity attributable to Shareholders of the Company		1,517,224	2,491,843
Non-controlling interest	25	55,637	109,734

TOTAL EQUITY		1,572,861	2,601,577

TOTAL LIABILITIES AND EQUITY		8,377,101	11,081,748

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve/(deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity

Balance as at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	—	—	—	—	—	841,351	841,351	7,419	848,770
Other comprehensive income	—	—	—	18,920	—	—	18,920	201	19,121

Total comprehensive income	—	—	—	18,920	—	841,351	860,271	7,620	867,891
Acquisitions of subsidiaries with non- controlling interest	—	—	—	—	—	—	—	18,183	18,183
Adjustment arising from change in non- controlling interest	—	—	—	—	—	(1,337)	(1,337)	1,337	—
Dividends declared	—	—	—	—	—	(560,132)	(560,132)	—	(560,132)
Dividends declared by subsidiary to non- controlling interest	—	—	—	—	—	—	—	(8,574)	(8,574)
Share options accrued	—	—	—	—	20,859	—	20,859	—	20,859
Share options exercised	—	2,760	—	—	(15,323)	12,563	—	—	—
Share buy-back program	—	(60,703)	—	—	—	—	(60,703)	—	(60,703)

Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	—	—	—	—	—	1,039,739	1,039,739	17,095	1,056,834
Other comprehensive income	—	—	—	31,307	—	—	31,307	333	31,640

Total comprehensive income	—	—	—	31,307	—	1,039,739	1,071,046	17,428	1,088,474

Dividends declared	—	—	—	—	—	(646,056)	(646,056)	—	(646,056)
Dividends declared by subsidiary to non- controlling interest	—	—	—	—	—	—	—	(12,094)	(12,094)
Adjustment related to acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	25,213	25,213
Share options accrued	—	—	—	—	16,963	—	16,963	—	16,963
Share options exercised	—	3,332	—	—	(19,999)	16,667	—	—	—
Share buy-back program	—	(2,852)	—	—	—	—	(2,852)	—	(2,852)

Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve/(deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity

Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income/(loss)	—	—	—	—	—	1,073,177	1,073,177	(5,470)	1,067,707
Other comprehensive (loss)/income	—	—	—	(81,571)	—	—	(81,571)	9,064	(72,507)
		–
Total comprehensive income/(loss)	—	—	—	(81,571)	—	1,073,177	991,606	3,594	995,200
					–
Acquisition of subsidiary with NCI	—	—	—	—	—	—	—	85,736	85,736
Change in ownership interest in subsidiary without loss of control	—	—	—	—	—	(10,556)	(10,556)	(23,164)	(33,720)
Dividends declared by subsidiary to non- controlling interest	—	—	—	—	—	—	—	(12,069)	(12,069)
Share options accrued	—	—	—	—	15,476	—	15,476	—	15,476
Share options exercised	—	3,443	—	—	(19,312)	15,869	—	—	—
Share buy-back program	—	(21,907)	—	—	—	—	(21,907)	—	(21,907)

Balance as at 31 December 2025	130,144	(169,985)	506	(40,545)	27,938	2,543,785	2,491,843	109,734	2,601,577

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Cash Flows

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	598,005	843,021	1,431,366
Other interest received	71,129	162,428	212,106
Interest paid	(454,502)	(597,046)	(874,234)
Expenses paid on obligatory insurance of individual deposits	(10,622)	(13,751)	(18,817)
Net fee revenue received	1,002,604	1,287,487	1,623,718
Retail revenue received	68,807	163,134	850,127
Sales & marketing expenses paid	(34,753)	(43,975)	(146,689)
Other income received	21,584	10,714	10,818
Transaction expenses paid	(27,470)	(29,494)	(31,603)
Cost of goods and services purchased	(164,372)	(302,388)	(1,188,016)
Technology & product development expenses paid	(50,892)	(73,811)	(131,805)
General & administrative expenses paid	(16,543)	(23,746)	(68,353)
Cash flows from operating activities before changes in operating assets and liabilities	1,002,975	1,382,573	1,668,618
Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(4,193)	(10,197)	(247,819)
Due from banks	(4,771)	(12,002)	(12,730)
Financial assets at FVTPL	(4,997)	3,252	(40,473)
Loans to customers	(1,132,091)	(1,612,989)	(1,662,914)
Inventory	12,096	1,825	(6,927)
Other assets	(17,503)	(1,044)	(4,010)
Increase/(decrease) in operating liabilities:
Due to banks	(27,590)	24,254	(8,255)
Customer accounts	1,434,259	1,044,723	974,460
Financial liabilities at FVTPL	1,019	(903)	6,797
Trade liabilities	11,448	8,851	115,070
Other liabilities	17,260	(28,391)	152,702

Cash inflow from operating activities before income tax	1,287,912	799,952	934,519

Income tax paid	(181,784)	(218,060)	(260,908)

Net cash inflow from operating activities	1,106,128	581,892	673,611
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(50,257)	(95,726)	(182,513)
Proceeds on sale of property and equipment	221	519	7
Proceeds on disposal of investment securities at FVTOCI	2,481,230	633,058	1,006,801
Purchase of investment securities at FVTOCI	(2,620,502)	(646,215)	(779,264)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(29,052)	—	(552,834)

Net cash outflow from investing activities	(218,360)	(108,364)	(507,803)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(560,132)	(646,056)	—
Dividends paid by subsidiary to non-controlling interest	(8,574)	(12,094)	(12,069)
Purchase of treasury shares	(60,703)	(2,852)	(21,907)
Repayment of debt securities issued	(41,261)	(48,769)	(48,996)
Repayment of subordinated debt	(5,300)	—	(59,103)
Proceeds from issue of debt securities	—	—	326,047
Acquisition of non-controlling interests	—	—	(33,721)

Net cash inflow/(outflow) from financing activities	(675,970)	(709,771)	150,251

Effect of changes in foreign exchange rate on cash and cash equivalents	(6,692)	35,247	(32,386)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	205,106	(200,996)	283,673

CASH AND CASH EQUIVALENTS, beginning of period	615,360	820,466	619,470

CASH AND CASH EQUIVALENTS, end of period	820,466	619,470	903,143

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model in Kazakhstan: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance. Since 2025 the Group operates the Hepsiburada marketplace in Türkiye.

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
•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets, and domestic and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.
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

For the Years Ended 31 December 2023, 2024, and 2025

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

On 29 January 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an acquisition of an additional 10.55% of the shares in Hepsiburada to 75.96% with the consideration of approximately USD 66 million.

On 27 March 2025, Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. At the time the consolidated financial statements were authorised for issue, the agreement is subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

On 10 September 2025, the Group has signed an agreement on sale of Portmone Group to an unrelated third party. The transaction does not represent a separate major line of business or geographical area, and is not presented as discontinued operations in accordance with IFRS 5 in these consolidated financial statements. No material gain/loss was recognised by the Group as net assets approximated the fair value of consideration received. Portmone Group was part of the Group’s Payments segment.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Company is the parent of the following directly and indirectly held subsidiaries:

Subsidiary	Type of operation	Country of operation	Ownership as at 31 December 2023	Ownership as at 31 December 2024	Ownership as at 31 December 2025
Kaspi Pay LLC	Payment processing services	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Shop LLC	Marketplace	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Hepsiburada	Marketplace	Türkiye	—	—	Directly (75.96%)
Kaspi Travel LLC	Online travel	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kolesa Group	Classifieds	Kazakhstan	Indirectly (39.76%)	Indirectly (39.56%)	Indirectly (39.6%)
Magnum E-commerce Kazakhstan LLC	E-Grocery	Kazakhstan	Indirectly (90.01%)	Indirectly (90.01%)	Indirectly (90.01%)
Kaspi Bank JSC	Banking	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
ARK Balance LLC	Distressed asset management	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
Kaspi Office LLC	Real estate	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Group JSC	Holding company	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Digital Classifieds LLC	Classifieds	Azerbaijan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Portmone Group	Payment processing services	Ukraine	Indirectly (100%)	Indirectly (100%)	—
Kaspi Cloud LLC	Storage and processing of information	Kazakhstan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)

The shareholders are as follows:

	2023	2024	2025
	%	%	%

Baring Funds*	27.53	24.69	23.22
Mikheil Lomtadze	24.67	22.60	22.58
Vyacheslav Kim	23.47	21.40	20.74
Public Investors	20.92	27.67	29.59
Management	3.41	3.64	3.87

Total	100.00	100.00	100.00

*As at 31 December 2023, 2024 and 2025, Asia Equity Partners Limited held 21.06%, 8.73% and 7.29% of total shares respectively, Fintech Partners Limited held 0%, 9.50% and 9.49% of total shares respectively, Baring Fintech Nexus Limited held 6.47%, 6.45% and 0% of total shares respectively, and European Investors Limited held 0%, 0% and 6.44% of total shares respectively, on behalf of Baring Funds.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

With the exception of the Group’s Turkish lira operations, which is subject to hyperinflationary accounting, as explained in the accounting policies below, non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The individual financial statements of each Group company whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into Kazakhstani tenge using the reporting date exchange rate.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

Rates of exchange

The exchange rates at the period-end used by the Group in the preparation of the consolidated financial statements are as follows:

	2023	2024	2025
KZT/USD	454.56	525.11	505.53
KZT/EUR	502.24	546.74	593.44
KZT/TRY	—	—	11.80

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

3.
Material accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The Company and its subsidiaries maintain their accounting records in accordance with IFRS Accounting Standards as issued by the IASB. The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below, and for the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) for the Group’s subsidiaries reporting in Turkish lira, as explained in the accounting policies below. The Group presents its statements of financial position in order of liquidity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

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

Non-controlling interests

Non-controlling interests represent the portion of profit or loss and net assets of subsidiaries not owned, directly or indirectly, by the Company. Non-controlling interests may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Non-controlling interests are presented separately in the Consolidated Statements of Profit or Loss and within equity in the Consolidated Statements of Financial Position, separately from those attributable to the shareholders of the Company.

Hyperinflationary economy

The economy of Türkiye was designated as hyperinflationary from 30 June 2022. The Group has applied IAS 29 to its Turkish operations whose functional currencies are Turkish Lira from 29 January 2025. In applying IAS 29, the Turkish lira results and non-monetary asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Statistical Institute of Türkiye. Comparative periods are not restated per IAS 21 “The Effects of Changes in Foreign Exchange rates”. Türkiye’s annual inflation rate for the year ended 31 December 2025 was 30.89%.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

For the Group’s operations in Türkiye:

− The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognized in the Consolidated Statements of Profit or Loss within Other gains/(losses);

− The Group presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the Consolidated Statement of Cash Flows;

− The Group has presented the equity revaluation effects and the impact of currency movements within Consolidated Statement of Other Comprehensive Income as such amounts are judged to meet the definition of ‘exchange differences’.

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

Depreciation of property, equipment and amortization of intangible assets is charged on the carrying value of property, equipment and intangible assets and is designed to write off assets over their useful economic lives. Depreciation has been calculated on a straight-line basis at 2% per annum for buildings and construction and 7%-50% for furniture and computers and intangible assets.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Buildings and constructions held for use in the supply of services, or for administrative purposes, are stated in the Consolidated Statements of Financial Position at their revalued amounts, being the fair value at the date of revaluation determined on the basis of market data by qualified independent appraisers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of the reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill derived is based on a reasonable estimation of excess earning power expected from future business development. If the aggregate of the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain from bargain purchase in the Consolidated Statements of Profit or Loss within Other gains/(losses).

Goodwill is not amortized but is tested for impairment at least annually at the reporting period or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. An impairment loss recognized for goodwill is not reversed in a subsequent period. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination.

On disposal of a subsidiary or the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets (trademarks, brands)

Intangible assets, such as patents, trademarks, customer bases and brands are reported at cost less accumulated amortization (where they have finite useful lives) and accumulated impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives at a 7%-33.3% per annum. The estimated useful life and amortization method are reviewed as at each reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Capitalization of internally-generated intangible assets

An internally-generated intangible asset arising from development is recognised if, and only if, all of the following conditions have been demonstrated:

•
The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•
The intention to complete the intangible asset and use or sell it;
•
The ability to use or sell the intangible asset;
•
How the intangible asset will generate probable future economic benefits;
•
The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;
•
The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Inventory

Inventories, comprising of goods, are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs of completion and estimated costs necessary to make the sale.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Taxes Other than Taxes on Income

The Republic of Kazakhstan and Türkiye also have various other taxes that are not taxes on income, which are assessed on the Group’s activities. These taxes are included as a component of cost of goods and services or general & administrative expenses in the Consolidated Statements of Profit or Loss.

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

For the Years Ended 31 December 2023, 2024, and 2025

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

For the Years Ended 31 December 2023, 2024, and 2025

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
•
The borrower’s debt was partially or fully written off due to a deterioration in the borrower’s financial condition.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

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

For the Years Ended 31 December 2023, 2024, and 2025

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

Macroeconomic overlay and macroeconomic scenarios

The Group incorporates forward looking information in its impairment calculations via macroeconomic models, which leads to a direct adjustment of default probabilities. To develop a future realization of these macroeconomic parameters, the Group uses three scenarios - a base scenario, an optimistic scenario and a pessimistic scenario. The latter two scenarios are assigned weights of 18% and 29% (31 December 2024: 18% and 29%). The base scenario is assigned a weights of 53% (31 December 2024: 53%). For each scenario a set of values for the relevant macroeconomic variables is used as an input for the macroeconomic model, which subsequently is applied to adjust the relevant input parameter.

The List of Macroeconomic Indicators

•
Change of nominal exchange rate USD/KZT;
•
Change of base rate KZT.

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
•
Lifetime PDs – the estimated probability of a default occurring over the remaining life of a financial instrument. This parameter is used to calculate lifetime ECLs. An assessment of a lifetime PD is based on the latest available historical default data and adjusted for forward looking information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

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

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss as provision expense. On derecognition of a financial asset other than in its entirety, the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Financial liabilities

Financial liabilities, such as due to banks, customer accounts, debt securities issued, subordinated debt, trade liabilities and other financial liabilities are initially recognized at fair value. Subsequently amounts due are stated at amortized cost and any difference between carrying and redemption value is recognized in the Consolidated Statements of Profit or Loss over the period of the borrowings using the effective interest method as a component of interest expense.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Payments fee revenue includes transaction revenue (from both merchants and retail customers) and membership revenue.

•
Transaction revenue:
-
Transaction revenue from merchants, as our customers, is generated pursuant to for payments processing service agreements. The Group’s performance obligation is to process payments made to or by merchants and the transaction price is determined as a percentage of the value of goods or services being sold by merchants and/or otherwise transacted by consumers and therefore processed through Kaspi.kz. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Allocation of the transaction price is based on the relative standalone selling prices and transactions underlying each performance obligation. Revenue is recognized at point in time when a transaction is processed. The Group has determined that it is a principal to payments processing services for merchants that use the Kaspi Payments platform, as it is primarily responsible for fulfilling the contractual terms because it is primarily responsible for the quality of the payment processing services and directly deals with the retail customer and merchant. In addition, the Group has discretion in establishing the price that it charges to merchants for the specified services. Therefore, the Group recognizes revenue of the gross amount of agreed consideration to which it expects to be entitled in exchange for the services transferred. Transaction fees from merchants are earned for processing payment services such as bill payments for regular household needs, QR code payments for purchases both online and in-store, B2B (business to business) and processing of our debit cards and third-party issued cards through the Kaspi Payments platform.
-
Transaction revenue from retail customers, as our customers, is generated pursuant to debit payment card service agreements. The Group’s performance obligation is to process payments initiated by retail customers. The transaction price is determined as a percentage of the payment amount and is allocated to each performance obligation (transaction processing) on a standalone basis. Revenue is recognized at point in time when a transaction is processed. The Group is the principal for payment processing services relating to retail customers’ (debit card holders) use of the Kaspi Payments platform. As a result, revenue is recognized on a gross basis, as the Group is primarily responsible for fulfilling the payment processing on its own payments platform and has discretion in establishing the selling price of the payment processing service to the retail customer, irrespective of the costs the Group incur in instances where the Group may utilize other payment intermediaries. Transaction fees from customers using Kaspi Payments platform are earned for processing payment services such as debit card transactions and P2P payments to other banks’ cards. When using third-party payments platforms or networks (e.g., Visa/Mastercard), the Group is an agent for the payment processing services to retail customers (debit card holders) and, therefore, revenue is recognized on a net basis, as the Group is not primarily responsible for fulfilling the payment processing on third parties’ payments platforms/networks and has no discretion in establishing the selling price of the payment processing service to the retail customer on third party payment platforms/networks. Transaction fees from customers using third-party payments platform are earned for processing debit card transactions.
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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Marketplace fee revenue includes seller fees paid by merchants from our “3P” marketplace business, including Hepsiburada marketplace, Kaspi Travel, advertising and delivery transactions originated during both online and in store shopping. It also includes revenue from Kolesa Group, largest car and real estate classifieds platform in Kazakhstan, Autoelon.uz — car marketplace and member of the Kolesa Group in Uzbekistan and Digital Classifieds LLC mobile classified app in Azerbaijan.

•
“3P” Marketplace business fee revenue is generated through merchants, our customer in this case, selling their products and services directly to retail consumers through Kaspi.kz Super App and Hepsiburada marketplace pursuant to contracts with the Group. The facilitation of transfer of products and services through the Kaspi.kz Super App and Hepsiburada marketplace from the merchant to the retail consumer is considered a performance obligation of the Group and the transaction price is generally determined as a percentage of the value of goods or services being sold by the merchant to the retail consumer. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Transaction price for delivery revenue is determined in accordance with the applicable delivery tariffs. Allocation of the transaction price is based on the relative standalone selling price of the transaction service underlying each performance obligation. The Group recognizes revenue from the merchant when the retail customer obtains control over the merchant’s products or services. The Group is an agent in the transaction between a merchant and a retail consumer, as the Group does not obtain control over the specified good or service before it is transferred to the retail consumer, does not have discretion in establishing the prices for the specified good or service and is not primarily responsible for fulfilling the obligation to provide the specified good or service. Revenue is recognized on a net basis at point in time when the retail customer obtains control over the merchant’s products or services. The Group is a principal for delivery revenue, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the tariffs.

Fintech fee revenue:

•
Banking service fees are the main part of Fintech fee revenue and are recognized under banking service agreements with retail customers, our customers in this case. The Group’s performance obligations under these agreements are to provide additional cancellable banking services, that fall beyond standard services. These services include: access to a wide network of Kaspi ATMs with cash withdrawals free of charge with higher limits than general free cash withdrawal limits; 24-hour service line support for borrowers, transfers of loan amounts between Kaspi customers’ accounts and ability to use these funds for bill payments, transfers and other transactions via mobile application; SMS and mobile push notification/reminder services related to loans; issuance of loan statements/certificates free of charge via mobile application, and other services. The transaction price is determined as a fixed, monthly fee for access to these services and is allocated on a single performance obligation basis over the period of the banking service agreements. The Group is a principal under these agreements, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the prices for services. As a result, the revenue is recognized on a gross basis over the period in which the services are provided, typically monthly.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Retail revenue includes revenue from the sale of consumer goods on Hepsiburada marketplace, revenue from e-Grocery transactions for the sale of products and related delivery fees, and revenue from e-cars transactions for the sale of cars. Retail revenue is generated by selling products directly to buyers via Kaspi.kz Super App and Hepsiburada marketplace, and by selling cars via Kolesa App. Revenue is initially measured at the amount of consideration to which the entity expect to be entitled for goods purchased and is recognized at a point in time upon delivery when control of the goods has transferred to the customer, reduced by the estimates for return allowances, promotional discounts and rebates. The Group is the principal in a transaction with an end consumer and earns revenue on a gross basis.

Rewards are designed to change customer behavior and promote daily use of our Super App and ensure growth in customer engagement across all our platforms. Retail customers of the Group earn and accumulate bonuses (rewards) for purchases/transactions made with merchants that are also customers of the Group. Retail customers can then use bonuses earned for future purchases/transactions. Liabilities to pay bonuses are accrued on a transactional basis as a percentage from the transaction price of products sold or services provided and are accounted in Other liabilities (Note 22). Kaspi rewards do not have an expiration and are accounted as 1 bonus = 1 KZT, Hepsiburada rewards have variable expiration and are accounted 1 bonus = 1 TRY. Bonuses are accounted as variable consideration paid to customers and do not give rise to a future material right. In accordance with IFRS 15 “Revenue from contracts with customers” these bonuses are presented as a deduction from revenue. For segment reporting purposes we continue to account for rewards as selling and marketing expenses and allocate accordingly.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Retirement and other benefit obligations

In accordance with the requirements of the Republic of Kazakhstan and Türkiye in which the Group operates, certain percentages of pension payments are withheld from total disbursements to employee to be transferred to pension fund, such that a portion of salary expense is withheld from the employee and instead paid to a pension fund on behalf of the employee. This expense is charged to the Consolidated Statements of Profit or Loss in the period in which the related salaries are earned. Upon retirement, all retirement benefit payments are made by the pension fund. The Group does not have any pension arrangements separate from the pension system of the Republic of Kazakhstan. In addition, the Group has no post-retirement benefits or other significant compensated benefits requiring accrual.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Incorporation of forward looking information

When measuring ECL, the Group uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect credit risk. Refer to Note 30 for more details, including analysis of the sensitivity of the reported ECL to changes in estimated forward looking information.

Models and assumptions used

The Group uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgement is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk. See Note 30 for more details on ECL and Note 28 for more details on fair value measurement.

Fair value measurement and valuation process

In estimating the fair value of a financial asset or a liability, the Group uses market-observable data to the extent it is available and classifying such financial assets as Level 1 or Level 2 instruments. Where such inputs are not available, the Group uses valuation models to determine the fair value of its financial instruments with respective classification of such financial assets as Level 3 instruments. Refer to Note 28 for more details on fair value measurement.

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

Adoption of new and revised Standards

New and revised IFRS Accounting Standards as issued by the IASB that are effective for the current year

The following amendments and interpretations are effective for the Group beginning 1 January 2025:

Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on these consolidated financial statements of the Group.

New and revised IFRS Accounting Standards as issued by the IASB in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB that have been issued but are not yet effective:

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

The management does not expect that the adoption of the Standards listed above to have a material impact on these consolidated financial statements of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	2023	2024	2025

REVENUE	1,913,490	2,532,156	4,046,074
Fee revenue	1,027,545	1,329,350	1,654,238
Interest revenue	833,516	1,082,668	1,579,346
Retail revenue	68,807	163,134	850,127
Rewards	(39,578)	(54,225)	(55,887)
Other gains	23,200	11,229	18,250

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Revenue by segments for the years ended 31 December 2023, 2024, and 2025 is presented below:

	2023	2024	2025

Payments	478,684	587,097	658,726
Payments fee revenue	368,925	458,953	510,763
Interest revenue	109,759	128,144	147,963

Marketplace	448,223	732,943	1,931,472
Marketplace fee revenue	375,189	562,283	974,269
Retail revenue	68,807	163,134	850,127
Interest revenue	—	6,304	69,886
Other gains	4,227	1,222	37,190

Fintech	1,026,721	1,281,827	1,542,934
Interest revenue	723,757	955,528	1,383,465
Fintech fee revenue	283,991	316,292	178,409
Other (losses)/gains	18,973	10,007	(18,940)

Intergroup	(560)	(15,486)	(31,171)

Segment Revenue	1,953,068	2,586,381	4,101,961
Rewards	(39,578)	(54,225)	(55,887)

REVENUE	1,913,490	2,532,156	4,046,074

Intergroup includes Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. For the year ended 31 December 2024 and 2025, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

For the years ended 31 December 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 302,921 million, retail revenue of KZT 638,164 million, interest revenue of KZT 54,269 million and other gains of KZT 36,238 million. For the years ended 31 December 2025, rewards attributable to Türkiye is KZT 12,763 million.

Other gains/(losses) are mainly due to net gains/(losses) on foreign exchange operations and financial assets and liabilities. For the years ended 31 December 2023, 2024, and 2025, net gain on monetary position were KZT Nil, KZT Nil and KZT 33,313 million, respectively. For the years ended 31 December 2023, 2024, and 2025, the net gains/(losses) on foreign exchange operations were KZT 10,892 million, KZT (11,983) million and KZT 2,746 million, respectively. For the years ended 31 December 2023, 2024, and 2025, the net gains/(losses) on financial assets and liabilities were KZT 4,385 million, KZT 21,329 million and KZT (27,785) million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	2023	2024	2025
Goods and services transferred at point in time	786,267	1,151,887	2,281,618
Payments fee revenue - Transaction Revenue	342,271	426,470	474,775
Marketplace fee revenue	375,189	562,283	956,716
Retail revenue	68,807	163,134	850,127

Goods and services transferred over time	310,645	348,775	231,950
Payments fee revenue - Membership Revenue	26,654	32,483	35,988
Marketplace fee revenue - Membership revenue	—	—	17,553
Fintech fee revenue - Membership Revenue	3,249	3,432	3,109
Fintech fee revenue - Fintech banking service fees	280,742	312860	175300
TOTAL FEE AND RETAIL REVENUE	1,096,912	1,500,662	2,513,568

Interest revenue by type of operation for the years ended 31 December 2023, 2024 and 2025 is presented below:

	2023	2024	2025

Interest revenue from loans to customers	623,706	862,405	1,359,389
Interest revenue from other operations	209,810	220,263	219,957
Total interest revenue	833,516	1,082,668	1,579,346

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	2023	2024	2025

SEGMENT REVENUE	1,953,068	2,586,381	4,101,961
Payments	478,684	587,097	658,726
Marketplace	448,223	732,943	1,931,472
Fintech	1,026,721	1,281,827	1,542,934
Intergroup	(560)	(15,486)	(31,171)

NET INCOME	848,770	1,056,834	1,067,707
Payments	308,901	381,607	433,001
Marketplace	247,955	348,400	279,773
Fintech	291,914	326,827	354,933

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Costs and operating expenses that are deducted from revenue, include interest expenses and fees (2023: KZT (478,010) million; 2024: KZT (616,116) million; 2025: KZT (763,964) million) and provision expenses (2023: KZT (79,634) million; 2024: KZT (113,957) million; 2025: KZT (150,798) million), both attributable to Fintech Segment, and cost of goods and services (2023: KZT (106,360) million; 2024: KZT (239,383) million; 2025: KZT (1,106,954) million) attributable to Marketplace Segment.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognized across the segments.

The following table presents the summary of share-based compensation expense by segments:

	2023	2024	2025

SHARE-BASED COMPENSATION	(20,859)	(16,963)	(15,476)
Payments	(7,200)	(6,436)	(6,087)
Marketplace	(2,335)	(2,432)	(3,435)
Fintech	(11,324)	(8,095)	(5,954)

The following tables present the summary of revenue, net income, and non-current assets (excluding financial instruments, goodwill, deferred tax assets and other financial assets) by geographical market:

	2023	2024	2025

SEGMENT REVENUE	1,953,068	2,586,381	4,101,961
Kazakhstan & Other	1,953,068	2,586,381	3,070,369
Türkiye	—	—	1,031,592
NET INCOME	848,770	1,056,834	1,067,707
Kazakhstan & Other	848,770	1,056,834	1,160,725
Türkiye	—	—	(93,018)

	31 December	31 December
	2024	2025

NON-CURRENT ASSETS	284,909	719,037
Kazakhstan & Other	284,909	371,170
Türkiye	—	347,867

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

6.
Costs and operating expenses

	2023	2024	2025
COSTS AND OPERATING EXPENSES	(891,486)	(1,249,867)	(2,714,156)
Interest expenses and fees	(478,010)	(616,116)	(908,698)
Transaction expenses	(27,470)	(29,494)	(31,603)
Cost of goods and services	(166,356)	(303,858)	(1,179,141)
Technology & product development	(88,657)	(109,553)	(208,580)
Sales & marketing	(21,891)	(43,990)	(146,231)
General & administrative expenses	(29,468)	(32,899)	(78,252)
Provision expenses (see Note 7)	(79,634)	(113,957)	(161,651)

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for early collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods include the purchase price of consumer products, the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Rebates includes consideration received from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. For the years ended 31 December 2023, 2024, and 2025, the cost of goods were KZT 49,922 million, KZT 125,588 million and KZT 756,052 million, respectively. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

For the year ended 31 December 2025, costs and operating expenses attributable to Türkiye, include interest expenses and fees of KZT 144,734 million, cost of goods and services of KZT 767,466 million, technology & product development of KZT 62,324 million, sales & marketing of KZT 84,240 million, general & administrative expenses of KZT 38,551 million.

Interest expenses and fees by type of operation for the years ended 31 December 2023, 2024, and 2025 is presented below:

	2023	2024	2025
Interest expenses
Interest expense attributable to financing of loans to customers	(292,649)	(412,666)	(539,765)
Interest expense from other operations	(185,361)	(203,450)	(286,084)
Total interest expenses	(478,010)	(616,116)	(825,849)
Fees for early collection of credit card receivables	—	—	(82,849)
Total interest expenses and fees	(478,010)	(616,116)	(908,698)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	2023			2024			2025
	Employee benefits	Depreciation & amortization	Operating lease	Employee benefits	Depreciation & amortization	Operating lease	Employee benefits	Depreciation & amortization	Operating lease
Cost of goods and services	(23,522)	(237)	(1,268)	(29,114)	—	(1,319)	(79,644)	—	(1,553)
Technology & product development	(43,344)	(21,727)	(3,899)	(54,887)	(24,769)	(5,714)	(87,330)	(66,919)	(9,708)
Sales & marketing	(2,024)	—	(144)	(2,947)	—	(163)	(6,939)	—	(303)
General & administrative	(17,436)	(3,590)	(471)	(17,574)	(4,065)	(975)	(38,623)	(11,333)	(3,168)
Total	(86,326)	(25,554)	(5,782)	(104,522)	(28,834)	(8,171)	(212,536)	(78,252)	(14,732)

Expenses associated with share-based compensation are recognized across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	2023	2024	2025
SHARE-BASED COMPENSATION	(20,859)	(16,963)	(15,476)
Cost of goods and services	(1,747)	(1,342)	(1,093)
Technology & product development	(10,410)	(10,070)	(10,658)
Sales & marketing	(686)	(542)	(516)
General & administrative expenses	(8,016)	(5,009)	(3,209)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

7.
Provision expense

The movements in loss allowance were as follows:

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2022	67,604	11,785	135,313	–	6	82	656	–	3	7,794	39	223,282
Changes in provisions
-Transfer to Stage 1	15,923	(1,448)	(14,475)	–	–	–	–	–	–	–	–	–
-Transfer to Stage 2	(10,396)	16,184	(5,788)	–	–	(1)	1	–	–	–	–	–
-Transfer to Stage 3	(25,126)	(5,745)	30,871	–	–	–	(530)	530	–	–	–	–
Net changes, resulting from changes in credit risk parameters	(25,885)	(2,531)	61,320	261	–	5	31	606	20	2,060	(4)	35,883
New assets issued	75,077	–	–	–	–	28	–	–	–	–	–	75,105
Repaid assets (except for write off)	(37,258)	(1,955)	(12,662)	–	–	–	–	–	–	–	–	(51,875)
Modification effect	–	–	20,521	–	–	–	–	–	–	–	–	20,521
Total effect on Consolidated Statements of Profit or Loss	11,934	(4,486)	69,179	261	–	33	31	606	20	2,060	(4)	79,634
Write-off, net of recoveries	–	–	(49,055)	–	–	–	–	–	–	(4,214)	–	(53,269)
Foreign exchange difference	–	–	(3)	–	–	–	–	–	–	–	–	(3)

As at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2023, 2024 and 2025, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,408 million, KZT 1,178 million and KZT 816 million, respectively, is included in the ‘Revaluation reserve/(deficit) of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Reclassification of financial assets from financial assets carried at FVTOCI to other assets relates to the bonds, which have matured, but not repaid as at 31 December 2022.

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	27,424	(3,919)	(23,505)	–	–	–	–	–	–	–	–	–
-Transfer to Stage 2	(11,051)	20,608	(9,557)	–	–	–	–	–	–	–	–	–
-Transfer to Stage 3	(25,149)	(7,250)	32,399	–	–	–	–	–	–	–	–	–
Net changes, resulting from changes in credit risk parameters	(27,598)	(1,896)	65,061	1,924	1	195	(18)	(549)	19	3,909	(35)	41,013
New assets issued	86,095	–	–	–	–	142	–	–	–	–	–	86,237
Repaid assets (except for write off)	(32,139)	(1,455)	(13,333)	–	–	–	–	–	–	–	–	(46,927)
Modification effect	–	–	33,634	–	–	–	–	–	–	–	–	33,634
Total effect on Consolidated Statements of Profit or Loss	26,358	(3,351)	85,362	1,924	1	337	(18)	(549)	19	3,909	(35)	113,957
Write-off, net of recoveries	–	–	(56,973)	–	–	–	–	–		(979)	–	(57,952)
Foreign exchange difference	–	–	(9)	–	–	–	–	–	–	–	–	(9)

As at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	–	305,640

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	–	305,640
Changes in provisions
-Transfer to Stage 1	31,006	(3,095)	(27,911)	–	–	–	–	–	–	–	–	–
-Transfer to Stage 2	(11,830)	18,565	(6,735)	–	–	–	–	–	–	–	–	–
-Transfer to Stage 3	(26,981)	(13,731)	40,712	–	–	–	–	–	–	–	–	–
Net changes, resulting from changes in credit risk parameters	(39,150)	3,189	118,230	(702)	1	(42)	(81)	(166)	4	3,600	–	84,883
New assets issued	78,682	–	–	–	–	22	–	–	–	–	–	78,704
Repaid assets (except for write off)	(35,531)	(1,966)	(12,576)	–	–	(95)	–	–	–	–	–	(50,168)
Modification effect	–	–	48,232	–	–	–	–	–	–	–	–	48,232
Total effect on Consolidated Statements of Profit or Loss	4,001	1,223	153,886	(702)	1	(115)	(81)	(166)	4	3,600	–	161,651
Write-off, net of recoveries	–	–	(85,959)	–	–	–	–	–	–		–	(85,959)
On acquisition of subsidiary	539	856	2,783	–	–	–	–	–	–	(162)	–	4,016
Other changes	(94)	(135)	(582)	–	–	–	–	–	–	450	–	(361)
Foreign exchange difference	–	–	105	–	–	–	–	–	–	–	–	105

As at 31 December 2025	74,162	26,061	270,058	1,483	8	336	59	421	46	12,458	–	385,092

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine, Uzbekistan and Türkiye, where the Company and its subsidiaries operate and which may differ from IFRS Accounting Standards as issued by the IASB.

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

Deferred income tax liabilities comprise:

	2023	2024	2025

Vacation reserve, accrued bonuses and share-based compensation	1,242	994	5,224
Carry forward tax losses	—	—	4,827
Property, equipment and intangible assets	(4,012)	(5,369)	(66,036)
Other	527	48	3,883
Net valuation allowance for tax assets and incentives	—	—	(18,665)

Net deferred tax liability	(2,243)	(4,327)	(70,767)

In 2025 the Group recognised deferred tax liabilities in respect to intangible assets identified under business combination accounting (Note 32).

Relationships between net income before tax and income tax expenses are explained as follows:

	2023	2024	2025

Net income before tax	1,022,004	1,282,289	1,331,918

Tax at the statutory tax rate of 20%	(204,400)	(256,458)	(266,384)
Effect of different tax rates operating in other jurisdictions	—	—	3,428
Non-taxable income	38,038	36,797	34,038
Non-deductible expense	(6,872)	(5,794)	(7,600)
Additional tax from changes in tax legislation	—	—	(13,996)
Utilized tax losses and incentives	—	—	1,231
Effect of unrecognised deferred taxes and inflation adjustments	—	—	(17,229)
Adjustment recognized in the period for current tax of prior periods	—	—	2,301

Income tax expense	(173,234)	(225,455)	(264,211)

Current income tax expense	(174,196)	(223,371)	(197,771)
Deferred income tax (expense)/benefit	962	(2,084)	(66,440)

Income tax expense	(173,234)	(225,455)	(264,211)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine, 15% in Uzbekistan and 25% in Türkiye.

During the reporting period, amendments to the tax legislation introduced an additional corporate income tax applicable to certain categories of income. The respective effect was non-recurring in nature and relates only to 2025.

	2023	2024	2025

Net deferred tax liability
Balance as at 31 December	(3,205)	(2,243)	(4,327)
Change in deferred income tax balances recognized in profit or loss	962	(2,084)	(606)
Acquisition of subsidiary	—	—	(65,834)

At the end of the period	(2,243)	(4,327)	(70,767)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year ended 31 December 2025. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	2023	2024	2025

Net income attributable to the shareholders of the Company	841,351	1,039,739	1,073,177
Weighted average number of common shares for basic earnings per share	189,859,971	189,832,053	190,581,647
Weighted average number of common shares for diluted earnings per share	192,062,409	191,430,283	191,900,721

Earnings per share – basic (KZT)	4,431	5,477	5,631
Earnings per share – diluted (KZT)	4,381	5,431	5,592

Reconciliation of the number of shares used for basic and diluted EPS:

	2023	2024	2025
Weighted average number of common shares for basic earnings per share	189,859,971	189,832,053	190,581,647
Number of potential common shares attributable to share-based compensation	2,202,438	1,598,230	1,319,074

Weighted average number of common shares for diluted earnings per share	192,062,409	191,430,283	191,900,721

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

10.
Cash and cash equivalents

	2024	2025

Cash on hand	197,002	181,410
Current accounts with other banks	108,246	153,554
Short-term deposits with other banks	314,222	137,126
Reverse repurchase agreements	—	431,053

Total cash and cash equivalents	619,470	903,143

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2024 and 2025, current accounts and short-term deposits with NBRK are KZT 192,102 million and KZT Nil, respectively.

As at 31 December 2024 and 2025, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents are KZT Nil and KZT 431,053 million, respectively.

As at 31 December 2024 and 2025, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 35,114 million and KZT 34,935 million, respectively.

During the reporting period NBRK increased the requirements of mandatory cash balances for Bank’s liabilities denominated in national and foreign currencies from 0-2% to 3.5% and from 1-3% to 10%, respectively.

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	2024	2025

Total financial assets at FVTOCI	1,489,682	1,155,282
Total financial assets at FVTPL	17,149	22,464
Total financial assets at amortized cost	–	2,073

Total investment securities and derivatives	1,506,831	1,179,819

Financial assets at FVTOCI comprise:

	2024	2025

Debt securities	1,489,205	1,154,800
Equity investments	477	482

Total financial assets at FVTOCI	1,489,682	1,155,282

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Interest rate, %	2024	Interest rate, %	2025

Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	1,192,962	0.60-15.35	781,476
Sovereign bonds of foreign countries	0.63-4.13	3,475	0.63-4.50	219,793
Corporate bonds	2.00-15.88	292,364	2.00-18.01	153,531
Discount notes of the NBRK	14.62	404	—	—

Total debt securities		1,489,205		1,154,800

Debt securities are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and	BBB+ to	BB+	Not
	higher	BBB-	to B-	rated	Total
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205
Debt securities as at 31 December 2025	243,391	867,166	2,395	41,848	1,154,800

Financial assets at FVTPL comprise:

	2024	2025

Investment funds	—	21,717
Derivative financial instruments	17,149	747

Total financial assets at FVTPL	17,149	22,464

As at 31 December 2025, financial assets at FVTPL included swap and spot instruments of KZT 741 million (2024: KZT 4,923 million) with a notional amount of KZT 171,046 million (2024: KZT 139,659 million) and forwards of KZT 6 million (2024: KZT 12,226 million) with a notional amount of KZT 262,794 million (2024: KZT 274,327 million).

As at 31 December 2025, financial liabilities at FVTPL included swap and spot instruments of KZT 1,571 million (2024: KZT 133 million) with a notional amount of KZT 170,715 million (2024: KZT 139,696 million) and forwards of KZT 5,488 million (2024: KZT 129 million) with a notional amount of KZT 276,712 million (2024: KZT 269,387 million) and are disclosed in Note 22.

As at 31 December 2024 and 2025, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling KZT 24,474 million and KZT Nil, respectively.

12.
Loans to customers

	2024	2025
Gross loans to customers	6,042,443	7,543,926
Less: allowance for impairment losses (Note 7)	(295,843)	(371,764)
Total loans to customers	5,746,600	7,172,162

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the years ended 31 December 2023, 2024, and 2025 are disclosed in Note 7.

As at 31 December 2024 and 2025, accrued interest of KZT 68,558 million and KZT 106,348 million, respectively, was included in loans to customers.

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

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment losses	Total allowance for impairment losses to Gross NPLs
As at 31 December 2024	327,730	295,843	90%
As at 31 December 2025	466,845	371,764	80%

Provision expenses on loans to customers:

	2023	2024	2025
Provision expenses on loans to customers	(76,888)	(110,293)	(158,408)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Less: allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Gross loans to customers	6,691,163	129,800	703,082	19,881	7,543,926
Less: allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

During the years ended 31 December 2024 and 2025, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 137,728 million and KZT 185,388 million, respectively, by providing an interest free extended repayment schedule.

During the years ended 31 December 2024 and 2025, KZT 58,615 million and KZT 103,119 million of restructured loans were collected, respectively.

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 94,556 million and KZT 145,302 million, respectively.

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 18,009 million and KZT 26,505 million, respectively.

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 15,364 million and KZT 27,653 million, respectively.

As at 31 December 2024 and 2025, the Group recognized restructured loans as POCI loans with gross carrying amount of KZT 23,136 million and KZT 19,881 million, respectively.

13.
Property, equipment and intangible assets

	Land, buildings and construction	Furniture and equipment	Intangible assets	Construction in progress	Total

At initial/revalued cost

31 December 2023	82,489	126,273	52,988	1,974	263,724
Additions	17,338	38,431	7,452	23,332	86,553
Disposals	(1,705)	(3,348)	(709)	(2,635)	(8,397)
Acquisition of subsidiary	—	—	41,853	—	41,853
Transfer	9,368	701	373	(10,442)	—

31 December 2024	107,490	162,057	101,957	12,229	383,733
Additions	23,120	86,751	51,815	31,770	193,456
Disposals	(691)	(11,005)	(15,484)	(64)	(27,244)
Acquisition of subsidiary	44,172	57,475	381,664	—	483,311
Transfer	24,294	4,316	61	(28,671)	—

31 December 2025	198,385	299,594	520,013	15,264	1,033,256

Accumulated depreciation and impairment

31 December 2023	12,402	55,605	21,371	—	89,378
Charge for the year	3,560	20,426	4,618	—	28,604
Disposals	(349)	(3,073)	(116)	—	(3,538)
Transfer	1	(1)	—	—	—

31 December 2024	15,614	72,957	25,873	—	114,444
Charge for the year	12,993	37,351	25,551	—	75,895
Disposals	(462)	(7,561)	(2,452)	—	(10,475)
Acquisition of subsidiary	29,223	39,229	70,579	—	139,031

31 December 2025	57,368	141,976	119,551	—	318,895

Net book value

31 December 2025	141,017	157,618	400,462	15,264	714,361

31 December 2024	91,876	89,100	76,084	12,229	269,289

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024 and 2025, property and equipment included fully depreciated property and equipment of KZT 34,742 million and KZT 41,895 million, respectively.

The Group’s revaluation policy requires the entire class of buildings, construction and land to be revalued every five years. In 2021, the Group had its buildings and construction revalued by independent appraisers, and the revalued amounts approximate their carrying value.

The fair value of buildings and construction was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In measuring fair value of the Group’s buildings and construction, the measurements were categorized into Level 3. During the years ended 31 December 2024 and 2025, there were no movements between Level 3 and other levels.

14.
Goodwill

	2024	2025

As at 1 January	34,078	17,438
Acquisition of subsidiary	—	422,231
Provisional accounting adjustment	(16,640)	—
Hyperinflation and foreign exchange impacts	—	7,459

As at 31 December	17,438	447,128

Goodwill comprises:

	2024	2025

Hepsiburada	—	429,690
Other	17,438	17,438

As at 31 December	17,438	447,128

Significant cash-generating unit

In performing annual impairment testing, the recoverable amount of Hepsiburada has been calculated based on its value in use, estimated as the present value of projected future cash flows. Projected cash flows include specific estimates for a period of five years.

The Gross merchandise value (“GMV”) growth rates used to estimate cash flows for the five years are based on past performance of Hepsiburada and on the Group’s strategic plan. Growth rate is determined in nominal terms to match nominal estimates of future cash flows.

The assumptions used to develop weighted average cost of capital (“WACC”) are benchmarked to externally available data. Discount rate is determined in nominal terms to match nominal estimates of future cash flows.

The estimated cash flows after year five are extrapolated using a longer-term growth rate (“LTGR”), which is determined as geometric mean of real GDP growth rate for Türkiye.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Key assumptions comprise:

2025

Average GMV growth	18.8%
WACC	19.7%
LTGR	3.5%

There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount, except for WACC, where an increase of 1%, with all other assumptions held constant, would cause the CGU’s recoverable amount to equal it’s carrying amount.

15.
Inventory

	2024	2025

Goods	16,194	127,694
Less: allowance for impairment losses	(30)	(3,172)

Total inventory	16,164	124,522

16.
Other assets

	2024	2025
Other financial assets
Receivables from customers transactions	—	40,406
Trade receivables	—	26,379
Settlement with brokers	24,853	23,818
Receivables from VISA and Master Card	2,782	7,674
Other	9,418	10,183

Total other financial assets	37,053	108,460
Less: allowance for impairment losses (Note 7)	(7,260)	(11,035)

Total net other financial assets	29,793	97,425

Other non-financial assets
Prepayments for goods and services	55,683	58,026
Investment property	14,619	14,100
Taxes receivable	5,818	12,552
Other	1,460	2,855

Total other non-financial assets	77,580	87,533
Less: allowance for impairment losses	(1,279)	(1,422)

Total net other non-financial assets	76,301	86,111

Total other assets	106,094	183,536

Movements in allowances for impairment losses of other assets are disclosed in Note 7.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Investment property movement is presented as follows:

	2024	2025

Cost
As at 1 January	17,328	15,914
Additions	19	72
Disposals	(1,433)	(504)
As at 31 December	15,914	15,482

Accumulated depreciation
As at 1 January	(1,263)	(1,295)
Depreciation charge	(210)	(185)
Disposals	178	98
As at 31 December	(1,295)	(1,382)

Net book value	14,619	14,100

As at 31 December 2024 and 2025, the fair value of investment property was KZT 19,968 million and KZT 21,085 million, respectively. In measuring fair value of the Group’s investment property, the measurements were categorized into Level 3.

17.
Due to banks

	2024	2025
Recorded at amortized cost
Time deposits of banks and other financial institutions	323	16,183
Repurchase agreements	24,151	—

Total due to banks	24,474	16,183

As at 31 December 2024 and 2025, accrued interest of KZT 67 million and KZT 494 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2024 and 2025, amounted to KZT 24,151 million and KZT Nil, respectively.

18.
Customer accounts

	2024	2025
Individuals
Term deposits	5,328,125	6,244,418
Current accounts	921,913	934,286
Total due to individuals	6,250,038	7,178,704

Corporate customers
Term deposits	106,010	148,210
Current accounts	205,902	204,372

Total due to corporate customers	311912	352,582

Total customer accounts	6,561,950	7,531,286

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024 and 2025, accrued interest of KZT 51,212 million and KZT 66,419 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2024 and 2025, customer accounts of KZT 83,654 million and KZT 100,816 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2024 and 2025, customer accounts of KZT 76,413 million (1.16% of total customer accounts) and KZT 78,145 million (1.04% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2024 and 2025, customer accounts were predominately denominated in KZT, comprising 91% and 93%, respectively.

19.
Debt securities issued

	Currency	Maturity date	Nominal interest rate %	2024	2025

Third bond program – first issue	KZT	January 2025	9.90	51,050	—
Debt securities issued	USD	March 2030	6.25	—	331,992

Total debt securities issued				51,050	331,992

As at 31 December 2024 and 2025, accrued interest of KZT 2,062 million and KZT 5,420 million, respectively, was included in debt securities issued. All debt securities issued are recorded at amortized cost. The Group did not have any defaults or other breaches with respect to its debt securities issued as at 31 December 2024 and 2025.

On 27 January 2025 the Bank fully repaid its outstanding debt under the first issue of third bond program.

In March 2025, the Group issued debt securities totaling USD 650 million at a fixed rate of 6.25% per annum and maturing in 2030.

20.
Subordinated debt

	Currency	Maturity date	Nominal interest rate, %	2024	2025

Third bond program – fourth issue	KZT	June 2025	10.7	62,278	—
Debt component of preference shares	KZT	n/a	n/a	138	161

Total subordinated debt				62,416	161

On 10 July 2025, the Bank fully repaid its outstanding subordinated debt under the fourth issue of third bond program.

The debt component of preference shares relates to subsidiary Kaspi Bank JSC, and is held by the non-controlling interest. As at 31 December 2024 and 2025, accrued interest of KZT 3,179 million and KZT Nil, respectively, was included in subordinated debt.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

All subordinated debt are recorded at amortized cost as at 31 December 2024 and 2025. The above liabilities are subordinated to the claims of depositors and other creditors of the issuer in the event of liquidation. The Group did not have any defaults or other breaches with respect to its subordinated debt as at 31 December 2024 and 2025.

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

			Non-cash changes
	1 January 2024	Financing cash flows	Foreign exchange movement	Changes in amortized cost	2024

Debt securities issued	99,468	(48,769)	—	351	51,050
Subordinated debt	62,369	—	—	47	62,416

			Non-cash changes
	1 January 2025	Financing cash flows	Foreign exchange movement	Changes in amortized cost	2025

Debt securities issued	51,050	277,051	(709)	4,600	331,992
Subordinated debt	62,416	(59,103)	—	(3,152)	161

21.
Trade liabilities

	2024	2025

Payables to suppliers	22,454	219,274
Payables to merchants	—	127,127

Total trade liabilities	22,454	346,401

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

22.
Other liabilities

	2024	2025
Other financial liabilities
Finance leasing	—	21,585
Payables for customers’ online transactions	15,363	18,404
Accrued expenses	2,300	9,825
Derivative financial liabilities	262	7,059
Accrued dividends payable to non-controlling interest	362	—
Other	967	4,041
Total financial liabilities	19,254	60,914

Other non-financial liabilities
Contract liabilities	—	32,874
Other taxes payable	18,757	29,035
Accumulated employee benefits, vacation liabilities	8,295	27,725
Deferred revenue	13,677	25,823
Deferred tax liabilities	4,377	71,409
Current income tax payable	3,404	638
Other	14,132	5,730
Total non-financial liabilities	62,642	193,234

Total other liabilities	81,896	254,148

23.
Share capital

The table below provides a reconciliation of the change in the number of authorized shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorized shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465
ADS options exercised (Note 24)	—	—	747,178	747,178
GDR buy-back program	—	—	(64,914)	(64,914)

31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729
ADS options exercised (Note 24)	—	—	771,756	771,756
ADS buy-back program	—	—	(559,553)	(559,553)

31 December 2025	216,742,000	199,500,000	(9,272,068)	190,227,932

The Group accounts for GDRs/ADSs repurchased in Treasury Shares component of Share Capital. One GDR/ADS represents one share.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The following table summarizes the details of the GDR/ADS buy-back programs:

	Start date	Maturity date	Number of GDRs/ADSs acquired	Total amount paid (in millions of KZT)

1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
7th buy-back program	17 November 2025	27 February 2026	559,553	21,907

31 December 2025			4,596,485	149,134

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on 18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total

31 December 2023	130,144	(152,001)	(21,857)
ADS options exercised	—	3,332	3,332
GDR buy-back program	—	(2,852)	(2,852)

31 December 2024	130,144	(151,521)	(21,377)

ADS options exercised	—	3,443	3,443
ADS buy-back program	—	(21,907)	(21,907)

31 December 2025	130,144	(169,985)	(39,841)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

The following tables represent dividends declared:

	Dividends declared	Dividend per share

February 2024	161,514	KZT 850
April 2024	161,514	KZT 850
August 2024	161,514	KZT 850
November 2024	161,514	KZT 850

Total for 2024	646,056

During the year ended 31 December 2025, the Group did not declare dividends.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

24.
Share-based compensation

In 2021 the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivise and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	2023	2024	2025
Black-Scholes model inputs
Weighted average share price in USD	67.3	68.4	89.6
Expected volatility	42.4%	42.1%	38.2%
Risk-free rate	4.2%	4.3%	5.4%
Dividend yield	7.0%	7.0%	6.8%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarises the details of the ADS options outstanding:

	2024	2025
	(ADSs)	(ADSs)

Outstanding at the beginning of the period	2,202,438	1,598,230
Granted	142,970	497,790
Forfeited	—	(5,190)
Exercised	(747,178)	(771,756)
Expired	—	—

Outstanding at the end of the period	1,598,230	1,319,074

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve

31 December 2023	34,810
ADS options accrued	16,963
ADS options exercised	(19,999)

31 December 2024	31,774
ADS options accrued	15,476
ADS options exercised	(19,312)

31 December 2025	27,938

25.
Non-controlling interest

	Hepsiburada	Other	Total
Country of operation	Türkiye	—	—
Non-controlling interests share
As at 31 December 2023	—	—	—
As at 31 December 2024	—	—	—
As at 31 December 2025	24.04%	—	—
Net (loss)/income attributable to Non-controlling interest
For the year ended 31 December 2023	—	7,419	7,419
For the year ended 31 December 2024	—	17,095	17,095
For the year ended 31 December 2025	(21,672)	16,202	(5,470)
Total comprehensive (loss)/income attributable to Non-controlling interest
For the year ended 31 December 2023	—	7,620	7,620
For the year ended 31 December 2024	—	17,428	17,428
For the year ended 31 December 2025	(11,819)	15,413	3,594
Non-controlling interests
As at 31 December 2024	—	55,637	55,637
As at 31 December 2025	53,186	56,548	109,734

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The following is condensed financial information for the Hepsiburada for the year ended 31 December 2025:

2025
CONDENSED STATEMENT OF FINANCIAL POSITION
Current assets	350,073
Non-current assets	349,232
Total assets	699,305
Current liabilities	394,005
Non-current liabilities	84,062
Net assets	221,238
CONDENSED STATEMENT OF OPERATIONS
Revenue	1,036,582
Net loss	(68,034)
Total comprehensive loss	(68,075)
CONDENSED STATEMENT OF CASH FLOWS
Cash flows from operating activities	128,285
Cash flows from investing activities	35,142
Cash flows from financing activities	(109,023)
Effect of changes in foreign exchange rate on cash and cash equivalents	(25,331)
Cash and cash equivalents, beginning of period	104,237

Cash and cash equivalents, end of period	133,310

Dividend paid to non-controlling interests	—

26.
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

The Group uses the same credit policy in undertaking contingent commitments as it does for on-balance instruments.

As at 31 December 2024 and 2025, provision for losses on contingent liabilities were KZT Nil and KZT Nil, respectively.

The Group’s contingent liabilities and credit commitments comprised the following:

	2024	2025
	Nominal amount	Nominal amount

Commitments on loans and unused credit lines: Revocable loans	293,401	370,278
Guarantees issued and similar commitments	—	326

Total contingent liabilities and credit commitments	293,401	370,604

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

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

Legal proceedings

From time to time and in the normal course of business, claims against the Group are received from customers and counterparties. The Group recognizes a provision for a material loss from its legal proceedings when payment of such loss is probable and the amount can be estimated reliably. As at 31 December 2024 and 2025, no provision for material losses on legal proceedings was recognized.

Pensions and retirement plans

Employees of the Group receive pension benefits from pension funds in accordance with the laws and regulations of the Republic of Kazakhstan. As at 31 December 2024 and 2025, the Group was not liable for any supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

27.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2024		31 December 2025
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Consolidated statements of financial position

Gross loans to customers	1,103	6,042,443	333	7,543,926
- entities controlled by the key management personnel of the Group	1,103		333

Other assets	1,955	106,094	1,971	183,536
- entities controlled by the key management personnel of the Group	1,955		1,971

Due to banks	—	24,474	146	16,183
- entities controlled by the key management personnel of the Group	—	—	146

Customer accounts	12,120	6,561,950	18,474	7,531,286
- entities controlled by the key management personnel of the Group	2,846		2,865
- key management personnel of the Group	9,146		15,573
- other related parties	128		36

Other liabilities	963	81,896	3,352	254,148
- entities controlled by the key management personnel of the Group	963		3,352

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023		2024		2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	4,161	987,967	4,378	1,275,125	4,561	1,598,351
- entities controlled by the key management personnel of the Group	4,008		4,215		4,416
- key management personnel of the Group	153		162		145
- other related parties	—		1		—
Interest revenue	259	833,516	202	1,082,668	146	1,579,346
- other related parties	259		202		146
Other gains/(losses)	2	23,200	—	11,229	—	18,250
- entities controlled by the key management personnel of the Group	2		—		—
COSTS AND OPERATING EXPENSES
Interest expenses and fees	(544)	(478,010)	(609)	(616,116)	(957)	(908,698)
- entities controlled by the key management personnel of the Group	(507)		(25)		(53)
- key management personnel of the Group	(34)		(582)		(901)
- other related parties	(3)		(2)		(3)
Transaction expenses	(137)	(27,470)	(153)	(29,494)	(382)	(31,603)
- entities controlled by the key management personnel of the Group	(137)		(153)		(382)

Cost of goods and services	(5,129)	(166,356)	(6,445)	(303,858)	(7,167)	(1,179,141)
- entities controlled by the key management personnel of the Group	(5,129)		(6,445)		(7,167)
Technology & product development	—	(88,657)	—	(109,553)	(429)	(208,580)
- entities controlled by the key management personnel of the Group	—		—		(429)
General & administrative expenses	—	(29,468)	—	(32,899)	(6)	(78,252)
- entities controlled by the key management personnel of the Group	—		—		(6)

For the year ended 31 December 2023, 2024, and 2025, the total value of goods purchased from entities controlled by the key management personnel was KZT 4,310 million, KZT 6,336 million and KZT 7,354 million, respectively, from which KZT 3,906 million, KZT 3,215 million and KZT 6,563 million, respectively, recognised in cost of goods and services and remaining in inventory.

For the year ended 31 December 2024 and 2025, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 1,026 and KZT 2,967 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

For the year ended 31 December 2024 and 2025, the Group acquired from entities controlled by the key management personnel a commercial property for KZT 2,245 million and KZT Nil, respectively.

Compensation to directors and other members of key management is presented as follows:

	2023		2024		2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Employee benefits	(535)	(86,326)	(438)	(104,522)	(593)	(212,536)
Share-based compensation	(4,815)	(20,859)	(1,816)	(16,963)	(61)	(15,476)

28.
Fair value of financial instruments
a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

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

Financial assets/ financial liabilities	2024	2025	Fair value hierarchy	Valuation technique(s) and key input(s)
Non-derivative financial assets at FVTOCI (Note 11)	22,898	237,573	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,463,463	908,299	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	3,261	9,347	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI	60	63	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	17,149	747	Level 2

DCF method. Future cash flows
are estimated based on forward
exchange rates (from observable
forward exchange rates at the
end of the reporting period) and
contract forward rates, discounted
at a rate that reflects the credit
risk of various counterparties.

Investment funds at FVPTL (Note 11)	—	21,717	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 22)	262	7,059	Level 2

DCF method. Future cash flows are
estimated based on forward
exchange rates (from observable
forward exchange rates at the
end of the reporting period)
and contract forward rates,
discounted at a rate that
reflects the credit risk of
various counterparties.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively.

As at 31 December 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 177,483 million and KZT 589,517 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2024	2,322	2,322
Total gains or losses
- in profit or loss	—	—
- in other comprehensive income	939	939
Purchases	—	—
Issues	—	—
Disposals/settlements	—	—
Transfer into level 3	—	—
Transfers out of level 3	—	—

31 December 2024	3,261	3,261
Total gains or losses
- in profit or loss	—	—
- in other comprehensive income	6,086	6,086
Purchases	—	—
Issues	—	—
Disposals/settlements	—	—
Transfer into level 3	—	—
Transfers out of level 3	—	—

31 December 2025	9,347	9,347

During the twelve months ended 31 December 2025, there were no transfers between Level 1, Level 2 and Level 3.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2
Trade liabilities	22,454	22,454	Level 3

	2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	51,951	51,220	Level 2
Loans to customers	7,172,162	7,315,342	Level 3
Due to banks	16,183	16,183	Level 2
Customer accounts	7,531,286	7,463,854	Level 2
Debt securities issued	331,992	342,495	Level 2
Subordinated debt	161	161	Level 2
Trade liabilities	346,401	346,401	Level 3

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

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

Trade liabilities

Trade liabilities are short-term in nature, it is assumed that the carrying values approximate to their fair value.

29.
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

	2024	2025

Tier 1 capital (k1.2)	17.6%	19.6%
Total capital (k.2)	18.3%	19.6%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	2024	2025

Tier 1 capital (k1.2)	12.6%	12.7%
Total capital (k.2)	12.7%	12.7%

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

30.
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

As at 31 December 2024 and 2025, the maximum exposure to credit risk after offset and collateral was equal to its carrying value of all financial assets except for loans to customers.

As at 31 December 2024 and 2025, the maximum exposure to credit risk after offset and collateral of loans to customers were KZT 5,086,464 million and KZT 6,281,705 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Collateral held as security and other credit enhancements

The Group holds collateral or other credit enhancements to mitigate credit risk associated with financial assets. The main types of collateral obtained are as follows:

•
For reverse repurchase transactions – securities;
•
For loans to customers that are secured – charges over real estate properties and vehicles.

Although, the Group uses collateral as credit enhancement to mitigate its exposure to credit risk, major part of its loan portfolio is represented by unsecured loans. Thus, as at 31 December 2024 and 2025, unsecured gross carrying amount of loans to customers were KZT 5,359,101 million and KZT 6,606,933 million, respectively.

As at 31 December 2024 and 2025, credit impaired loans with a net carrying value of KZT 29,418 million and KZT 37,469 million, respectively were either fully or partially collateralized, reflecting the extent to which collateral and other credit enhancements mitigate credit risk.

Credit quality of financial assets

The tables below present information about the significant changes in the gross carrying amount of loans to customers during the period that contributed to changes in the allowance for impairment losses during the years ended 31 December 2024 and 2025:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers at amortized cost

Gross carrying amount as at 1 January 2024	4,048,478	55,804	363,703	10,504	4,478,489

Changes in the gross carrying amount
- Transfer to Stage 1	65,305	(13,657)	(51,648)	—	—
- Transfer to Stage 2	(76,678)	102,681	(26,003)	—	—
- Transfer to Stage 3	(266,377)	(24,694)	291,071	—	—
New loans to customers originated or purchased	4,507,341	—	—	21,310	4,528,651
Loans to customers that have been repaid or derecognized	(2,830,265)	(33,883)	(18,736)	(8,678)	(2,891,562)
Write-offs	—	—	(89,272)	—	(89,272)
Recovery from off-balance loans to customers	—	—	16,137	—	16,137

Gross carrying amount as at 31 December 2024	5,447,804	86,251	485,252	23,136	6,042,443

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers at amortized cost

Gross carrying amount as at 1 January 2025	5,447,804	86,251	485,252	23,136	6,042,443

Changes in the gross carrying amount
- Transfer to Stage 1	78,937	(17,388)	(61,549)	—	—
- Transfer to Stage 2	(118,983)	153,117	(34,134)	—	—
- Transfer to Stage 3	(378,113)	(55,316)	433,429	—	—
New loans to customers originated or purchased	5,348,309	—	—	(1,934)	5,346,375
Loans to customers that have been repaid or derecognized	(3,719,369)	(41,284)	(24,301)	(1,321)	(3,786,275)
Write-offs	—	—	(118,895)	—	(118,895)
On acquisition of subsidiary	32,578	4,420	4,944	—	41,942
Recovery from off-balance loans to customers	—	—	18,336	—	18,336

Gross carrying amount as at 31 December 2025	6,691,163	129,800	703,082	19,881	7,543,926

The Group uses an internal rating model to classify individually significant loans to customers in different risk categories:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,120	—	—	—	5,120
Grade: Impaired	—	—	5,260	—	5,260
Loans to customers that are collectively assessed for impairment	5,442,684	86,251	479,992	23,136	6,032,063

Total gross carrying amount	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total
Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	4,172	—	—	—	4,172
Grade: Impaired	—	—	4,428	—	4,428
Loans to customers that are collectively assessed for impairment	6,686,991	129,800	698,654	19,881	7,535,326

Total gross carrying amount	6,691,163	129,800	703,082	19,881	7,543,926
Allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	36,464	—	—	36,464
Investment grade (BBB+ - BBB-)	1,328	—	—	1,328
Investment grade (BB+ - B-)	123	—	—	123

Total gross carrying amount	37,915	—	—	37,915
Allowance for impairment losses	(7)	—	—	(7)
Carrying amount as at 31 December 2024	37,908	—	—	37,908

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Due from banks
High grade (A- and higher)	49,946	—	—	49,946
Investment grade (BBB+ - BBB-)	962	—	—	962
Not rated	1,051	—	—	1,051

Total gross carrying amount	51,959	—	—	51,959
Allowance for impairment losses	(8)	—	—	(8)
Carrying amount as at 31 December 2025	51,951	—	—	51,951

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	36,415	—	—	36,415
Investment grade (BBB+ - BBB-)	1,373,391	—	—	1,373,391
Non-Investment grade (BB+ - B-)	4,957	—	—	4,957
Not rated	70,614	567	3,261	74,442
Сarrying amount as at 31 December 2024	1,485,377	567	3,261	1,489,205

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Investment debt securities
High grade (A- and higher)	243,391	—	—	243,391
Investment grade (BBB+ - BBB-)	867,166	—	—	867,166
Non-Investment grade (BB+ - B-)	2,395	—	—	2,395
Not rated	37,624	3,663	561	41,848
Сarrying amount as at 31 December 2025	1,150,576	3,663	561	1,154,800

Financial assets, other than loans to customers and other financial assets, are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services. The highest possible rating is AAA.

	A- and higher	BBB+ to BBB-	BB+ to B-	CCC+ and lower	Not rated	Total
Gross carrying value
31 December 2024
Cash and cash equivalents, excluding cash on hand	203,364	210,591	1,077	273	7,247	422,552
Mandatory cash balances with NBRK	—	57,307	—	—	—	57,307
Due from banks	36,457	1,328	—	—	130	37,915
Investment securities and derivatives	48,687	1,378,268	4,957	—	75,620	1,507,532

31 December 2025
Cash and cash equivalents, excluding cash on hand	137,756	445,137	133,683	—	5,203	721,779
Mandatory cash balances with NBRK	—	305,126	—	—	—	305,126
Due from banks	41,946	962	2,420	—	6,631	51,959
Investment securities and derivatives	243,712	867,317	24,039	—	43,012	1,178,080

As at 31 December 2024 and 2025, all loan commitments and financial guarantee contracts of the Group are classified in Stage 1 (12-month ECL) and have “low to fair” risk grade.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Modified loans to customers

As a result of the Group’s forbearance activities, loans to customers might be modified. Modification doesn't lead to a material change in the net present value (“NPV”), therefore the Group doesn't recognise a modification gain/loss. The following tables refer to modified loans to customers where modification does not result in derecognition.

Loans to customers (with allowance for impairment losses based on lifetime ECL) modified during the years ended 31 December 2024 and 2025:

	2024	2025
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 1 January	68,029	80,012
Gross carrying amount of modified loans to customers within period	157,179	201,556
Loans to customers transferred to non impaired category (cured loans)	(92,276)	(121,395)
Loans to customers transferred to NPL	(33,178)	(46,539)
Repaid loans to customers	(19,742)	(43,644)
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 31 December	80,012	69,990

The net carrying amount of loans to customers at time of modification that are modified during the years ended 31 December 2024 and 2025 were KZT 117,763 million and KZT 160,156 million, respectively. The gross carrying amount of modified loans to customers for which the allowance for impairment losses changed from lifetime to 12-month ECL in the years ended 31 December 2024 and 2025 were KZT 38,744 million and KZT 101,774 million, respectively.

Macro sensitivity

The Group has performed a sensitivity analysis on its loan portfolio. For the purpose of ECL estimation the Group assumes a scenario of a 1 percentage point shift of the nominal Exchange rate of USD and base rate KZT.

A shift in the baseline nominal Exchange rate of USD by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by KZT -1,447/+1,407 million respectively.

A shift in baseline Short-term interest rate by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by KZT -1,386/ +1,381 million respectively.

Scenario for the nominal USD/KZT exchange rate:

•
5.20% and 1.31% for years 2026 and 2027 respectively as the baseline scenario;
•
1.57% and -2.31% for years 2026 and 2027 respectively as upside scenario;
•
8.83% and 4.94% for years 2026 and 2027 respectively as downside scenario.

Scenario for the base rate KZT:

•
17.3% and 13.9% for years 2026 and 2027 respectively as the baseline scenario;
•
16.41% and 13.01% for years 2026 and 2027 respectively as upside scenario;
•
17.3% and 14.79% for years 2026 and 2027 respectively as downside scenario.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Liquidity risk

The liquidity management framework of the Group mainly consists of following instruments:

-
Assessment of sufficient level of high quality liquid assets;
-
Cash flow forecasting;
-
Diversification of funding;
-
Social media marketing;
-
Up-to-date contingent funding plan.

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

A major part of the Group’s obligations consists of customer accounts of individuals, with nominal maturity under 2 years. However, 92% of deposits in 2025 were rolled over, which absent a liquidity event such as a run on the bank, allows the Group to maintain a long-term stable funding base. The average amount of individuals’ customer accounts balance is KZT 1,296 thousand as at 31 December 2025, which is another indicator of diversification and stability of the funding base.

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

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

An analysis of the financial assets and liabilities liquidity and interest rate risks is presented in the following table on discounted basis:

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2024 Total
Cash and cash equivalents	388,707	6	—	—	—	388,713
Due from banks	2,267	2,315	33,016	310	—	37,908
Investment securities	153,419	81,250	358,229	627,589	268,718	1,489,205
Loans to customers	485,611	728,514	2,242,972	2,039,044	250,459	5,746,600
Total interest bearing financial assets	1,030,004	812,085	2,634,217	2,666,943	519,177	7,662,426

Cash and cash equivalents	230,757	—	—	—	—	230,757
Mandatory cash balances with National Bank of the Republic of Kazakhstan	57,307	—	—	—	—	57,307
Derivative financial assets	1,011	2,340	7,126	6,672	—	17,149
Investment securities	417	—	—	—	60	477
Other financial assets	29,793	—	—	—	—	29,793
Total non-interest bearing financial assets	319,285	2,340	7,126	6,672	60	335,483
Total financial assets	1,349,289	814,425	2,641,343	2,673,615	519,237	7,997,909

Due to banks	24,474	—	—	—	—	24,474
Customer accounts	672,334	970,692	3,738,339	46,994	5,776	5,434,135
Debt securities issued	51,050	—	—	—	—	51,050
Subordinated debt	3,300	—	59,116	—	—	62,416
Total interest bearing financial liabilities	751,158	970,692	3,797,455	46,994	5,776	5,572,075

Customer accounts	1,127,815	—	—	—	—	1,127,815
Trade liabilities	—	22,454	—	—	—	22,454
Derivative financial liabilities	133	129	—	—	—	262
Other financial liabilities	18,992	—	—	—	—	18,992
Total non-interest bearing financial liabilities	1,146,940	22,583	—	—	—	1,169,523
Total financial liabilities	1,898,098	993,275	3,797,455	46,994	5,776	6,741,598
Guarantees issued and similar commitments	250	32	423	5,251	—	5,956
Total financial liabilities and commitments	1,898,348	993,307	3,797,878	52,245	5,776	6,747,554
Liquidity surplus/(gap)	(549,059)	(178,882)	(1,156,535)	2,621,370	513,461
Cumulative liquidity surplus/(gap)	(549,059)	(727,941)	(1,884,476)	736,894	1,250,355

Interest sensitivity surplus/(gap)	278,846	(158,607)	(1,163,238)	2,619,949	513,401
Cumulative interest sensitivity surplus/(gap)	278,846	120,239	(1,042,999)	1,576,950	2,090,351

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2025 Total
Cash and cash equivalents	706,448	—	—	—	—	706,448
Due from banks	2,135	1,930	47,886	—	—	51,951
Investment securities	54,601	270,644	177,690	500,541	151,325	1,154,801
Loans to customers	882,217	919,753	2,705,255	2,662,182	2,755	7,172,162
Total interest bearing financial assets	1,645,401	1,192,327	2,930,831	3,162,723	154,080	9,085,362

Cash and cash equivalents	196,695	—	—	—	—	196,695
Mandatory cash balances with National Bank of the Republic of Kazakhstan	305,126	—	—	—	—	305,126
Derivative financial assets	22,378	2,073	6	—	80	24,537
Investment securities	418	—	—	—	63	481
Other financial assets	57,019	40,406	—	—	—	97,425
Total non-interest bearing financial assets	581,636	42,479	6	—	143	624,264
Total financial assets	2,227,037	1,234,806	2,930,837	3,162,723	154,223	9,709,626

Due to banks	15,712	471	—	—	—	16,183
Customer accounts	1,496,544	1,414,973	3,379,009	37,009	5,776	6,333,311
Debt securities issued	—	—	5,420	326,572	—	331,992
Total interest bearing financial liabilities	1,512,256	1,415,444	3,384,429	363,581	5,776	6,681,486

Customer accounts	1,197,975	—	—	—	—	1,197,975
Trade liabilities	255,758	84,530	6,113	—	—	346,401
Derivative financial liabilities	1,010	1,747	4,302	—	—	7,059
Other financial liabilities	39,485	373	4,773	9,224	—	53,855
Total non-interest bearing financial liabilities	1,494,228	86,650	15,188	9,224	—	1,605,290
Total financial liabilities	3,006,484	1,502,094	3,399,617	372,805	5,776	8,286,776
Guarantees issued and similar commitments	—	218	—	5,055	—	5,273
Total financial liabilities and commitments	3,006,484	1,502,312	3,399,617	377,860	5,776	8,292,049
Liquidity surplus/(gap)	(779,447)	(267,506)	(468,780)	2,784,863	148,447
Cumulative liquidity surplus/(gap)	(779,447)	(1,046,953)	(1,515,733)	1,269,130	1,417,577

Interest sensitivity surplus/(gap)	133,145	(223,117)	(453,598)	2,799,142	148,304
Cumulative interest sensitivity surplus/(gap)	133,145	(89,972)	(543,570)	2,255,572	2,403,876

As at 31 December 2024 and 2025, guarantee deposits in favour of international payments systems included in due from banks were KZT 37,782 million and KZT 43,940 million, respectively.

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

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The sensitivity analysis includes interest rate risk, which has been determined based on “reasonably possible changes in the risk variable”. The level of these changes is determined by management and is contained within the risk reports provided to key management personnel.

As at 31 December 2025, the impact on profit before income tax due to a +/-3 p.p. change in interest rate amounted -/+ KZT Nil (2024: -+/- KZT Nil).

As at 31 December 2025, the impact on equity due to a +/-3 p.p. change in interest rate amounted KZT -49,348 million /KZT+55,739 million (2024: KZT -74,854 million /KZT+85,862 million).

Currency risk

The Group manages its currency risk by keeping modest open currency position. The Group only issues loans to customers in tenge, which protects the Group from hidden currency risk in case of a currency devaluation.

The Group’s exposure to foreign currency exchange rate risk is presented in the table below:

	Tenge	USD USD 1 = KZT 525.11	EUR EUR 1 = KZT 546.74	Other currency	2024 Total
Non-derivative financial assets
Total non-derivative financial assets	7,552,496	388,027	25,336	14,899	7,980,758

Non-derivative financial liabilities
Total non-derivative financial liabilities	6,153,015	579,664	6,247	2,673	6,741,599

NET POSITION ON NON- DERIVATIVE FINANCIAL INSTRUMENTS	1,399,481	(191,637)	19,089	12,226

Derivative financial instruments
Accounts payable on spot and derivative contracts	(251,281)	(95,760)	(59,595)	(2,709)	(409,345)
Accounts receivable on spot and derivative contracts	69,674	316,929	43,192	1,340	431,135
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(181,607)	221,169	(16,403)	(1,369)	21,790

NET POSITION	1,217,874	29,532	2,686	10,857

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Tenge	USD USD 1 = KZT 505.53	EUR EUR 1 = KZT 593.44	TRY TRY 1= KZT 11.80	Other currency	2025 Total
Non-derivative financial assets
Total non-derivative financial assets	8,883,016	563,151	20,214	199,829	18,883	9,685,093

Non-derivative financial liabilities
Total non-derivative financial liabilities	7,060,636	903,121	9,884	310,435	2,861	8,286,937

NET POSITION ON NON- DERIVATIVE FINANCIAL INSTRUMENTS	1,822,380	(339,970)	10,330	(110,606)	16,022

Derivative financial instruments
Accounts payable on spot and derivative contracts	(299,866)	(21,304)	(70,085)	—	(63,232)	(454,487)
Accounts receivable on spot and derivative contracts	17,418	316,357	62,938	537	61,127	458,377
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(282,448)	295,053	(7,147)	537	(2,105)	3,890

NET POSITION	1,539,932	(44,917)	3,183	(110,069)	13,917

Currency risk sensitivity analysis

The Group analyzed sensitivity to an increase and decrease in the USD, EUR and TRY against the KZT. +/-25% is the sensitivity rate for USD, EUR and +25%/-50% is the sensitivity rate for TRY used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign currency exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation as at 31 December 2024 and 2025.

As at 31 December 2025, the impact on profit or loss and on equity due to +/-25% change in USD rate were KZT +/-11,229 million (2024: KZT +/-7,383 million).

As at 31 December 2025, the impact on profit or loss and on equity due to +/-25% change in EUR rate were KZT +/- 796 million (2024: KZT +/- 672 million).

As at 31 December 2025, the impact on profit or loss and on equity due to +25% and -50% change in TRY rate were KZT -27,517 million and KZT +55,035 million, respectively (2024: KZT Nil).

31.
Condensed financial information - parent company only

As described in Note 29, the Bank must comply with NBRK’s capital requirements. Further, the Bank cannot lend more than 10% of Bank’s total capital to the Company, which restricts the use of the Bank’s net assets.

The Group performed a test on the restricted net assets of its bank subsidiary and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as at 31 December 2024 and 2025.

The following is condensed financial information for the Company.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Condensed Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2023, 2024, and 2025

	2023	2024	2025
REVENUE	602,138	776,807	775,668
Dividend income from banking subsidiaries*	283,352	285,206	223,535
Dividend income from other subsidiaries*	296,700	467,500	518,500
Interest income	22,324	22,707	23,151
Marketing income	—	—	20,889
Net (losses) gains on foreign exchange operations	(238)	1,394	(10,454)
Fees and commission income	—	—	47

COSTS AND OPERATING EXPENSES	(24,544)	(20,826)	(36,826)
General and administrative expenses	(24,528)	(20,810)	(20,242)
Interest expense	—	—	(16,534)
Fee and commission expense	(16)	(16)	(32)
Provision expenses	—	—	(18)

NET INCOME BEFORE TAX	577,594	755,981	738,842

Income tax	(3,705)	(4,058)	(2,966)

NET INCOME	573,889	751,923	735,876

OTHER COMPREHENSIVE INCOME	—	—	34

TOTAL COMPREHENSIVE INCOME	573,889	751,923	735,910

* Joint Stock Company Kaspi.kz directly holds 100% ownership interest in Kaspi Group JSC, the parent company of banking group and indirectly holds 98.95% ownership interest in Kaspi Bank JSC through Kaspi Group JSC. As allowed under IAS 27.10, the investment in banking subsidiaries and other subsidiaries were accounted for under the cost method. Using the equity method, the income in undistributed earnings of banking subsidiaries were KZT 8,607 million, KZT 11,030 million and KZT 15,721 million for 2023, 2024 and 2025, respectively, and the income in undistributed earnings of other subsidiaries were KZT 78,196 million, KZT 34,690 million and KZT 30,150 million for 2023, 2024, and 2025, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Condensed Statements of Financial Position as at 31 December 2024 and 2025

	2024	2025
ASSETS:
Cash and cash equivalents	324,993	506,361
Investments in banking subsidiaries*	171,107	171,107
Investments in other subsidiaries*	39,103	703,818
Investment securities and derivatives	—	215,524
Current income tax assets	—	143
Other assets	1,352	2,026

TOTAL ASSETS	536,555	1,598,979

LIABILITIES:
Debt securities issued	—	331,992
Other liabilities	155	1,112

TOTAL LIABILITIES	155	333,104

EQUITY:
Issued capital	130,144	130,144
Treasury shares	(151,521)	(169,985)
Revaluation reserve of financial assets	—	34
Share-based compensation reserve	31,777	27,938
Retained earnings	526,000	1,277,744

TOTAL EQUITY	536,400	1,265,875

TOTAL LIABILITIES AND EQUITY	536,555	1,598,979

* Using the equity method, the investment in banking subsidiaries were KZT 221,293 million and KZT 233,595 million for 31 December 2024 and 2025, respectively, and the investment in other subsidiaries were KZT 204,620 million and KZT 869,386 million for 31 December 2024 and 2025, respectively.

In accordance with NBRK regulations, dividends paid by the Bank to the Company are subject to certain limitations.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Condensed Statements of Cash Flows For the Years ended 31 December 2023, 2024, and 2025

	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest income received	18,991	19,303	23,577
Interest paid	—	—	(21,954)
Fees and commissions received	—	—	47
Fees and commissions paid	(16)	(16)	(32)
Marketing income received	41	—	20,889
General and administrative expenses paid	(3,669)	(3,548)	(8,395)

Cash flows from operating activities before changes in operating assets and liabilities	15,347	15,739	14,132

Changes in operating assets and liabilities
Other assets	426	(821)	(815)
Other liabilities	80	(14)	956

Cash inflow from operating activities before income tax	15,853	14,904	14,273

Income tax paid	(539)	(587)	(2,966)

Net cash inflow from operating activities	15,314	14,317	11,307

CASH FLOWS FROM INVESTING ACTIVITIES:
Dividends received from subsidiaries	580,052	752,706	742,035
Proceeds on disposal of financial assets at FVTOCI	—	—	336,907
Purchase of financial assets at FVTOCI	—	—	(587,234)
Acquisition of subsidiary, net of cash acquired	—	—	(552,834)
Sale of investments in subsidiaries	—	5,000	—
Purchase of investments in subsidiaries			(33,721)

Net cash (outflow)/inflow from investing activities	580,052	757,706	(94,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	—	—	326,047
Dividends paid	(560,132)	(646,056)	—
Purchase of treasury shares	(60,703)	(2,852)	(21,907)

Net cash inflow/(outflow) from financing activities	(620,835)	(648,908)	304,140

Effect of changes in foreign exchange rate on cash and cash equivalents	(279)	1,394	(39,232)
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	(25,748)	124,509	181,368

CASH AND CASH EQUIVALENTS, beginning of period	226,232	200,484	324,993

CASH AND CASH EQUIVALENTS, end of period	200,484	324,993	506,361

32.
Business combination

On 29 January 2025, we completed strategic acquisition that is complementary to our business and operations, including opportunities that we believe can help us further improve growth across all our platforms and strong financial performance. The Group acquired 65.41% share in Hepsiburada.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed as at the date of acquisition are set out in the table below:

ASSETS:
Cash and cash equivalents	43,962
Financial assets at FVTPL	3,492
Due from banks	1,924
Loans to customers	11,104
Property, equipment and intangible assets	342,875
Inventory	101,431
Other assets	78,882
TOTAL ASSETS	583,670
Due to banks	15,685
Trade liabilities	207,877
Other liabilities	112,245
TOTAL LIABILITIES	335,807
Total identifiable assets acquired and liabilities assumed	247,863

The non-controlling interest recognised at the acquisition date was measured as a proportionate share of the identifiable net assets and amounted to KZT 85,736 million.

Goodwill on acquisition

Total consideration	582,444
Plus: Non-controlling interests	85,736
Less: Fair value of identifiable net assets acquired	(247,863)
Foreign exchange translation differences	1,908
Goodwill on acquisition	422,225

The goodwill on acquisition is primarily related to sales growth from future product and service offerings, new customers and expected synergies from the combination. None of the goodwill is expected to be deductible for income tax purposes.

The measurement period adjustments are incorporated into the business combination accounting. Intangible assets, represented by trademark and customer base, acquired in a business combination are recognised initially at their fair value at the acquisition date (which is regarded as their cost) and have definite useful life. The useful life of the trademark is determined by the estimated period over which customer loyalty and marketing support are expected to generate economic benefits, useful life can be extended upon the execution of specific brand development initiatives and identifiable capital investments that demonstrably enhance the asset’s economic life. Carrying value of trademark and customer base as at the acquisition date is KZT 225,130 million and KZT 33,634 million, respectively. The measurement period adjustments resulted in a corresponding increase of deferred tax liabilities amounted to KZT 64,691 million, increase of non-controlling interest amounted to KZT 67,287 million and decrease of goodwill amounted to KZT 126,786 million.

The acquired business contributed revenues of KZT 1,036,582 million and net loss of KZT 68,034 million to the Group for the period from 29 January 2025 to 31 December 2025. If the acquisition had occurred on 1 January 2025, consolidated pro-forma revenue and net loss for the period ended 31 December 2025 would have been KZT 1,115,710 million and KZT 67,250 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

33.
Subsequent events

On 5 January 2026, the Group entered into a stock purchase agreement of 32,885,686 ordinary shares of Hepsiburada for USD 97 million. At the date of authorization of these consolidated financial statements, the Group holds 85.17% of the voting rights in Hepsiburada.

On 27 February 2026, the 7th buy-back program, which was approved in November 2025 in the amount of up to USD 100 million, was completed. A total of 1,297,131 ADSs for KZT 50,274 million were repurchased.

On 27 February 2026, the Board of Directors of the Company proposed a dividend of KZT 850 per share, subject to shareholder approval.